As filed with the Securities and Exchange Commission on February 27, 2006
Registration No. 333-130035

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 3
to
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Tim Hortons Inc.
(Exact name of registrant as specified in its charter)

Delaware	5812	51-0370507
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
874 Sinclair Road
Oakville, Ontario L6K 2Y1
Canada (905) 845-6511
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
The Corporation Trust Company
Corporation Trust Center
1209 Orange Street
Wilmington, Delaware 19801 (302) 658-7581
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
As soon as practicable after the effective date of this Registration Statement
(Approximate date of commencement of proposed sale to the public)
Copies to:

Leon M. McCorkle, Jr. Executive Vice President, General Counsel and Secretary Wendy’s International, Inc. P.O. Box 256 4288 West Dublin-Granville Road Dublin, Ohio 43017-0256 (614) 764-3100	J. Steven Patterson Akin Gump Strauss Hauer & Feld LLP Robert S. Strauss Building 1333 New Hampshire Avenue, N.W. Washington, D.C. 20036-1564 (202) 887-4000 (202) 887-4288	Robert E. Buckholz, Jr. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004-2498 (212) 558-4000 (212) 558-3588
     If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated February 27, 2006.
29,000,000 Shares
Tim Hortons Inc.
Common Stock

       This is an initial public offering of common stock of Tim Hortons Inc. All of the shares of common stock are being sold by the company.
       Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be a U.S. dollar amount equivalent to between C$21.00 (approximately US$18.00) and C$23.00 (approximately US$20.00). The Toronto Stock Exchange has conditionally approved the listing of the common stock under the symbol “THI.” Listing is subject to Tim Hortons Inc. fulfilling all the requirements of the Toronto Stock Exchange, including distribution of the common stock to a minimum number of public securityholders. Tim Hortons Inc. has applied to list the common stock on the New York Stock Exchange under the symbol “THI.”
       See “Risk Factors” on page 11 to read about factors you should consider before buying common stock.

       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	US$	US$
Underwriting commission	US$	US$
Proceeds before expenses, to Tim Hortons Inc.	US$	US$
       The public offering price for common shares offered in the United States is payable in U.S. dollars, and the public offering price for common shares offered in Canada and elsewhere outside the United States is payable in Canadian dollars, except as may otherwise be agreed by the underwriters. The U.S. dollar amount is the approximate equivalent of the Canadian dollar amount based on the prevailing U.S.-Canadian dollar exchange rates on the date of this prospectus, as described under “Prospectus Summary—Exchange Rate Data.”
       If the underwriters sell more than 29,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 4,350,000 shares of common stock from Tim Hortons Inc. at the initial public offering price less the underwriting discount.

       The underwriters expect to deliver the shares against payment in New York, New York on                 , 2006.

Goldman, Sachs & Co.	RBC Capital Markets

JPMorgan	Scotia Capital
Prospectus dated                     , 2006.

Founded more than 40 years ago, as a coffee and donut shop, Tim Hortons has constantly evolved to meet changing consumer tastes. Our menu offers everything from a premium blend of coffee, flavoured cappuccinos, specialty and steeped teas to home-style soups, fresh sandwiches, and freshly baked goods. Our franchisees focus on quality, freshness, value, service, convenience and community leadership. These core values have propelled the chain from its first store in Hamilton, Ontario in 1964 to 2,597 stores across Canada, and 288 locations in key markets in the United States. welcome

Tim Hortons

7:33
Tim Hortons

Tim Hortons
ALWAYS FRESH

BUTTER CROISSANT
CHERRY CHEESE DANISH
MAPLE PECAN DANISH

menu innovation

Tim Hortons
iced
Cappuccino

Tim Hortons
ALWAYS FRESH

Tim Hortons
Yogurt & berries

menu	innovation

we fit anywhere

Tim Hortons

Tim Hortons

Tim Hortons
Tim Hortons

Tim Hortons
ALWAYS FRESH
DRIVE THRU

Tim Hortons
Tim Hortons

we fit	anywhere

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.
      Through and including                     , 2006, all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PROSPECTUS SUMMARY
       This summary highlights information contained in this prospectus. Because it is a summary, it does not contain all of the information you should consider before investing in our common stock. You should carefully read the entire prospectus. In particular, you should read the section entitled “Risk Factors” and our historical consolidated financial statements and the notes thereto included elsewhere in this prospectus.
       Tim Hortons Inc., a wholly-owned subsidiary of Wendy’s International, Inc., owns and operates the quick service restaurant chain known as “Tim Hortons.” Unless the context otherwise requires, any references in this prospectus to “we,” “our,” “us” and the “Company” refer to Tim Hortons Inc. and its consolidated subsidiaries as in effect on the closing date of this offering, but not to any of the franchisees that operate Tim Hortons restaurants. Any references in this prospectus to “Wendy’s” refer to Wendy’s International, Inc. and its consolidated subsidiaries, other than us. Unless otherwise specified, references to “dollars” or “$” in this prospectus are to Canadian dollars.
       We believe systemwide sales, which consists of aggregate sales by all franchised and company-operated restaurants, and average same-store sales provide meaningful information to investors concerning the size of our system, the overall health of the system and the strength of our brand. Information about systemwide and average same-store sales is included in this prospectus. Franchisee operations generally are not included in our financial statements; however, franchisee sales result in royalties and rental income that are included in our franchise revenues.
Our Company
       We are the largest quick service restaurant chain in Canada based on systemwide sales and number of restaurants open. According to the Canadian Restaurant and Foodservices Association and Statistics Canada, in 2004 our system represented 22.6% of the $14.0 billion quick service restaurant segment of the Canadian foodservice industry based on sales dollars, almost 25.0% larger than our nearest competitor.
       Since our founding in 1964, we have been committed to a close relationship with our franchisees, which has helped generate customer loyalty and build Tim Hortons® into one of the most widely recognized consumer brands in Canada. Our menu spans a broad range of categories that appeal to customers throughout the day, such as premium blend coffee, flavoured cappuccinos, specialty and steeped teas, home-style soups, fresh sandwiches and freshly baked goods, including donuts, bagels, muffins, cookies, croissants and pastries.
       Since the end of 1995, our systemwide sales and revenues have grown at compound annual growth rates of 17.6% and 16.5%, respectively. This growth has been a result of expanding the number of system restaurants at a 9.2% compound annual growth rate and increasing average annual same-store sales by 7.5% and 9.7% in Canada and the U.S., respectively. We have produced average same-store sales increases for 14 and 15 consecutive years in Canada and the U.S., respectively. Since the end of 1995, we have increased our total operating income at a 17.1% compound annual growth rate.
       As of January 1, 2006, we had a system of 2,885 restaurants in Canada and the U.S. Our 2,597 restaurants across Canada include 681 smaller restaurants in non-standard locations, such as gas station convenience stores, universities, hospitals and office buildings. In the U.S., we have a regional presence primarily in the Northeast and Midwest with 288 restaurants in 10 states, concentrated in three major markets. As of January 1, 2006, franchisees operated 2,564, or 98.7%, of the restaurants in Canada and 226, or 78.5%, of the restaurants in the U.S.
       We have a diversified base of revenue and operating income generated from franchisee royalties and fees, rental income, warehouse sales and company-operated stores. In fiscal 2005 we had total revenues of $1.5 billion, operating income of $290.0 million and net income of $191.0 million. Average same-store sales increases in fiscal 2004 were 7.4% in Canada and 9.8% in the U.S., and in fiscal 2005 were 5.2% in Canada and 7.0% in the U.S.
Our Competitive Strengths
       Iconic brand status in Canada. Tim Hortons was recognized as the best managed brand in Canada, according to annual surveys published by Canadian Business magazine in 2004 and 2005. In addition, in an internal 2005 national study, when consumers were asked which fast service chain, convenience store or gas station they stop at to have a coffee, snack or meal most often, Tim Hortons was named 37% of the time, nearly three times higher than the nearest competitor. We were also named one of Canada’s most admired corporate cultures in 2005 by Canadian Business magazine.
       Leading market positions in Canada. According to the 2005 NPD Canada CREST foodservice industry report, our system represented 27.7% of the quick service restaurant sector, based on traffic, and 75.8% of the coffee and baked goods sector of the Canadian quick service restaurant segment, based on the number of customers served over the 12 months ended November 30, 2005. In addition, we have the leading market position in the Canadian quick service restaurant segment, based on systemwide sales, and a very strong presence in every province.
       Systemwide focus on operational excellence. We are an operations-driven organization and invest substantial resources in developing programs, processes, technology and field support for our system of franchised and company-operated restaurants. We focus on continuous improvement in operations so we can consistently serve high-quality food while providing customer courtesy, order accuracy and speed of service, thereby enhancing our customers’ overall experience.
       Energized and committed franchisee base. Our over 800 franchisees in North America are critical to our success. Our franchisees are committed to our system growth, having collectively invested over $75.0 million in infrastructure support during 2002 and 2003 for our proprietary “Always Fresh” baking system. The average Tim Hortons franchisee in Canada has been part of our system for almost nine years and owns three restaurants.
       Integrated and flexible business model. Our vertically integrated manufacturing and distribution platforms enable us to realize economies of scale and offer customers innovative products. The flexibility of our Always Fresh system not only enables us to bake and serve fresh and consistent products throughout the day, but also to open restaurants in a variety of formats, sizes and locations. Furthermore, we control the site selection, design and construction of our restaurants, which enables us to increase penetration in existing and new markets. We control the real estate for approximately 81.0% of our system restaurants, which generates a recurring stream of rental income.
       Experienced management team with strong track record of growth. Our executive management team has an average tenure with us of more than 12 years. Together with our dedicated team of employees, they have significantly contributed to our strong financial performance. Between 1995 and 2005, we increased our average sales per standard Canadian restaurant from $0.8 million to $1.7 million.
Our Business Strategy
       Drive sales growth at existing restaurants through continued innovation. Our consistent systemwide sales growth reflects our strong and increasing brand awareness, emphasis on customer service and continuous product and process innovation. We strive to meet our customers’ needs throughout the day and expect to continue to improve restaurant efficiency levels and invest in technology to improve customer service.
       Sustain the health and viability of our franchisee base. We have developed a large, highly committed and diversified franchisee base, which is a critical component of our systemwide success. We will continue to strengthen and grow our franchise system by extending the Tim Hortons brand and continuing to offer product development, operations oversight and franchisee support.
       Increase penetration of the Canadian market. We will continue to leverage our brand strength to further penetrate the Canadian market. Although we have the leading market position in the Canadian quick service restaurant segment based on systemwide sales, there are numerous growth opportunities in the Western provinces, Quebec and select high-traffic metropolitan areas. Our “we fit anywhere” strategy of non-standard formats gives us the flexibility to add restaurants in high-traffic consumer locations. Our long-term goal is to have between 3,500 and 4,000 system restaurants open in Canada.
       Pursue long-term profitable expansion in the United States. We have a strong presence in the U.S., with restaurants in 10 states, primarily in the Northeast and Midwest regions. Tim Hortons restaurants in the U.S. experienced an average annual same-store sales growth of 9.4% from 1999 through 2005, even as we expanded our U.S. system during that period from 108 to 288 restaurants. We will continue our efforts to profitably expand our system’s U.S. presence by further penetrating existing markets, entering adjacent markets and selectively pursuing other strategic initiatives. Our goal is to have 500 system restaurants open in the U.S. by the end of 2008.
Our Relationship with Wendy’s®
       We are currently a wholly-owned subsidiary of Wendy’s. We have been and continue to be dependent on Wendy’s for a number of administrative and financial support functions. Upon completion of this offering, Wendy’s will own 84.65% of our outstanding shares of common stock (82.75% if the underwriters exercise their over-allotment option in full). Wendy’s will have the ability to direct the election of members of our board of directors and to determine the outcome of other matters submitted to a vote of our stockholders.
      Wendy’s has advised us that, subject to the terms of its agreement with the underwriters (as discussed in “Underwriting”), following completion of this offering it intends to distribute, or spin-off, all of our shares of common stock that it owns to its shareholders as soon as practical, which is expected within 9 to 18 months after this offering, depending on market conditions. However, Wendy’s is not required to complete the spin-off and has the sole discretion (subject to certain conditions) to decide if and when the spin-off will occur and to determine the form, the structure and all other terms of any transactions to effect the spin-off.
       Immediately prior to the completion of this offering, we will enter into agreements with Wendy’s related to the separation of our business operations from Wendy’s. These agreements will govern various interim and ongoing relationships between Wendy’s and us, including the extent and manner of our dependence on Wendy’s for administrative support in the immediate future. For more information regarding these agreements, see “Our Relationship with Wendy’s” and our historical consolidated financial statements and the notes thereto included elsewhere in this prospectus.
       In September 2005, we distributed a US$960.0 million note as a dividend to Wendy’s. We will use the proceeds from this offering, together with other indebtedness we are incurring under our credit facilities and available cash, to repay that note, leaving us with total indebtedness liabilities, including long-term debt, of approximately $932.4 million after the offering (assuming a price of $22.00 per share in this offering, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus).

       Wendy’s is one of the world’s largest restaurant operating and franchising companies with over 9,900 total restaurants and quality brands, including Wendy’s, Tim Hortons, Baja Fresh® Mexican Grill and investments in Cafe Express and Pasta Pomodoro®.
Risk Factors
       Investing in our common stock involves substantial risk. You should carefully consider all of the information set forth in this prospectus, and, in particular, you should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our common stock.
Company Information
       Tim Hortons Inc. is a Delaware corporation and, until the completion of this offering, is a wholly-owned subsidiary of Wendy’s. Our principal executive offices are located at 874 Sinclair Road, Oakville, Ontario, Canada L6K 2Y1. Our telephone number is (905) 845-6511. Our website address is www.timhortons.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information on our website as part of this prospectus.
Exchange Rate Data
       We report our results in Canadian dollars. The following table sets forth, for the periods indicated, the period-end, average, high and low noon buying rates in New York for cable transfers payable in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York, in Canadian dollars per U.S. dollar. No representation is made that the U.S. dollar amounts have been, could have been or could be converted into Canadian dollars at the noon buying rate on such dates or any other dates.

	Noon Buying Rate

Year Ended December 31,	Period End	Average(1)	High	Low

2000	$1.4995	$1.4855	$1.5600	$1.4350
2001	1.5925	1.5488	1.6023	1.4933
2002	1.5800	1.5704	1.6128	1.5108
2003	1.2923	1.4008	1.5750	1.2923
2004	1.2034	1.3017	1.3970	1.1775
2005	1.1659	1.2059	1.2733	1.1427

(1)	Determined by averaging the rates on the last business day of each month during the respective period.
       On February 24, 2006, the noon buying rate in New York for cable transfers payable in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York, was Cdn$1.1520 = US$1.00.

The Offering

Common stock offered by us	29,000,000 shares

Underwriters’ option to purchase additional common stock	4,350,000 shares

Common stock to be held by Wendy’s immediately after this offering	159,952,977 shares

Common stock outstanding immediately after this offering	188,952,977 (193,302,977 shares if the underwriters exercise their over-allotment option in full).

Use of proceeds	We estimate that the net proceeds from this offering of common stock, after deducting estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $586.2 million ($676.0 million if the underwriters exercise their over-allotment option in full), assuming an offering price of $22.00 per share. We intend to use those net proceeds and available cash to repay debt owed to Wendy’s. See “Use of Proceeds.”

Dividend policy	We currently intend to declare and pay quarterly dividends in Canadian dollars of approximately 20% of our net income, which we anticipate will commence in the third quarter of 2006; however, the declaration and payment of dividends is discretionary.

NYSE® and TSX listings	The Toronto Stock Exchange (“TSX”) has conditionally approved the listing of our common stock under the symbol “THI.” Listing is subject to our fulfilling all of the requirements of the TSX, including distribution of our common stock to a minimum number of public securityholders. We have applied to list our common stock on the New York Stock Exchange (“NYSE”) under the symbol “THI.”

Rights	One preferred share purchase right will be issued and will trade together with each outstanding share of common stock. The rights become exercisable only upon the occurrence of certain events. See “Description of Capital Stock—The Rights Agreement.”

       Unless we specifically state otherwise, all information in this prospectus regarding our common stock:

•	gives effect to the transactions described under “Our Relationship with Wendy’s”;

•	gives effect to a one to approximately 228,504 stock split that we effected in February 2006;

•	assumes no exercise by the underwriters of their over-allotment option to purchase additional common stock; and

•	excludes shares of common stock reserved for issuance under equity incentive plans.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA
       The following table presents our summary historical consolidated financial and other data and should be read in conjunction with information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Consolidated Financial and Other Data,” “Unaudited Pro Forma Consolidated Financial Information” and our historical consolidated financial statements and notes thereto included elsewhere in this prospectus. Our historical consolidated financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone public entity during the periods covered.
       Our summary historical consolidated financial data as of January 2, 2005 and January 1, 2006 and for fiscal 2003 (year ended December 28, 2003), 2004 (year ended January 2, 2005) and 2005 (year ended January 1, 2006) have been derived from our audited historical consolidated financial statements included elsewhere in this prospectus.
       The summary unaudited pro forma consolidated financial information as of January 1, 2006 and for fiscal 2005 were derived from our “Unaudited Pro Forma Consolidated Financial Information” included elsewhere in this prospectus, and gives effect, in the manner described under “Unaudited Pro Forma Consolidated Financial Information,” to (i) our entering into credit facilities, and incurring $500.0 million in aggregate principal amount of indebtedness thereunder, in February 2006, (ii) our applying the net proceeds of that $500.0 million of indebtedness and available cash to the payment of interest and repayment of indebtedness owed to Wendy’s, (iii) the completion of this offering at an assumed offering price of $22.00 per share (which is the midpoint of the estimated offering range set forth on the cover page of this prospectus) and (iv) the application of the net proceeds from this offering and available cash to repay indebtedness, including accrued interest, owed to Wendy’s. See “Use of Proceeds.” Items (i) – (iv) above are collectively referred to as the “Adjustments.” Our unaudited pro forma balance sheet as of January 1, 2006 gives pro forma effect to the Adjustments as if they had occurred on such date. Our unaudited pro forma statement of operations for fiscal 2005 give pro forma effect to the Adjustments as if they had occurred on January 3, 2005 as described under “Unaudited Pro Forma Consolidated Financial Information.”
       The unaudited pro forma financial data as of January 1, 2006 and for fiscal 2005 is presented for informational purposes only, and does not purport to represent what our results of operations would actually have been if the transactions had occurred on the dates indicated, nor does it purport to project our results of operations or financial condition that we may achieve in the future.

	Fiscal Years(1)

				Pro Forma
	2003	2004	2005	2005

	(in thousands, except share and per share data)
Consolidated Statements of Operations Data
Revenues
Sales	$727,508	$845,231	$960,250	$960,250
Franchise revenues:
Rents and royalties(2)	367,756	414,096	449,791	449,791
Franchise fees	76,516	78,939	71,986	71,986

	444,272	493,035	521,777	521,777

Total revenues	1,171,780	1,338,266	1,482,027	1,482,027
Goodwill and asset impairment	—	—	53,101	53,101
Other costs and expenses	—	—	1,138,879	1,138,938

Total costs and expenses	892,883	1,018,961	1,191,980	1,192,039

Operating income (EBIT)	278,897	319,305	290,047	289,988
Interest expense, net	4,924	4,109	61	24,578
Affiliated interest expense, net	11,110	9,410	14,456	5,292

Income before income taxes	262,863	305,786	275,530	260,118
Income taxes	106,601	100,735	84,439	79,045

Net income	$156,262	$205,051	$191,091	$181,073

Basic earnings per share of common stock	$0.98	$1.28	$1.19	$0.96
Average shares of common stock	159,952,977	159,952,977	159,952,977	188,952,977
Consolidated Balance Sheets Data — at end of period indicated
Cash and cash equivalents	$86,151	$129,301	$186,182	$137,712
Total assets(3)	$1,547,023	$1,756,869	$1,596,863	$1,550,069
Long-term debt(4)	$367,674	$246,841	$87,970	$587,970
Total liabilities(4)	$704,245	$735,180	$1,557,485	$932,389
Total stockholder’s equity	$842,778	$1,021,689	$39,378	$617,680

	Fiscal Years(1)

	2003	2004	2005

	(in thousands, except number
	of restaurants
	and where noted)
Other Financial Data
EBITDA(5)	$337,698	$388,313	$362,046
Capital expenditures	$131,865	$197,810	$218,607
Other Operating Data
Total systemwide sales growth(7)(8)	12.6%	16.6%	9.5%
Systemwide restaurant unit growth(7)	7.6%	7.7%	6.0%
Canada average same-store sales growth(7)(9)	4.8%	7.4%	5.2%
U.S. average same-store sales growth(7)(9)	4.5%	9.8%	7.0%
Restaurants open at end of period — Canada
Company-operated	32	31	33
Franchise	2,311	2,439	2,564
Restaurants open at end of period — U.S.
Company-operated	25	67	62
Franchise	159	184	226

Total	2,527	2,721	2,885

Average sales per Standard restaurant:(6)
Canada (in thousands of Canadian dollars)(6)(7)	$1,479	$1,584	$1,673
U.S. (in thousands of U.S. dollars)(6)(7)	$892	$896	$900
U.S. (in thousands of Canadian dollars)(6)(7)	$1,251	$1,166	$1,089

(1)	Fiscal 2003, 2004 and 2005 consisted of 52, 53 and 52 weeks, respectively.

(2)	Rents and royalties revenues consist of (a) royalties, which typically range from 3.0% to 4.5% of gross franchise restaurant sales and (b) rents, which typically range from 8.5% to 10.0% of gross franchise restaurant sales. Franchise restaurant sales are reported to us by our franchisees. Franchise restaurant sales are not included in our financial statements, other than approximately 82 franchisees on average whose results of operations are consolidated with ours pursuant to FIN 46R, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Financial Definitions— Sales.” However, franchise restaurant sales result in royalties and rental income, which are included in our franchise revenues. The reported franchise restaurant sales were:

	Fiscal Years(1)

	2003	2004	2005

	(in thousands)
Franchise restaurant sales:
Canada (in thousands of Canadian dollars)	$2,713,248	$3,137,898	$3,410,583
U.S. (in thousands of U.S. dollars)	$123,261	$163,359	$199,224

(3)	Notes and accounts receivable from Wendy’s were set off against notes and accounts payable to Wendy’s, with the net notes and accounts receivable from Wendy’s being distributed by us to Wendy’s, effective in the fourth quarter of 2005. Notes and amounts receivable from Wendy’s were:

	At End of Fiscal
	Year Indicated

	2004	2005

	(in thousands)
Notes receivable from Wendy’s included in current assets	$173,747	$—
Notes receivable from Wendy’s included in long-term assets	$128,000	$—
Accounts receivable from Wendy’s included in current assets	$52,192	$—

(4)	Long-term debt includes long-term debt, capital leases and notes payable to Wendy’s. Notes payable to Wendy’s are also included in current liabilities. As of January 1, 2006, we had outstanding a note payable to Wendy’s in the principal amount of US$960.0 million. Other notes payable to Wendy’s were set off against notes and accounts receivable from Wendy’s resulting in a distribution in kind to Wendy’s of $52.9 million in the fourth quarter of 2005. Notes payable to Wendy’s totalled the following amounts:

	At End of Fiscal
	Year Indicated

	2004	2005

	(in thousands)
Notes payable to Wendy’s included in current liabilities	$185,725	$1,116,288
Notes payable to Wendy’s included in long-term debt	$181,090	$—
Accounts payable to Wendy’s included in current liabilities	$—	$10,585

(5)	EBITDA is defined as net income before interest, taxes, depreciation and amortization and is used by management as a performance measure for benchmarking against our peers and our competitors. We believe EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry. EBITDA is not a recognized term under GAAP, should not be viewed in isolation and does not purport to be an alternative to net income as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. There are material limitations associated with making the adjustments to calculate EBITDA and using this non-GAAP financial measure as compared to the most directly comparable GAAP financial measure. For instance, EBITDA does not include:

•	interest expense, and because we have borrowed money to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue;

•	depreciation and amortization expense, and because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue; and

•	tax expense, and because the payment of taxes is part of our operations, tax expense is a necessary element of our costs and ability to operate.

Additionally, EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not consider certain cash requirements such as capital expenditures, contractual commitments, interest payments, tax payments and debt service requirements. Because not all companies use identical calculations, this presentation of EBITDA may not be comparable to other similarly titled measures of other companies.

      The following table is a reconciliation of our net income to EBITDA:

	Fiscal Years(1)

	2003	2004	2005

	(in thousands)
Net income	$156,262	$205,051	$191,091
Interest expense, net	16,034	13,519	14,517
Income tax expense	106,601	100,735	84,439

Operating income (EBIT)	$278,897	$319,305	$290,047
Depreciation and amortization	58,801	69,008	71,999

EBITDA*	$337,698	$388,313	$362,046

*	EBITDA includes and has not been adjusted for the goodwill and asset impairment charges of $53.1 million incurred in the fourth quarter of fiscal 2005.

(6)	Our standard restaurant typically measures between 1,400 to 3,090 square feet, with a dining room, a counter for placing orders and, in 71.3% of our standard restaurants, drive-thru service. Standard restaurants, which also includes single or double drive-thru restaurants where seating is not required or property size is an issue, comprised 75.7% of our system as of January 1, 2006. We have “combination stores” that offer Tim Hortons and Wendy’s products at one location. Our combination stores have a common area dining room and separate counters. As of January 1, 2006, we have 131 combination stores in Canada and 31 in the U.S.

(7)	Includes both franchised and company-operated restaurants. Franchise restaurant sales are not included in our financial statements, other than approximately 82 franchisees whose results of operations are consolidated with ours pursuant to FIN 46R. However, franchise restaurant sales result in royalties and rental income, which are included in our franchise revenues. U.S. average sales per standard restaurant are disclosed in both Canadian and U.S. dollars, the reporting and functional currency, respectively, of our U.S. operations. The U.S. average sales per standard store were converted to Canadian dollars for each year using the average foreign exchange rate in the applicable year as shown on page 4. The U.S. average sales per standard restaurant, when converted to Canadian dollars, includes the effects of exchange rate fluctuations, which decreases comparability between the years. We believe the presentation of the U.S. dollar average sales per standard restaurant is useful to investors to show the local currency amounts for stores in the U.S. and provide transparency on the underlying business performance.

(8)	Total systemwide sales growth is determined using a constant exchange rate to exclude the effects of foreign currency translation. U.S. dollar sales are converted to Canadian dollar amounts using the average exchange rate of the base year for the period covered.

(9)	For Canadian restaurants, average same-store sales are based on restaurants that have been open for a minimum of one calendar year. For U.S. restaurants, a restaurant is included in our average same-store sales calculation beginning in the 13th month after the restaurant’s opening.

RISK FACTORS
       Investing in our common stock involves a high degree of risk. You should consider carefully the following factors and the other information in this prospectus before deciding to purchase any of our common stock. If any of the following risks actually occurs, our business, financial condition, results of operation and cash flow could suffer materially and adversely. In that case, the trading price of our common stock could decline, and you might lose all or part of your investment.
Risks Relating to Our Business and Industry
The quick service restaurant segment is highly competitive, and that competition could lower our revenues, margins, and market share.
       The quick service restaurant segment of the foodservice industry is intensely competitive regarding price, service, location, personnel and type and quality of food. Tim Hortons restaurants compete with international, regional and local organizations primarily through the quality, variety and value perception of food products offered. Other key competitive factors include the number and location of restaurants, quality and speed of service, attractiveness of facilities, effectiveness of advertising and marketing programs, and new product development by us and our competitors. We anticipate intense competition will continue to focus on pricing. Some of our competitors have substantially larger marketing budgets, which may provide them with a competitive advantage. In addition, our system competes within the food service market and the quick service restaurant segment not only for customers but also for management and hourly employees, suitable real estate sites and qualified franchisees. If we are unable to maintain our competitive position, we could experience downward pressure on prices, lower demand for our products, reduced margins, an inability to take advantage of new business opportunities and the loss of market share.
Changes in economic, market and other conditions could adversely affect our franchisees and thereby our operating results.
       Our franchisees are affected by:

•	changes in international, national, regional and local economic conditions;

•	consumer preferences and spending patterns;

•	demographic trends;

•	inclement weather, natural disasters and other calamities;

•	traffic patterns;

•	the type, number and location of competing restaurants; and

•	war, terrorist activities and any governmental responses thereto.

       Inflation, food costs, labour and benefit costs, legal claims and the availability of management and hourly employees also affect our restaurant operations and administrative expenses. Our system’s ability to finance new restaurant development and improvements and additions to existing restaurants, and our acquisition of restaurants from, or sale of restaurants to, franchisees, are affected by economic conditions, including interest rates and other government policies impacting land and construction costs and the cost and availability of borrowed funds.
Events reported in the media, such as incidents involving food-borne illnesses or food tampering, whether or not accurate, can cause damage to our brand reputation and swiftly affect our sales and profitability.
       Reports, whether true or not, of food-borne illnesses (such as e-coli, avian flu, bovine spongiform encephalopathy, hepatitis A, trichinosis or salmonella) and injuries caused by food tampering have in the past severely injured the reputations of participants in the quick service restaurant segment and could in the future affect us as well. Our brand reputation is one of our most important assets; as a result, anything that damages our brand reputation could immediately and severely hurt systemwide sales and, accordingly, our revenues and profits. If our customers become ill from food-borne illnesses, we could also be forced to temporarily close some restaurants. In addition, instances of food-borne illness or food tampering, even those occurring solely at the restaurants of our competitors, could, by resulting in negative publicity about the restaurant industry, adversely affect system sales on a local, regional or systemwide basis. A decrease in customer traffic as a result of these health concerns or negative publicity, or as a result of a temporary closure of any of our restaurants, could materially harm our business.
Failure to retain our existing senior management team or our inability to attract and retain new qualified personnel could hurt our business and inhibit our ability to operate and grow successfully.
       Our success will continue to depend to a significant extent on our leadership team (specifically, our chief executive officer and president) and other key management personnel. We may not be able to retain our executive officers and key personnel or attract additional qualified management personnel. Our success also will continue to depend on our ability to attract and retain qualified franchisees and other personnel to operate our restaurants and distribution centres. Failure to retain our leadership team and attract other important personnel could lead to ineffective management and operations, which would likely decrease our profitability.
Failure to successfully implement our growth strategy could reduce, or reduce the growth of, our revenue and net income.
       We plan to increase the number of Tim Hortons restaurants, but we may not be able to achieve our growth objectives and our new restaurants may not be profitable. The opening and success of restaurants depends on various factors, including:

•	competition from other quick service restaurants in current and future markets;

•	our degree of saturation in existing markets;

•	the identification and availability of suitable and economically viable locations;

•	sales levels at existing restaurants;

•	the negotiation of acceptable lease or purchase terms for new locations;

•	permitting and regulatory compliance;

•	the ability to meet construction schedules;

•	the availability of qualified franchisees and their financial and other development capabilities (including their ability to obtain acceptable financing);

•	our ability to hire and train qualified management personnel; and

•	general economic and business conditions.
       If we are unable to open as many new restaurants as we hope, if the stores we open are less profitable than we hope, or if we are otherwise unable to successfully implement our growth strategy, our revenue and profitability may grow more slowly or even decrease, which could cause our stock price to decrease.
We may not effectively expand our presence in the U.S., where our brand is not as well known and where competitive conditions and markets may differ from those to which we are accustomed.
       We plan to continue expanding in the U.S., including into areas where customers are unfamiliar with our brand. We will need to build brand awareness in those markets through greater investments in advertising and promotional activity than in comparable Canadian markets, and those activities may not promote our brand as effectively as intended, if at all.
       Many of the U.S. markets into which we intend to expand will have competitive conditions, consumer tastes and discretionary spending patterns that differ from our existing markets. We may need to adapt our brand and our restaurants to those markets. Those markets may have lower average unit sales and may have higher construction, occupancy or operating costs than existing Tim Hortons restaurants. Sales and profits at restaurants opened in new markets may take longer to reach expected levels or may never do so.
       In addition, if Tim Hortons restaurants are less profitable in U.S. markets, we could have difficulty finding qualified U.S. franchisees willing to participate in our expansion. This could limit our ability to expand or could dilute the quality of our franchisees, either of which would likely hurt our revenue growth and operating results. We also currently provide financing support to new U.S. franchisees; if U.S. restaurants are not successful, we may have to expand our financing support programs or extend financing on more generous terms, either of which could increase our costs and thus decrease our net income.
Our distribution operations are subject to pressures outside of our control that could reduce the profitability of our manufacturing and distribution operations.
       We sell coffee and other drinks, non-perishable food, supplies, packaging and equipment to system restaurants from five warehouses located across Canada, primarily using our fleet of trucks and trailers. Transportation costs, including fuel costs and costs incurred as a result of inclement weather, may affect our distribution operations. Historically, fuel costs have been subject to wide price fluctuations based on geopolitical issues and variations in supply and demand. Also, inclement weather such as snow storms or ice storms could adversely impact our ability to transport ingredients and supplies. These factors are out of our control. If fuel costs rise, or stay at their current elevated levels, the operating costs of our distribution operations would increase and likely depress our profitability. In the event of a fuel supply shortage or significant weather development, higher transportation costs or the curtailment of scheduled service could result, either of which could injure our relationship with our franchisees and reduce our profitability.
       In addition, because our U.S. franchisees are not required to purchase their ingredients and supplies from us, our manufacturing and distribution operations may be subject to competition. The presence of other suppliers who meet our quality standards and specifications could cause downward pressure on the prices and amounts we receive for ingredients and supplies sold to our U.S. franchisees, which would adversely affect the results of our manufacturing and distribution operations.
Termination of our Maidstone Bakeries joint venture could harm our brand reputation, lower our revenue and increase our costs.
      The Maidstone Bakeries facility, which supplies all of our donuts and Timbits (bite-sized donuts) and a significant portion of our other bread products to system restaurants, is owned by a 50-50 joint venture between us and a subsidiary of IAWS Group plc (“IAWS”). The agreements governing the joint venture contemplate various procedures giving rise to the termination of our participation in the joint venture, including a compulsory buy/sell procedure (which either party may initiate after March 6, 2006), a right of first offer/refusal, the occurrence of specified events, referred to as “triggering events,” and pursuant to written consent of the other party.
      Under certain circumstances, we and our franchisees could be forced to purchase par-baked products (products that are baked almost to completion at a baking facility, flash-frozen and shipped to system restaurants where the baking process is completed) manufactured by the facility at a higher cost, or we would need to incur significant capital costs to build our own par-baked manufacturing facility using our independent rights to the technology, or find alternative products and/or production methods. Even if we were to build our own par-baked goods manufacturing facility, we would not be able to produce bread and/or bread products formerly purchased from the joint venture to the extent they were prepared from recipes licensed to the joint venture by Cuisine de France and were not able to license the recipes directly from Cuisine de France on favourable terms, or at all. Further, IAWS could, after termination of the joint venture agreements, build its own par-baked goods manufacturing facility using its independent rights to the par-baking technology, and, under certain circumstances, manufacture and sell par-baked donuts to our competitors, provided it did not use our recipes. In addition to the foregoing, our purchase rights, which generally extend for seven years from the termination of the joint venture agreements, may expire before the expiration of seven years if a triggering event has occurred with respect to us, and IAWS takes certain action required to terminate our supply agreement with the joint venture. Any of the foregoing events could injure our brand, cause us to lose revenues and increase our costs.
      Certain of the technology used at the Maidstone Bakeries facility is owned by a third party, Irish Bakery Inventions Limited (“IBIL”), and is licensed to the joint venture on an exclusive basis. This license terminates no later than April 2012. A wholly-owned subsidiary of the joint venture has the option to acquire this technology from IBIL by June 2011 for nominal consideration, which option must be exercised and the technology acquired from IBIL for the Maidstone Bakeries facility to continue to use this technology after April 2012 and to secure our independent right to use this technology at any other par-baking facility that we may develop. If this option is not exercised and the rights to the technology are not acquired from IBIL, we would be forced to negotiate with IBIL separately to obtain rights to this technology and, if we are not successful, to seek out alternative products and design processes.
Shortages or interruptions in the supply or delivery of perishable food products could damage our brand reputation and adversely affect our operating results.
       We and our franchisees are dependent on frequent deliveries of perishable food products that meet our specifications. Shortages or interruptions in the supply of perishable food products caused by unanticipated demand, problems in production or distribution, disease or food-borne illnesses, inclement weather or other conditions could adversely affect the availability, quality and cost of ingredients, which would likely lower our revenues, damage our brand reputation and otherwise harm our business.
       Donuts and other par-baked products sold systemwide are manufactured at the Maidstone Bakeries facility in Ontario, Canada using proprietary processes. Due to the proprietary nature of the manufacturing process, alternative suppliers for our donuts and Timbits are not readily available. As a result, if the facility’s operations were to be significantly and negatively impacted by an unexpected event, system restaurants might not be able to provide donuts and other par-baked products to their customers for a period of time, which could injure our relationships with our franchisees as well as our customers’ perception of us and our brand. This would likely adversely affect our growth strategy and results of operations.
If we do not generate or otherwise have access to a significant amount of cash, our ability to expand and finance our business may be significantly diminished.
       We intend to continue to grow the number of Tim Hortons restaurants in Canada and the U.S. To support that expansion, we will require a significant amount of cash. Although in fiscal 2005 we were a net source of cash to Wendy’s, with loans we made to Wendy’s partially offset by funding of our U.S. operations provided by Wendy’s (as reflected on our 2005 statement of cash flows), we cannot assure you we will have similar cash availability in the future. We will also need cash to service our debt obligations and to fund potential capital expenditures. Whether the cash we require is available, and the cost associated with borrowing or otherwise raising any cash not generated by operations, depends on many factors beyond our control, including general economic, financial, competitive, legislative, regulatory and other factors.

       We cannot assure you our business will generate sufficient cash flow or that future borrowings or other sources of cash will be available to us in an amount sufficient to enable us to continue our growth, make dividend payments, pay our debt or fund capital expenditures or our other liquidity needs. If our future cash flow from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our other needs, we may be forced to reduce or delay our growth, business activities and capital expenditures, sell assets, obtain additional equity or debt capital or restructure or refinance all or a portion of our debt, on or before maturity. We cannot assure you we will be able to refinance any of our debt on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing debt and other future debt may limit our ability to pursue any of these alternatives. If we are unable to pay or refinance any of our debt on a timely basis or on satisfactory terms, or to effect any other action relating to our debt on satisfactory terms or at all, we could be forced to sell assets at prices below full value or seek undesirable financing alternatives, either of which would negatively impact our stock price.
Current restaurant locations may become unattractive, and attractive new locations may not be available for a reasonable price, if at all.
       The success of any restaurant depends in substantial part on its location. There can be no assurance that current locations will continue to be attractive as demographic patterns change. Neighbourhood or economic conditions where restaurants are located could decline in the future, thus resulting in potentially reduced sales in those locations. In addition, rising real estate prices, particularly in the Western provinces of Canada and the Northeastern region of the U.S., may restrict our ability to purchase or lease new desirable locations. If we cannot obtain desirable locations at reasonable prices our ability to effect our growth strategy will be adversely affected.
Changing health or dietary preferences may cause consumers to avoid products offered by our system in favour of alternative foods.
       A significant portion of our systemwide sales is derived from products, including donuts, muffins, cookies, croissants and pastries, which contain high levels of fat and sugar and may be considered harmful to the health of consumers. The foodservice industry is affected by consumer preferences and perceptions. If prevailing health or dietary preferences and perceptions cause consumers to avoid these products offered by our system in favour of alternative or healthier foods, demand for our products may be reduced and our business could be harmed. For example, there has recently been a trend towards low-carbohydrate diets which may have caused or may in the future cause some of our consumers to consider reducing consumption of our baked products. There has also been increased focus on the health risks posed by trans-fatty acids, which many of our products contain.
       Moreover, because our system sales are primarily dependent on coffee and baked goods, if consumer demand for those products decreases as a result of changing health or dietary preferences and perceptions, our business would suffer more than if we had a more diversified menu, as do many other quick service restaurants.
Our business is subject to health, employment, environmental and other government regulations, and our failure to comply with existing or future government regulations could expose us to litigation, damage our brand reputation and lower our profits.
       We and our franchisees are subject to various federal, state, provincial and local laws affecting our and their businesses. The successful development and operation of restaurants depend to a significant extent on the selection and acquisition of suitable sites, which are subject to zoning, land use (including the placement of drive-thru windows), environmental (including litter), traffic and other regulations. Restaurant operations are also subject to licensing and regulation by state, provincial and local departments relating to health, food preparation, sanitation and safety standards, federal, provincial and state labour laws (including applicable minimum wage requirements, overtime, working and safety conditions and citizenship requirements), federal, provincial and state laws prohibiting discrimination and other laws regulating the design and operation of facilities, such as the Americans with Disabilities Act of 1990 and similar Canadian provincial legislation. If we fail to comply with any of these laws, we may be subject to governmental action or litigation, and our brand reputation could be accordingly harmed. Injury to our brand reputation would, in turn, likely reduce our revenues and profits.
       In recent years, there has been an increased legislative, regulatory and consumer focus on nutrition and advertising practices in the food industry, particularly among quick service restaurants. As a result, we may become subject to regulatory initiatives in the area of nutrition disclosure or advertising, such as requirements to provide information about the nutritional content of our food, which could increase our expenses. For example, trans-fatty acid legislation has recently been enacted in Canada, which will introduce new nutritional labeling requirements in Canada and may negatively impact our customers’ perceptions of our products.
       We own or lease a large number of retail properties and operate a trucking fleet and distribution system, and these operations involve environmental risks. We are subject to federal, state, provincial and local environmental, health and safety laws and regulations concerning the discharge, storage, handling, release and disposal of hazardous or toxic substances. These environmental laws provide for significant fines, penalties and liabilities, sometimes without regard to whether the owner, operator or occupant of the property knew of, or was responsible for, the release or presence of the hazardous or toxic substances. Third parties may also make claims against owners, operators or occupants of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such substances. We cannot predict what environmental laws will be enacted in the future, how existing or future environmental laws will be administered or interpreted, or the amount of future expenditures that we may need to make to comply with, or to satisfy claims relating to, environmental laws. A number of our restaurant sites were formerly gas stations, are on locations where gas stations currently operate or are adjacent to gas stations, or were used for other commercial activities that can create environmental impacts. We may also acquire or lease these types of sites in the future. We have not conducted a comprehensive environmental review of all of our properties or operations. We may not have identified all of the potential environmental liabilities at our owned and leased properties, and any such liabilities identified in the future could harm our brand reputation and increase our costs, whether because of litigation, fines or clean up costs, and, accordingly, decrease our profits. See “Business— Environmental.”
       The operation of our franchise system is also subject to franchise laws and regulations enacted by a number of provinces and states and rules promulgated by the U.S. Federal Trade Commission. Any future legislation regulating our franchise relationships may negatively affect our operations, particularly our relationship with our franchisees. Failure to comply with new or existing franchise laws and regulations in any jurisdiction or to obtain required government approvals could result in a ban or temporary suspension on future franchise sales. Changes in applicable accounting rules imposed by governmental regulators or private governing bodies could also affect our reported results of operations, and thus cause our stock price to fluctuate or decline.
We are affected by commodity market fluctuations, particularly with respect to high-quality coffee beans, which could reduce our profitability or sales.
       We purchase large quantities of food and supplies, which can be subject to significant price fluctuations due to seasonal shifts, climate conditions, industry demand, changes in international commodity markets and other factors. The market for high-quality coffee beans is particularly volatile, both in terms of price changes and available supply. Our internal polling data shows that coffee represented 46% of systemwide restaurant sales in Canada, and over 32% of systemwide restaurant sales in the U.S., during fiscal 2005. Any increase in the price, or reduction in the availability, of high-quality coffee beans could hurt both our and our franchisees’ businesses.

       We sell coffee and other drinks, non-perishable food, frozen food, supplies, packaging and equipment, and our joint venture with IAWS provides par-baked donuts, Timbits and other bread products, to all system restaurants. Neither we nor the joint venture typically have written contracts or long-term arrangements with coffee, sugar or other raw material suppliers. Accordingly, the prices we and the joint venture pay for those items may fluctuate significantly. If the price of any of those items increases, then, to the extent we pass on that increase, the operating costs of system restaurants would increase. If system restaurant prices rise because of those increased costs it may cause our customers to visit our restaurants less frequently, or to purchase fewer items during any visit. That, in turn, could reduce profits at our company-operated restaurants and reduce gross sales at our franchise restaurants, which would reduce the rental income and royalties payable to us. If, on the other hand, we do not pass on cost increases to the system, that would reduce the profitability of our manufacturing and distribution operations.
Litigation from customers, franchisees, employees and others could harm our brand reputation or otherwise harm our operating results.
       Claims of illness or injury relating to food quality or food handling are common in the food service industry. In addition, class action lawsuits have been filed, and may continue to be filed, against various quick service restaurants alleging, among other things, that quick service restaurants have failed to disclose the health risks associated with high-fat foods and that quick service restaurants’ marketing practices have encouraged obesity. In addition to decreasing our sales and profitability and diverting our management resources, adverse publicity or a substantial judgment against us could negatively impact our brand reputation, hindering our ability to attract and retain qualified franchisees and grow our business.
       Further, we may be subject to employee, franchisee and other claims in the future based on, among other things, discrimination, harassment, wrongful termination and wage, rest break and meal break issues, including those relating to overtime compensation. These types of claims, as well as other types of lawsuits to which we are subject from time to time, can distract our management’s attention from our business operations. We have been subject to these types of claims in the past, and if one or more of these claims were to be successful or if there is a significant increase in the number of these claims, our business, financial condition and results of operations could be adversely affected.
Fluctuations in the value of the Canadian and U.S. dollars can affect the value of our common stock and any dividends we pay, as well as our revenues and earnings.
       The majority of our operations and our principal executive office are in Canada. Accordingly, although our financial statements are presented in accordance with United States generally accepted accounting principles, or GAAP, we report, and will report, our results in Canadian dollars. If you are a U.S. stockholder, the value of your investment in us will fluctuate as the U.S. dollar rises and falls against the Canadian dollar. Also, if we pay dividends in the future, we will pay those dividends in Canadian dollars. Accordingly, if the U.S. dollar rises in value relative to the Canadian dollar, the U.S. dollar value of the dividend payments received by U.S. common stockholders would be less than they would have been if exchange rates were stable.
       If the U.S. dollar falls in value relative to the Canadian dollar, then our U.S. operations would be less profitable to us for two reasons. First, U.S. system operating costs would increase because those restaurants purchase certain of their supplies from Canadian sources. Second, any profits reported by our U.S. segment would contribute less to our consolidated Canadian dollar earnings because of the weaker U.S. dollar.
       Exchange rate fluctuations may also cause the price of goods to increase or decrease for us and our franchisees. For example, a decrease in the value of the Canadian dollar compared to the U.S. dollar would proportionately increase the cost of coffee beans, which are traded in U.S. dollars, for our Canadian restaurants. During 2004 and 2005 the Canadian dollar/ U.S. dollar exchange rate varied from a high of 1.3970 Canadian dollars per U.S. dollar to a low of 1.1427 Canadian dollars per U.S. dollar.
We may not be able to adequately protect our intellectual property, which could decrease the value of our brand and branded products.
       The success of our business depends on our continued ability to use our existing trademarks, service marks and other components of our brand in order to increase brand awareness and further develop our branded products in both the U.S. and Canadian markets. We may not be able to adequately protect our trademarks, and our use of these trademarks may result in liability for trademark infringement, trademark dilution or unfair competition. All of the steps we have taken to protect our intellectual property in the U.S. and in Canada may not be adequate.
       In addition, we rely on our proprietary product delivery platform and par-baking technology to support our franchisees’ business and our growth strategies. We have not filed applications for or obtained patents for our par-baking technology, and patents have not been obtained for most of the par-baking technology used by our joint venture with IAWS. If a competitor obtains a patent for, co-opts or more successfully implements our joint venture’s proprietary techniques or technologies, our operations and growth could be harmed, and we may be forced to defend one or more patent-infringement claims or assertions.
       We and/or the joint venture may from time to time be required to institute litigation to enforce our trademarks or other intellectual property rights, or to protect our trade secrets or proprietary techniques and technologies. Such litigation could result in substantial costs and diversion of resources and could negatively affect our sales, profitability and prospects regardless of whether we and/or the joint venture are able to successfully enforce our rights.
Our earnings and business growth strategy depends in large part on the success of our franchisees, and our brand reputation may be harmed by actions taken by our franchisees that are outside of our control.
       A substantial portion of our earnings comes from royalties and other amounts paid by our franchisees, who operated 96.7% of the total number of Tim Hortons restaurants as of January 1, 2006. Our franchisees are independent contractors, and their employees are not our employees. We provide training and support to, and monitor the operations of, our franchisees, but the quality of their restaurant operations may be diminished by any number of factors beyond our control. Consequently, our franchisees may not successfully operate stores in a manner consistent with our standards and requirements and may not hire and train qualified managers and other restaurant personnel. Any operational shortcoming of a franchise restaurant is likely to be attributed by consumers to our entire system, thus damaging our brand reputation and potentially affecting our revenues and profitability. Furthermore, if a significant number of our franchisees were to become insolvent or otherwise were unwilling or unable to pay us for food and supplies purchased or royalties, rent or other fees, our revenues and, accordingly, profits would decrease.
Our ownership and leasing of significant amounts of real estate exposes us to possible liabilities and losses.
       As of January 1, 2006, we owned the land and/or building, or leased the land and/or the building, for approximately 81% of our 2,885 system restaurants. Accordingly, we are subject to all of the risks associated with owning and leasing real estate. In particular, the value of our assets could decrease, and our costs could increase, because of changes in the investment climate for real estate, demographic trends and supply or demand for the use of the restaurants, which may result from competition from similar restaurants in the area, as well as liability for environmental contamination as further discussed above under “—Our business is subject to health, employment, environmental and other government regulations, and our failure to comply with existing or future government regulations could expose us to litigation, damage our brand reputation and lower our profits.”
       We lease land generally for initial terms of 10 to 20 years. Many leases provide that the landlord may increase the rent over the term of the lease. Most leases require us to pay all of the cost of insurance, taxes, maintenance and utilities. We generally cannot cancel these leases. If an existing or future store is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. In addition, as each of our leases expires, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to close stores in desirable locations.
We will have significant debt obligations, which could limit our ability to plan for or respond to changes in our business.
       After the completion of this offering and the repayment of our outstanding amounts owed to Wendy’s, our total indebtedness for borrowed money will be approximately $500.0 million, consisting of $300.0 million under the term loan portion of our Canadian credit facility and $200.0 million under our bridge loan facility. We intend to repay our bridge loan facility and replace it with longer term financing as needed. We may also incur additional indebtedness in the future, including pursuant to the $200.0 million revolving credit position of our Canadian credit facility and our US$100.0 million U.S. revolving credit facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities.” We expect our debt service obligations will be approximately $16 million to $18 million higher per annum after the completion of this offering. See “Unaudited Pro Forma Consolidated Financial Information.” Our significant indebtedness could have adverse consequences, including:

•	increasing our vulnerability to adverse economic, regulatory and industry conditions;

•	limiting our ability to compete and our flexibility in planning for, or reacting to, changes in our business and the industry;

•	limiting our ability to borrow additional funds; and

•	requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for working capital, capital expenditures, acquisitions and other purposes.
       If our cash flow and capital resources are insufficient to service our debt obligations, we may be forced to sell assets, seek additional equity or debt capital or restructure our debt. However, these measures might be unsuccessful or inadequate in permitting us to meet scheduled debt service obligations. We may be unable to restructure or refinance our obligations and obtain additional equity financing or sell assets on satisfactory terms or at all. As a result, an inability to meet our debt obligations could cause us to default on those obligations. A default under any debt instrument could, in turn, result in defaults under other debt instruments. Any such defaults will increase our cost of capital and could force us to sell assets at prices below full value or seek undesirable financing alternatives, either of which could negatively affect our stock price.
Our credit facilities restrict our ability to finance operations and capital needs, make acquisitions and engage in other business activities.
       Our credit facilities include restrictive covenants that, among other things, restrict our ability to:

•	incur additional debt;

•	pay dividends;

•	make certain acquisitions and investments;

•	repurchase our equity;

•	create liens;

•	enter into transactions with affiliates;

•	enter into sale-leaseback transactions;

•	dispose of all or substantially all of our assets; and

•	merge or consolidate with another entity.
       These restrictions limit our financial flexibility, prohibit or limit any contemplated strategic initiatives, and limit our ability to grow and increase our revenues or respond to competitive changes. In addition, events beyond our control could cause us to breach these restrictive covenants. If we fail to comply with the terms and covenants in any of the credit facilities, that could lead to a default, which would entitle the lenders to accelerate the indebtedness and declare all amounts owed due and payable. A default under any credit facility could, in turn, result in defaults under the other credit facilities. Any such defaults will increase our cost of capital and could materially impair our financial condition and liquidity. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity of Capital Resources—Credit Facilities.”
We intend to evaluate acquisitions, joint ventures and other strategic initiatives, any of which could distract our management or otherwise have a negative effect on our revenues, costs and stock price.
       Our future success may depend on opportunities to buy or obtain rights to other businesses or technologies that could complement, enhance or expand our current business or products or that might otherwise offer us growth opportunities. In particular, we intend to evaluate potential mergers, acquisitions, joint venture investments, strategic initiatives, alliances, vertical integration opportunities and divestitures. If we attempt to engage in these transactions we expose ourselves to various inherent risks, including:

•	accurately assessing the value, future growth potential, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

•	the potential loss of key personnel of an acquired business;

•	our ability to achieve projected economic and operating synergies;

•	difficulties successfully integrating, operating, maintaining and managing newly acquired operations or employees;

•	difficulties maintaining uniform standards, controls, procedures and policies;

•	unanticipated changes in business and economic conditions affecting an acquired business;

•	the possibility we could incur impairment charges if an acquired business performs below expectations; and

•	the diversion of our management’s attention from our existing business to integrate the operations and personnel of the acquired or combined business or implement the strategic initiative.
       For example, in May 2004 we acquired 42 restaurants in New England. We have limited consumer brand awareness in this market and face significant competition from at least one competitor with a much larger presence in this market, and we continue to operate these restaurants as company-operated restaurants. If any of the foregoing risks materializes, our results of operations and the results of the proposed transactions would likely differ from our, and market, expectations, and our stock price would, accordingly, likely decline.
       In addition, we may not be able to complete desirable transactions, for reasons including a failure to secure financing, as a result of our separation agreements or as a result of restrictive covenants in our debt instruments or other agreements with third parties. See “Our Relationship with Wendy’s—Agreements Between Wendy’s and Us” for a description of the restrictions arising under the separation agreements. For example, our joint venture agreement with IAWS obligates us to offer IAWS the opportunity to participate on an equal basis in automated baking ventures that we acquire or undertake in North America, to the extent those ventures manufacture specified categories of par-baked frozen products. Also, our credit facilities will impose certain restrictions on our ability to operate our business. See “—Our credit facilities restrict our ability to finance operations and capital needs, make acquisitions and engage in other business activities.”
We will incur increased legal, accounting and other costs as a result of being a public company.
       Prior to this offering, as a subsidiary of a publicly-held company, we were not directly responsible for the corporate governance and financial reporting practices, policies and disclosure required of a publicly-traded company. As a public company, we will incur significant legal, accounting and other expenses that we did not directly incur in the past. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC, Canadian securities regulatory authorities and the NYSE require or may require changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. All of the foregoing may cause our costs to be higher than the historical costs associated with these areas reflected in our financial statements.
Our annual and quarterly financial results may fluctuate depending on various factors, many of which are beyond our control, and, if we fail to meet the expectations of securities analysts or investors, our share price may decline significantly.
       Our sales and operating results can vary from quarter to quarter and year to year depending on various factors, many of which are beyond our control. These factors include:

•	variations in the timing and volume of our sales and our franchisees’ sales;

•	sales promotions by us and our competitors;

•	changes in average same-store sales and customer visits;

•	variations in the price, availability and shipping costs of our supplies;

•	seasonal effects on demand for our products;

•	unexpected slowdowns in our new store development efforts;

•	changes in competitive and economic conditions generally;

•	changes in the cost or availability of our ingredients or labour;

•	weather and acts of God;

•	changes in the number of franchise agreement renewals; and

•	foreign currency exposure.
       Certain of the foregoing events may directly and immediately decrease demand for our products. If customer demand decreases rapidly, our results of operations would also decline precipitously.

Our results as a separate, stand-alone company could be significantly different from those portrayed in our historical financial results.
       The historical financial information included in this prospectus has been derived from the consolidated financial statements of Wendy’s and does not necessarily reflect what our financial position, results of operations, cash flows, costs or expenses would have been had we been a separate, stand-alone company during the periods presented, or what we may achieve in the future. Although Wendy’s did account for us as a business segment, Wendy’s did not account for us, and we were not operated, as a separate, stand-alone company for the historical periods presented. The historical costs and expenses reflected in our financial statements include an allocation for certain corporate functions historically provided by Wendy’s, including general corporate expenses, employee benefits and incentives and interest expense. These allocations were based on what we and Wendy’s considered to be reasonable reflections of the historical utilization levels of these services required in support of our business. Our pro forma adjustments reflect changes that may occur in our funding and operations as a result of this offering. For additional information, see “Selected Historical Consolidated Financial and Other Data,” “Unaudited Pro Forma Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.
Our ability to operate our business effectively may suffer if we do not, quickly and cost-effectively, establish our own securities compliance and financial reporting functions in order to operate as a stand-alone public company, and the transitional services Wendy’s has agreed to provide us may not be sufficient for our needs.
       Historically, we have relied on Wendy’s to provide services relating to compliance with securities laws and other public reporting matters, including Sarbanes-Oxley compliance. Initially after this offering we will continue to use some of Wendy’s systems in these areas; however, when the spin-off by Wendy’s of our common stock to its shareholders occurs, we will need to handle these matters internally. We will enter into a shared services agreement with Wendy’s pursuant to which Wendy’s will provide these services to us for a defined period of time. See “Our Relationship with Wendy’s—Agreements Between Wendy’s and Us—Shared Services Agreement.” These services may not be sufficient to meet our needs, and after that agreement expires we may not be able to replace these services at all or obtain these services at prices and on terms as favourable as we currently have. Similar agreements with third parties may have been more or less favourable to us. Any failure or significant downtime in our own public reporting systems or in such systems of Wendy’s during the transitional period could impact our results and/or hinder our ability to comply with securities laws and, therefore, hurt our operating results and/or the market price of our common stock.
Risks Related to Our Relationship with Wendy’s
Following this offering, we will continue to be dependent on Wendy’s to provide us with many key services for our business.
       Since December 1995, we have been operated as a wholly-owned subsidiary of Wendy’s, and many key services required by us for the operation of our business are currently provided by Wendy’s and its subsidiaries, including services related to internal controls and external financial reporting. Prior to the completion of this offering, we will enter into agreements with Wendy’s related to the separation of our business operations from Wendy’s, including a shared services agreement. Under the terms of the shared services agreement, which will be signed immediately prior to the completion of this offering, Wendy’s will provide us with many key services, including services relating to internal controls and external financial reporting. We expect some of these services to be provided for longer or shorter periods than the initial term. We believe it is necessary for Wendy’s to provide these services for us under the shared services agreement to facilitate the efficient operation of our business as we transition to becoming a public company. We will, as a result, initially be dependent on Wendy’s for shared services following this offering. See “Our Relationship with Wendy’s—Agreements Between Wendy’s and Us—Shared Services Agreement.”
       Once the transition periods specified in the shared services agreement have expired and are not renewed, or if Wendy’s does not or is unable to perform its obligations under the shared services agreement, we will be required to provide these services ourselves or to obtain substitute arrangements with third parties. We may be unable to provide these services because of financial or other constraints or be unable to implement substitute arrangements on a timely basis on terms that are favourable to us, or at all.
       Following the completion of this offering, we will no longer have access to the borrowing capacity, cash flow and assets, and some services, provided by Wendy’s and its subsidiaries that were available while we were wholly-owned by Wendy’s.
As long as Wendy’s controls our company, your ability to influence the outcome of matters requiring stockholder approval will be limited.
       After the completion of this offering, Wendy’s will own 84.65% of our outstanding shares of our common stock (82.75% if the underwriters exercise their over-allotment option in full). As long as Wendy’s has voting control of our company, Wendy’s will have the ability to take many stockholder actions irrespective of the vote of, and without prior notice to, any other stockholder. As a result, Wendy’s will have the ability to influence or control all matters affecting us, including:

•	the composition of our board of directors and, through our board of directors, decision-making with respect to our business direction and policies, including the appointment and removal of our officers;

•	any determinations with respect to acquisitions of businesses, mergers or other business combinations;

•	our acquisition or disposition of assets;

•	our capital structure;

•	our payment or non-payment of dividends; and

•	determinations with respect to our tax returns.
       This voting control may discourage transactions involving a change of control of our company, including transactions in which you as a holder of our common stock might otherwise receive a premium for your shares over the then-current market price. Furthermore, Wendy’s generally has the right at any time to spin-off our common stock that it owns or to sell a controlling interest in us to a third party after the expiration of the 180-day lock-up period, in either case without your approval and without providing for a purchase of your shares. See “Shares Eligible for Future Sale.”
We may have potential business conflicts of interest with Wendy’s regarding our past and ongoing relationships, and because of Wendy’s controlling ownership in us, the resolution of these conflicts may not be favourable to us.
       Conflicts of interest may arise between Wendy’s and us in a number of areas relating to our past and ongoing relationships, including:

•	labour, tax, employee benefit, indemnification and other matters arising under the separation agreements;

•	intellectual property matters;

•	employee recruiting and retention;

•	competition for franchisees or restaurant locations;

•	sales or distributions by Wendy’s of all or any portion of its ownership interest in us, which could be to one of our competitors;

•	business combinations involving us; and

•	business opportunities that may be attractive to both Wendy’s and us.
       We may not be able to resolve any potential conflicts, and, even if we do so, the resolution may be less favourable to us than if we were dealing with an unaffiliated party.
We may compete directly with Wendy’s, which could adversely affect our results of operations.
       Wendy’s is primarily engaged in the business of operating, developing and franchising a system of distinctive quick service restaurants, with restaurants in the United States, Canada and other international markets. Wendy’s is not restricted in any manner from competing with us. After this offering, Wendy’s may expand, through development of new quick service restaurants, products or businesses, acquisitions or otherwise, its operations that compete with us.
Wendy’s will not be required to offer corporate opportunities to us, and our certificate of incorporation will permit certain of our directors to offer certain corporate opportunities to Wendy’s before us.
      Our certificate of incorporation provides that, until (i) Wendy’s and its subsidiaries no longer beneficially own a majority of the total voting power of our outstanding stock generally entitled to elect our directors and (ii) no person who is a director or officer of Wendy’s is also a director or officer of ours:

•	Wendy’s is free to compete with us in any activity or line of business unless otherwise provided in a separate written agreement between us and Wendy’s;

•	Wendy’s will have no duty to communicate its knowledge of, or offer, any potential business opportunity, transaction or other matter to us; and

•	If any director or officer of Wendy’s who is also one of our officers or directors becomes aware of a potential business opportunity, transaction or other matter (other than one expressly offered to that director or officer in writing solely in his or her capacity as our director or officer), that director or officer will have no duty to communicate or offer that opportunity to us, and will be permitted to communicate or offer that opportunity to Wendy’s (or its affiliates) and that director or officer will not be deemed to have (i) acted in a manner inconsistent with his or her fiduciary or other duties to us regarding the opportunity or (ii) acted in bad faith or in a manner inconsistent with our best interests.
      At the completion of this offering, our board of directors will include five persons who are also directors and/or officers of Wendy’s. As a result, Wendy’s may gain the benefit of corporate opportunities that are presented to these directors.
Our separation agreements with Wendy’s require us to assume the past, present and future liabilities related to our business and may be less favourable to us than if they had been negotiated with unaffiliated third parties.
       We negotiated our separation agreements with Wendy’s as a wholly-owned subsidiary of Wendy’s and will enter into these agreements immediately prior to the completion of this offering. Had these agreements been negotiated with unaffiliated third parties, they might have been more favourable to us. Pursuant to these agreements, we have agreed to indemnify Wendy’s for, among other matters, all past, present and future liabilities related to our business, and we have assumed these liabilities under the separation agreements. Such liabilities include unknown liabilities that could be significant. The allocation of assets and liabilities between Wendy’s and us may not reflect the allocation that would have been reached between two unaffiliated parties. See “Our Relationship with Wendy’s—Agreements Between Wendy’s and Us” for a description of these obligations.
Your investment in our common stock may be adversely affected if Wendy’s does not spin-off its ownership of our common stock.
       Wendy’s has informed us that it expects to spin-off our common stock that it owns within 9 to 18 months after completion of this offering, depending on market conditions; however, Wendy’s has the sole right to decide when, and whether, it will effect such a spin-off. Unless and until such a spin-off occurs, we will face the risks discussed in this prospectus relating to Wendy’s, including its control of us and potential conflicts of interest between Wendy’s and us. In addition, if a spin-off does not occur, the liquidity of the market for our common stock may be constrained for as long as Wendy’s continues to hold a significant position in our common stock. A lack of liquidity in the market for our common stock may adversely affect our share price.
The separation agreements may limit our ability to obtain additional financing or make acquisitions and may require us to pay significant tax liabilities.
       We may engage, or desire to engage, in future financings or acquisitions. However, because the separation agreements are designed to preserve the tax-free status of a potential spin-off, those agreements may severely limit our ability to effect future financings or acquisitions. For the spin-off to be tax-free to Wendy’s and its stockholders, among other things, Wendy’s must own at least 80% of all of our voting power (and at least 80% of the shares of any class of non-voting stock) at the time of the spin-off. Therefore, we will be limited in our ability to issue voting securities, non-voting stock or convertible debt without Wendy’s prior consent, and Wendy’s may be unwilling to give that consent so long as it intends to complete the spin-off. We have also agreed to certain additional restrictions that are intended to preserve the tax-free status of the spin-off. See “Our Relationship with Wendy’s—Agreements Between Wendy’s and Us—Tax Sharing Agreement” for a description of these restrictions.
       In addition, we have agreed with Wendy’s that we will not (without Wendy’s prior written consent) take any of the following actions prior to the distribution:

•	acquire any businesses or assets (other than coffee and other inventory items in the ordinary course of business) with an aggregate value of more than US$10.0 million for all such acquisitions;

•	dispose of any assets (other than coffee and other inventory items in the ordinary course of business) with an aggregate value of more than US$10.0 million for all such dispositions; and

•	acquire any equity or debt securities of any other person with an aggregate value of more than US$10.0 million for all such acquisitions.

       The separation agreements also provide that for so long as Wendy’s owns at least 50% of all of our voting power, we will not (without the prior written consent of Wendy’s) take any actions that could reasonably result in Wendy’s being in breach or in default under any contract or agreement. Also, for so long as Wendy’s is required to consolidate our results of operations and financial position, we may not incur any additional indebtedness (other than under our senior bank facility or refinancing our bridge loan facility) if the incurrence of indebtedness either (i) will cause Wendy’s to be in breach or default under any contract or agreement, (ii) is reasonably likely, in Wendy’s reasonable opinion, to adversely impact Wendy’s credit rating or (iii) involves more than US$10.0 million.
       Finally, we are required to indemnify Wendy’s against certain tax-related liabilities incurred by Wendy’s relating to a potential spin-off to the extent caused by us. These liabilities include the substantial tax-related liability (calculated without regard to any net operating loss or other tax attribute of Wendy’s) that would result if the spin-off failed to qualify as a tax-free transaction.
       See “Our Relationship with Wendy’s—Agreements Between Wendy’s and Us” for a description of the separation agreements.
Third parties may seek to hold us responsible for liabilities of Wendy’s that we did not assume in our agreements.
       Third parties may seek to hold us responsible for retained liabilities of Wendy’s. Under the separation agreements, Wendy’s has agreed to indemnify us for claims and losses relating to these retained liabilities. However, if those liabilities are significant and we are ultimately held liable for them, we cannot assure you that we will be able to recover the full amount of our losses from Wendy’s.
Our directors and executive officers who own common shares of Wendy’s or options to acquire common shares of Wendy’s or who hold positions with Wendy’s may have potential conflicts of interest.
       Ownership of common shares of Wendy’s, options to acquire common shares of Wendy’s and other equity securities of Wendy’s by certain of our directors and officers after this offering and the presence of directors or officers of Wendy’s on our board of directors could create, or appear to create, potential conflicts of interest when those directors and officers are faced with decisions that could have different implications for Wendy’s than they do for us. Five of our eight directors will hold director and/or officer positions with Wendy’s or beneficially own significant amounts of common shares of Wendy’s, and all of our executive officers beneficially own significant amounts of common shares of Wendy’s. See “Management.”
       In addition, initially the Wendy’s compensation committee will make recommendations to our board of directors regarding compensation for our directors and officers, which could also create, or appear to create, similar potential conflicts of interest. See “Management” for a description of the extent of the relationship between our directors and officers and directors and officers of Wendy’s.
Our prior and continuing relationship with Wendy’s exposes us to risks attributable to businesses of Wendy’s.
       Wendy’s is obligated to indemnify us for losses that a party may seek to impose upon us or our affiliates for liabilities relating to the business of Wendy’s that are incurred through a breach of the separation agreements or any ancillary agreement by Wendy’s or its non-Tim Hortons’ affiliates, if losses are attributable to Wendy’s in connection with this offering or are not expressly assumed by us under the separation agreements. Immediately following this offering, any claims made against us that are properly attributable to Wendy’s in accordance with these arrangements would require us to exercise our rights under the separation agreements to obtain payment from Wendy’s. We are exposed to the risk that, in these circumstances, Wendy’s cannot, or will not, make the required payment.
Risks Related to this Offering
There currently exists no market for our common stock. An active trading market may not develop for our common stock, and the price of our common stock may be subject to factors beyond our control. If our share price fluctuates after this offering, you could lose all or a significant part of your investment.
       Prior to this offering, no public market existed for our common stock. An active and liquid market for the common stock may not develop following the completion of this offering, or, if developed, may not be maintained. If an active public market does not develop or is not maintained, you may have difficulty selling your shares. The initial public offering price of our common stock was determined by negotiations between us, Wendy’s and the underwriters for this offering and may not be indicative of the price at which the common stock will trade following the completion of this offering.
       The market price of our common stock may also be influenced by many other factors, some of which are beyond our control, including, among other things:

•	actual or anticipated variations in average same-store sales or quarterly operating results;

•	changes in financial estimates or opinions by research analysts;

•	actual or anticipated changes in the Canadian and U.S. economies or the food service industry;

•	terrorist acts or wars;

•	weather and acts of God;

•	changes in the stock price of other quick service restaurants;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures or other strategic initiatives; and

•	actual or anticipated sales or distributions of common stock by Wendy’s, as well as by our officers and directors, whether in the market, in subsequent public offerings or in a spin-off.
       As a result of this volatility, you may not be able to resell your shares at or above the initial public offering price. In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of the common stock, regardless of our operating performance.
Investors purchasing common stock in this offering will incur substantial and immediate dilution.
       The initial public offering price of our common stock is substantially higher than the net tangible book value per share outstanding common stock. Purchasers of our common stock in this offering will incur immediate and substantial dilution of $18.75 per share in the net tangible book value of our common stock from an assumed initial public offering price of $22.00 per share. If the underwriters exercise their option to purchase additional shares in full, there will be dilution of $18.36 per share in the net tangible book value of our common stock. This means that if we were to be liquidated immediately after this offering, there might be no assets available for distribution to you after satisfaction of all our obligations to creditors. For further description of the effects of dilution in the net tangible book value of our common stock, see “Dilution.”
Our share price may decline because of the ability of Wendy’s and others to sell our common stock.
       Sales of substantial amounts of our common stock after this offering, or the possibility of those sales, could adversely affect the market price of our common stock and impede our ability to raise capital through the issuance of equity securities. See “Shares Eligible for Future Sale” for a discussion of possible future sales of our common stock.
       After this offering, Wendy’s will own 84.65% of our outstanding shares of our common stock (82.75%, if the underwriters exercise their over-allotment option in full). Wendy’s has no contractual obligation to retain any of our common stock, except for a limited period, described under “Underwriting,” during which it will not sell any of our common stock without the underwriters’ consent until 180 days after the date of this prospectus. Subject to applicable securities laws, after the expiration of this 180-day lock-up period or before, with consent of the representatives of the underwriters to this offering, Wendy’s may sell any and all of our common stock that it beneficially owns. Moreover, this 180-day lock-up period does not apply to the spin-off by Wendy’s of its remaining ownership interest in us to its common shareholders, who would not be subject to any resale restrictions. The registration rights agreement we will enter into with Wendy’s grants Wendy’s the right to require us to register our common stock it holds in specified circumstances. See “Our Relationship With Wendy’s— Agreements Between Wendy’s and Us— Registration Rights Agreement.” In addition, after the expiration of this 180-day lock-up period, we could issue and sell additional shares of our common stock, subject to Wendy’s consent. Any sale by Wendy’s or us of our common stock in the public market, or the perception that sales could occur (for example, as a result of the spin-off), could adversely affect prevailing market prices for our common stock.
       In connection with this offering, we intend to file a registration statement on Form S-8 to register shares of our common stock that are or will be reserved for issuance under our stock incentive plan. Significant sales of our common stock pursuant to our stock incentive plan could also adversely affect the prevailing market price for our common stock.
We will be a “controlled company” within the meaning of the New York Stock Exchange rules, and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.
       After the completion of this offering, Wendy’s will own more than 50% of the total voting power of our common stock, and we will be a “controlled company” under the NYSE corporate governance standards. As a controlled company, we intend to utilize certain exemptions under the NYSE standards that free us from the obligation to comply with certain NYSE corporate governance requirements, including the requirements:

•	that a majority of the board of directors consists of independent directors;

•	that we have a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	for an annual performance evaluation of the nominating and governance committee and compensation committee.
       We intend to use these exemptions and, as a result, you will not have the same protection afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.
We will not have complete control over our tax decisions and could be liable for income taxes owed by Wendy’s.
       For so long as Wendy’s continues to own at least 80% of the total voting power and value of our common stock, we and certain of our U.S. subsidiaries will be included in Wendy’s consolidated group for U.S. federal income tax purposes. In addition, we or one or more of our subsidiaries may be included in the combined, consolidated or unitary tax returns of Wendy’s or one or more of its subsidiaries for U.S. state or local income tax purposes. Under the tax sharing agreement, we generally will pay to or receive from Wendy’s the amount of U.S. federal, state and local income taxes that we would be required to pay to or entitled to receive from the relevant taxing authorities if we and our subsidiaries filed combined, consolidated or unitary tax returns and were not included in the consolidated, combined or unitary tax returns of Wendy’s or its subsidiaries. In addition, by virtue of its controlling ownership and the tax sharing agreement, Wendy’s will effectively control all of our U.S. and Canadian tax decisions. The tax sharing agreement provides that Wendy’s will have sole authority to respond to and conduct all tax proceedings (including tax audits) relating to us, to file all income tax returns on our behalf and to determine the amount of our liability to (or entitlement to payment from) Wendy’s under the tax sharing agreement. This arrangement may result in conflicts of interest between Wendy’s and us. For example, under the tax sharing agreement, Wendy’s will be able to choose to contest, compromise or settle any adjustment or deficiency proposed by the relevant taxing authority in a manner that may be beneficial to Wendy’s and detrimental to us. See “Our Relationship with Wendy’s—Agreements Between Wendy’s and Us—Tax Sharing Agreement.”
       Moreover, notwithstanding the tax sharing agreement, U.S. federal law provides that each member of a consolidated group is liable for the group’s entire tax obligation. Thus, to the extent Wendy’s or other members of the group fail to make any U.S. federal income tax payments required by law, we would be liable for the shortfall. Similar principles may apply for foreign, state and local income tax purposes where we file combined, consolidated or unitary returns with Wendy’s or its subsidiaries for federal, foreign, state and local income tax purposes.
Our certificate of incorporation, by-laws, stockholder rights plan and Delaware state law contain provisions that may have the effect of delaying or preventing a change in control of us.
       Our certificate of incorporation authorizes our board of directors to issue up to 100,000,000 shares of preferred stock and to determine the powers, preferences, privileges, rights, including voting rights, qualifications, limitations and restrictions on those shares, without any further vote or action by the stockholders. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could delay, deter or prevent a change in control and could adversely affect the voting power or economic value of your shares.
       In addition, provisions of our certificate of incorporation, by-laws and Delaware law, together or separately, could discourage potential acquisition proposals, delay or prevent a change in control and limit the price that certain investors might be willing to pay in the future for our common stock. Among other things, these provisions establish a staggered board, require a supermajority vote to establish certain advance notice procedures for nomination of candidates for election as directors and for stockholder proposals to be considered at stockholders’ meetings. For a further description of these provisions of our certificate of incorporation, by-laws and Delaware law, see “Description of Capital Stock— Certain Provisions of our Certificate of Incorporation, Our By-laws and Delaware Law.”
       In addition, our stockholder rights plan will impose a significant penalty on any person or group that acquires, or begins a tender or exchange offer that would result in such person acquiring 15% or more of our outstanding common stock without approval from our board. These provisions under our stockholder rights plan will not apply to Wendy’s while it retains at least 15% or more of our common stock. See “Description of Capital Stock— The Rights Agreement.”
       Although we believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics and thereby provide an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders. Further, these provisions may discourage potential acquisition proposals and may delay, deter or prevent a change of control of our company, including through unsolicited transactions that some or all of our stockholders might consider to be desirable. As a result, efforts by our stockholders to change our direction or our management may be unsuccessful.

If, after this offering, we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, or our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned and our share price may suffer.
       Section 404 of the Sarbanes-Oxley Act requires any company subject to the reporting requirements of the U.S. securities laws to perform a comprehensive evaluation of its and its subsidiaries’ internal controls over financial reporting. To comply with this statute and comparable requirements of Canadian securities laws, we will be required to document and test our internal control procedures, our management will be required to assess and issue a report concerning our internal control over financial reporting and our independent auditors will be required to issue an opinion on management’s assessment and the effectiveness of our internal control over financial reporting. Our compliance with Section 404 of the Sarbanes-Oxley Act and comparable requirements of Canadian securities laws will first be reported on in connection with the filing of our annual report on Form 10-K for the fiscal year ending December 30, 2007. The rules governing the standards that must be met for management to assess our internal controls over financial reporting are new and complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or significant deficiencies which may not be remedied in time to meet the deadline imposed by the SEC rules implementing Section 404 and comparable requirements of Canadian securities regulations. If our management cannot favourably assess the effectiveness of our internal controls over financial reporting or our auditors identify material weaknesses in our internal controls, investor confidence in our financial results may weaken, and our share price may suffer.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
       Certain information contained in this prospectus, particularly information regarding future economic performance and finances, plans, expectations and objectives of management, is forward-looking. In some cases, information regarding certain important factors that could cause actual results to differ materially from any such forward-looking statement appears together with such statement. In addition, the following factors, in addition to the other factors described under “Risk Factors” and other possible factors not listed, could affect our actual results and cause such results to differ materially from those expressed in forward-looking statements. These factors include:

•	competition within the quick service restaurant segment, which remains extremely intense, with many competitors pursuing heavy price discounting;

•	changes in economic conditions;

•	changes in consumer perceptions of dietary health and food safety;

•	harsh weather, particularly in the first and fourth quarters;

•	changes in consumer tastes;

•	labour and benefit costs;

•	legal claims;

•	our ability to maintain good relationships with our franchisees;

•	our ability to retain or replace our key members of management;

•	our continued ability, and the ability of our franchisees, to obtain suitable locations and financing for new restaurant development;

•	governmental initiatives such as minimum wage rates, taxes and possible franchise legislation; and

•	changes in applicable accounting rules.
       Many of the factors that will determine our future performance are beyond our ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statements. Except as required by applicable securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this prospectus, even if new information, future events or other circumstances have made them incorrect or misleading.

USE OF PROCEEDS
      In September 2005 we distributed, as a dividend on our common stock, a promissory note to Wendy’s in the principal amount of US$960.0 million. In February 2006 we will enter into our credit facilities, incurring indebtedness of $500.0 million under the term loan portion of our senior bank facility and our bridge loan facility and use the net proceeds of that indebtedness together with available cash to pay approximately US$12.7 million in interest, and repay approximately US$427.4 million in principal, under that promissory note. For a description of the promissory note, see “Dividend Policy.” For a description of our credit facilities, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities.”
       We estimate that our net proceeds from the sale of 29,000,000 shares of common stock in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $586.2 million ($676.0 million if the underwriters exercise their over-allotment option in full, assuming the shares are offered at $22.00 (US$19.00) per share of common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus). We intend to use all of the net proceeds from this offering together with available cash to repay the remaining balance of the note payable to Wendy’s, including interest owed through the date of payment.
DIVIDEND POLICY
       We did not pay any cash dividends on our common stock in 2003 or 2004. In September 2005 we distributed, as a dividend on our common stock, a promissory note to Wendy’s in the principal amount of US$960.0 million. The note is payable within 30 days of demand and bears an interest rate of 3.0% per annum. In the fourth quarter of 2005, notes and accounts receivable from Wendy’s were set off against notes and accounts payable to Wendy’s, with the net notes and accounts receivable of $52.9 million being distributed as a dividend in-kind by us to Wendy’s.
       We currently intend to declare and pay dividends on our common stock. It is our intention to pay quarterly dividends of approximately 20% of our net income. We anticipate the dividends will commence in the third quarter of 2006 in respect of our second quarter net income. However, we cannot assure you sufficient cash will be available to pay such dividends. In addition, our credit facilities may impose restrictions on our ability to pay dividends, and thus our ability to pay dividends on our common stock will depend on, among other things, our level of indebtedness at the time of the proposed dividend and whether we are in default under any of our debt instruments. Our future dividend policy will also depend on the requirements of any future financing agreements to which we may be a party and other factors considered relevant by our board of directors. Further, any future declaration and payment of dividends is discretionary and our board of directors may at any time modify or revoke our dividend policy on our common stock. Until we are spun-off by Wendy’s, our board of directors will be elected by, and our company controlled by, Wendy’s, our controlling stockholder. After the completion of this offering, any dividends we pay will be declared and paid in Canadian dollars.
       For information regarding restrictions on our payment of dividends, see “Risks Relating to Our Business and Industry—Our credit facilities restrict our ability to finance operations and capital needs, make acquisitions and engage in other business activities,” “Our Relationship with Wendy’s—Wendy’s as Our Controlling Stockholder” and “Risks Related to Our Relationship with Wendy’s—As long as Wendy’s controls our company, your ability to influence the outcome of matters requiring stockholder approval will be limited.”

CAPITALIZATION
       The following table sets forth our cash and cash equivalents and our consolidated capitalization as of January 1, 2006 on an actual, pro forma and pro forma as adjusted basis.
       The pro forma financial information as of January 1, 2006 gives effect to (i) our entering into credit facilities, and incurring $500.0 million in aggregate principal amount of indebtedness thereunder, in February 2006 and (ii) our applying the net proceeds of that $500.0 million of indebtedness to the payment of interest and repayment of indebtedness owed to Wendy’s.
       The pro forma as adjusted financial information as of January 1, 2006 gives effect to (i) the completion of this offering at an assumed offering price of $22.00 per share of common stock (which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus) and (ii) the application of the net proceeds from this offering to repay $621.2 million of indebtedness, including accrued interest, owed to Wendy’s and for general corporate purposes.
       You should read this table together with “Use of Proceeds,” “Selected Historical Consolidated Financial and Other Data,” “Unaudited Pro Forma Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock,” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	As of January 1, 2006

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(in thousands)
Cash and cash equivalents	$186,182	$172,711	$137,712

Debt
Term debt(1)(2)	$21,658	$521,658	$521,658
Notes payable to Wendy’s(1)(3)	1,116,288	619,307	—
Capital leases(1)	52,233	52,233	52,233

Total debt	$1,190,179	$1,193,198	$573,891

Stockholder’s equity
Common stock, (US$0.001 par value per share), Authorized: 1,000,000,000 shares, Issued: 159,952,977 shares	239	239	273
Capital in excess of stated value	81,249	81,249	675,706
Retained earnings	16,430	10,181	(78)
Accumulated other comprehensive income (expense):
Cumulative translation adjustments and other	(52,911)	(52,668)	(52,592)

	45,007	39,001	623,309
Unearned compensation—restricted stock	(5,629)	(5,629)	(5,629)

Total stockholder’s equity	39,378	33,372	617,680

Total capitalization	$1,229,557	$1,226,570	$1,191,571

(1)	Includes current portion.

(2)	Excludes advertising fund debt of $22.1 million. See Note 12 to our historical consolidated financial statements included elsewhere in this prospectus.

(3)	Calculated using an assumed exchange rate of C$1.1628 = US$1.00.

DILUTION
       If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock upon the completion of this offering.
       Our net tangible book value as of January 1, 2006 was approximately $35.2 million, or $0.22 per share. The net tangible book value per share represents the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the total number of outstanding shares. After giving effect to the sale of common stock offered by us in this offering at an assumed initial public offering price of $22.00 per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and offering expenses payable by us, our net tangible book value, as adjusted, as of January 1, 2006, would have equaled approximately $613.5 million, or $3.25 per share of our common stock. This represents an immediate dilution in net tangible book value of $18.75 per share to new investors purchasing shares in this offering. If the initial public offering price is higher or lower, the dilution to new investors will be greater or less, respectively. The following table illustrates this dilution per share of our common stock.

Assumed initial public offering price per share	$22.00
Net tangible book value per share as of January 1, 2006	$0.22
Increase in net tangible book value per share attributable to this offering	3.03

Pro forma, as adjusted net tangible book value per share after this offering	$3.25

Dilution per share to new investors	$18.75

       The following table summarizes, as of January 1, 2006, the total number of shares of our common stock on an aggregate basis purchased from us, the total consideration paid and the average price per share paid. The calculations regarding shares purchased by new investors in this offering reflect an assumed initial public offering price of $22.00 per share, which is the midpoint of the range set forth in the cover of this prospectus, and do not reflect the estimated underwriting discount and offering expenses.

	Shares Purchased		Total Consideration			Average
						Price Per
	Number	Percent	Amount		Percent	Share

			(in thousands)
Wendy’s	159,952,977	84.7%	$99,429	(1)	13.5%	$0.62
New investors	29,000,000	15.3	638,000		86.5	$22.00

Total	188,952,977	100.0%	737,429		100.0%

(1)	Represents (a) consideration paid by Wendy’s in 1995 for all of the ownership interest in our predecessor entity and (b) equity contributions made by Wendy’s since the date of the merger reduced by dividends paid to Wendy’s including distribution of a note in September 2005 in the amount of US$960 million.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA
       The following table presents our selected historical consolidated financial and other data and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and notes thereto included elsewhere in this prospectus. Our historical consolidated financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods covered.
       Our selected historical consolidated financial data as of January 2, 2005 and January 1, 2006 and for fiscal 2003 (year ended December 28, 2003), 2004 (year ended January 2, 2005) and 2005 (year ended January 1, 2006) have been derived from our audited historical consolidated financial statements included elsewhere in this prospectus.
       Our selected historical consolidated financial data as of fiscal year end 2001 (December 30, 2001), fiscal year end 2002 (December 29, 2002) and fiscal year end 2003 (December 28, 2003) and for fiscal 2001 (year ended December 30, 2001) and 2002 (year ended December 29, 2002) have been derived from our unaudited consolidated financial information, not included in this prospectus.

	Fiscal Years(1)

	2001	2002	2003	2004	2005

	(in thousands, except share and per share data, number of restaurants and
	where noted)
Consolidated Statements of Operations Data
Revenues
Sales	$593,712	$656,833	$727,508	$845,231	$960,250
Franchise revenues:
Rents and royalties(2)	266,676	322,043	367,756	414,096	449,791
Franchise fees	65,675	80,695	76,516	78,939	71,986

	332,351	402,738	444,272	493,035	521,777

Total revenues	926,063	1,059,571	1,171,780	1,338,266	1,482,027
Goodwill and asset impairment	—	—	—	—	53,101
Other costs and expenses	—	—	—	—	1,138,879

Total costs and expenses	744,738	826,258	892,883	1,018,961	1,191,980

Operating income (EBIT)	181,325	233,313	278,897	319,305	290,047
Interest (income) expense, net	827	2,554	4,924	4,109	61
Affiliated interest expense, net	5,208	17,786	11,110	9,410	14,456

Income before income taxes	175,290	212,973	262,863	305,786	275,530
Income taxes	43,119	80,161	106,601	100,735	84,439

Net Income	$132,171	$132,812	$156,262	$205,051	$191,091

Basic earnings per share of common stock	$0.83	$0.83	$0.98	$1.28	$1.19
Average share of common stock	159,952,977	159,952,977	159,952,977	159,952,977	159,952,977
Consolidated Balance Sheets Data — at end of period indicated
Cash and cash equivalents	$79,789	$89,338	$86,151	$129,301	$186,182
Total assets(3)	$1,246,440	$1,661,399	$1,547,023	$1,756,869	$1,596,863
Long-term debt(4)	$552,558	$401,270	$367,674	$246,841	$87,970
Total liabilities(4)	$901,496	$739,442	$704,245	$735,180	$1,557,485
Total stockholder’s equity	$344,944	$921,957	$842,778	$1,021,689	$39,378
Other Financial Data
EBITDA(5)	$219,903	$282,422	$337,698	$388,313	$362,046
Capital expenditures	$129,685	$111,788	$131,865	$197,810	$218,607
Operating Margin(6)(%)	19.6%	22.0%	23.8%	23.9%	19.6%
EBITDA Margin(5)(%)	23.8%	26.7%	28.8%	29.0%	24.4%

	Fiscal Years(1)

	2001	2002	2003	2004	2005

	(in thousands, except share and per share data, number of restaurants and
	where noted)
Other Operating Data
Total systemwide sales growth(8)(9)	18.0%	16.3%	12.6%	16.6%	9.5%
Systemwide restaurant unit growth(8)	9.2%	8.6%	7.6%	7.7%	6.0%
Canada average same-store sales growth(8)(10)	7.8%	7.2%	4.8%	7.4%	5.2%
U.S. average same-store sales growth(8)(10)	7.7%	9.9%	4.5%	9.8%	7.0%
Restaurants open at end of period — Canada
Company-operated	40	31	32	31	33
Franchise	1,983	2,157	2,311	2,439	2,564
Restaurants open at end of period — U.S.
Company-operated	57	40	25	67	62
Franchise	83	120	159	184	226

Total	2,163	2,348	2,527	2,721	2,885
Average sales per Standard restaurant:(7)
Canada (in thousands of Canadian dollars)(8)	$1,318	$1,407	$1,479	$1,584	$1,673
U.S. (in thousands of U.S. dollars)(8)	$805	$871	$892	$896	$900
U.S. (in thousands of Canadian dollars)(8)	$1,246	$1,368	$1,251	$1,166	$1,089

(1)	Fiscal 2003, 2004 and 2005 consisted of 52, 53 and 52 weeks, respectively.

(2)	Rents and royalties revenues consist of (a) royalties, which typically range from 3.0% to 4.5% of gross franchise restaurant sales and (b) rents, which typically range from 8.5% to 10.0% of gross franchise restaurant sales. Franchise restaurant sales are reported to us by our franchisees. Franchise restaurant sales are not included in our financial statements, other than approximately 82 franchisees whose results of operations are consolidated with ours pursuant to FIN 46R, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Definitions—Sales.” However, franchise restaurant sales result in royalties and rental income, which are included in our franchise revenues. The reported franchise restaurant sales were:

	Fiscal Years(1)

	2001	2002	2003	2004	2005

Franchise restaurant sales:
Canada (in thousands of Canadian dollars)	$2,072,706	$2,412,625	$2,713,248	$3,137,898	$3,410,583
U.S. (in thousands of U.S. dollars)	$61,322	$93,566	$123,261	$163,359	$199,224

(3)	Notes and accounts receivable from Wendy’s were set off against notes and accounts payable to Wendy’s, with the net notes and accounts receivable from Wendy’s being distributed by us to Wendy’s, effective in the fourth quarter of 2005. Notes and amounts receivable from Wendy’s were:

	At End of Fiscal Year Indicated

	2001	2002	2003	2004	2005

	(in thousands)
Notes receivable from Wendy’s included in current assets	$120,178	$361,148	$59,210	$173,747	$—
Notes receivable from Wendy’s included in long-term assets	$128,000	$128,000	$128,000	$128,000	$—
Accounts receivable from Wendy’s included in current assets	$(56,836)	$297,720	$138,580	$52,192	$—

(4)	Long-term debt includes long-term debt, capital leases and notes payable to Wendy’s. Notes payable to Wendy’s are also included in current liabilities. In 2001, we purchased and retired 9.7 million exchangeable shares from Mr. Joyce, our former stockholder, for $40.47 (US$25.75) each, at a total cost of $392.9 million, which was funded by an intercompany long-term note payable to Wendy’s. As of January 1, 2006, we had outstanding a note payable to Wendy’s in the principal amount of US$960.0 million. Other notes payable to Wendy’s were set off against notes and accounts receivable from Wendy’s resulting in a distribution in kind to Wendy’s of $52.9 million in the fourth quarter of 2005. Notes payable to Wendy’s totalled the following amounts:

	At End of Fiscal Year Indicated

	2001	2002	2003	2004	2005

	(in thousands)
Notes payable to Wendy’s included in current liabilities	$131,987	$144,778	$84,167	$185,725	$1,116,288
Notes payable to Wendy’s included in long-term debt	$505,793	$343,954	$304,488	$181,090	$—
Amounts payable to Wendy’s included in current liabilities	$—	$—	$—	$—	$10,585

(5)	EBITDA is defined as net income before interest, taxes, depreciation and amortization and EBITDA Margin represents EBITDA expressed as a percentage of Total revenues. EBITDA and EBITDA Margin are used by management as a performance measure for benchmarking against our peers and our competitors. We believe EBITDA and EBITDA Margin are useful to investors because they are frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry. EBITDA and EBITDA Margin are not recognized terms under GAAP. EBITDA should not be viewed in isolation and does not purport to be an alternative to net income as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. There are material limitations associated with making the adjustments to calculate EBITDA and using this non-GAAP financial measure as compared to the most directly comparable GAAP financial measure. For instance, EBITDA does not include:

•	interest expense, and because we have borrowed money to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue;

•	depreciation and amortization expense, and because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue; and

•	tax expense, and because the payment of taxes is part of our operations, tax expense is a necessary element of our costs and ability to operate.

Additionally, EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not consider certain cash requirements such as capital expenditures, contractual commitments, interest payments, tax payments and debt service requirements. Because not all companies use identical calculations, this presentation of EBITDA may not be comparable to other similarly titled measures of other companies.
         The following table is a reconciliation of our net income to EBITDA:

	Fiscal Years(1)

	2001	2002	2003	2004	2005

	(in thousands)
Net income	$132,171	$132,812	$156,262	$205,051	$191,091
Interest expense, net	6,035	20,340	16,034	13,519	14,517
Income tax expense	43,119	80,161	106,601	100,735	84,439

Operating income (EBIT)	$181,325	$233,313	$278,897	$319,305	$290,047
Depreciation and amortization	38,578	49,109	58,801	69,008	71,999

EBITDA*	$219,903	$282,422	$337,698	$388,313	$362,046

*	EBITDA includes and has not been adjusted for the goodwill and asset impairment charges of $53.1 million incurred in the fourth quarter of fiscal 2005.

(6)	Operating Margin represents operating income (EBIT) expressed as a percentage of Total revenues.

(7)	Our standard restaurant typically measures between 1,400 to 3,090 square feet, with a dining room, a counter for placing orders and, in 71.3% of our standard restaurants, drive-thru service. Standard restaurants, which also includes single or double drive-thru restaurants where seating is not required or property size is an issue, comprised 75.7% of our system as of January 1, 2006. We have “combination stores” that offer Tim Hortons and Wendy’s products at one location. Our combination stores have a common area dining room and separate counters. As of January 1, 2006, we have 131 combination stores in Canada and 31 in the U.S.

(8)	Includes both franchised and company-operated restaurants. Franchise restaurant sales are not included in our financial statements, other than approximately 82 franchisees whose results of operations are consolidated with ours pursuant to FIN 46R. However, franchise restaurant sales result in royalties and rental income, which are included in our revenues. U.S. average sales per standard restaurant are disclosed in both Canadian and U.S. dollars, the reporting and functional currency, respectively, of our U.S. operations. The U.S. average sales per standard store were converted to Canadian dollars for each year using the average foreign exchange rate in the applicable year as shown on page 4. The U.S. average sales per standard restaurant, when converted to Canadian dollars, includes the effects of exchange rate fluctuations, which decreases comparability between the years. We believe the presentation of the U.S. dollar average sales per standard restaurant is useful to investors to show the local currency amounts for stores in the U.S. and provide transparency on the underlying business performance.

(9)	Total systemwide sales growth is determined using a constant exchange rate to exclude the effects of foreign currency translation. U.S. dollar sales are converted to Canadian dollar amounts using the average exchange rate of the base year for the period covered.

(10)	For Canadian restaurants, average same-store sales are based on restaurants that have been opened for a minimum of one calendar year. For U.S. restaurants, a restaurant is included in our average same-store sales calculation beginning the 13th month after the restaurant’s opening.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
       The unaudited pro forma consolidated statement of operations for the fiscal year ended January 1, 2006 and the unaudited pro forma consolidated balance sheet as of January 1, 2006 presented below were derived from our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus.
       Our unaudited pro forma consolidated statement of operations present our results from operations for the fiscal year ended January 1, 2006 as if the following events occurred on January 3, 2005:

•	we entered into our credit facilities and incurred $500.0 million of indebtedness thereunder, consisting of $300.0 million under the term loan portion of our senior credit facilities and $200.0 million under our bridge loan facility (see “Management’s Discussion of Analysis of Financial Conditions and Results of Operations—Liquidity and Capital Resources—Credit Facilities”);

•	we applied the net proceeds of that $500.0 million of indebtedness and available cash to the repayment of indebtedness, including accrued interest, owed to Wendy’s under the US$960.0 million promissory note;

•	we entered into an interest rate swap for part of the term loan in the amount of $100.0 million to convert the variable interest rate to a fixed interest rate;

•	we completed this offering at an assumed initial public offering price of $22.00 per share; and

•	we applied $621.2 million of the net proceeds from this offering and available cash to repay the remaining indebtedness, including accrued interest, owed to Wendy’s under the US$960.0 million promissory note.

       Our unaudited pro forma consolidated balance sheet has been prepared based on the assumption that the aforementioned events occurred on January 1, 2006.
       The unaudited pro forma consolidated statement of operations information for the fiscal year ended January 1, 2006 include all normal recurring adjustments that we believe are necessary for a fair statement of the results for such periods.
       Our historical financial information has been prepared on a consolidated basis using the historical results of operations and bases of the assets and liabilities of the business, and gives effect to allocations of expenses from Wendy’s.
       The unaudited pro forma consolidated financial information has been prepared based on available information and assumptions that we believe are reasonable and is intended for informational purposes only; it is not necessarily indicative of what the financial position or results of operations actually would have been had the aforementioned events occurred at the dates indicated, and it does not purport to project our future financial position or results of operations.

Unaudited Pro Forma Consolidated Statement of Operations

	Fiscal Year Ended January 1, 2006

		Debt Incurrence			Offering
		and			and
	Historical	Repayment(1)		Sub-total	Repayment(2)		Pro Forma

	(In thousands, except shares and per share data)
Revenues
Sales	$960,250	$—		$960,250	$—		$960,250
Franchise revenues:
Rents and royalties	449,791	—		449,791	—		449,791
Franchise fees	71,986	—		71,986	—		71,986

	521,777	—		521,777	—		521,777

Total revenues	1,482,027	—		1,482,027	—		1,482,027

Costs and expenses
Cost of sales	834,165	—		834,165	—		834,165
Operating expenses	165,257	—		165,257	—		165,257
Franchise fee costs	69,212	—		69,212	—		69,212
General and administrative expenses(3)	108,962	59	(a)	109,021	—		109,021
Equity income	(31,758)	—		(31,758)	—		(31,178)
Goodwill and asset impairment	53,101	—		53,101	—		53,101
Other income	(6,959)	—		(6,959)	—		(6,959)

Total costs and expenses, net	1,191,980	59		1,192,039	—		1,192,039

Operating income	290,047	(59)		289,988	—		289,988

Interest expense	(4,046)	(24,517	)(b)	(28,563)	—		(28,563)
Interest income	3,985	—		3,985	—		3,985
Affiliated interest expense, net	(14,456)	4,080	(c)	(10,376)	5,084	(a)	(5,292)

Income before income taxes	275,530	(20,496)		255,034	5,084		260,118
Income taxes(4)	84,439	(7,173	)(d)	77,266	1,779	(b)	79,045

Net income	$191,091	$(13,323)		$177,768	$3,305		$181,073

Basic earnings per share(5)	$1.19						$0.96
Weighted average number of shares outstanding	159,952,977						188,952,977
See notes to unaudited pro forma consolidated financial information

Unaudited Pro Forma Consolidated Balance Sheet

	As of January 1, 2006

		Debt Incurrence		Offering
		and		and
	Historical	Repayment(1)	Sub-total	Repayment(2)	Pro Forma

	(In thousands)
Assets
Current assets
Cash and cash equivalents	$186,182	$(13,471)	$172,711	$(34,999)	$137,712
Accounts receivable, net	85,695	—	85,695	—	85,695
Notes receivable, net	11,545	—	11,545	—	11,545
Deferred income taxes	4,273	—	4,273	—	4,273
Inventories and other	39,322	—	39,322	—	39,322
Advertising fund restricted assets	17,055	—	17,055	—	17,055

Total current assets	344,072	(13,471)	330,601	(34,999)	295,602
Property and equipment, net	1,061,646	—	1,061,646	—	1,061,646
Notes receivable, net	15,042	—	15,042	—	15,042
Deferred income taxes	17,913	—	17,913	—	17,913
Intangible assets, net	4,221	—	4,221	—	4,221
Equity investments	141,257	—	141,257	—	141,257
Other assets	12,712	1,676 (3)	14,388	—	14,388

Total assets	$1,596,863	$(11,795)	$1,585,068	$(34,999)	$1,550,069

Liabilities and stockholder’s equity
Current liabilities
Accounts payable	$110,086	$—	$110,086	$—	$110,086
Accrued expenses				—
Salaries and wages	15,033	—	15,033	—	15,033
Taxes	62,952	—	62,952	—	62,952
Other	61,944	—	61,944	—	61,944
Deferred income taxes	349	—	349	—	349
Advertising fund restricted liabilities	34,571	—	34,571	—	34,571
Amounts payable to Wendy’s	10,585	(8,808)	1,777	—	1,777
Notes payable to Wendy’s	1,116,288	(496,981)	619,307	(619,307)	—
Current portion of long-term obligations	7,985	—	7,985	—	7,985

Total current liabilities	1,419,793	(505,789)	914,004	(619,307)	294,697

Long-term obligations
Term debt	21,254	500,000	521,254	—	521,254
Advertising fund restricted debt	22,064	—	22,064	—	22,064
Capital leases	44,652	—	44,652	—	44,652

Total long-term obligations	87,970	500,000	587,970	—	587,970

Deferred income taxes	15,159	—	15,159	—	15,159
Other long-term liabilities	34,563	—	34,563	—	34,563
Stockholder’s equity
Common stock	239	—	239	34	273
Capital in excess of stated value	81,249	—	81,249	594,457	675,706
Retained earnings	16,430	(6,249)	10,181	(10,259)	(78)
Accumulated other comprehensive income (Expense):
Cumulative translation adjustments and other	(52,911)	243	(52,668)	76	(52,592)

	45,007	(6,006)	39,001	584,308	623,309
Unearned compensation—restricted stock	(5,629)	—	(5,629)	—	(5,629)

Total stockholder’s equity	39,378	(6,006)	33,372	584,308	617,680

Total liabilities and stockholder’s equity	$1,596,863	$(11,795)	$1,585,068	$(34,999)	$1,550,069

See Notes to Unaudited Pro Forma Consolidated Financial Information.

Notes to Unaudited Pro Forma Consolidated Financial Information
Statements of Operations
       (1) Reflects the borrowing of $500.0 million under our new credit facilities and the repayment of principal and accrued interest of notes payable to Wendy’s amounting to $497.0 million (US$427.4 million) and $14.8 million (US$12.7 million), respectively. We intend to consummate these transactions prior to this offering.

(a) Reflects annual administration expenses the Company will incur in relation to our new senior credit facilities.

(b) Represents the following change in interest expense:

Term loan facility as adjusted for an interest rate swap	$14.3
Bridge loan facility	9.2
Amortization of deferred financing costs	0.5
Annual commitment fees on undrawn revolver facilities	0.5

Net adjustment	$24.5

The term loan and bridge loan facilities bear variable interest rates and a portion of the term loan ($100 million) was converted to bear a fixed interest rate as a result of an interest rate swap. For the portion of loan facilities that bear a variable interest rate, the interest rates in effect at February 23, 2006 were used to compute the pro forma adjustments to interest expense. Each one-eighth point change in the assumed interest rates would result in a $0.5 million change in interest expense.

(c) Reflects the reduction of Affiliated interest expense, net, as a result of the repayment of notes payable to Wendy’s using the borrowings under our new credit facilities.

(d) Statutory tax rate of 35% has been applied to the pro forma adjustment. We anticipate an effective tax rate of 34% for fiscal 2006, which is higher than the effective tax rate that has historically been applied to our results. The increase in the effective tax rate is primarily attributable to the changed capital structure following our separation from Wendy’s and the $500.0 million in indebtedness incurred under our credit facilities.

       (2) Reflects the completion of this offering and the application of net proceeds from this offering to the repayment of principal and accrued interest of notes payable to Wendy’s amounting to $619.3 million (US$532.6 million) and $1.9 million (US$1.6 million), respectively.

(a) Represents the reduction of Affiliated interest expense, net, as a result of the repayment of notes payables to Wendy’s for the remaining balance using the proceeds from this offering.

(b) Statutory tax rate of 35% has been applied to the pro forma adjustment. We anticipate an effective tax rate of 34% for fiscal 2006, which is higher than the effective tax rate that has historically been applied to our results. The increase in the effective tax rate is primarily attributable to the changed capital structure following our separation from Wendy’s and the $500.0 million in indebtedness incurred under our credit facilities.

       (3) In 2005 Wendy’s allocated to us $19.3 million of expenses it incurred for providing services such as executive oversight, risk management, information technology, accounting, legal, investor relations, human resources, tax and employee benefits and incentives, including costs associated with the issuance of restricted stock units of Wendy’s to certain employees, which are recorded in General and administrative expenses.

       Prior to the completion of this offering, we intend to enter into agreements with Wendy’s related to the separation of our business operations from Wendy’s including a shared services agreement, under which Wendy’s will provide certain services to us that were previously provided when we were wholly-owned by Wendy’s. We estimate that the total expenses for acquiring similar services, including the expensing of restricted stock units, range from approximately $26.0 million to $29.0 million, including service charges by Wendy’s under the shared services agreement and expenses for services not covered by the agreement. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — General and Administrative Expenses.”
       (4) Prior to the completion of this offering, we intend to enter into a tax sharing agreement with Wendy’s. As our income tax provisions and related deferred income tax amounts are prepared as if we filed tax returns on a stand-alone basis, we expect no significant impact as a result of the tax sharing agreement.
       (5) Basic income per share of our common stock is calculated by dividing net income by the weighted average number of shares outstanding. The historic basic income per share is based on 159,952,977 shares outstanding and the pro forma basic income per share is based on 188,952,977 shares outstanding. Unaudited pro forma basic income per share of our common stock has been calculated in accordance with the SEC rules of initial public offerings, which require that the denominator in the weighted average share calculation should include only the number of shares whose proceeds are being reflected as pro forma adjustments in the consolidated statements of operations.
Balance Sheet
       (1) Set forth below (in millions) are estimated sources and uses of funds reflected in the column.

Sources

Cash available	$13.5
Term loan facility	300.0
Bridge loan facility	200.0

$513.5

Uses

Repayment of Note Payable to Wendy’s
Principal (US$427.4)	$497.0
Accrued interest (US$12.7)	14.8
Deferred financing costs(*1)	1.7

$513.5

       (*1) We intend to pay a portion of the note payable to Wendy’s in March 2006 with all accrued interest relating to the US$960.0 million promissory note. Accrued interest was computed assuming that accrued interest until March 6, 2006 will be repaid.

       (2) Set forth below (in millions) are estimated sources and uses of funds reflected in the column.

Sources

Cash available	$35.0
Proceeds from this offering	638.0

$673.0

Uses

Repayment of Note Payable to Wendy’s
Principal (US$532.6)	$619.3
Accrued interest (US$1.6)(*1)	1.9
Share issuance costs(*2)	51.8

$673.0

       (*1) Accrued interest represents interest to be accrued between March 7, 2006 and April 12, 2006, which is a day before the assumed repayment date.
       (*2) Includes non-capitalizable expenses of $8.3 million.
       (3) Reflects deferred financing costs and prepaid expense of annual administration charges in relation to the senior credit facilities and bridge loan facility.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
       You should read the following discussion in conjunction with “Selected Historical Consolidated Financial and Other Data,” “Unaudited Pro Forma Consolidated Financial Information” and our historical consolidated financial statements and notes thereto included elsewhere in the prospectus. The following discussion includes forward-looking statements that are not historical facts but reflect our current expectation regarding future results. Actual results may differ materially from the results discussed in the forward-looking statements because of a number of risks and uncertainties, including the matters discussed below and elsewhere in this prospectus, particularly under the heading “Risk Factors.” Historical trends should not be taken as indicative of future operations.
       We believe systemwide sales and average same-store sales provide meaningful information to investors concerning the size of our system, the overall health of the system and the strength of our brand. Information about systemwide sales and average same-store sales is included in this prospectus. Franchise restaurant sales generally are not included in our financial statements; however, franchise restaurant sales result in royalties and rental income, which are included in our franchise revenues.
Overview
       We franchise and operate Tim Hortons restaurants in Canada and the U.S. Our business model includes controlling the real estate for most of our franchise restaurants. We also distribute coffee and other drinks, non-perishable food, supplies, packaging and equipment to system restaurants in Canada through our five distribution centres. In the U.S. we supply similar products to system restaurants through third-party distributors. According to Canadian Restaurant and Food Service Association and Statistics Canada, our system, which consists primarily of franchise and a small number of company-operated restaurants, represented 22.6% of the $14.0 billion Canadian quick service restaurant segment at year end 2004 based on systemwide restaurant sales dollars.
       In 2005, our revenues were up $143.8 million, or 10.7%, over 2004 as a result of continued average same-store sales gains and continued growth in the number of systemwide restaurants, resulting in higher royalty, rental and distribution revenues. In 2005, our net income decreased $14.0 million, or 6.8% compared to 2004. During the fourth quarter of 2005, we concluded that goodwill and the fixed assets related to two New England markets were impaired. We recorded impairment charges of $30.8 million for the full value of the goodwill and $22.3 million related to fixed assets. Also, in 2005 we recorded a $5.1 million one-time mark-to-market gain on cross-border intercompany notes. This gain was offset by an increase in corporate general and administrative expenses due primarily to costs associated with this offering, costs associated with building the infrastructure needed to be an independent public company and expenses related to restricted stock units that were granted by Wendy’s to some of our employees and expensed for the first time in 2005. Segment operating income (operating income attributable to our reportable segments, which consist of Canada and the U.S.) increased $31.6 million from 2004 to 2005. The Canadian segment operating income increased $34.9 million from 2004 whereas the U.S. segment operating income decreased by $3.3 million, primarily driven by the performance of company-operated restaurants in New England. The increase in the Canadian segment operating income was driven by increased average same-store sales growth and opening new restaurants in Canada. Fiscal 2004 had one more operating week (the 53rd week) in the fiscal year. The additional week occurs periodically because our fiscal year ends on the Sunday nearest to December 31.
       Immediately following this offering, Wendy’s will continue to own 84.65% of our common stock (82.75% if the underwriters exercise their over-allotment option in full). So long as Wendy’s owns a majority of our common stock it will continue to have the power acting alone to approve any action requiring a vote of the majority of our voting shares and to elect all of our directors. Five of our eight directors are directors of Wendy’s. We cannot be sure how long Wendy’s will own our common stock following this offering.
       Prior to the completion of this offering, we will enter into various agreements with Wendy’s that will define our relationship with Wendy’s after this offering. Wendy’s will continue to provide internal administrative support under these agreements until the spin-off, (which Wendy’s has announced would occur as soon as practical and which is expected to occur within 9 to 18 months of the offering depending on market conditions) or, in some cases, until we are able to provide the services ourselves. For instance, Wendy’s may continue to provide us with information technology support beyond the date of the spin-off. See “Our Relationship with Wendy’s—Agreements Between Wendy’s and Us.”
Our Relationship with Wendy’s
       We are currently a wholly owned subsidiary of Wendy’s. On July 29, 2005, Wendy’s announced its intention to separate our operations into a publicly-traded company. After the completion of this offering, Wendy’s will own 84.65% of our outstanding common stock (82.75% if the underwriters exercise their over-allotment option in full). Wendy’s has advised us that it intends to spin-off all of our shares of common stock that it owns to its shareholders as soon as practical, which is expected to be within 9 to 18 months after this offering, depending on market conditions. However, other than its obligations under the master separation agreement, Wendy’s is not subject to any contractual obligation to complete the spin-off. Wendy’s has agreed not to sell, dispose of or hedge any of our common stock, subject to specified exceptions, for a period of 180 days after the date of the prospectus without the prior written consent of the underwriters. Wendy’s lock-up agreement will not restrict its ability to spin-off all of our common stock that it owns to its common shareholders, nor will it restrict any recipients of our common stock in any such spin-off. In addition, without our prior written consent, Wendy’s will not effect the spin-off of the shares of our common stock it owns to its shareholders unless Wendy’s has obtained a private letter ruling from the U.S. Internal Revenue Service or an opinion of legal counsel, in either case reasonably acceptable to the Wendy’s board of directors, to the effect that (i) Wendy’s will recognize no gain or loss (and no amount will be included in its income) upon the spin-off under Section 355 of the U.S. Internal Revenue Code and (ii) no gain or loss will be recognized by (and no amount will be included in the income of) the U.S. shareholders of Wendy’s upon their receipt of our common stock pursuant to the spin-off. See “Risk Factors— Risks Related to Our Relationship with Wendy’s.”
       Prior to the completion of this offering, we will enter into agreements with Wendy’s related to the separation of our business operations from Wendy’s. These agreements govern various interim and ongoing relationships between Wendy’s and us and include a master separation agreement, a tax sharing agreement, a shared services agreement and a registration rights agreement (collectively referred to as the “separation agreements”).
       We do not expect our increasing independence from Wendy’s to materially harm our relationships with our customers or suppliers or to otherwise cause significant changes in our results of operations and business trends when compared to prior years. See “Our Relationship with Wendy’s” and “Risk Factors— Risks Related to Our Relationship with Wendy’s.”
       During the transition period, certain officers and directors of Wendy’s will also act as our officers and directors. See “Management” and “Risk Factors— Risks Related to Our Relationship with Wendy’s.”

Selected Operating and Financial Highlights

	Fiscal Years

	2003	2004	2005

	(In thousands, except where noted)
Systemwide sales growth	12.6%	16.6%	9.5%
Average same-store sales growth
Canada	4.8%	7.4%	5.2%
U.S.	4.5%	9.8%	7.0%
Systemwide restaurants	2,527	2,721	2,885
Revenues	$1,171,780	$1,338,266	$1,482,027
Operating income	$278,897	$319,305	$290,047
Net income	$156,262	$205,051	$191,091
Systemwide Sales Growth
       Our financial results are driven largely by changes in systemwide sales, which include restaurant-level sales at both franchise and company-operated restaurants. The amount of systemwide sales impacts our franchisee royalties and rental income, as well as our distribution sales. Changes in systemwide sales are driven by changes in average same-store sales and changes in the number of restaurants.
Average Same-Store Sales Growth
       Average same-store sales, one of the key metrics we use to assess our performance, provides information on total retail sales at restaurants operating systemwide throughout the relevant period and provides a useful comparison between periods. In fiscal 2005, Canadian average same-store sales increased 5.2% over fiscal 2004, which was our 14th consecutive annual increase in Canada. In fiscal 2004, Canadian average same-store sales increased 7.4% over fiscal 2003. In the U.S., average same-store sales (measured in local currency) increased 7.0% in fiscal 2005 over 2004, which represented our 15th consecutive annual increase. We expect 2006 same-store sales to increase between 4.0% and 5.0% in Canada and between 6.0% and 7.0% in the U.S. In more developed markets, we expect same-store sales growth to be lower than the historical trends. We may also experience lower rates of growth or our average same-store sales may decline. See “Risk Factors—Risks Relating to our Business and Industry”.
       Our historical average same-store sales growth is attributable to several key factors, including new product introductions, improvements in restaurant speed of service and other operational efficiencies, more frequent customer visits, expansion into broader menu offerings and, on a less frequent basis, pricing. Restaurant-level price increases are primarily used to offset higher restaurant-level costs on key items such as coffee and labour.

       The following tables set forth average same-store sales increases by quarter for fiscal 2003, 2004 and 2005 and by year for the ten-year period from 1996 to 2005 on a comparable 52-week basis. Franchise restaurant sales are not included in our financial statements (other than approximately 77 and 82 franchisees on average for fiscal 2004 and 2005, respectively, whose results of operations are consolidated with ours pursuant to Financial Accounting Standards Board (FASB) Interpretation No. 46 (FIN 46R), “Consolidation of Variable Interest Entities—an interpretation of ARB 51 (revised December 2003”)). However, franchise restaurant sales result in royalties and rental income, which are included in our consolidated financial statements as franchise revenues.

	Historical Average Same-Store Sales Increase(1)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Year

Canada
2003	3.9%	4.0%	5.5%	5.7%	4.8%
2004	6.6%	7.8%	8.4%	6.6%	7.4%
2005	5.8%	5.6%	3.6%	5.8%	5.2%
U.S.
2003	0.4%	3.3%	6.8%	7.2%	4.5%
2004	10.3%	10.2%	9.8%	9.1%	9.8%
2005	7.7%	9.1%	4.7%	6.7%	7.0%

(1)	For Canadian restaurants, average same-store sales are based on restaurants that have been open for a minimum of one calendar year. For U.S. restaurants, a restaurant is included in our average same-store calculation beginning in the 13th month following the restaurant’s opening.

	Historical
	Annual Average
	Same-Store Sales
	Increases(1)

	Canada	U.S.

1996	4.9%	10.4%
1997	7.7%	14.2%
1998	10.2%	6.9%
1999	10.5%	13.9%
2000	9.1%	12.7%
2001	7.8%	7.7%
2002	7.2%	9.9%
2003	4.8%	4.5%
2004	7.4%	9.8%
2005	5.2%	7.0%
10-Year Average	7.5%	9.7%

(1)	For Canadian restaurants, average same-store sales are based on restaurants that have been open for a minimum of one calendar year. For U.S. restaurants, a restaurant is included in our average same-store calculation beginning in the 13th month following the restaurant’s opening.
New Restaurant Development
       Opening restaurants in new and existing markets in Canada and the U.S. has been a significant contributor to our growth. From the end of 1995, when we merged with Wendy’s, to January 1, 2006, we increased the total number of Tim Hortons restaurants from 1,197 to 2,885, representing an average annual growth rate of approximately 9.2%. Approximately 83.9% of this growth has come from our expansion in Canada, with the largest increases in Ontario and Western Canada. In 1995, we had 1,180 system restaurants in Canada, and as of January 1, 2006 we had

2,597 system restaurants in Canada. In 1995 we had 17 system restaurants in the U.S., and as of January 1, 2006 we had 288 system restaurants in the U.S. Our U.S. growth of 271 restaurants from 1995 to 2005 has come from three major markets, Michigan, New York and Ohio. During 2004, we also acquired 42 restaurants in New England. Although we anticipate new restaurant development will continue in the range of 180 to 200 stores annually (for example, in fiscal 2006 we expect to open 140 to 150 new restaurants in Canada and 40 to 50 new restaurants in the U.S.), future escalation of real estate and/or construction costs may slow this growth. See “Risk Factors— Risks Related to Our Business and Industry.”
       From the end of fiscal 2002 to the end of fiscal 2005, we opened 537 system restaurants including both franchised and company-operated restaurants, net of restaurant closures. Typically, 20 to 30 system restaurants are closed annually, primarily in Canada. Restaurant closures typically result from an opportunity to acquire a better location which will permit us to upgrade size and layout or add a drive-thru. During fiscal 2005 we opened 187 restaurants (149 in Canada and 38 in the U.S.) and closed 23 restaurants (22 in Canada and 1 in the U.S.).
       Our system includes over 2,800 restaurants across Canada and the U.S. At January 1, 2006, 2,790, or 96.7%, were franchise restaurants (representing 98.7% in Canada and 78.5% in the U.S.).
       The following table shows our restaurant count as of the end of fiscal 2003, 2004 and 2005. Also included in the table is a breakdown of our company-operated and franchise restaurants.
Systemwide Restaurant Count

	Fiscal Year End

	2003	2004	2005

Canada
Company-operated	32	31	33
Franchise	2,311	2,439	2,564

Total	2,343	2,470	2,597

U.S.
Company-operated	25	67	62
Franchise	159	184	226

Total	184	251	288

Total system
Company-operated	57	98	95
Franchise	2,470	2,623	2,790

Total	2,527	2,721	2,885

Operating Income
       For fiscal 2005, we recorded operating income of $290.0 million, a decrease of 29.3 million, or 9.2%, over 2004. This decrease is due primarily to goodwill and asset impairment charges of $30.8 million and $22.3 million, respectively, totaling $53.1 million. The asset impairment charges related to fixed assets in the New England market. The fiscal 2005 operating income excluding these charges was $343.1 million, an increase of $23.8 million, or 7.5%, over 2004. We also recorded a $5.1 million one-time mark-to-market gain on cross-border intercompany notes during fiscal 2005. This gain was offset by an increase in corporate general and administrative expenses due primarily to costs associated with this offering, costs associated with building the infrastructure needed to be an independent public company, and expenses related to restricted stock units of Wendy’s that were granted to some of our employees and expensed for the first time in 2005.

       In December 2005, we substantially completed construction of a new distribution centre in Guelph, Ontario. Once fully operational this distribution centre will service approximately 85% of our Ontario stores for both shelf-stable and frozen products. In 2006, we will be phasing in our transition to frozen distribution from this new distribution centre with approximately 65% of the Ontario stores being serviced by year end. During this phase in period for frozen distribution we will be faced with higher distribution costs without the full benefit of the new distribution revenues. In 2006, revenues will increase as a result of the addition of some frozen products to our distribution operations. Margins on frozen products are lower than some of our other products but will be a positive contribution to our net income once we are fully operational. Distribution is a critical element of our business model as it allows us to control costs to our franchisees and service our stores efficiently and effectively while contributing to our profitability.
       We reported record operating income (income before income taxes and interest) in each of fiscal 2004 and 2003. These results were primarily due to increases in average same-store sales, opening of new restaurants, and operational improvements due to the systemwide rollout of par-baked products sold through our manufacturing joint venture. See “Business—Restaurant Operations Support—Product and Process Innovation.” The launch of our Always Fresh baking system in 2002 involved a conversion to the use of par-baked products in our restaurants. Par-baking enables us to offer customers fresher, more consistent products all day, and enables significant operating efficiencies at the restaurant level. The conversion to our Always Fresh baking system began during the third quarter of 2002 and was completed during the first quarter of 2004.
Segment Operating Income
       Systemwide sales and average same-store sales growth are affected by the business and economic environments in Canada and the U.S. We manage and review financial results from Canadian and U.S. operations separately. We therefore have determined the reportable segments for our business to be Canada and the U.S.
       Segment operating income increased $31.6 million, or 9.2%, for fiscal 2005 over 2004. Our Canadian segment operating income increased by $34.9 million, or 10.1%. Canadian average same-store sales increased 5.2% over the prior period and we opened 149 new system restaurants in that period. U.S. average same-store sales increased 7.0% in fiscal 2005 over 2004. However, our U.S. operating segment loss increased as a result of an increase in our company-operated store losses, primarily attributable to the New England market.
       In fiscal 2004, total segment operating income increased $51.0 million, or 17.4%, over fiscal 2003, principally through our Canadian segment, which increased operating income by 17.8%. Canadian average same-store sales increased by 7.4% and we opened 155 new system restaurants in fiscal 2004. U.S. average same-store sales increased by 9.8% in fiscal 2004 over 2003. However, U.S. segment operating loss increased as a result of a decrease in company-operated store earnings, which was attributable to the performance of the 42 restaurants acquired in New England in the second quarter of 2004.
       In fiscal 2003, corporate unallocated charges included $6.1 million in foreign exchange gains resulting from cross-border interest payments. Foreign currency hedges against future interest payments were established in mid-2003 and extended into 2005 to mitigate currency effects on these payments.
       Overall, our total segment operating income from our reportable segments as a percent of total revenues was 25.0%, 25.7% and 25.3% for fiscal 2003, 2004 and 2005, respectively.

       The following tables show information about the operating income of our reportable segments:
Operating Income (Loss)

	Fiscal 2005 Compared to Fiscal 2004

					2005 Change
		% of		% of
	2005	Revenues	2004	Revenues	Dollars	Percentage

	(In thousands, except where noted)
Canada	$379,405	25.6%	$344,476	25.7%	$34,929	10.1%
U.S.	(4,282)	(0.3%)	(981)	(0.1%)	(3,301)	n/m

Segment operating income	375,123	25.3%	343,495	25.7%	31,628	9.2%
Corporate(1)	(85,076)	(5.7%)	(24,190)	(1.8%)	(60,886)	n/m

Total operating income	$290,047	19.6%	$319,305	23.9%	$(29,258)	(9.2%)

	Fiscal 2004 Compared to 2003

					2004 Change
		% of		% of
	2004	Revenues	2003	Revenues	Dollars	Percentage

	(In thousands, except where noted)
Canada	$344,476	25.7%	$292,526	25.0%	$51,950	17.8%
U.S.	(981)	(0.1%)	(27)	0.0%	(954)	n/m

Segment operating income	343,495	25.7%	292,499	25.0%	50,996	17.4%
Corporate(1)	(24,190)	(1.8%)	(13,602)	(1.2%)	(10,588)	(77.8%)

Total operating income	$319,305	23.9%	$278,897	23.8%	$40,408	14.5%

(1)	Corporate charges include certain overhead costs that are not allocated to individual business units and the impact of certain foreign currency exchange gains and losses. In fiscal 2005, corporate charges also include the goodwill and asset impairment charges of $53.1 million.
n/m — The comparison is not meaningful.
Basis of Presentation
       Our consolidated financial statements have been derived from the consolidated financial statements and accounting records of Wendy’s, principally from statements and records representing the Tim Hortons business segment. Our consolidated statements of operations also include expense allocations for certain corporate functions historically provided to us by Wendy’s, including general corporate expenses related to corporate functions such as executive oversight, risk management, information technology, accounting, legal, investor relations, human resources, tax, other services and employee benefits and incentives, including stock-based compensation arrangements. The allocations are primarily based on specific identification and the relative percentage of our revenues and headcount to the respective total Wendy’s costs. These allocations are reflected in general and administrative expenses in our consolidated statements of operations and totalled $12.9 million, $13.3 million and $19.3 million on a pre-tax basis for fiscal 2003, 2004 and 2005, respectively. We and Wendy’s consider these allocations to be a reasonable reflection of the utilization of services provided. The allocations may not, however, reflect the expense we would have incurred as a stand-alone company. Actual costs that may have been incurred if we had been a stand-alone public company in fiscal 2003, 2004 and 2005 would depend on a number of factors, including our chosen organizational structure, what functions were outsourced or performed by our employees and strategic decisions made in areas such as information technology systems and infrastructure.

However, we currently do not believe the difference between the cost allocations from Wendy’s for the costs mentioned above and the costs we would have incurred on a stand-alone basis would have a material impact on our statements of operations, balance sheets or statements of cash flows for fiscal 2003, 2004 and 2005.
       Affiliated interest expense, net in the consolidated statements of operations reflects interest costs related to specific net borrowings by us, in the form of promissory notes, from Wendy’s. No amount is included in affiliated interest expense, net for other amounts owed to Wendy’s by us which were not in the form of a promissory note and for which no interest rate was specified. Also, Wendy’s has not allocated a portion of its external debt interest cost to us. As a result, interest expense recorded by us does not reflect the expense we would have incurred as a stand-alone company. One of our subsidiaries will enter into new credit facilities will be guaranteed by us and certain of our other subsidiaries, including a senior bank facility and a $200.0 million bridge loan facility. The senior bank facility will consist of a $300.0 million term loan facility, a $200.0 million Canadian revolving credit facility and a US$100.0 million U.S. revolving credit facility. As a result of this anticipated change in our capital structure, we expect that annual interest costs will increase by approximately $16 million to $18 million after the completion of this offering, compared to our historical financial statements assuming the revolving credit facilities are undrawn, due to the addition of the external debt.
       In the third quarter of 2005, we distributed a U.S. dollar denominated note payable by us to Wendy’s in the principal amount of $1.1 billion (a U.S. dollar denominated note of US$960 million). This note is due within 30 days of a demand for payment by Wendy’s and bears interest at an annual rate of 3.0%. We intend to use the proceeds of this offering together with proceeds from our credit facilities to repay this $1.1 billion (US$960 million) note. See “Unaudited Pro Forma Consolidated Financial Information.” On February 3, 2006, we received a demand from Wendy’s for payment of all outstanding accrued interest on the note as of March 7, 2006. We intend to pay Wendy’s approximately US$12.7 million of accrued interest and pre-pay approximately US$427.4 million of principal in early March 2006 with proceeds from the $300.0 million term loan component of our senior bank facility and our $200.0 million bridge loan facility.
       In the fourth quarter 2005, intercompany notes and trade balances between us and Wendy’s in the net amount of $52.9 million were settled with the net amount resulting in a dividend in kind of $52.9 million to Wendy’s.
       The functional currency of Tim Hortons Inc. is the U.S. dollar primarily because of its historical financial inter-relatedness with Wendy’s. Tim Hortons Inc. is essentially a holding company that holds investments and obligations that could readily be carried on the books of Wendy’s and the functional currency of Wendy’s is the U.S. dollar. The functional currency of each of our subsidiaries and legal entities is the local currency in which each subsidiary operates, which is either the Canadian or U.S. dollar. The majority of our operations, restaurants and cash flows are based in Canada and we are primarily managed in Canadian dollars.
       The discussion below should be read in conjunction with our historical consolidated financial statements and the notes thereto for a full understanding of our financial position and results of operations.
Financial Definitions
Sales
       Primarily includes sales of products, supplies and restaurant equipment (except for initial equipment packages sold to franchisees as part of the establishment of their restaurant’s business—see “Franchise Fees”) that are shipped directly from our warehouses or by third party distributors to the restaurants, which we refer to as warehouse or distribution sales. Sales include canned coffee sales through the grocery channel. Sales also include sales from company-operated restaurants and sales from approximately 77 and 82 franchise restaurants on average in fiscal 2004 and 2005, respectively, that are consolidated in accordance with FIN 46R.
Rents and Royalties
       Includes franchisee royalties and rental revenues.
Franchise Fees
       Includes fees for various costs and expenses related to establishing a franchisee’s business and include the sales revenue from initial equipment packages.
Cost of Sales
       Includes costs associated with our distribution warehouses, including cost of goods, direct labour and depreciation as well as the cost of goods delivered by third party distributors to the restaurants and for canned coffee sold through grocery stores.
       Also includes food, paper and labour costs for company-operated restaurants and approximately 77 and 82 franchise restaurants on average in fiscal 2004 and 2005, respectively, that are consolidated in accordance with FIN 46R.
Operating Expenses
       Includes rent expense related to properties leased to franchisees and other property-related costs (including depreciation).
Franchise Fee Costs
       Includes costs of equipment sold to franchisees as part of the initiation of their restaurant business, as well as training and other costs necessary to ensure a successful restaurant opening.
General and Administrative Expenses
       Includes costs that cannot be directly related to generating revenue, including expenses associated with our corporate and administrative functions and allocation of expenses related to corporate functions and services historically provided to us by Wendy’s and depreciation of office equipment, information technology systems and head office real estate.
Equity Income
       Includes income from equity investments in joint ventures and other minority investments over which we exercise significant influence. Equity income from these investments is considered to be an integrated part of our business operations and is therefore included in operating income. Income amounts are shown as reductions to total costs and expenses.
Goodwill and Asset Impairment
       Represents non-cash charges relating to the impairment of goodwill and other long-lived assets.
Other Income and Expense
       Includes expenses (income) that are not directly derived from our primary businesses. Expenses include restaurant closures and other asset write-offs.

Comprehensive Income
       Represents the change in our net assets during the reporting period from transactions and other events and circumstances from non-owner sources. It includes net income and other comprehensive income such as foreign currency translation adjustments.
Results of Operations
Fiscal 2005 Compared to Fiscal 2004
       Below is a summary of comparative results of operations and a more detailed discussion of results for fiscal 2005 and 2004.
Results of Operations

	Fiscal 2005 Compared to 2004				2005 Change

		% of		% of
	2005	Revenues	2004	Revenues	$	%

	(in thousands, except where noted)
Revenues
Sales	$960,250	64.8%	$845,231	63.2%	$115,019	13.6%
Franchise revenues:
Rents and royalties	449,791	30.3%	414,096	30.9%	35,695	8.6%
Franchise fees	71,986	4.9%	78,939	5.9%	(6,953)	(8.8)%

	521,777	35.2%	493,035	36.8%	28,742	5.8%

Total revenues	1,482,027	100.0%	1,338,266	100.0%	143,761	10.7%

Costs and expenses
Cost of sales	834,165	56.3%	741,198	55.4%	92,967	12.5%
Operating expenses	165,257	11.2%	150,029	11.2%	15,228	10.2%
Franchise fee costs	69,212	4.7%	73,422	5.5%	(4,210)	(5.7)%
General and administrative expenses	108,962	7.4%	85,744	6.4%	23,218	27.1%
Equity income	(31,758)	(2.1)%	(32,548)	(2.4)%	790	(2.4)%
Goodwill and asset impairment	53,101	3.6%	—	0%	53,101	n/m
Other (income) expense	(6,959)	(0.5)%	1,116	0.1%	(8,075)	n/m

Total costs and expenses, net	1,191,980	80.4%	1,018,961	76.1%	173,019	17.0%

Operating income	290,047	19.6%	319,305	23.9%	(29,258)	(9.2)%

Interest expense	(4,046)	(0.3)%	(6,911)	(0.5)%	2,865	(41.5)%
Interest income	3,985	0.3%	2,802	0.2%	1,183	42.2%
Affiliated interest expense, net	(14,456)	(1.0)%	(9,410)	(0.7)%	(5,046)	53.6%

Income before income taxes	275,530	18.6%	305,786	22.8%	(30,256)	(9.9)%
Income taxes	84,439	5.7%	100,735	7.5%	(16,296)	(16.2)%

Net income	$191,091	12.9%	$205,051	15.3%	$(13,960)	(6.8)%

n/m — The comparison is not meaningful.

Revenues
Sales
       In fiscal 2005, sales were $960.3 million, an increase of $115.0 million, or 13.6%, over 2004. Warehouse sales increased $82.7 million, or 11.6%, driven by an $11.2 million increase due to the number of franchise restaurants open and a $38.2 million increase due to higher average same-store sales. The remaining increase in warehouse sales was primarily related to a $35.6 million increase in coffee sales as a result of a rise in the underlying cost of green (unroasted) coffee. Same-store sales growth has been positive for more than 10 years and this positive growth is expected to continue. In 2006, we expect average sales growth per standard restaurant to be between 4% and 5% in Canada and 6% to 7% in the U.S. We expect to open 140 to 150 new restaurants in Canada and 40 to 50 new restaurants in the U.S. and to close 15 to 25 restaurants in 2006, although future escalation of real estate and construction costs and other matters outside of our control, such as local zoning and licensing requirements, may slow this growth. See “Risk Factors—Risks Relating to Our Business and Industry.”
       Company-operated restaurant sales were $63.5 million and $65.2 million in fiscal 2004 and 2005, respectively. The $1.7 million increase, is due to $7.3 million relating to a full year of operations for the 42 restaurants acquired in New England in the second quarter of 2004, offset by a $2.2 million decrease due to the 53rd week in 2004 and a $3.1 million decrease due to the strengthening of the Canadian dollar relative to the U.S. dollar.
       The consolidation under FIN 46R of 77 and 82 franchise restaurants on average during fiscal 2004 and 2005 resulted in sales of $70.0 million and $100.5 million, respectively.
       U.S. sales are denominated in U.S. dollars and translated into Canadian dollars for reporting of our results. The strengthening of the Canadian dollar relative to the U.S. dollar during fiscal 2004 and 2005 reduced the value of reported sales by approximately 0.8% compared to the value that would have been reported had there been no exchange rate movement.
       Sales for fiscal 2005 reflected only 52 weeks compared with 53 weeks for 2004.
Franchise Revenues
       Rents and Royalties. Revenues from rents and royalties increased $35.7 million, or 8.6%, in fiscal 2005 over 2004. The consolidation of 82 restaurants on average during 2005 in accordance with FIN 46R reduced our rent and royalty income by $5.5 million over the same period last year. Our net growth in both rental income and royalty income is driven primarily by our Canadian Segment which reflects a $32.8 million increase due to an increase in the number of franchise restaurants open and an increase of $6.2 million due to the positive average same-store sales growth over this time period. These increases are partially offset by a $6.3 million decrease due to a 53rd week in fiscal 2004.
       Franchise Fees. Franchise fees during fiscal 2005 decreased $7.0 million, or 8.8%, from 2004, mainly due to a $2.3 million dollar decrease resulting from a shift in mix from standard to non-standard restaurants, and a $3.4 million decrease in franchise resales and renovations. Non-standard restaurants include kiosks and locations in gas stations, hospitals, universities and office buildings and typically have lower initial franchise fees.
       U.S. franchise revenues are denominated in U.S. dollars and translated into Canadian dollars for reporting of our results. The strengthening of the Canadian dollar relative to the U.S. dollar between fiscal 2004 and 2005 reduced the value of reported franchise revenues by approximately 0.6% compared to the value that would have been reported had there been no exchange rate movement.

       Revenues for fiscal 2005 reflected only 52 weeks compared with 53 weeks for 2004.
Total Costs and Expenses
Cost of Sales
       Cost of sales was $834.2 million in fiscal 2005, an increase of $93.0 million, or 12.5% compared to 2004. This increase was primarily driven by an increase in warehouse cost of sales of $70.0 million, or 11.3%, during the period of which $42.9 million resulted from an increase in warehouse sales due to increases in systemwide sales. In addition, warehouse cost of sales were also impacted by a $29.2 million increase in the cost of green coffee.
       Warehouse cost of sales expressed as a percentage of warehouse sales remained consistent at 87.4% in fiscal 2005 compared to 87.5% in 2004.
       Company-operated restaurant cost of sales, which includes food, paper, labour and occupancy costs, varies with the average number and mix of company-operated restaurants. These costs decreased by $1.0 million or 1.4% from $73.5 million in fiscal 2004 to $72.5 million in fiscal 2005.
      The consolidation of 77 and 82 franchise restaurants, on average, under FIN 46R during fiscal 2004 and 2005, respectively, resulted in cost of sales of $55.5 million and $79.2 million, respectively.
       The strengthening of the Canadian dollar relative to the U.S. dollar during fiscal 2005 over 2004 reduced the value of reported cost of sales by approximately 0.9%.
Operating Expenses
       Total operating expenses representing primarily rent expense and property costs increased by $15.2 million in fiscal 2005 as compared to 2004, representing an increase of 10.2%. Our Canadian operations contributed the majority of the change with an increase of $7.8 million in rent expense and other property costs during the period. The increase in the number of properties being leased and then subleased to franchisees contributed $1.6 million of the $7.8 million increase. Rent expense also increased $8.2 million due to higher percentage rents from certain properties resulting from increases in systemwide sales. These increases were partially offset by a $2.1 million decrease in expenses compared to fiscal 2004 due to a 53rd week in 2004. As at January 1, 2006 there were 2,029 properties owned or leased by us in Canada and then subleased to franchisees, compared to 1,920 such properties in 2004. Operating expenses will increase in the future as our number of restaurants grows and will be partially impacted by same-store sales increases for those properties where we pay percentage rent.
       Our U.S. operating expenses are denominated in U.S. dollars and translated to Canadian dollars for reporting of our consolidated results. The strengthening of the Canadian dollar relative to the U.S. dollar between fiscal 2004 and 2005 reduced the value of operating expenses by approximately 0.9% compared to the value that would have been reported had there been no exchange rate movement.
Franchise Fee Costs
       Franchise fee costs decreased $4.2 million, or 5.7%, from fiscal 2004, mainly due to a decrease of $2.9 million resulting from a shift in emphasis from standard to non-standard restaurants and a $2.4 million decrease from resales and renovations. Non-standard restaurants include kiosks and locations in gas stations, hospitals, universities and office buildings and typically have lower operating costs.
      Our U.S. franchise fee costs are denominated in U.S. dollars and translated to Canadian dollars for reporting our consolidated results. The strengthening of the Canadian dollar relative to the U.S. dollar between fiscal 2004 and 2005 reduced the value of franchise fee costs by approximately 1.1% compared to the value that would have been reported had there been no exchange rate movement.

General and Administrative Expenses
       General and administrative expenses are comprised of expenses associated with corporate and administrative functions that support current operations and provide the infrastructure to support future growth. This expense category also includes expense allocations from Wendy’s.
       General and administrative expenses increased $23.2 million from $85.7 million in 2004 to $109.0 million in 2005. The increase is attributable to costs associated with this offering of $4.4 million, compensation costs related to the issuance of Wendy’s restricted stock units to some of our employees of $2.5 million, compensation costs related to the accelerated vesting of Wendy’s stock options of $1.4 million and increased allocated costs from Wendy’s of $2.0 million. The remainder of the increase in general and administrative expenses relates to increased salaries and benefits, audit, legal, other professional fees and other costs related to building an infrastructure needed to be a stand alone public company. As a percentage of revenues, general and administrative expenses increased from 6.4% to 7.4%.
       Going forward, we expect that in addition to typical general and administrative expenses growth, which we expect to be in proportion to operational growth, we expect to incur additional costs as a public company, including legal, accounting, investor relations, information technology and other expenses that we did not incur as a wholly-owned subsidiary of Wendy’s. We expect these additional expenses will be between $3.0 million and $5.0 million annually. In addition, Wendy’s issued restricted stock units to some of our employees for the first time in the second quarter of 2005. We will issue restricted stock units to some of our employees beginning in fiscal 2006 and accordingly, we expect to incur approximately $4.0 million to $5.0 million of increased compensation expense in fiscal 2006 related to the full year impact of the issuance of those restricted stock units granted in 2005 and the anticipated grant in 2006 of restricted stock units. Restricted stock unit grants typically vest over a 30 month period.
Equity Income
       Equity income relates to income from equity investments in joint ventures and other minority investments over which we exercise significant influence. Our most significant equity investment is our 50-50 joint venture with IAWS. This joint venture commissioned the construction of the Maidstone Bakeries facility, which was substantially completed in 2002, and following the completion of our conversion to the Always Fresh baking system during the first quarter of 2004 this facility has been providing our system with par-baked donuts, Timbits and bread products. In fiscal 2005, equity income was $31.8 million, down $0.8 million from 2004.
Goodwill and Asset Impairments
       The Company tested goodwill for impairment and recorded impairment charges of $30.8 million in the fourth quarter of 2005. The impairment charge results in the elimination of the full balance of goodwill. In the fourth quarter of 2005, the company recorded fixed asset impairment pre-tax charges of $22.3 million related to two New England markets in the U.S. operating segment that were acquired in 2004. There were no equivalent charges in fiscal 2004.
Other Income and Expense
       Other income and expense includes amounts that are not directly derived from our primary businesses. This includes expenses related to restaurant closures, other asset write-offs, foreign exchange gains and losses and minority interest. In fiscal 2005, other income of $7.0 million related to a $6.7 million one-time mark-to-market gain on cross-border intercompany notes and a gain on sale of vacant land of $1.8 million, offset by a foreign exchange loss.
Interest Expense (Including Affiliated Interest Expense)
       Interest expense was $18.5 million in fiscal 2005 and $16.3 million in 2004. The increase of $2.2 million is primarily due to $5.0 million higher affiliated interest expense of which approximately

$6.2 million relates to a net increase in average indebtedness and approximately $1.1 million decrease relates to a change in foreign exchange rates, offset by higher capitalized interest relating to our new distribution centre in Guelph, Ontario.
       Interest expense will increase in fiscal 2006 compared to 2005 as a result of interest on the US$960 million note payable to Wendy’s which bears interest at 3% per annum. We intend to use the proceeds of this offering together with proceeds from our new credit facilities to repay this note. The new term debt arrangements will bear interest at Canadian prime or, we may elect to borrow by way of Banker’s Acceptances plus an applicable acceptance fee.
Interest Income
       Interest income was $4.0 million in fiscal 2005 and $2.8 million in 2004, primarily relating to changes in average cash balances.
Income Taxes
       The effective income tax rate in fiscal 2005 was 30.6%, compared to 32.9% in 2004. The change is primarily attributable to the favorable taxation of currency transactions and the change in geographical mix of pretax income, which was partially offset by non-deductible costs related to this offering. We expect the effective tax rate in fiscal 2006 to be approximately 34%. The expected change from fiscal 2005 to 2006 is attributable to the projected geographical mix of pretax income and the anticipated changed capital structure resulting from the refinancing of inter-company debt with third party borrowings.
       The determination of annual income tax expense takes into consideration amounts that may be needed to cover exposure for open tax years. The Canada Revenue Agency is currently conducting an examination of various Canadian subsidiaries of ours for the years 1998 through 2003. The Internal Revenue Service is currently conducting an examination of the Wendy’s federal income tax returns for the years 2001 through 2004. We do not expect any material impact on earnings to result from the resolution of matters related to open tax years; however, actual settlements may differ from amounts accrued.
Comprehensive Income
       In fiscal 2005, comprehensive income was $183.8 million compared to $178.9 million in 2004. The change in comprehensive income includes net income, which decreased $14.0 million from 2004, lower translation adjustment, net of tax, of $16.8 million and a $2.1 million higher unrealized gain on cash flow hedges, net of tax.

Fiscal 2004 Compared to Fiscal 2003
       Below is a summary of comparative results of operations and a more detailed discussion of results for fiscal 2003 and 2004.
Results of Operations

	Fiscal 2004 Compared to 2003				2004 Change

		% of		% of
	2004	Revenues	2003	Revenues	$	%

	(In thousands, except where noted)
Revenues
Sales	$845,231	63.2%	$727,508	62.1%	$117,723	16.2%
Franchise revenues:
Rents and royalties	414,096	30.9%	367,756	31.4%	46,340	12.6%
Franchise fees	78,939	5.9%	76,516	6.5%	2,423	3.2%

	493,035	36.8%	444,272	37.9%	48,763	11.0%

Total revenues	1,338,266	100.0%	1,171,780	100.0%	166,486	14.2%

Costs and expenses
Cost of sales	741,198	55.4%	636,311	54.3%	104,887	16.5%
Operating expenses	150,029	11.2%	131,224	11.2%	18,805	14.3%
Franchise fee costs	73,422	5.5%	71,090	6.1%	2,332	3.3%
General and administrative expenses	85,744	6.4%	80,394	6.9%	5,350	6.7%
Equity income	(32,548)	(2.4)%	(23,057)	(2.0)%	(9,491)	41.2%
Other (income) expense	1,116	0.1%	(3,079)	(0.3)%	4,195	n/m

Total costs and expenses, net	1,018,961	76.1%	892,883	76.2%	126,078	14.1%

Operating income	319,305	23.9%	278,897	23.8%	40,408	14.5%

Interest expense	(6,911)	(0.5)%	(7,022)	(0.6)%	111	(1.6)%
Interest income	2,802	0.2%	2,098	0.2%	704	33.6%
Affiliated interest expense, net	(9,410)	(0.7)%	(11,110)	(0.9)%	1,700	(15.3)%

Income before income taxes	305,786	22.8%	262,863	22.4%	42,923	16.3%
Income taxes	100,735	7.5%	106,601	9.1%	(5,866)	(5.5)%

Net income	$205,051	15.3%	$156,262	13.3%	$48,789	31.2%

n/m — The comparison is not meaningful.
Revenues
Sales
       Sales grew $117.7 million, or 16.2%, in fiscal 2004 over 2003. Warehouse sales increased $41.8 million, or 6.2%, in fiscal 2004 over 2003. In general, our warehouse sales growth is driven by increased demand for products due to increases in the number of restaurants and growth in our average same-store sales. In 2004, the impact of the increase in systemwide sales of $56.6 million was partially offset by the conversion to Always Fresh bakery products.
       The Always Fresh system conversion began during the third quarter of 2002 and was completed during the first quarter of 2004. Sales of dry ingredient mixes, which were previously distributed through our warehouses to system restaurants, declined as a result of the conversion to par-baked donut manufacturing. In part, this was offset by new sales of some frozen products delivered by third party distributors to the restaurants. The net impact of the Always Fresh system conversion resulted in a decline in warehouse sales of 2.7% or $17.7 million in fiscal 2004 over 2003. The Always Fresh conversion was completed in 2004 and will have minimal impact on warehouse sales in future years.

       Company-operated restaurant sales were $57.5 million and $63.5 million in 2003 and 2004, respectively. The $6.0 million increase relates primarily to a $13.4 million increase in our U.S. segment due to the acquisition of 42 restaurants in New England in the second quarter of 2004. This increase was offset by a $3.0 million decrease due to the strengthening of the Canadian dollar relative to the U.S. dollar and a $4.3 million decrease in our Canadian segment due to a decrease in the average number of company-operated restaurants from 33 to 29 in 2004 from 2003.
       In fiscal 2004, sales were also impacted by the consolidation of approximately 77 franchise restaurants on average in accordance with FIN 46R, which was adopted in the second quarter of 2004. The sales from restaurants consolidated under FIN 46R was $70.0 million in fiscal 2004. Although the impact of FIN 46R resulted in the increase or elimination of certain amounts for financial reporting, there was no net operating income impact to our financial statements.
       Sales from our U.S. operations are denominated in U.S. dollars and translated into Canadian dollars for reporting our results. In both 2004 and 2003, the strengthening of the Canadian dollar relative to the U.S. dollar reduced sales value by 0.8% and 1.0%, respectively.
       Sales for fiscal 2004 reflected 53 weeks compared with 52 weeks for fiscal 2003.
Franchise Revenues
       Rents and Royalties. Revenues from rents and royalties increased $46.3 million, or 12.6%, in fiscal 2004 over 2003. Although the consolidation of approximately 77 restaurants on average during fiscal 2004 in accordance with FIN 46R reduced our rent and royalty income by $13.6 million for that period, our net growth in both rental income and royalty income reflects an increase of $7.4 million due to the increase in the number of franchise restaurants open and $47.5 million due to the increase in systemwide sales in both Canada and the U.S. over fiscal 2003 to 2004. At the end of fiscal 2004, total restaurants leased to franchisees were 1,920 compared to 1,809 at the end of fiscal 2003.
       Franchise fees. Total franchise fees increased $2.4 million, or 3.2%, in fiscal 2004 over 2003 reflecting higher average fees from franchises sold due to higher restaurant equipment costs, which offset a decrease in the number of restaurants sold.
       Revenues from our U.S. operations are denominated in U.S. dollars and translated into Canadian dollars for reporting our results. In both fiscal 2004 and 2003 the strengthening of the Canadian dollar relative to the U.S. dollar reduced total franchise revenues by 0.6%.
       Revenues for fiscal 2004 reflected 53 weeks compared with 52 weeks for fiscal 2003.
Total Costs and Expenses
Cost of Sales
       Cost of sales increased $104.9 million, or 16.5%, in fiscal 2004 over 2003. Warehouse cost of sales increased $40.5 million, or 7.0%, in fiscal 2004 compared to $85.5 million, or 17.4%, in fiscal 2003. The increases in fiscal 2004 and 2003 are the result of additional sales to franchisees, $11.1 million due to the increased number of restaurants serviced, $38.2 million due to higher average sales per restaurant and $10.0 million for an additional week of operations in fiscal 2004 partially offset by the conversion to Always Fresh bakery products and the impact of adopting FIN 46R. Increases in systemwide sales translated to an increase in warehouse cost of sales, including coffee, other drinks, cups and lids and various other products. Systemwide sales are expected to increase annually due to increases in same-store sales growth and new restaurant openings.
       The conversion of restaurants to our Always Fresh baking system impacted warehouse cost of sales year over year. The Always Fresh system conversion began during the third quarter of 2002 and was completed during the first quarter of 2004. Cost of sales of dry ingredient mixes declined during the conversion period but in fiscal 2003 was offset by cost of sales for Always Fresh system equipment sold to franchisees. In both fiscal 2004 and 2003 the decline in cost of sales of dry ingredient mixes was partially offset by the cost of sales of frozen products shipped by third party distributors to restaurants. The net impact of the Always Fresh system conversion resulted in a decline in warehouse cost of sales of 1.7% or $8.7 million in fiscal 2004 over 2003. The Always Fresh conversion was completed in 2004 and will not have a significant impact on warehouse sales in future years.
       The financial impact of adopting FIN 46R in fiscal 2004 was to reduce warehouse cost of sales by $8.9 million for costs already reflected in company-operated restaurant cost of sales.
       Excluding the impact of restaurants required to be consolidated under FIN 46R, warehouse cost of sales expressed as a percentage of warehouse sales was 87.5% for fiscal 2004 and 86.5% for fiscal 2003. These percentages reflect a changing product mix during the reporting periods.
       Cost of sales also includes food, paper, labour and occupancy cost for company-operated restaurants and varies with the average number and mix of company-operated restaurants. Company-operated restaurant cost of sales increased by $65.1 million, or 101.8%, from fiscal 2003 to 2004. The consolidation of additional restaurants under FIN 46R contributed $55.5 million of the increase. The remaining increase in company-operated restaurant cost of sales between fiscal years primarily reflects the increase in company-operated restaurants we operate in the U.S., with an average of 54 company-operated restaurants in fiscal 2004 compared to 30 in fiscal 2003. The average number of company-operated restaurants in fiscal 2004 includes the impact of the 2004 acquisition of 42 restaurants in New England, resulting in a $20.9 million increase in cost of sales from 2003 to 2004. This increase is partially offset by a $3.9 million decrease due to the strengthening of the Canadian dollar relative to the U.S. dollar and a $5.6 million decrease in our Canadian segment due to a decrease in the average number of company-operated restaurants from 33 to 29 in 2004 from 2003. The number of company-operated restaurants in Canada is expected to remain fairly constant in future years, however, the number of company-operated restaurants in the U.S. is expected to vary due to new market penetration and refranchising of developing markets.
       The strengthening of the Canadian dollar relative to the U.S. dollar reduced the value of reported cost of sales by approximately 0.9% between fiscal 2003 and 2004.
Operating Expenses
       Operating expenses comprised of rent expense and property costs increased $18.8 million, or 14.3%, in fiscal 2004 over 2003. The increase in rent expense in fiscal 2004 over 2003 is due to $1.8 million from the growth in the number of properties being leased and then subleased to franchisees, $9.3 million due to higher percentage rent on certain properties resulting from the positive average same-store sales growth, and $2.3 million due to the inclusion of the 53rd week in 2004. The change was primarily related to our Canadian operations. There were 1,920 restaurants owned or leased by us in Canada and then subleased to franchisees at the end of fiscal 2004 versus 1,809 at the end of fiscal 2003.
       The strengthening of the Canadian dollar relative to the U.S. dollar reduced the value of reported operating expenses by approximately 0.8% between fiscal 2003 and 2004.
Franchise Fee Costs
       Franchise fee costs increased by $2.2 million, or 3.3% from fiscal 2003 to 2004. The increase in franchise sales expense from fiscal 2003 to 2004 is primarily due to the higher average equipment cost, resulting from the size and type of restaurant being sold, on all types of franchise sales, particularly traditional restaurants and resales. The higher average cost is consistent with the higher average franchise fees in fiscal 2004. This increase is offset by $0.8 million due to the negative impact of foreign exchange.

General and Administrative Expenses
       From fiscal 2003 to 2004, general and administrative expenses increased by approximately $5.4 million or 6.7%. As a percentage of revenue, this cost category decreased slightly from approximately 6.9% in fiscal 2003 to 6.4% in fiscal 2004. This change in percentage is partly because we recognized $2.4 million (or 0.2% of revenues) of higher performance-based bonuses related to the successful completion of the Always Fresh system conversion in 2003, and also reflects the fact that revenues grew at a higher rate (14.2%) than general and administrative costs (6.7%).
Equity Income
       Equity income relates to income from equity investments in joint ventures and other minority investments over which we exercise significant influence. In fiscal 2003 and 2004 equity income increased by $18.0 million and $9.5 million, respectively, over the prior period due to improvements in both of our two main equity investments.
       Our most significant equity investment is our 50-50 joint venture with IAWS. This joint venture commissioned the construction of the Maidstone Bakeries facility, which was substantially completed in 2002. Following the completion of our conversion to the Always Fresh baking system during the first quarter of 2004 this facility has been providing par-baked donuts, Timbits and bread products to our system. Almost 80% of the improvement in equity income from fiscal 2003 to 2004 was attributed to this investment. Future income growth from the existing product lines will be primarily based on systemwide sales growth.
       A second significant equity investment is our 50-50 partnership with Wendy’s Restaurants of Canada, which relates to the operation of combination restaurants throughout Canada. The income generated from this investment remained at a relatively constant percentage of our total revenues during fiscal 2003 and 2004.
Other Income and Expense
       Our adoption in fiscal 2004 of FIN 46R resulted in the consolidation of certain franchise restaurants and the recognition of $1.4 million in minority interest expense related to these restaurants. This expense was largely offset by favourable currency adjustments resulting in an unrealized foreign exchange gain of approximately $1.4 million associated with the translation of U.S. denominated intercompany debt with Wendy’s.
       Our fiscal 2003 other income of $3.1 million included foreign exchange gains of $3.8 million, less a loss on disposal of fixed assets of approximately $1.5 million relating to the sale of certain real estate properties.
Interest Expense (Including Affiliated Interest Expense)
       Interest expense was $16.3 million in fiscal 2004 and $18.1 million in fiscal 2003. The change year over year primarily relates to a decrease in affiliated interest expense of $1.7 million in fiscal 2004. Of these decreases, approximately $0.8 million in fiscal 2004 relates to lower average indebtedness during the year and approximately $0.9 million in fiscal 2004 relates to changes in foreign exchange rates.
Interest Income
       Interest income was $2.8 million in fiscal 2004 and $2.1 million in fiscal 2003. Changes primarily relate to changes in average cash balances throughout the years.

Income Taxes
       Our effective income tax rate for fiscal 2004 was 32.9%, compared to 40.6% for fiscal 2003. The rate was lower in 2004 as a result of the reduction in Canadian tax rates and a non-recurring increase in the valuation allowance for deferred taxes associated with foreign tax credits that occurred in fiscal 2003.
Comprehensive Income
       Comprehensive income in fiscal 2004 was $178.9 million compared to $131.0 million in fiscal 2003. The net income increase from 2003 to fiscal 2004 was $48.8 million. Components of comprehensive income include net income, translation adjustment, net of tax of $25.9 million and an unrealized loss on cash flow hedges of $0.3 million, net of tax. There was strengthening in the Canadian dollar in fiscal 2004 compared to fiscal 2003.
Liquidity and Capital Resources
Overview
       Our primary source of liquidity has historically been cash provided by our Canadian operating activities, which has been used to fund continued growth in restaurants, other capital expenditures, acquisitions and investments. Though we initially received significant financing from Wendy’s in the years following our merger in 1995, we have self-funded our operations and capital expenditures during the last four years. Historically, our Canadian operations have managed their own cash on a centralized basis and independent of Wendy’s. Our U.S. operations’ cash was managed by Wendy’s. U.S. cash receipts were transferred to Wendy’s on a regular basis and Wendy’s provided funds to cover the disbursements. To the extent receipts were less than disbursements, the U.S. operations obtained borrowings from Wendy’s. In the third quarter of 2005, we distributed a note denominated in U.S. dollars to Wendy’s in the principal amount of US$960 million ($1.1 billion). This note is due within 30 days of a demand for payment by Wendy’s and bears interest at an annual rate of 3.0%. On February 3, 2006, we received a demand from Wendy’s for payment of all outstanding accrued interest on the note as of March 7, 2006. We intend to pay Wendy’s approximately US$12.7 million of accrued interest and pre-pay approximately US$427.4 million of principal in early March 2006 with proceeds from the $300.0 million term loan component of our senior bank facility and our $200.0 million bridge loan facility. We intend to use a portion of the net proceeds from this offering to repay the remaining indebtedness, including accrued interest, outstanding under that note.
       In the fourth quarter of 2005, intercompany notes and trade balances between us and Wendy’s in the net amount of $52.9 million were settled with the net amount resulting in a dividend in kind of $52.9 million to Wendy’s.
       Our primary liquidity and capital requirements are for new store construction and general corporate needs. Historically, our working capital needs have not been significant because of our focused management of accounts receivable and inventory. We believe we will have sufficient cash flows from operations to fund our working capital requirements. In each of the last four fiscal years operating cash flows have fully funded our capital expenditure requirements for new restaurant development, remodeling, maintenance, technology initiatives and other capital needs. We anticipate that new restaurant development will continue in the range of 180 to 200 stores annually (for example, in fiscal 2006 we expect to open 140 to 150 new restaurants in Canada and 40 to 50 new restaurants in the U.S.); however, future escalations of real estate and/or construction costs could slow this growth. We believe that we will continue to generate adequate operating cash flows to fund both our capital expenditures and expected debt service requirements both over the next 12 months and in the long term.
       If additional funds are needed for strategic initiatives or other corporate purposes, we believe we could borrow additional funds while maintaining a strong capital structure. Our ability to issue additional equity is constrained because our issuance of additional shares may cause the spin-off to be taxable, and under the tax sharing agreement we would be required to indemnify Wendy’s against the tax.
       We are committed to a strong capital structure and financial profile. In connection with our separation from Wendy’s, we and Wendy’s determined the amount of debt that we would incur to be $500.0 million, consisting of the $300.0 million term loan component of our senior bank facility and the $200.0 million bridge loan facility, after considering our ability to service the debt, our leasing arrangements, our ability to finance current and future growth initiatives and the capital structure of comparable companies. Our senior bank facility will also include two revolving credit facilities; a $200.0 million Canadian revolving credit facility and a US$100.0 million U.S. revolving credit facility. We intend to repay our bridge loan facility and replace it with longer term financing as needed. For so long as Wendy’s is required to consolidate our results of operations and financial position, the master separation agreement provides that we may not incur any additional indebtedness (other than under our senior bank facility or refinancing our bridge loan facility) if the incurrence of indebtedness either (i) will cause Wendy’s to be in breach or default under any contract or agreement, (ii) is reasonably likely, in Wendy’s reasonable opinion, to adversely impact Wendy’s credit rating or (iii) involves more than US$10.0 million.
       Total borrowings, as well as cash and cash equivalents, as presented in our historical consolidated financial statements are not representative of the debt or cash and cash equivalents that we will have following our separation from Wendy’s. Historically, Wendy’s has centrally managed its capital structure in order to optimize its costs of funding and financial flexibility at the corporate level. Consequently, the debt being carried in our historical financial statements does not necessarily reflect our debt capacity and financing requirements. See “Unaudited Pro Forma Consolidated Financial Information.”
Credit Facilities
       As of January 1, 2006, we had a $25.0 million revolving credit facility that was guaranteed by Wendy’s and undrawn except for approximately $5.0 million that is committed to support standby letters of credit.
      We, along with one of our principal subsidiaries, will enter into credit facility agreements (referred to herein as our “credit facilities”), which will be guaranteed by us or drawn by us and certain of our other subsidiaries and which will be filed as exhibits to the registration statement of which this prospectus is a part. Our credit facilities will consist of the following:

•	A 5-year senior bank facility (referred to herein as the “senior bank facility”) that consists of:

•	a $300.0 million term loan facility;

•	a $200.0 million Canadian revolving credit facility; and

•	a US$100.0 million U.S. revolving credit facility; and

•	A $200.0 million 14-month bridge loan facility (referred to herein as the “bridge loan facility”).
      The $200.0 million Canadian revolving credit facility will include an overdraft facility of $15.0 million. We will borrow the entire $300.0 million principal amount of the term loan component of the senior bank facility as a single advance at the February 2006 closing of the senior bank facility, and will apply the net proceeds toward the US$960.0 million note payable by us to Wendy’s. The revolving credit facility components of the senior bank facility may be borrowed and repaid on a revolving basis over the life of that facility. These borrowings may be made under different floating rate loan indices as selected by us and will include, where applicable, an interest rate increment determined by our “applicable leverage ratio,” as defined in the agreement governing the senior bank facility or, if applicable, the rating level of our long-term debt. The senior bank facility will mature in 2011.
      We will borrow the entire $200.0 million principal amount of the bridge loan facility as a single advance at the February 2006 closing of the bridge loan facility, and apply the net proceeds toward the US$960.0 million note payable by us to Wendy’s. We must repay all borrowings under the bridge loan facility by April 28, 2007, or earlier if we or any of our subsidiaries (i) incur bank indebtedness other than under our credit facilities or (ii) sell or issue any debt securities. We intend to repay our bridge loan facility and replace it with longer term financing as needed.
      The credit facilities will contain certain covenants that will limit the ability of us and certain of our subsidiaries to, among other things: incur additional indebtedness; create liens; merge with other entities; sell assets; make restricted payments; make certain investments, loans, advances, guarantees or acquisitions; change the nature of our business; enter into transactions with affiliates; and restrict dividends or enter into certain restrictive agreements. The credit facilities will also require compliance with a maximum debt coverage ratio and a fixed charge coverage ratio.
      Events of default under the credit facilities will include, among other things: a default in the payment of the obligations under the credit facilities; a breach of any representation, warranty or covenant by us or certain of our subsidiaries under the credit facilities; certain events of bankruptcy, insolvency or liquidation involving us or certain of our subsidiaries; any payment default or acceleration of indebtedness of us or certain of our subsidiaries if the total amount of such indebtedness unpaid or accelerated exceeds $25.0 million; and a change of control.
      We will use the borrowings under the revolving portions, if drawn, of the senior bank facility for general corporate purposes, including potential acquisitions.
       In September 2005 we distributed, as a dividend on our common stock, a promissory note to Wendy’s in the principal amount of US$960.0 million ($1.1 billion). We issued the US$960.0 million note to Wendy’s in order to introduce additional leverage in our capital structure and to provide Wendy’s with a return on its investment in us prior to this offering through a distribution of current and accumulated earnings and profits. The note is payable within 30 days of demand and bears an interest rate of 3.0% per annum. We intend to use the net proceeds from this offering and our credit facilities to repay our obligations under this note. We have hedged most of the U.S. dollar foreign currency risk to align with the expected repayment. On February 3, 2006, we received a demand from Wendy’s for payment of all outstanding accrued interest on the note as of March 7, 2006. We intend to pay Wendy’s approximately US$12.7 million of accrued interest and pre-pay approximately US$427.4 million of principal in early March 2006 with proceeds from the $300.0 million term loan component of our senior bank facility and our $200.0 million bridge loan facility.
      In connection with the credit facilities, Wendy’s will enter into a subordination agreement. Under the terms of the subordination agreement, Wendy’s may not accept or demand any payment on the US$960.0 million note until 31 days after we repay a portion of that note with the proceeds from the $300.0 million Canadian term loan facility and the $200.0 million bridge loan facility.
Comparative Cash Flows
       Operating Activities. Net cash provided from operating activities was $378.0 million in fiscal 2005 as compared to $400.6 million in 2004. Operating cash flows in fiscal 2005 declined by $22.6 million due primarily to timing differences in working capital relating to payments of accounts payable and accrued expenses and lower net cash inflows relating to amounts due from and to Wendy’s. In addition, interest and tax payments in fiscal 2005 were higher than in the prior year. Partially offsetting these operating cash flow declines, net income, net of amortization and depreciation expense and goodwill and asset impairment, was higher in fiscal 2005 compared to 2004.

       Net operating cash flows in fiscal 2003 were $253.4 million lower than fiscal 2004. Compared to fiscal 2003, fiscal 2004 cash flows benefited from higher net income, net of amortization and depreciation expense, increases in accounts payable and accrued expenses relating primarily to the timing of vendor payments and also benefited from lower interest payments. In addition, in fiscal 2004 we received more than $120.0 million in additional amounts from Wendy’s. See “— Financing Activities” below for a description of the cash flows between us and Wendy’s.
       Investing Activities. Net cash used in investing activities in fiscal 2004 was $357.0 million as compared to $244.7 million for fiscal 2005. Net cash used in investing activities was $108.0 million in 2003. Capital expenditures is typically the largest ongoing component of our investing activities and includes expenditures for new restaurants, improvements to existing restaurants and other capital expenditures. A summary of capital expenditures for fiscal 2003, 2004 and 2005 is as follows:

	Fiscal Years

Capital expenditures	2003	2004	2005

	(in millions)
New restaurants	$89.1	$132.5	$128.8
Store improvements	29.9	25.7	27.4
Guelph Distribution Centre	—	15.4	46.6
Other capital needs	12.9	24.2	15.8

Total capital expenditures	$131.9	$197.8	$218.6

       Fiscal 2005 capital expenditures were $218.6 million for new restaurant development, remodeling, maintenance, the substantial completion of the Guelph, Ontario Distribution Centre, technology initiatives and other capital needs. Capital spending in fiscal 2005 was higher than the last several years due primarily to our new distribution and warehousing facility substantially completed in 2005 to better serve our distribution needs. The expected investment in the new facility is in excess of $70.0 million, of which approximately 67% was spent in fiscal 2005 and 22.0% was spent in fiscal 2004 with the remaining 11% to be spent in 2006. We anticipate new restaurant development will continue in the range of 180 to 200 stores annually (for example, in fiscal 2006 we expect to open 140 to 150 new restaurants in Canada and 40 to 50 new restaurants in the U.S. and to close 15 to 25 restaurants); however, future escalations of real estate and/or construction costs could slow this growth. We expect fiscal 2006 capital expenditures to be between $185.0 million and $210.0 million for new restaurant development, remodeling, maintenance, technology initiatives and other capital needs. We anticipate future capital needs related to our normal business activities will be funded through ongoing operations. In fiscal 2005 and 2004, new restaurant capital expenditures were $79.1 million and $68.9 million in Canada, respectively and $49.7 million and $63.6 million in the U.S., respectively.
       Other significant items impacting our investing cash flows included net short-term loans made to Wendy’s of $129.5 million in 2004 compared to net repayments of $21.9 million in 2005, the $60.9 million acquisition of 42 restaurants in New England in 2004 compared to no restaurant acquisitions made in 2005 and the 2004 maturity of short-term investments of $31.9 million compared to no similar investment maturities in 2005.
       The $249.0 million increase in investing cash used in fiscal 2004 compared to 2003 was primarily driven by a $197.6 million net increase in cash outflows for loans made to Wendy’s. Other significant differences included short-term investments of $31.9 million made in fiscal 2003 which matured in 2004 and $60.9 million used for the 2004 acquisition of 42 restaurants in New England. As in prior years, we may invest in new business opportunities and expand our joint venture with IAWS. We will also evaluate other opportunities as they arise.
       Financing Activities. Financing activities provided cash of $0.5 million in fiscal 2004 and used cash of $78.4 million in 2005. In fiscal 2005 long-term borrowing repayments to Wendy’s were $77.4 million. Financing activities used cash of $39.4 million in fiscal 2003. The primary differences impacting the comparability of financing activities between years are net cash flows related to debt between us and Wendy’s.
       Since 1995 we have been a wholly-owned subsidiary of Wendy’s. Accordingly, we did not seek significant external financing as we received funding in various forms from Wendy’s. Wendy’s primarily uses a worldwide centralized approach to cash management and the financing of operations. Types of transactions between us and Wendy’s include (1) transfers of cash from our U.S. operations to Wendy’s bank account on a regular basis, (2) net cash borrowings from Wendy’s used to fund operations, capital expenditures and acquisitions, and for other purposes, (3) payment of related party dividends and interest to Wendy’s on a regular basis and (4) allocations of corporate expenses.
       After completion of this offering, we will neither transfer cash from operations to Wendy’s bank accounts nor borrow money for operations from Wendy’s, other than as provided in the shared services agreement. So long as Wendy’s owns common stock in us, we will pay dividends to Wendy’s to the extent we pay dividends to all common stockholders. Corporate expenses will be allocated between us and Wendy’s, and we and Wendy’s will settle outstanding balances relating to such allocations, as provided in the shared services agreement.
Contractual Obligations
       Our significant contractual obligations and commitments as of January 1, 2006 are shown in the following table. Purchase obligations primarily include commitments for advertising expenditures and purchases for certain food-related ingredients. These contractual obligations for long-term debt reflect our historical debt level, which is not representative of the debt repayments that will actually be due under our capital structure at the completion of this offering.

	Payments Due by Period

	Less than			After
Contractual Obligations	1 Year	1-3 Years	3-5 Years	5 Years	Total

	(In thousands)
Long-term debt, including current maturities(1)	$283	$465	$721	$16,876	$18,345
Note payable to Wendy’s, including current maturities(2)	1,116,288	—	—	—	1,116,288
Capital leases	9,097	16,857	12,751	49,813	88,518
Operating leases	52,406	94,452	86,006	326,023	558,887
Purchase obligations	155,055	7,464	389	200	163,108

Total contractual obligations	$1,333,129	$119,238	$99,867	$392,912	$1,945,146

(1)	In February 2006 we will incur debt in the principal amount of $500.0 million, consisting of the $300.0 million term loan component of our senior bank facility and our $200.0 million bridge loan facility. Our senior bank facility also includes two revolving credit facilities: a $200.0 million Canadian revolving credit facility and a US$100.0 million U.S. revolving credit facility. See “— Credit Facilities.”

(2)	In the third quarter of 2005, we distributed a note payable by us to Wendy’s in the principal amount of $1.1 billion (note denominated in a principal amount of US$960 million). This note is due within 30 days of a demand for payment by Wendy’s. It bears interest at an annual rate of 3.0% per annum. We intend to use the proceeds of this offering together with proceeds from our credit facilities to repay debt owed to Wendy’s. On February 3, 2006, we received a demand from Wendy’s for payment of all outstanding accrued interest on the note as of March 7, 2006. We intend to pay Wendy’s approximately US$12.7 million of accrued interest and pre-pay approximately US$427.4 million of principal in early March 2006 with proceeds from the

$300.0 million term loan component of our senior bank facility and our $200.0 million bridge loan facility.

As of
Other Commercial Commitments	January 1, 2006

(In thousands)
Franchisee lease and loan guarantees	$972
Letters of credit	4,986

Total other commercial commitments	$5,958

       As of January 1, 2006, we have guaranteed certain leases and debt payments of franchisees amounting to $1.0 million. In the event of default by a franchisee, we generally retain the right to acquire possession of the related restaurants. We are also the guarantor on $5.0 million in letters of credit with various parties; however, we do not expect any material loss to result from these instruments because we do not believe performance will be required. Effective January 1, 2003, we adopted FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” In accordance with FIN 45 and based on available information, we have accrued for certain guarantees and indemnities as of January 1, 2006 in amounts which, in total, are not material.
       Certain of our U.S. employees participate in two Wendy’s-sponsored U.S. domestic defined benefit pension plans. Wendy’s manages those plans on a consolidated basis and makes contributions to those plans in amounts sufficient, on an actuarial basis, to fund, at a minimum, its portion of the plans’ normal cost on a current basis, and to fund its portion of the actuarial liability for past service costs in accordance with Department of Treasury Regulations. Obligations to persons who are participants as of the date of this prospectus will remain the responsibility of Wendy’s. See “Agreements Between Wendy’s and Us.” We do not intend to adopt a new U.S. defined benefit pension plan. Based on a headcount allocation approach, our pro rata expense related to the Wendy’s plans was not significant.
       At January 1, 2006, our reserves for doubtful receivables and possible losses on notes receivable totalled $2.0 million. These reserves are included in accounts receivable.
       In addition, as of January 1, 2006 we were obligated to Wendy’s on a promissory note in the principal amount of note denominated in a U.S. dollar principal amount of US$960.0 million ($1.1 billion). The note is payable within 30 days of demand. It bears an interest rate of 3.0% per annum. We intend to use the net proceeds from this offering and our credit facilities to repay our obligations under this note. We have hedged most of the U.S. dollar foreign currency risk to align with the expected repayment. On February 3, 2006, we received a demand from Wendy’s for payment of all outstanding accrued interest on the note as of March 7, 2006. We intend to pay Wendy’s approximately US$12.7 million of accrued interest and pre-pay approximately US$427.4 million of principal in early March 2006 with proceeds from the $300.0 million term loan component of our senior bank facility and our $200.0 million bridge loan facility.
Off-Balance Sheet Arrangements
       We do not have “off-balance sheet” arrangements as of January 1, 2006 and January 2, 2005 as that term is described by the SEC.
Quantitative and Qualitative Disclosures about Market Risk
Inflation
       Financial statements determined on a historical cost basis may not accurately reflect all the effects of changing prices on an enterprise. Several factors tend to reduce the impact of inflation for our business. Inventories approximate current market prices, there is some ability to adjust prices and liabilities are repaid with dollars of reduced purchasing power.
Foreign Exchange Risk
       Our exposure to foreign exchange risk is primarily related to fluctuations in the Canadian dollar relative to the U.S. dollar. The impact of foreign exchange rates on our income statement has predominantly been related to our U.S. operations. In addition to the foreign currency exposure from ongoing operations, we have identified exposure to Canadian dollar exchange rates related to certain intercompany cross-border notes.
       We seek to manage significant cash flows and income statement exposures related to exchange rate changes between these two currencies. We may use derivative products to reduce the risk of a significant impact on our cash flows or income. Historically, forward currency contracts have been entered into as cash flow hedges to reduce risks related to imports paid for by the Canadian operations in U.S. dollars. Forward currency contracts that are cash flow hedges have also historically been entered into for certain Canadian dollar intercompany payments ultimately transferred to U.S. entities as part of Wendy’s centralized approach to cash management. In addition, we may also hedge Wendy’s investment in its Canadian subsidiaries. We do not hedge foreign currency exposure in a manner that would entirely eliminate the effect of changes in foreign currency exchange rates on net income and cash flows. We have a policy forbidding trading or speculating in foreign currency.
       In connection with the completion of this offering, certain intercompany notes are now expected to be repaid and, accordingly, were marked-to-market in fiscal 2005. Previously, the translation of these intercompany notes was recorded as a component of comprehensive income, rather than in income, in accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation. To manage this additional exposure, we entered into forward currency contracts to sell $500.0 million and buy US$427.4 million. Under Statement of Financial Accounting Standards (“SFAS”) No. 133, these forward currency contracts are designated as highly effective cash flow hedges. In accordance with SFAS No. 133, we defer unrealized gains and losses arising from these contracts until the impact of the related transactions occur. The fair value unrealized losses on these contracts as of January 1, 2006 was $2.3 million, net of taxes of $1.4 million. In the third quarter of 2005, $3.2 million, net of taxes of $1.9 million was recorded as a net transaction gain related to the intercompany notes prior to entering into the forward currency contracts.
       Also, in the fourth quarter of 2005 we entered into forward currency contracts to sell $578.0 million and buy US$490.5 million in order to hedge certain net investment positions in Canadian subsidiaries. The fair value unrealized loss on these contracts as of January 1, 2006 was $5.8 million, net of taxes of $3.6 million. Under SFAS No. 133, these forward currency contracts are designated as highly effective hedges and changes in the fair value of these instruments will be immediately recognized in other comprehensive income, to offset the change in the value of the net investment being hedged.
       The ongoing operational exposure to U.S. dollar exchange rates on our cash flows primarily includes purchases paid for by Canadian operations in U.S. dollars and payments from our Canadian operations to our U.S. operations and to Wendy’s. Net cash flows between the Canadian and U.S. dollar currencies were in excess of $150.0 million and $100.0 million for fiscal 2005 and 2004, respectively. Forward currency contracts to sell Canadian dollars and buy $22.4 million and US$38.8 million were outstanding as of January 1, 2006 and January 2, 2005, respectively, to hedge purchases from third parties and intercompany payments. The contracts outstanding at January 1, 2006 and January 2, 2005 mature or matured at various dates through April 2006 and June 2005. The fair value unrealized losses on these forward contracts was $0.7 million as of January 1, 2006 and $6.0 million as of January 2, 2005.

       Wendy’s has historically managed certain of our hedging arrangements. After the completion of this offering, we will manage all hedging arrangements. We intend to manage our cash flows and balance sheet exposure to changes in the value of foreign currencies. We may use derivative products to reduce the risk of a significant negative impact on our U.S. dollar cash flows or income. We do not hedge foreign currency exposure in a manner that would entirely eliminate the effect of changes in foreign currency exchange rates on net income and cash flows. We have a policy forbidding trading or speculating in foreign currency. By their nature, derivative financial instruments involve risk including the credit risk of non-performance by counterparties, and our maximum potential loss may exceed the amount recognized in our balance sheet. To minimize this risk, we limit the notional amount per counterparty to a maximum of $100.0 million except in special circumstances for which board approval is obtained.
       Changes in the fair value of the cash flow hedges and net investment hedges due to changes in U.S. and Canadian dollar exchange rates are offset by the underlying transaction or translation with little or no impact to our net income. Gains and losses related to hedges of intercompany payments are recognized currently in earnings to offset the earnings impact of changes in the value of the hedged intercompany assets or liability when the intercompany asset or liability is marked to market.
       At the current level of annual operating income generated from our U.S. operations, if the U.S. currency rate changes by $0.05, or 4.0%, compared to the average 2005 year exchange rate for an entire year, the annual impact on our net income would be immaterial.
Interest Rate Risk
       Historically, we have had insignificant external borrowings. We will become exposed to interest rate risk impacting our net borrowing costs because our new borrowings of $500.0 million bear a floating rate of interest. We will seek to manage our exposure to interest rate risk and to lower our net borrowing costs by managing the mix of fixed and floating rate instruments based on capital markets and business conditions. Accordingly, we will enter into an interest rate swap for $100.0 million of our $300.0 million term loan facility to convert a portion of the variable rate debt from floating rate to fixed rate. We will not enter into speculative swaps or other speculative financial contracts.
Commodity Risk
       We purchase certain products in the normal course of business, the prices of which are affected by commodity prices. Therefore, we are exposed to some price volatility related to weather and various other market conditions outside of our control. However, we do employ various purchasing and pricing contract techniques in an effort to minimize volatility. Generally these techniques include setting fixed prices with suppliers, setting in advance the price for products, such as green coffee, to be delivered in the future and unit pricing based on an average of commodity prices over the corresponding period of time. We do not generally make use of financial instruments to hedge commodity prices, partly because of these contract pricing techniques. While price volatility can occur, which would impact profit margins, we have the ability to increase selling prices to offset a rise in commodity prices.
Concentration of Credit Risk
       We have cash in various Canadian bank accounts above amounts guaranteed by the Canada Deposit Insurance Corporation (“CDIC”). The amount in Canadian banks above CDIC limits was approximately $128.4 million and $129.5 million as of January 1, 2006 and January 2, 2005, respectively. We utilize only high-grade banks in Canada for accounts that might exceed CDIC limits. We also have cash balances in various U.S. bank accounts above the Federal Deposit Insurance Corporation (“FDIC”) guarantee limits. We subscribe to a bank rating system and only utilize high-

grade banks for accounts that might exceed these limits. The amount in U.S. banks above FDIC limits was approximately US$9.9 million as of January 1, 2006 and was not material as of January 2, 2005.
The Application of Critical Accounting Policies
       We describe our significant accounting policies, including our critical accounting policies, in Note 1 of our audited historical consolidated financial statements. Critical accounting policies are those that we believe are both significant and may require us to make difficult, subjective or complex judgments, often because we need to estimate the effect of inherently uncertain matters. The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires us to make assumptions and estimates that can have a material impact on the results of our operations. The earnings reporting process is covered by our system of internal controls, and generally does not require significant estimates and judgments. However, estimates and judgments are inherent in the calculations of royalty and other franchise-related revenue collections, legal obligations, income taxes, various other commitments and contingencies, valuations used when assessing potential impairment of goodwill, other intangibles and other long lived assets and the estimation of the useful lives of fixed assets and other long-lived assets. While we apply our judgment based on historical experience, current economic and industry conditions and various assumptions believed to be reasonable under the circumstances, actual results could vary from these assumptions. Materially different amounts may be reported using different assumptions.
Revenue Recognition
       Revenue at company-operated restaurants is recognized as customers pay for products at the time of sale. We operate warehouses in Canada to distribute coffee and other dry goods to an extensive franchise system. Revenues from these sales are recorded when the product is delivered to the franchisee.
       Rents and royalties are recognized in the month earned at estimated realizable amounts, and fee revenues are recognized when the related services have been performed and when the related franchise restaurant is opened.
       We provide for estimated losses for revenues that are not likely to be collected. Although we generally enjoy a good relationship with our franchisees, and collection rates are currently high, if average sales or the financial health of our franchisees were to deteriorate, we might have to increase reserves against collection of franchise revenues.
Income Taxes
       We have accounted for, and currently account for, income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. We record both Canadian and U.S. income tax liabilities utilizing known obligations and estimates of potential obligations. A deferred tax asset or liability is recognized whenever there are future tax effects from existing temporary differences and operating loss and tax credit carryforwards. When considered necessary, we record a valuation allowance to reduce deferred tax assets to the balance that is more likely than not to be realized. Management must make estimates and judgments on future taxable income, considering feasible tax planning strategies and taking into account existing facts and circumstances, to determine the proper valuation allowance. When we determine that deferred tax assets could be realized in greater or lesser amounts than recorded, the asset balance and income statement reflect the change in the period such determination is made. Due to changes in facts and circumstances and the estimates and judgments that are involved in determining the proper valuation allowance, differences between actual future events and prior estimates and judgments could result in adjustments to this valuation allowance. We use an estimate of our annual effective tax rate at each interim period based on the facts and circumstances available at that time while the actual effective tax rate is calculated at year-

end. As a subsidiary of Wendy’s, we are not a separate taxable entity for U.S. federal and certain state income tax purposes. Consequently, Wendy’s includes our results of operations in its combined U.S. federal and state income tax returns. Our U.S. tax provision is computed on a separate return basis.
Property and Equipment, and Leasehold Improvements
       Depreciation and amortization are recognized using the straight-line method in amounts adequate to amortize costs over the following estimated useful lives: buildings and leasehold improvements and property under capital leases, the lesser of the useful life of the asset (up to 40 years) or the lease term, as that term is defined in SFAS No. 13, “Accounting for Leases,” as amended; restaurant equipment, up to 15 years; other equipment, up to 10 years. We estimate useful lives on buildings and equipment based on historical data and industry trends. We capitalize certain internally developed software costs that are amortized over a period of up to 10 years. We monitor our capitalization and amortization policies to ensure they remain appropriate. Intangibles separate from goodwill are amortized on a straight-line basis over periods of up to 12 years. Lives may be related to legal or contractual lives or must be estimated by management based on specific circumstances.
Impairment of Long-Lived Assets
       Long-lived assets are grouped into operating markets and tested for impairment whenever an event occurs that indicates that impairment may exist. We test for impairment using the cash flows of the operating markets. A significant deterioration in the cash flows of an operating market or other circumstances may trigger impairment testing. If impairment is indicated, the fair value of the fixed assets is estimated using the discounted cash flows of the market or third party appraisals. The interest rate used in preparing discounted cash flows is management’s estimate of the weighted average cost of capital. Long-lived assets were tested for impairment as of year-end 2005. The Company concluded that the fixed assets related to two New England markets were impaired and recorded a $22.3 million impairment charge.
Goodwill
       Goodwill resulted primarily from our acquisition of 42 restaurants in New England in 2004. Goodwill is not subject to amortization. We test goodwill for impairment annually in the fourth quarter (or in interim periods if events or changes in circumstances indicate that its carrying amount may not be recoverable) by comparing the fair value of each reporting unit, as measured by discounted cash flows and market multiples based on earnings, to the carrying value, to determine if there is an indication that a potential impairment may exist. Our reporting units are Canada and the U.S. Each constitutes a business and has discrete financial information available that is regularly reviewed by management. One of the most significant assumptions is the projection of future sales. We review our assumptions each time goodwill is tested for impairment and make appropriate adjustments, if any, based on facts and circumstances available at that time. We tested for goodwill impairment as of year-end 2005, and concluded that goodwill related to the U.S. reporting unit was impaired. The Company recorded an impairment charge of $30.8 million for the full value of the goodwill.
Reserves Contingencies for Litigation and Other Matters
       In the normal course of business, we must make continuing estimates of potential future legal obligations and liabilities, which requires the use of management’s judgment on the outcome of various issues. Management may also use outside legal advice to assist in the estimating process. However, the ultimate outcome of various legal issues could be different than management estimates, and adjustments to income could be required.

Variable Interest Entities
       We adopted FIN 46R in 2004. We enter into flexible lease arrangements with certain franchisees who are not required to invest a significant amount of equity. Because the legal entity within which such a franchise operates is considered to not be adequately capitalized, that entity is considered a variable interest entity (“VIE”). Based on our review of the financial statements received from these franchisees, our mathematical projections indicate we are the primary beneficiary of these VIEs and, accordingly, we have consolidated approximately 80 and 94 franchise restaurants, or approximately 3.0% and 3.4% of our total franchise restaurants, at year-end 2004 and 2005, respectively. The related minority interest is not considered material and is classified in other income, net on the statement of income and other long-term liabilities on the balance sheet.
       We have no equity interest in any of our franchisees and have no “off-balance sheet” exposures relative to any of our franchisees. None of our assets serves as collateral for the consolidated franchisees, and creditors of these franchisees have no recourse to us. The only exposure to us related to these VIEs relates to the collection of amounts due to us, which are collected weekly and which were recorded net of uncollectible amounts in our financial statements prior to the adoption of FIN 46R. The agreements governing the lease arrangements can be cancelled by either the franchisee or us with 30 days notice, further reducing our potential exposure.
       Franchisee VIEs for which we are determined to be the primary beneficiary have no impact on our reported net income. The impact of consolidating these VIEs to our balance sheet is also not significant. There is a small percentage of franchise restaurants considered to be VIEs in which we hold a significant variable interest, but for which we are not the primary beneficiary. Our maximum exposure to loss as a result of our involvement with this small percentage of franchise restaurants is also not material.
Recently Issued Accounting Standards
       In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” which requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award using an option-pricing model. The cost of the awards, including the related tax effects, will be recognized in income. This statement eliminates the alternative to use the intrinsic value method for valuing stock based compensation, which typically resulted in recognition of no compensation cost. This statement was to become effective for interim or annual periods beginning after June 15, 2005, with early adoption encouraged. On April 15, 2005, the SEC issued Release No. 33-8568, which amended the date for compliance with SFAS No. 123R to the first interim or annual period of the first fiscal year beginning after June 15, 2005, with early adoption permitted. On October 27, 2005, Wendy’s announced that its compensation committee, after discussion with its board of directors, approved accelerated vesting of all outstanding stock options, except those held by the independent directors of Wendy’s. The decision to accelerate vesting of stock options was made primarily to reduce non-cash compensation expense that would have been recorded in future periods following adoption of SFAS No. 123R. and is expected to have a positive effect on employee morale and retention. The Wendy’s compensation committee imposed a holding period that will require all executive officers to refrain from selling net shares acquired upon any exercise of these accelerated options, until the date on which the exercise would have been permitted under the option’s original vesting terms or, if earlier, the executive officer’s death, disability or termination of employment. Under SFAS No. 123R, the classification of cash flows between operating and financing activities will be affected due to a change in treatment for tax benefits realized. As a result of the acceleration of vesting on the majority of Wendy’s outstanding stock options, we do not expect the adoption of SFAS No. 123R to have a significant impact on our financial statements.
       SFAS No. 123R requires recognition of compensation cost under a non-substantive vesting period approach, which requires recognition of compensation expense when an employee is eligible to retire. We have historically recognized this cost under the nominal vesting approach, generally over the normal vesting period of the award. When we adopt SFAS No. 123R in the first quarter of 2006, we will change to the non-substantive approach.
       In June 2005, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 05-06, “Determining the Amortization Period for Leasehold Improvements.” The consensus requires that the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception should be based on the lesser of the useful life of the leasehold improvements or the period of the lease including all renewal periods that are reasonably assured of exercise at the time of the acquisition. The consensus is to be applied prospectively to leasehold improvements acquired subsequent to June 29, 2005. This consensus is consistent with our accounting policy and thus had no impact upon adoption.
       In October 2005, the FASB issued FSP FAS 123(R)-2, “Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R),” which provides clarification of the concept of mutual understanding between employer and employee with respect to the grant date of a share-based payment award. This FSP provides that a mutual understanding of the key terms and conditions of an award shall be presumed to exist at the date the award is approved by management if the recipient does not have the ability to negotiate the key terms and conditions of the award and those key terms and conditions will be communicated to the individual recipient within a relatively short time period from the date of approval. This guidance shall be applied upon initial adoption of SFAS No. 123R. We do not expect adoption to have a significant impact on our financial statements.
       In October 2005, the FASB issued FSP FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period,” which addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. This FSP requires that rental costs associated with ground or building operating leases that are incurred during a construction period be recognized as rental expense and included in income from continuing operations. The guidance in this FSP shall be applied to the first reporting period beginning after December 15, 2005, with early adoption permitted. We do not expect it to have a significant impact on our financial statements.

BUSINESS
Overview
       We are the largest quick service restaurant chain in Canada based on systemwide sales and number of restaurants open, with a menu spanning a broad range of categories that appeal to customers throughout the day, such as premium blend coffee, flavoured cappuccinos, specialty and steeped teas, home-style soups, fresh sandwiches and freshly baked goods. According to the Canadian Restaurant and Foodservices Association and Statistics Canada, in 2004 our system represented 22.6% of the $14.0 billion quick service restaurant segment of the Canadian foodservice industry based on sales dollars. Our nearest competitor, McDonald’s, accounts for approximately 18.1% of the Canadian quick service restaurant market, with the remaining 61% attributable to branded chains, such as Subway®, KFC®, Wendy’s®, A&W®, Starbucks®, Second Cup®, Coffee Time and other independent establishments, none of which accounts for more than 6.2%. According to a tracking study we conducted in 2003, approximately 46.0% of our Canadian customers visit our restaurants four or more times per week. We believe we have achieved this outstanding customer loyalty by offering a varied menu of products with superior quality and consistency in a convenient and friendly environment at an exceptional value and by being very involved in the communities we serve. The appeal of our menu and our commitment to convenience also allow approximately 73% of our restaurants to operate 24 hours each day with no two-hour period accounting for more than 20.0% of our average daily sales.
       Our restaurants operate under a variety of formats. A standard Tim Hortons restaurant is a free-standing building ranging in size from 1,400 to 3,090 square feet with a convenient drive-thru window and featuring innovative merchandising techniques designed to capture our customers’ senses and generate incremental sales. As of January 1, 2006, we had a system of 2,885 restaurants in Canada and the U.S. Our 2,597 restaurants across Canada include 681 non-standard, smaller restaurants in locations such as education (approximately 14% of non-standard restaurants), healthcare (approximately 10% of non-standard restaurants), retail (approximately 11% of non-standard restaurants), offices (approximately 6% of non-standard restaurants), petroleum stations (approximately 5% of non-standard restaurants) and travel (approximately 6% of non-standard restaurants). We have a significant and long-standing strategic partnership with Exxon-Mobil’s Canadian subsidiary, with more than 315 units (approximately 48% of non-standard restaurants) located within their Esso® convenience stores in Canada. In the U.S., we have a regional presence in the Northeast and Midwest with 288 restaurants in 10 states, concentrated in three major markets. As of January 1, 2006, franchisees operated 2,564, or 98.7%, of the restaurants in Canada and 226, or 78.5%, of the restaurants in the U.S. Overall, as of January 1, 2006, franchisees operated 96.7% of our restaurants.
       We have developed what we believe to be a superior business model characterized by financial stability and scalability, operational excellence and flexibility. Our diverse revenue and operating income base is generated from franchisee royalties and fees, rental income, warehouse sales and company-operated stores, limiting our exposure to commodity price fluctuations. Franchisee royalties are typically paid weekly based on a percentage of gross sales. We have a rigorous restaurant site selection and development process and differentiate ourselves from most restaurant companies by controlling the real estate of most of our franchise restaurants. Our vertically-integrated manufacturing and distribution capabilities include a joint venture bakery and a coffee roasting plant. These operations improve product quality, variety and consistency, expand our product offering capabilities, ensure availability and timely delivery of products and provide economies of scale and labour efficiencies. We have distributed dry goods and other items to our franchisees for over 30 years and have generated consistent income from our product distribution and warehouse operations.
       Since our founding in 1964, we have been committed to a strategy of earning the trust of our customers through product quality and price value. This focus has built Tim Hortons into one of the most widely-recognized consumer brands in Canada, delivering consistent revenue growth and increasing profits. Since the end of 1995, our systemwide sales have grown at an 17.6% compound annual growth rate and our revenues have grown at a 16.5% compound annual growth rate. This growth is a result of expanding the number of restaurants annually by a 9.2% compound annual growth rate and increasing average annual same-store sales by 7.5% and 9.7% in Canada and the U.S., respectively, over that period. In fiscal 2004, we had total revenues of $1.3 billion, operating income of $319.3 million and net income of $205.1 million, representing increases from fiscal 2003 of 14.2%, 14.5% and 31.2%, respectively. In fiscal 2005, we had total revenues of $1.5 billion, operating income of $290.0 million and net income of $191.0 million, representing increases from fiscal 2004 of 10.7% in revenues and decreases of 9.2% and 6.8% for operating and net income, respectively. The decreases in operating income and net income in fiscal 2005 include goodwill and asset impairment charges of $53.1 million. Excluding these charges, operating income and net income would have increased 7.5% and 9.5%, respectively
Our History
       In May 1964, Tim Horton, a National Hockey League All-Star defenseman, opened his first coffee and donut shop on Ottawa Street in Hamilton, Ontario. In 1967, Ron Joyce, then the operator of three Tim Hortons restaurants, became partners with Tim Horton and together they opened 37 new restaurants over the next seven years. After Tim Horton’s death in 1974, Mr. Joyce continued to expand the chain, becoming its sole owner in 1975. In the early 1990s, Tim Hortons and Wendy’s entered into a partnership to develop real estate and combination restaurants containing Wendy’s and Tim Hortons under the same roof. In 1995, Wendy’s purchased Mr. Joyce’s ownership of the Tim Hortons system.
       Initially a coffee and donut chain, Tim Hortons restaurant offerings have evolved to meet changing consumer tastes. We have added sandwiches, soups, specialty coffees and additional baked goods to our staple coffee and donut offerings, and our restaurant formats have adapted to meet our customers’ growing demand for convenience and comfort with approximately 73% of our restaurants open 24 hours. The average cheque per customer is $2.75 - $3.00 in both Canada and the U.S. In 1996, the addition of bagels to the Tim Hortons menu began a key shift in our focus to the use of par-baked products— products that are baked almost to completion at a baking facility, flash-frozen and shipped to system restaurants, where the baking process is completed. In 2002, our joint venture with IAWS commissioned the construction of the Maidstone Bakeries facility, which manufactures par-baked donuts, Timbits and other bread products for system restaurants. This facility allows Tim Hortons restaurants to provide our signature Always Fresh products.
Our Industry
       We compete in the quick service restaurant segment in Canada and the U.S. Our industry in both countries is large, growing and characterized by change due to shifting demographic, economic and consumer taste trends. Over the past decade, rising household income and an increase in desire for convenience have led to growth in total expenditures for food-away-from-home and the proportion of total food expenditures allocated to spending on food-away-from-home. The growth in real disposable income combined with the increased time commitments of dual income families is expected to continue.
       Foodservice sales in Canada grew by 5.0% in 2004 to $46.8 billion and are expected to surpass $50.0 billion in 2006, according to the Canadian Restaurant and Foodservices Association. The quick service restaurant segment represents 30.0% of the total Canadian foodservice industry and its sales are projected to grow 4.1% in 2006. From 2000 to 2004, the Canadian quick service restaurant segment grew at a 4.1% compound annual growth rate.
       In the U.S., the quick service restaurant segment is the largest segment of the restaurant industry. According to the 2005 Technomic Information Service Top-500 Chain Restaurant Report, sales at quick service restaurants in the U.S. were approximately US$159.6 billion in 2004, up 7.5%

over 2003, and are projected to increase at a 5.4% compound annual growth rate between 2004 and 2009.
Our Competitive Strengths
       Iconic brand status in Canada. Tim Hortons was recognized as the best managed brand in Canada, according to annual surveys published by Canadian Business magazine in 2005 and 2006. In 2005, 52% of respondents voted Tim Hortons as best-managed brand, with the second-place brand receiving 26% of the votes. In addition, in an internal 2005 national study conducted for us by Segmentation Marketing Limited, when consumers were asked which fast service chain, convenience store or gas station they stop at to have a coffee, snack or meal most often, Tim Hortons was named 37.0% of the time, nearly three times higher than the nearest competitor. We believe our leading position in terms of market share, number of system restaurants open and systemwide sales volume demonstrates our unparalleled level of consumer acceptance. We believe the strength of our brand and culture is a result of our ongoing systemwide commitment to product quality, continuous innovation, superior customer service, exceptional value and successful relationships with our franchisees. Our brand has been further strengthened over the past 30 years by our close involvement and participation in the communities we serve, including our association with The Tim Horton Children’s Foundation, a non-profit charitable organization that provides a fun-filled camp environment for children from economically disadvantaged homes. We were also named one of Canada’s most admired corporate cultures for 2005 by Canadian Business magazine. We will continue to leverage our brand name as we execute our growth strategy in Canada and the U.S.
       Leading market positions in Canada. According NPD Canada CREST’s 12 months ended November 30, 2005 foodservice industry report, our system represented 27.7% of the quick service restaurant sector, based on traffic, and 75.8% of the coffee and baked goods sector of the Canadian quick service restaurant segment, based on the number of customers served over the 12 months ended November 30, 2005. In addition, we have the leading market position in the Canadian quick service restaurant segment, based on systemwide sales, and a very strong presence in every province. We believe our presence in key markets and our ability to leverage our scale in advertising will help us maintain and extend our market leadership position.
       Systemwide focus on operational excellence. We are an operations-driven organization. We invest substantial resources in developing programs, processes, technology and field support for our system of franchised and company-operated restaurants. We focus on continuous improvement in operations so we can consistently serve high quality food while providing exceptional customer courtesy, order accuracy and speed of service, thereby enhancing our customers’ overall experience.
       Energized and committed franchisee base. Since our founding, we have been committed to working closely with our franchisees. Our over 800 franchisees in North America are critical to our success, delivering exceptional hands-on customer service every day. Our franchisees are strongly committed to our system growth, having collectively invested over $75.0 million of their capital in infrastructure support during 2002 and 2003 for our proprietary Always Fresh baking system. The average Tim Hortons franchisee in Canada has been a franchisee for almost nine years and owns three restaurants. Our unique franchise model, whereby we typically acquire rights to control and develop restaurant real estate, provides us access to a broader franchisee base and encourages consistent execution of our growth and profitability strategy. We actively manage and share information with our franchisees through an advisory board, operations and business committees, regional and national in-person meetings and annual surveys.
       Integrated and flexible business model. We have invested substantial resources and capital in developing an integrated and flexible business model. Our vertically integrated manufacturing and distribution platforms enable us to realize economies of scale and offer customers innovative products. Our Always Fresh system enables us to bake and serve fresh and consistent products throughout the day, as well as to open restaurants in a variety of formats, sizes and locations. We control the site selection, design and construction of our restaurants, which enables us to increase penetration in existing and new markets by improving customer convenience. We control the real estate for approximately 81.0% of our system restaurants, which generates a recurring stream of rental income.
       Proven, experienced management team with track record of exceptional growth. Our executive management team has an average tenure with us of more than 12 years. Together with our dedicated team of employees, they have significantly contributed to our strong financial performance. Between 1995 and 2005, we increased our average sales per standard Canadian restaurant from $0.8 million to $1.7 million. Our financial performance is a result of our focus on restaurant operations, coordination among employees and franchisees and the performance of our vertically integrated manufacturing and distribution platforms. We believe the strength and stability of our senior management team will continue to be a competitive advantage as we execute our growth strategies.
Our Business Strategy
       Our goal is to increase our revenues and profitability through a combination of increased same-store sales, new restaurant growth and continuous improvement in our operations with new products, processes and technologies. We intend to achieve this goal through the continued execution of our business strategy, which includes the following key elements:
       Drive sales growth at existing restaurants through continued innovation. We have achieved compound annual systemwide sales growth of 17.6% since the end of 1995. This reflects our strong and increasing brand awareness, emphasis on customer service and continuous product and process innovation. We strive to foster a culture of innovation among our employees and franchisees, challenging the organization to constantly monitor and respond to the changing tastes and needs of consumers. We believe we have a unique assortment of fresh signature products that meet our customers’ needs across all parts of the day. We plan to expand our menu to offer more quality items under our beverage, soup, sandwich and baked goods categories to drive sales throughout the day and attract new customers. In addition, we intend to continue to use effective national, regional and local advertising and promotions, as well as our involvement in our communities, to increase our brand awareness with consumers. We also intend to continue improving restaurant efficiency levels and expanding each restaurant’s capacity for customer transactions to drive incremental sales, while investing in technology to improve customer service.
       Sustain the health and viability of our franchisee base. We believe we have developed a large, healthy, profitable, diversified, and highly committed franchisee base, which is a critical component of our systemwide success. We intend to continue strengthening our franchise system by building the Tim Hortons brand, attracting and retaining experienced and motivated franchisees whose interests are aligned with ours, providing new and innovative menu offerings, providing real estate and operational support and being involved in our franchisee communities. We believe these measures will enhance the overall strength of our system and provide both us and our franchisees with attractive returns, allowing both of us to reinvest in the business.
       Increase penetration of the Canadian market. We will continue leveraging our brand strength to further penetrate the Canadian market using our franchise business model. Although we have a leading market position in the Canadian quick service restaurant segment, based on systemwide sales, and a very strong presence in every province, there are numerous growth opportunities in the Western provinces, Quebec and select high-traffic metropolitan areas. Our “we fit anywhere” strategy of non-standard formats gives us the flexibility to add restaurants in high-traffic consumer locations without over-saturating any individual market. Further, our rigorous restaurant location and franchisee selection processes are integral to the successful execution of our growth strategy. Our long-term goal is to have between 3,500 and 4,000 system restaurants open in Canada.

       Pursue long-term profitable expansion in the United States. We have become a strong regional player in the U.S., with locations in 10 states, primarily in the Northeast and Midwest regions. Tim Hortons restaurants in the U.S. have experienced an average annual same-store sales growth of 9.4% from 1999 to 2005, even as we have expanded our U.S. system during that period from 108 to 288 restaurants. Buffalo is our most successful U.S. market to-date, with 48 standard restaurants units open at year end 2005. We enjoy consumer loyalty and brand acceptance in this market, as evidenced by average standard unit volumes of approximately US$1.5 million as of fiscal year end 2005 (compared to US$0.7 million for 1998 with 12 standard restaurants) and a compound annual growth rate of 10.6% (from 1998 to 2005). Detroit and Columbus are also successful markets for us. As of year end 2005, Detroit had 57 standard restaurants open, with average unit volumes of approximately US$0.9 million (compared to US$0.6 million for 1998 with 34 standard restaurants) and a compound annual growth rate of 6.7% (from 1998 to 2005). Columbus had 44 standard restaurants open at year end 2005, with average unit volumes of approximately US$0.9 million (compared to US$0.6 million for 1998 with 29 standard restaurants) and a compound annual growth rate of 6.4% (from 1998 to 2005). We intend to continue our efforts to profitably expand our system’s U.S. presence by further penetrating existing markets, entering adjacent markets, area development agreements and selectively pursuing other strategic initiatives. Our goal is to have 500 system restaurants open in the U.S. by the end of 2008.
Our Menu
       Our menu spans a broad range of categories designed to appeal to customers throughout the day, such as premium blend coffee, flavoured cappuccinos, specialty and steeped teas, home-style soups, fresh sandwiches and freshly baked goods, including donuts, bagels, muffins, cookies, croissants and pastries.
       While the largest portion of systemwide sales are generated in the morning daypart, we generate sales throughout the day with no two hour period accounting for more than 20% of our average daily sales. According to NPD Canada CREST’s 12 months ended November 30, 2005 report regarding the Canadian quick service restaurant segment:

•	we lead the breakfast/a.m. snack category with a 61.8% share of eater occasions, while McDonald’s is second with a 10.2% share;

•	we rank second in Canada in the lunch category with a 11.4% share of eater occasions, compared to 23.1% for McDonald’s; and

•	we lead the p.m. snack category (which excludes dinner) with a 46.0% share of eater occasions, with McDonald’s second at 11.2%.

       The following chart shows the percent of revenues generated by product category during fiscal 2005 in Canada and the U.S.:

Product	Canada	U.S.

Coffee	46%	32%
Baked goods	23%	29%
Soup and sandwiches	11%	14%
Hot beverages	11%	9%
Cold beverages	8%	14%
Miscellaneous hardware and gifts(1)	1%	2%

(1)	Includes products such as mugs, coffee tins and teapots.
       Coffee. 46.0% of our Canadian customers visit our restaurants an average of four or more times per week. We believe our high quality coffee, made only from 100% Arabica beans, is a major reason for the high volume of return visits. Our commitment to the quality of our coffee is evidenced by strict guidelines that, as part of our Always Fresh strategy, Tim Hortons coffee must be sold within 20 minutes of being brewed. We also provide a coffee-specific training course for franchisees and operations field personnel, and maintain a “coffee lab” in our national research and development centre to monitor coffee quality. In addition, in 2001 we purchased our Maidstone Coffee roasting facility in Rochester, New York. This facility now supplies one-third of the Tim Hortons system, with the balance provided by third-party roasters.
       Baked goods. Tim Hortons restaurants sell a wide variety of donuts, as well as Timbits (bite-sized donuts), danishes, cookies, muffins and more. Every month we market a new donut variety as our “product of the month,” such as “melt-in-your-mouth” toffee glazed, caramel cappuccino, triple berry, our chocolate theme and pumpkin spiced glazed donuts. These limited-time products help drive repeat visits by our customers.
       We introduced bagels as a menu item in 1996. Today, according to NPD Canada CREST’s 12 months ended November 30, 2005 report, we sell four of every five bagels sold in the quick service restaurant segment in Canada. Introducing bagels showed us the quality and taste that a par-baked product could provide and provided an opportunity for further innovation (i.e. twelve grain bagel); to maintain speed of service for bagels, we developed higher-speed “turbo toasters” that allow us to toast a bagel in under 20 seconds.
       Soups and sandwiches. We originally introduced soup and sandwiches as lunch products in the late 1980s and early 1990s, and launched our branded line called “Tim’s Own”® soups and sandwiches in 1998. According to NPD Canada CREST’s 12 months ended November 30, 2005 report, 46.3% of all soup occasions in the Canadian quick service restaurant segment occur at our system restaurants. Our nearest competitor has a 3.0% share. We believe lunch offers a significant opportunity.
       Hot and cold beverages. In addition to coffee, other hot beverages we sell include flavoured cappuccinos, specialty and steeped teas, hot chocolate, “Café Mocha” (hot chocolate, coffee and whipped cream) and “Hot Smoothees” (flavoured caffeine-free hot drinks). Our cold drink offerings range from juices to sodas and iced cappuccinos.
Restaurant Operations Support
       The ability of our system to consistently deliver on our customer promise—delivering high quality food and excellent service at a compelling value—is critical to our success. Because our franchisees operate the vast majority of our restaurants, we have invested substantial resources in developing programs, processes, technologies and field support personnel to support our franchisees. Our franchisees are committed to maintaining the highest caliber of operations and customer satisfaction, and together we continuously look for improvement in all facets of the operations, with high levels of focus on speed of service, consistency of product quality, overall restaurant appeal and dining experience.
       We are an operations-driven business, as evidenced by the substantial investments we have made in our proprietary Always Fresh baking system, our innovative store designs, our restaurant equipment packages and the ongoing training and development of our people. Our field management regularly contacts our franchisees, visits the restaurants and provides support and consultation on all facets of the business, including:

•	ongoing new product research and process innovation;

•	identifying and evaluating restaurant sites and managing the real estate development, financing, design and construction process with our franchisees;

•	providing initial training to new franchisees and ongoing training for existing franchisees; and

•	analyzing, sharing and instituting best practices across the system in all areas of operations and recognizing top performers.

       In 1993 we instituted the Always Fresh appraisal program to measure restaurant compliance with our high standards. The appraisal, which focuses on product quality, freshness and availability, speed of service and hospitality, restaurant cleanliness, product merchandising and housekeeping, is designed to promote a consistent customer experience across the system. We award cash prizes to the top three restaurants in each of 16 regions and designate as “Platinum Award Restaurants” those restaurants that score at least 92.0% on the appraisal.
Product and Process Innovation
       New product development is critical to our long-term success and is a significant factor behind our average same-store sales growth. As we have expanded from a coffee and donut chain to a provider of breakfast, lunch and snack products, we have maintained our focus on high quality products. Product innovation begins with an intensive research and development process that analyzes each potential new menu item, including small market tests to gauge consumer taste preferences, and concludes with an analysis of the economics of food cost and margin and final price point.
       In 2002, our joint venture with IAWS commissioned the construction of the Maidstone Bakeries facility, which manufactures par-baked donuts, Timbits and selected breads, following our traditional recipes. Those products are then flash frozen and shipped to system restaurants, each of which contains an Always Fresh oven with our proprietary technology. The restaurant completes the baking process with this oven, allowing the product to be served warm to the customer within a few minutes of baking.
       The Always Fresh baking system allows our restaurants to prepare and serve products more often and in smaller batches, which allows customers to purchase fresh baked goods throughout the day and night. It also provides products of more consistent quality from restaurant to restaurant. In addition, this system provides operational efficiencies: food waste is reduced because product volumes can be managed more closely, and the limited space required for the Always Fresh oven permits even our non-standard kiosk locations to provide fresh baked goods. Our franchisees collectively invested over $75.0 million of their capital in infrastructure support during 2002 and 2003 for our Always Fresh baking system.
Our Real Estate Operations
       Overseeing and directing all aspects of real estate for system restaurants is a critical core competency for us. Before we approve a location for development, we review that location’s demographics, site access, visibility, traffic counts, mix of residential/retail/commercial surroundings, competitive activity and proposed rental structure. We also assess the performance of nearby Tim Hortons locations, project the location’s ability to meet financial return targets and consider whether an existing or new franchisee should operate the location. Once a specific location is approved for development, it usually takes 10 to 12 months to complete construction of the restaurant.
       The following chart shows our real estate operations as of January 1, 2006.

	Canada	U.S.	Total

Owned restaurant properties	465	164	629
Leased restaurant properties	1,597	116	1,713
Restaurant properties owned or leased from third parties by franchisees	535	8	543
       We lease land generally for initial terms of 10 to 20 years, sometimes with an option for us to purchase the real estate. Leases covering approximately 30.0% of our total leased properties at January 1, 2006, primarily non-standard locations, require us to pay all or a component of the rent as a percentage (ranging from 2.0% to 13.0%) of annual sales.

Restaurant Designs, Atmosphere and Layout
       The décor, layout and overall feel of Tim Hortons restaurants have evolved to meet changing customer needs and tastes, as well as to respond to operational growth and innovation. While we have a standard—and highly recognizable—stand-alone restaurant design, we vary our design to fit into unique situations. Ultimately, we control the design and building of our restaurants to cater to the market and the neighbourhood in which they are located.
Choosing and Training Our Franchisees
       Finding exceptional franchisee candidates is critical to our system’s successful growth and development. Accordingly, we value our comprehensive franchise screening and recruitment process, which employs multi-level interviews with our senior operations management and requires candidates to work two to three different shifts in an existing franchisee’s restaurant.
       Each new franchisee participates in a mandatory eight-week intensive training program to learn all aspects of operating a Tim Hortons restaurant in accordance with our standards. We also provide ongoing training and education to franchisees and their staff.
Quality Control and Food Safety
       Our quality control procedures are rigorous and include several systemwide programs designed to maintain an excellent, safe and consistent environment for our customers and employees. Our district managers implement the following quality control programs in every Tim Hortons restaurant:

Program
Quality Control Programs	Frequency	Areas of Focus

Always Fresh Appraisal	Nine times annually	Product quality, freshness, availability, speed of service, hospitality, merchandising and cleanliness
Always Fresh Back of the House	Six times annually	Restaurant condition, appearance, cleanliness and procedural compliance
Security Audit	Annual	Physical security, interior/exterior lighting, cash handling protocols and surveillance and security systems
Always Fair Evaluation	Annual	Employee incentive programs and performance management, documentation and compliance with regulated employee standards
Hospitality Evaluation	Ongoing	Customer service via anonymous feedback over the Internet or toll-free telephone line
       Because our brand is so closely linked to the public’s perception of our food quality and safety, we require all of our franchisees, as well as their managers and our operations personnel, to complete the ServSafe® food safety training program. ServSafe is the most widely accepted food safety program among local, provincial, state and federal health departments in Canada and the U.S. Each participant must complete this program with a passing grade and be re-certified every five years. We also conduct site visits and unscheduled food safety audits, and require that all restaurant staff complete a multi-level food safety training module as part of their mandatory training. Each element of this training program has been assessed by different levels of government in different jurisdictions for content and accuracy.

Our Locations
       Our principal office locations in Canada and the U.S. are 874 Sinclair Road, Oakville, Ontario and 4150 Tuller Road, Dublin, Ohio, respectively.
       At January 1, 2006, our system was comprised of 2,885 restaurants in a variety of standard and non-standard formats.
       Standard. Our standard restaurant measures between 1,400 to 3,090 square feet, with a dining room, a counter for placing orders and, in 71.3% of our standard restaurants, drive-thru service. Standard restaurants comprised 75.7% of our system as of January 1, 2006. Typically, we construct single or double drive-thru restaurants if seating is not required or property size is an issue. We have “combination stores,” which offer Tim Hortons and Wendy’s products at one location. Our combination stores have a common area dining room and separate counters. As of January 1, 2006, we have 131 combination stores in Canada and 31 in the U.S.
       Non-Standard. We design our non-standard restaurants to fit anywhere. They are kiosks located in office towers, hospitals, colleges, airports, gas station convenience stores and on smaller pieces of property. These units can average from 150 square feet to 900 square feet. These non-standard restaurants allow us to further penetrate regions and we believe they are synergistic even where significant numbers of our standard restaurants exist.
       The following tables illustrate our system restaurant locations as of January 1, 2006 and the market penetration by restaurant type.

		Non-
Location by Province/Territory	Standard	standard

Alberta	148	54
British Columbia	147	64
Manitoba	40	15
New Brunswick	100	22
Newfoundland	46	9
Nova Scotia	143	35
Northwest Territories	1	—
Ontario	1,007	405
Prince Edward Island	11	6
Quebec	245	60
Saskatchewan	26	11
Yukon	2	—

Total	1,916	681

       Our system penetration across Canada is at various stages of maturity, as depicted by the following table.

	Population(1)	Total Stores	Population/Store

	(000’s)
Atlantic	2,345	372	6,304
Ontario	12,294	1,412	8,707
West	9,604	508	18,906
Quebec	7,510	305	24,623

(1)	Population based on Statistics Canada Demographics Statistics, January 1, 2004.

		Non-
Location by State	Standard	standard

Connecticut	13	1
Kentucky	2	—
Massachusetts	3	—
Maine	11	2
Michigan	72	2
New York	68	7
Ohio	70	1
Pennsylvania	3	—
Rhode Island	23	7
West Virginia	3	—

Total	268	20

Our Franchisees
       As of January 1, 2006, over 800 franchisees operated 2,564 Tim Hortons restaurants in Canada and 226 restaurants in 10 U.S. states. In Canada, our average franchisee operates three restaurants and has been a franchisee in our system for almost nine years. In the U.S., the average franchisee operates two restaurants and has been a franchisee for about four years.
       Our long-term goal is to have franchisees own most Tim Hortons restaurants and to maintain a small number of company-operated restaurants for franchisee training and new product testing. As of January 1, 2006, franchisees owned 98.7% of our Canadian restaurants, and we expect to follow the same approach over the long term in the U.S. As of January 1, 2006, franchisees owned 78.5% of our U.S. restaurants.
       Our franchisees operate under several types of license agreements, with a typical term for a standard restaurant of 10 years plus aggregate renewal period(s) of approximately 10 years.
       In Canada, franchisees generally are required to pay us: (i) between 3.0% and 4.5% of weekly gross sales of the restaurant as a royalty; plus, (ii) if the franchisee leases land and/or buildings from us a monthly rental equal to (a) a minimum monthly rental payment or (b) a percentage (usually 10%) of monthly gross sales, whichever is greater.
       In the U.S., franchisees generally are required to pay us: (i) 4.5% of weekly gross sales of the restaurant as a royalty; plus (ii) if the franchisee leases land and/or buildings from us, a monthly rental equal to a percentage (usually 8.5%) of monthly gross sales.
       Generally, we retain the right to reacquire a franchisee’s interest in a restaurant, at a pre-agreed price formula based on a depreciated value, if the franchisee receives an offer to purchase the franchisee’s interest during the first five years of the license agreement. After that period, we retain a right of first refusal regarding any proposed transfer of the franchisee’s interest, together with the right to consent to any proposed new franchisee.
       Under the license agreement, each franchisee is required to make contributions to an advertising fund based on a percentage of restaurant gross sales.
       To keep system restaurants up-to-date both aesthetically and operationally, our license agreements require a full-scale renovation of each system restaurant at least every 10 years. Each franchisee invests a majority of the capital required for these renovations.

       In Canada, and generally in the U.S., we do not grant an exclusive or protected area or territory to the franchisee. The license is a “location” license only, and we reserve the right to grant additional licenses for Tim Hortons restaurants at any location.
       We may terminate the license agreement if, among other things, the franchisee: does not pay fees or royalties owing when due; breaches obligations relating to health, hygiene or safety standards that are not adequately remedied; becomes bankrupt; fails to maintain adequate insurance; understates gross sales; transfers any rights or obligations contrary to the license agreement; or commits or permits the commission of any criminal offense or violation of the franchisee’s obligations that may have an adverse effect on our system or the Tim Hortons trademarks or goodwill.
       In certain circumstances, we will enter into arrangements, typically called operator agreements, in which the operator acquires the right to operate a Tim Hortons restaurant, but we continue to be the owner of the equipment, signage and trade fixtures. Such arrangements usually require the operator to pay 20.0% of weekly gross sales to us. If the restaurant is a single drive-thru or double drive-thru, the operator is required to pay 21.5% of weekly gross sales. Additionally, the operator will be responsible for paying all trade debts, wages and salary expenses, maintenance and repair costs, all real property and business taxes levied against the restaurant and any other expenses incurred in connection with the operation of the restaurant. In any such arrangement, the operator does not own or have any rights to the equipment, signage and trade fixtures provided by us to operate the restaurant, and we or the operator each have the option of terminating the agreement upon 30 days notice. For purposes of this prospectus, references to franchisees include these operators, and references to license agreements include these operator agreements.
      We have developed a franchise incentive program for some of our U.S. franchisees, which provides short-term financing for both the initial franchise fee and the purchase of certain restaurant equipment, furniture, trades fixtures, and interior signs. The purchase of those assets is deferred for a period of 130 weeks from the date of opening, and the franchisee has the right to finance the initial franchise fee over a period of 104 weeks from the opening. During the initial 130-week period, the royalty payments are typically reduced from 4.5% to 2.5% and rent is typically reduced from 8.5% to 8.0%. After the 130 week initial period, the royalty rate and rental rate return to the standard amount referred to above for U.S. restaurants. In addition, payment for the equipment package is due and owing at that time. Recognition of franchise fee revenue from this program is deferred until the restaurants achieve certain sales volume levels. This program is limited in scope, and its parameters will continue to evolve.
Marketing Our Brand Image
       Our marketing is designed to create and extend our brand image as “your neighbourhood Tims” that offers “quality products at reasonable prices.” We use radio, television and outdoor advertising and event sponsorship, as well as our highly visible community caring programs, to reinforce this brand image to our customers. Our customer base is diverse, with an equal mix of male and female customers and customers from all socio-economic levels.
National Marketing Program
       Franchisees fund substantially all of our national marketing programs by making contributions to the Canadian or U.S. “adfunds.” In fiscal 2005, franchisees and company-operated restaurants in Canada contributed $119.2 million (approximately 3.5% of sales), and franchisees and company-operated restaurants in the U.S. contributed US$9.2 million (approximately 4.0% of sales) to the respective adfunds. Each adfund is independently audited and has a national advisory board of elected franchisees.

Regional Marketing Programs
       Regional marketing groups (approximately 280 in Canada and 18 in the U.S.), to which each franchisee and company-operated restaurant contributes 0.025% to 0.5% of its sales as part of its national marketing program contribution, sponsor and support locally-targeted marketing programs. We support these regional marketing groups with market strategy and regional plans and programs.
Our Manufacturing and Distribution Platforms
       In addition to being a franchisor, we are a key supplier to our franchise restaurants. We own and operate five distribution centres that supply system restaurants with non-perishable food supplies, packaging and equipment. These centres are located in Langley, British Columbia; Calgary, Alberta; Kingston, Ontario; Guelph, Ontario; and Debert, Nova Scotia. We also operate a fleet (some of which we own and others we lease) of 62 trucks and 118 trailers that deliver to our Canadian restaurants on a weekly and bi-weekly basis. We use third-party logistics providers to deliver products to our U.S. restaurants and limited areas of Canada.
       We substantially completed our newest, 157,000 square foot distribution centre in Guelph, Ontario, in December 2005. By the end of 2006, we expect for the first time to be able to deliver many frozen foods to approximately 85.0% of our restaurants in Ontario. We believe this facility, which combines high-density storage and an automated storage/retrieval system, will be one of the most advanced food service distribution facilities in Canada and will allow us to improve our distribution efficiency and create additional economies of scale.
       Our Maidstone Coffee facility, located in Rochester, New York, roasts coffee for approximately one-third of our restaurants, and roasts a separate blend for many Wendy’s restaurants. We acquired this plant in 2001 as part of our U.S. expansion, and we believe it will generate additional distribution efficiencies.
       In 2001, we formed a 50-50 joint venture with a subsidiary of IAWS to commission the construction of the Maidstone Bakeries facility, a 320,000 square foot par-baking facility located in Brantford, Ontario. The Maidstone Bakeries facility manufactures donuts, Timbits and other par-baked breads that are supplied to system restaurants in Canada and the U.S., allowing us to achieve consistency of product, economies of scale and labour efficiencies. The Maidstone Bakeries facility also produces bread products for IAWS subsidiary companies.
       Both while the joint venture agreements are in force and after a party exits the joint venture, IAWS and the joint venture may not develop, manufacture, sell, or license any products, whether bread or donut products, for itself or any third parties, that are exclusively for the Tim Hortons system, and we may not develop or manufacture bread products using recipes licensed to the joint venture by Cuisine de France. Further, while the joint venture agreement is in force, in North America, IAWS and the joint venture are restricted in their ability to manufacture and supply (and in Canada, purchase, sell and re-sell) par-baked donut products to anyone other than the Tim Hortons system. Bread products are not restricted, provided that they are not exclusively for the Tim Hortons system.
       The joint venture has an exclusive right to supply par-baked donuts and Timbits to the Tim Hortons system in Canada (company-operated and franchise restaurants) and our U.S. corporate restaurants, and we have an obligation to use our best efforts to cause Tim Hortons U.S. franchisees to purchase par-baked donuts and Timbits from the joint venture (all of which we refer to as our “purchase obligations”). These purchase obligations apply during the term of the joint venture agreement and after either party’s exit from the joint venture until 12 years from the last date on which a new donut production line at the joint venture facility was commissioned. The Tim Hortons system generally has a right to continue to purchase donuts, Timbits, and bread products that were purchased historically during the term of the joint venture agreement for a period of seven years following the date that either we or IAWS exit the joint venture. In addition, there are provisions that generally restrict IAWS from purchasing or owning a competitor of ours in North America and we must invite IAWS to participate with us in any automated baking venture that we undertake or acquire in North America.
       We have no further obligation to make capital contributions to the joint venture, but our failure to make requested capital contributions may, under certain circumstances, result in a “triggering event” (described below) with respect to us or otherwise give rise to certain rights in favor of the other stockholder. We expect that the joint venture will be able to finance its ongoing operations from its cash flow for the foreseeable future. We are entitled to receive 50% of the dividends declared by the joint venture.
       Upon the occurrence of any of the following events with respect to a stockholder, each a “triggering event,” the other stockholder has a right to acquire all of the assets of the joint venture at a pre-set formula price. If the other stockholder elects to acquire all of the assets, the stockholder that has experienced the triggering event may require the other stockholder to instead purchase all of its shares in the joint venture at a pre-set formula price. The following are considered “triggering events:” (i) insolvency, bankruptcy, assignment for the benefit of creditors, or other similar creditor relief sought by a stockholder, or for us, Wendy’s or its successors, and for IAWS, IAWS Group plc or Cuisine de France or their successors; (ii) transfer by us or IAWS of greater than 50% interest in the subsidiaries that are direct stockholders of the joint venture; (iii) a transfer of shares by a stockholder to any person, other than its affiliates, without the prior written consent of the other stockholder; (iv) enforcement proceedings against joint venture shares pledged to creditors; (v) failure of a stockholder to make required capital contributions to the joint venture, discussed above, or breach by a stockholder of confidentiality requirements; (vi) breach by IAWS of its non-competition or exclusivity covenants; (vii) breach by either stockholder of its obligations to invite the other stockholder to participate in other automated baking ventures; (viii) failure of IAWS to make inducement payments to us in connection with our capital contributions; (ix) either party breaches its respective covenants with respect to its independent use or transfer of par-baking technology; (x) a material breach, as determined by arbitration, by either party under any of the joint venture agreements that remains uncured for ninety days.
Our Suppliers
       Our system restaurants purchase par-baked products manufactured at the Maidstone Bakeries facility, and many of our system restaurants purchase coffee that is roasted and blended at our Maidstone Coffee plant. We sell most other raw materials and supplies, including coffee, sugar, paper goods and other restaurant supplies, to system restaurants. We purchase those raw materials and supplies from multiple suppliers and generally have alternative sources of supply for each.
       While we have many suppliers and alternate suppliers, the available supply and price for high quality coffee beans can fluctuate dramatically. Accordingly, we monitor world market conditions for green coffee and contract for future supply volumes to ensure an available supply and a stable price. See “Risk Factors— Risks Relating to Our Business and Industry— Termination of our Maidstone Bakeries joint venture could harm our brand reputation, lower our revenue and increase our costs” and “Risk Factors— Risks Relating to Our Business and Industry— We are affected by commodity market fluctuations, particularly with respect to high-quality coffee beans, which could reduce our profitability or sales.”
Management Information Systems
       We have developed information technology systems to generate further efficiencies in our supply chain and in our relationships with our franchisees. For example, our Internet portal allows franchisees and their store managers to place online orders with our distribution centre and report their daily sales. The portal also provides system restaurants with up-to-date news and quality assurance alerts, and permits franchisees to view their order status and accounts receivable online and keep their payables current. We have also instituted standardized internal management software for system restaurants.
       We have standardized our restaurant management software with an application service provider to give our restaurants the ability to manage their day-to-day management functions, staff scheduling, inventory control and daily cash accounting.
Corporate Social Responsibility
       We and our franchisees support several community outreach projects and programs. We dedicate time and resources toward three major areas of corporate social responsibility: The Tim Horton Children’s Foundation, local regional marketing programs like the Timbits Minor Sports program and our sustainable coffee project.
The Tim Horton Children’s Foundation
       Our most notable community outreach project is The Tim Horton Children’s Foundation, an independent non-profit charitable organization established in 1974 that provides a professionally-operated, fun-filled camp environment for children from economically disadvantaged homes. Every year, local children are selected from the communities in which our restaurants operate to attend various programs throughout the year at one of our camps, including a ten-day summer residence camp experience.
       The camp experience is designed to give children confidence in their abilities, pride in their accomplishments, and the chance to gain a positive view of this world and their future in it. The camps are unique in that children are flown to regions where they do not live, so as to experience travel and diversity of geography and culture. The foundation has camps located in Kananaskis, Alberta; Parry Sound, Ontario; St. George, Ontario; Quyon, Quebec; Tatamagouche, Nova Scotia; and Campbellsville, Kentucky. Last year over 10,000 children from Canada and the U.S. attended one of these camps.
Timbits Minor Sports Program
       Regional Tim Hortons restaurant groups (280 across Canada and 18 in the U.S.) participate in a variety of marketing programs that benefit their community at a local level. One successful example of this regional approach is the Timbits Minor Sports program, which provides annual support to sports teams for over 140,000 children, ages four through eight.
Coffee Sustainability
       In 2005, we launched a sustainable coffee partnership pilot project to make a meaningful contribution in the fight against poverty among the people who provide one of our most important products, and to play a meaningful role in providing for the future supply of quality green coffee. This pilot project includes approximately 1,000 coffee producers and their families, and is intended to directly improve the living conditions of about 5,000 people. Under the program small coffee producers will be provided with technical support and training to help them increase the amount and quality of coffee they produce and help them get their coffee to market, while emphasizing the need to respect and protect the environment. The program also aims to improve the social conditions of the farmers and their families by identifying and addressing the pressing needs of the families, especially youth education.

Our Employees
Corporate employees
       We encourage our employees to innovate, achieve excellence in everything that they do, act fairly and ethically, and demonstrate a “can do” attitude. Tim Hortons has been voted as one of the “100 Best Employers” in Canada for the past several years in Maclean’s Magazine.
       Our head office is in Oakville, Ontario, and we have eight regional offices, located in Langley, British Columbia; Calgary, Alberta; Kingston, Ontario; Montreal, Quebec; Debert, Nova Scotia; Columbus, Ohio; Livonia, Michigan; and Williamsville, New York. We have approximately 1,400 corporate employees in our regional offices and distribution centres. None of our employees are covered by collective bargaining agreements.
Restaurant-level employees
       We believe it is important for our system to be the employer of choice in the quick service restaurant segment, a business noted for first-time employment. To encourage this, we have developed a restaurant-level human resources strategy that focuses on providing an enjoyable work experience. The program is designed to provide training and advice, including staff incentive program ideas, to franchisees on how to recruit, retain, compensate and treat employees so as to be clearly positioned as an “employer of choice.”
Our Competition
       We face intense competition with a wide variety of restaurants on a national, regional and local level, including quick service restaurants, fast-casual restaurants focused on specialty coffee, baked goods and sandwiches, as well as convenience stores that sell food and beverages. The size and strength of our competitors vary by region, and there are numerous competitors in nearly every market in which we conduct business or expect to enter. We believe competition within the quick service restaurant segment is based on, among other things, product quality, concept, atmosphere, customer service, convenience and price. Additionally, we compete with restaurants and other specialty restaurants for personnel, suitable restaurant locations and qualified franchisees.
       In 2002, we surpassed McDonald’s as the number one restaurant chain in Canada in terms of sales and number of restaurants, according to Food Service and Hospitality magazine. We are also significantly larger in Canada than our other competitors in the quick service restaurant segment based on systemwide sales, including, for example, Wendy’s®, KFC® and Subway®, and in the coffee and baked goods segment, Starbucks®, Second Cup® and Coffee Time. In Canada, we also compete with multiple quick service restaurants and specialty coffee restaurants that operate on a regional basis.
       In the U.S., we have developed into a strong regional player in certain markets in the Northeast and Midwest. We currently compete with specialty coffee retailers, baked goods retailers, sandwich shops and convenience stores, ranging from small local independent operators to well-capitalized national and regional chains, such as McDonald’s, Starbucks, Subway® and Dunkin’ Donuts®. Many of our competitors in the U.S. are significantly larger than us.
Seasonality
       Our business is moderately seasonal. Sales and operating income are generally lower in the first quarter due, in part, to a low number of new restaurant openings and post-holiday spending patterns, and typically higher in the fourth quarter due, in part, to a higher number of restaurant openings and sales of holiday packaged coffee and other merchandise. Because our business is moderately seasonal, results for any quarter are not necessarily indicative of the results that may be achieved for any other quarter or for the full fiscal year.

Trademarks and Service Marks
       We have registered various trademarks and service marks in Canada, the U.S. and certain other jurisdictions. We have also registered various Internet domain names, including www.timhortons.com. Our registered marks include:

•	Tim Hortons signature

•	Tim Hortons & Always Fresh Oval Background Design

•	Roll Up The Rim To Win®

•	Timbits
       We believe our trademarks, service marks and other proprietary rights have significant value and are important to our brand-building efforts and the marketing of our restaurant system. We intend to protect and vigorously defend our rights to this intellectual property.
Environmental
       We own or lease approximately 81% of our 2,885 restaurant properties in Canada and the U.S. and also own and operate five distribution facilities in Canada and a coffee plant in New York state. Our joint venture with IAWS owns and operates a baking facility in Ontario, Canada. In addition to utilizing third-party distributors, we distribute products to our system restaurants through our trucking fleet. Each of these activities is subject to complex environmental, health and safety regulatory regimes, and involves the risk of environmental liability. There are also potential risks for road and on-site releases and accidents that could result in environmental contamination that is not within our control. Where those activities involve the known use of hazardous substances and petroleum compounds, we undertake to comply with regulatory requirements in connection with our use of such substances and compounds.
       Our restaurants have not been the subject of any material environmental investigations or claims during our ownership, lease or operation; however, we have not conducted a comprehensive environmental review of all of our properties or operations. We have conducted investigations of many of our owned and leased properties, including in connection with our 1995 merger with Wendy’s. We also conduct environmental due diligence when considering potential new restaurant locations, which typically includes a Phase I Environmental Site Assessment, although such an assessment will not necessarily identify all environmental conditions associated with any such property. When the Phase I Environmental Site Assessment indicates a potential environmental problem at a particular location, we carry out a Phase II Environmental Site Assessment to specifically test that location for contaminants. We have identified contamination caused by third-party operations not material to us individually or in the aggregate and have in many cases given third parties notice that it is their obligation to address the contamination. If the relevant third party is insolvent, has not addressed the identified contamination properly or completely or our rights against the third party have otherwise expired, then under certain environmental, health and safety laws, or otherwise at law, we could be held liable as an owner, operator or occupant to address any remaining contamination. Further, we may not have identified all of the potential environmental liabilities at our owned and leased properties, and any such liabilities identified in the future could have a material adverse effect on our operations or results of operations. See also the discussion of environmental, health and safety laws in “Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to health, employment, environmental and other government regulations, and our failure to comply with existing or future government regulations could expose us to litigation, damage our brand reputation and lower our profits.”

Government Affairs
       We track ongoing government activity that may have an impact on our business or operations. In particular, we monitor government activity and our compliance in the areas of zoning, employment standards, workplace health and safety, food safety and handling, human rights, income and other taxes, the environment and franchise legislation. We comply in all material respects with any applicable franchise disclosure legislation as it pertains to the offer and sale of franchises.
       Governments and consumer advocacy groups are encouraging alternative food processing methods that will result in significant reductions in trans-fatty acids (TFA) and legislation has recently been enacted in Canada that will introduce new nutritional labeling requirements for foods containing TFAs. We are studying the process required to lower TFA content. In this regard, we have examined possible alternatives to our current baking and frying shortenings. We continue to research approaches to allow us to reduce the amount of TFA in our products while still maintaining the taste and quality that our consumers require. We are also monitoring new oilseed technology, which may provide an opportunity to reduce the saturated fat content in some of our products.
Litigation
       From time to time we are a defendant in litigation arising in the normal course of business. Claims typically pertain to “slip and fall” accidents, employment claims and claims from customers alleging illness, injury or other food quality, health or operational concerns. These types of claims, which are referred to and generally covered by insurance, have not had a material effect on us. As of the date of this prospectus, we are not party to any litigation that we believe is material to our business.

MANAGEMENT
Directors and Executive Officers
       Set forth below is certain information regarding our current executive officers and directors. Currently, two individuals, John Schuessler and Kerrii Anderson, are directors and officers of Wendy’s and are serving as directors for us and for Wendy’s. Paul House, David Lauer and James Pickett serve as directors for us and for Wendy’s.

			Years
Name and Municipality of Residence	Age	Position(s)	with us

John T. Schuessler Dublin, Ohio	55	Chairman of the Board; Director	10	*
Kerrii B. Anderson Columbus, Ohio	48	Vice President; Director	5	*
David P. Lauer Dublin, Ohio	62	Director	5	*
James V. Pickett Dublin, Ohio	63	Director	10	*
David H. Lees Caledon, Ontario	61	Director		*
Frank Iacobucci Toronto, Ontario	67	Director		*
Paul D. House Stoney Creek, Ontario	62	Chief Executive Officer and President; Director	20
Cynthia J. Devine Mississauga, Ontario	41	Executive Vice President and Chief Financial Officer; Director	2
David F. Clanachan Burlington, Ontario	43	Executive Vice President: Training, Operations Standards, Research and Development	13
William A. Moir Mississauga, Ontario	57	Executive Vice President, Marketing	16
Donald B. Schroeder Burlington, Ontario	59	Executive Vice President, Administration	15
Roland M. Walton Oakville, Ontario	50	Executive Vice President, Operations	8

*	Mr. Schuessler has been an executive of Wendy’s, and Mr. Pickett has been a director of Wendy’s, since before our 1995 merger with Wendy’s; Mrs. Anderson has been an executive and director of Wendy’s, and Mr. Lauer has been a director of Wendy’s, since 2000; and Messrs. Lees and Iacobucci were elected as directors in January 2006.
Our Directors Who are not Executive Officers
       John T. Schuessler is Chairman of the Board, Chief Executive Officer and President of Wendy’s. Mr. Schuessler joined Wendy’s in 1976. He was Executive Vice President, U.S. Operations of Wendy’s from 1995 until 1997, when he became Wendy’s President and Chief Operating Officer, U.S. Operations. He became Wendy’s Chief Executive Officer and President in March 2000. Mr. Schuessler holds a Bachelor of Science in Political Science from Spring Hills College, Mobile, Alabama.

       Kerrii B. Anderson is Executive Vice President and Chief Financial Officer, as well as a director, of Wendy’s. She joined Wendy’s in September 2000. From 1987 until September 2000, Mrs. Anderson was Senior Vice President and Chief Financial Officer of M/ I Schottenstein Homes, Inc. Mrs. Anderson holds a Master of Business Administration from Duke University –— Fuqua School of Business and a Bachelor of Science Administration from Elon College.
       David P. Lauer has been a director of Wendy’s since 2000. Mr. Lauer was President and Chief Operating Officer of Bank One NA, Columbus, from 1997 until 2001 and was Office Managing Partner of the Columbus office of Deloitte & Touche LLP from 1989 until 1997. Mr. Lauer was also a member of the Board of Directors of Deloitte & Touche LLP from 1988 to 1995. He has been a Certified Public Accountant since 1968. Mr. Lauer also serves as a director of AirNet Systems, Inc., Diamond Hill Investment Group, Huntington Bancshares Incorporated and R.G. Barry Corporation. Mr. Lauer holds a Master of Science in Accounting from Ohio University and a Bachelor of Science in Business from Capital University.
      James V. Pickett is Chairman of The Pickett Realty Advisors Inc. Mr. Pickett has served as President and Chief Executive Officer of various companies generally known as The Pickett Companies since 1969. The Pickett Companies are involved in real estate development, ownership and management. Mr. Pickett was the Vice Chairman of Banc One Capital Corporation from February 1, 1993 to August 4, 1999. He was also a Principal of Stonehenge Financial Holdings, Inc., an investment management firm, from August 6, 1999 to July 31, 2004. Mr. Pickett has been a director of Wendy’s since 1982.
      David H. Lees has served as President and Chief Executive Officer of Source Medical Corporation since 1999. Dr. Lees was President and Chief Executive Officer of Canada Bread Company, Limited/Corporate Foods Limited from 1993 until 1999. Dr. Lees holds a Doctor of Philosophy in Food Science from University of Massachusetts, a Master of Science in Agriculture from Macdonald College, McGill University and a Bachelor of Science in Agriculture from Macdonald College.
      Frank Iacobucci has been Counsel to Torys LLP since September 2004. Prior to joining the Torys law firm, Mr. Iacobucci served as a Justice of the Supreme Court of Canada from 1991 until 2004. In September 2004, Mr. Iacobucci began serving as Interim President of the University of Toronto while the search for a new University President was being conducted. Mr. Iacobucci has been Chairman of Torstar Corporation, a Toronto Stock Exchange listed company, since 2004. Mr. Iacobucci is a member of the Ontario Bar Association and holds academic degrees from Cambridge University and University of British Columbia.
Our Executive Officers
       Paul D. House joined us as Vice-President of Marketing in 1985. In January of 1993, Mr. House was named Chief Operating Officer, and then President and Chief Operating Officer in 1995. Mr. House sits on the Board of Directors of Wendy’s and on the Board of Directors of The Tim Horton Children’s Foundation. Mr. House joined Dairy Queen Canada in 1972 and held various management positions until his promotion to Vice-President of Canadian Operations, responsible for the business in Canada. Mr. House holds a B.A. in Economics from McMaster University.
       Cynthia J. Devine joined us in November 2003 as Senior Vice President of Finance and Chief Financial Officer, responsible for overseeing accounting, financial reporting, financial planning and analysis, tax and information systems, for the Tim Hortons brand. She was promoted to Executive Vice President of Finance and Chief Financial Officer in April 2005. Prior to joining us, Mrs. Devine served as Senior Vice-President Finance for Maple Leaf Foods, a large Canadian food processing company and from 1999 to 2001 held the position of Chief Financial Officer for Pepsi-Cola® Canada. Mrs. Devine, a Chartered Accountant, holds an Honors Business Administration degree from the University of Western Ontario.

       David F. Clanachan joined us in 1992 and held various positions in the Operations Department until he was promoted to the position of Vice President, Operations—Western Ontario in 1997. Prior to that time, he was a Director of Operations for an international food company, with approximately 12 years of experience in the industry. In August 2001, he was promoted to the position of Executive Vice President of Training, Operations Standards and Research & Development. Mr. Clanachan is also our operations lead in our joint venture with IAWS. Mr. Clanachan holds a Bachelor of Commerce degree from the University of Windsor.
       William A. Moir joined us in 1990 as Vice President of Marketing, and was promoted to Executive Vice President of Marketing in 1997. Prior to joining us, Mr. Moir gained extensive marketing management experience, holding key positions with K-Tel, Shell Oil and Labatt Breweries. He is a Director and past Chairman of the Coffee Association of Canada, as well as a member of the Board of Directors of The Tim Horton Children’s Foundation. Mr. Moir holds an Honors Business degree from the University of Manitoba.
       Donald B. Schroeder joined us in 1991 as Vice President of Human Resources and International Development. He was named Executive Vice President of Administration in 1995, responsible for Human Resources, Administration, Manufacturing, Distribution and Purchasing. Mr. Schroeder is the President of The Tim Horton Children’s Foundation, a position he has held since 1991. Mr. Schroeder holds a Bachelor of Laws degree from the University of Western Ontario and a Master of Laws degree from Osgoode Hall Law School.
       Roland M. Walton joined us in 1997 as Executive Vice President of Operations, responsible for operations in both Canada and the U.S. His restaurant industry experience includes Wendy’s Canada, Pizza Hut® Canada and Pizza Hut USA. In 1995 Mr. Walton held the position of Division Vice President for Pizza Hut USA’s Central Division. Mr. Walton holds a Bachelor of Commerce degree from the University of Guelph.
Board Composition
       Pursuant to our certificate of incorporation, the authorized number of directors is between 8 and 15. The directors will be divided into three classes, designated as Class I, Class II and Class III. The members of each class will serve for a staggered, three-year term, except that Class I directors in the initial term immediately following this offering will serve for one year and Class II directors in the initial term immediately following this offering will serve for two years. Each director will be elected to serve until the election of the director’s successor at an annual meeting of stockholders for the election of directors for the year in which the director’s term expires or at a special meeting called for that purpose. The number of directors will be set exclusively by resolution of our board of directors.
       Our board of directors currently consists of eight directors. Mrs. Anderson and Mrs. Devine are designated as Class I and will serve for one year. Messrs. Schuessler, Pickett and Iacobucci are designated as Class II and will serve for two years. Messrs. Lauer, Lees and House are designated as Class III and will serve full three-year terms.
       Our long-term goal is that a substantial majority of the directors should be independent directors. A director will be designated as independent if he or she: (i) has no material relationship with us or our subsidiaries; (ii) satisfies the other criteria specified by NYSE listing standards; (iii) has no employee status or business conflict with us; and (iv) otherwise meets applicable independence criteria specified by law, regulation, exchange requirement or the board of directors. The board of directors has affirmatively determined that the following directors are independent under that definition:

David P. Lauer
David H. Lees
Frank Iacobucci
James V. Pickett

       In compliance with the NYSE listing standards, our board will annually conduct a self-evaluation to determine whether it is functioning effectively.
Audit Committee
       On February 1, 2006, our board of directors established an audit committee, composed of Messrs. Lauer (Chair), Lees and Pickett. Each member of the audit committee is independent as discussed above. Furthermore, the board of directors has affirmatively determined that each member of the audit committee is independent in accordance with the listing standards of the NYSE. The board of directors has determined that all of the audit committee members are financially literate and that each of Messrs. Lauer and Pickett is an audit committee financial expert as such term is defined by the SEC. Mr. Lauer currently serves on the audit committees of more than three public companies. The board of directors has further determined that such service does not impair Mr. Lauer’s ability to effectively serve on our audit committee.
       The audit committee’s functions will include providing assistance to the board of directors in fulfilling its oversight responsibility relating to our financial statements and the financial reporting process, compliance with legal and regulatory requirements, the qualifications and independence of our independent registered public accounting firm, our system of internal controls, the internal audit function, our code of ethical conduct, retaining and, if appropriate, terminating the independent registered public accounting firm, and approving audit and non-audit services to be performed by the independent registered public accounting firm. In compliance with the NYSE listing standards, our audit committee will annually conduct a self-evaluation to determine whether it is functioning effectively.
Other Committees
       Because we will be a “controlled company” within the meaning of the NYSE corporate governance standards, we will not be required to, and will not, have a compensation or nominating and governance committee.
       While we are a “controlled company,” Wendy’s nominating and corporate governance committee will identify and evaluate potential candidates for nomination as a director and recommend any such candidates to our board of directors. Potential candidates may be identified with the assistance of a paid outside search firm and evaluated according to the qualification criteria as set forth in our board’s governance guidelines as follows:

•	High personal and professional ethics, integrity, practical wisdom and mature judgment;

•	Board training and experience in business, government, education or technology;

•	Expertise that is useful to our company and complementary to the background and experience of other board members;

•	Willingness to devote the required amount of time to carrying out the duties and responsibilities of board membership;

•	Commitment to serve on the board over a period of several years to develop knowledge about our company and its operations;

•	Willingness to represent the best interests of all shareholders and objectively appraise management’s performance; and

•	Board diversity, and other relevant factors as the board may determine.

Board of Directors’ Compensation and Relationships
Compensation of Directors Who are not our Executive Officers
       Directors who are not our employees or employees of Wendy’s are paid $7,500 quarterly, plus $1,500 for each board meeting and $1,500 for each qualified audit committee meeting attended, including telephonic meetings, for all services, plus expenses. If more than one qualified meeting is held on the same day, a separate fee is paid for each meeting attended. Meetings of the audit committees are qualified meetings, as are meetings of any special committees established from time to time. In addition, the Chair of the audit committee is paid a retainer of $3,000 quarterly and members of the audit committee are paid a retainer of $750 quarterly. Directors who are not our employees or employees of Wendy’s are also reimbursed for expenses related to attendance at director education seminars attended pursuant to the board’s director education program.
       Directors who are not our employees or employees of Wendy’s will also receive an annual award of 2,730 formula restricted stock units under the 2006 Stock Incentive Plan. Formula restricted stock units will be awarded on May 1 of each year and one-third of the shares of each formula restricted stock unit grant will vest on each of the first two anniversaries of the grant date of the formula restricted stock units and the remainder will vest on November 1 following the second anniversary of the grant date.
Interlocks and Insider Participation
       Initially, compensation recommendations regarding our executive officers and directors will be made by the Wendy’s compensation committee. See “Management — 2006 Stock Incentive Plan” and “Management — Executive Annual Performance Plan.” Our board of directors may appoint a successor compensation committee after the completion of this offering. Except for Paul D. House, who serves as a director of Wendy’s, none of our executive officers serve on the compensation committee or board of directors of any other company of which any of the members of our board of directors is an executive officer.

Stock Ownership of Directors and Executive Officers
       All of our common stock is currently owned by Wendy’s, and thus none of our executive officers or directors currently owns our common stock. The treatment of all Wendy’s stock options, restricted stock units and other equity awards held by our employees is discussed below. See “—Treatment of Options, Restricted Stock and Restricted Stock Units of Wendy’s.” In an effort to further align employee and shareholder goals, we have established stock ownership guidelines, which encourage our officers to hold stock, vested restricted stock units and in-the-money stock options equal to their annual base salaries and officers expected to be designated as a “named executive officer”, as defined under U.S. securities laws, to hold stock, vested restricted stock units and in-the-money options equal to three times their annual base salaries. Officers will have four years from the completion of this offering to achieve these guideline amounts. Directors are expected to own stock with a value of at least 2.5 times their annual cash compensation and, in any event, appropriate to that director’s circumstances.
       The following table sets forth the beneficial ownership of common shares of Wendy’s held by our directors, the executive officers named in the Summary Compensation Table and all of our directors and executive officers as a group, as of February 22, 2006. Each director owns less than 1.0% of the outstanding common shares of Wendy’s. All of our current directors and executive officers as a group own less than 2.0% of outstanding common shares of Wendy’s. Except as otherwise noted, the individual director or executive officer (including his or her family members) had sole voting and investment power with respect to the common shares of Wendy’s.

		Amount and
		Nature of Beneficial
Title of Class	Name of Beneficial Owner	Ownership(1)(2)	Percent of Class

Common Shares of Wendy’s	John T. Schuessler	624,297	*
	Kerrii B. Anderson	306,996	*
	David P. Lauer	154,164	*
	James V. Pickett	94,208	*
	David H. Lees	—	—
	Frank Iacobucci	—	—
	Paul D. House	190,000	*
	Cynthia J. Devine	30,612	*
	William A. Moir	153,454	*
	Donald B. Schroeder	110,083	*
	Roland M. Walton	117,250	*
	All directors and executive officers as a group (12 persons)	1,781,064	1.4%

*	Less than 1%.

(1)	The amounts reflected in this table include common shares in which there is shared voting and investment power.

(2)	Includes stock options exercisable within 60 days following February 22, 2006 and restricted shares. Amounts do not include holdings of restricted stock units.

       The information regarding beneficial ownership is based on information furnished by each director or executive officer, or information contained in filings made with the SEC.

Executive Compensation
       The following table summarizes the compensation awarded or paid to, or earned by, the named executive officers during each of the last three fiscal years.
Summary Compensation Table

					Long-Term Compensation
					Awards

	Annual Compensation				Number of	Restricted
					Shares	Stock
				Other Annual	Underlying	Awards	All Other
Name and Principal Positions	Year	Salary	Bonus	Compensation	Options(1)	(US$)(2)	Compensation(3)

Paul D. House	2005	$551,850	$828,000	(4)	—	$1,245,550	$332,689
Chief Executive Officer	2004	$406,860	$927,000	(4)	66,000	$—	$331,367
and President	2003	$386,505	$1,109,225	(4)	72,000	$—	$290,699

Cynthia J. Devine	2005	$270,327	$462,000	(4)	—	$365,075	$39,355
Executive Vice President	2004	$229,125	$257,500	(4)	29,600	$—	$17,495
and Chief Financial	2003	$24,231	$101,000	(4)	—	$—	$1,022
Officer(5)

William A. Moir	2005	$278,404	$437,000	(4)	—	$365,075	$166,341
Executive Vice President,	2004	$265,588	$489,250	(4)	35,750	$—	$178,586
Marketing	2003	$250,513	$559,869	(4)	39,000	$—	$164,918

Donald B. Schroeder	2005	$278,404	$437,000	(4)	—	$365,075	$166,120
Executive Vice President,	2004	$265,964	$489,250	(4)	35,750	$—	$165,537
Administration	2003	$252,007	$494,869	(4)	39,000	$—	$167,687

Roland M. Walton	2005	$278,404	$437,000	(4)	—	$365,075	$88,499
Executive Vice President,	2004	$265,588	$489,250	(4)	35,750	$—	$98,440
Operations	2003	$250,513	$579,869	(4)	39,000	$—	$89,179

(1)	Options to acquire common shares of Wendy’s.

(2)	Our named executive officers were awarded restricted stock units of Wendy’s on May 1, 2005 under the terms of Wendy’s 2003 Stock Incentive Plan with a fair market value at grant date of US$42.95 per unit. At the time of the award, the restricted stock units could be settled only in common shares of Wendy’s and included dividend equivalent rights. In anticipation of this offering, our board of directors has approved our 2006 Stock Incentive Plan, see “Management — 2006 Stock Incentive Plan.” To further align the interests of our officers and employees with the interests of our contemplated stockholders, our board of directors authorized the conversion and substitution of restricted stock units to be issued under our 2006 Stock Incentive Plan for those existing restricted stock units held by officers and employees that were issued under the Wendy’s 2003 Stock Incentive Plan. The conversion remains subject to approval by Wendy’s compensation committee. We anticipate that the conversion, if approved, would occur prior to May 1, 2006, the first vesting date of the Wendy’s restricted stock units. The terms of the award provide that one-third of the shares of each restricted stock unit grant will vest on each of May 1, 2006 and May 1, 2007 and the remainder will vest on November 1, 2007. The vesting dates will be accelerated if we are involved in certain change-in-control transactions as specified in our 2006 Stock Incentive Plan, see “Management — 2006 Stock Incentive Plan.” If an officer’s employment is terminated for any reason other than death, disability or retirement, any remaining restricted stock units will be forfeited as of the date of such event. If an officer’s employment is terminated by reason of his or her death, disability or retirement, all remaining restricted stock units will vest as of the date of such termination. Dividends on restricted stock units, payable only as additional shares of common stock, will be paid on all restricted stock units outstanding as of the dividend payment date. The additional shares issued under the terms of the dividend equivalent rights will vest at the same time as the underlying shares.

The value of the restricted stock units (including dividends on the restricted stock units) issued under the Wendy’s 2003 Stock Incentive Plan held by the named executive officers as of the last trading day of fiscal 2005 (based on the closing price of Wendy’s common shares, US$55.26) was as follows:

	Number of
Name	Restricted Stock Units	Value (US$)

Mr. House	29,269	$1,617,405
Ms. Devine	8,578	$474,020
Mr. Moir	8,578	$474,020
Mr. Schroeder	8,578	$474,020
Mr. Walton	8,578	$474,020

(3)	The amounts shown in this column for each named executive officer consist of (i) contributions or other allocations to our defined contribution pension plan, (ii) the amount allocated to the account of each of the named executive officers under our supplemental executive retirement plan (SERP), (iii) executive health benefits paid by us for coverage for the named executive officers and (iv) life and accidental death or dismemberment insurance premiums, each as follows:

	Defined Contribution			Defined Contribution SERP
	Pension Plan			Allocation

Name	2005	2004	2003	2005	2004	2003

Paul D. House	$12,857	$11,000	$10,333	$307,247	$317,039	$278,194
Cynthia J. Devine	$12,484	$9,113	$969	$24,300	$6,138	$—
William A. Moir	$12,857	$10,637	$10,026	$150,884	$165,645	$153,665
Donald B. Schroeder	$12,857	$10,651	$10,086	$150,884	$151,407	$153,904
Roland M. Walton	$12,857	$10,637	$10,026	$74,118	$85,499	$76,981

				Life and Accidental Death or
	Executive Health			Dismemberment Insurance
	Benefits Paid by Us			Premiums

Name	2005	2004	2003	2005	2004	2003

Paul D. House	$1,095	$1,969	$945	$1,390	$1,359	$1,227
Cynthia J. Devine	$1,095	$945	$—	$1,476	$1,299	$53
William A. Moir	$1,095	$945	$—	$1,505	$1,359	$1,227
Donald B. Schroeder	$1,095	$2,120	$2,470	$1,284	$1,359	$1,227
Roland M. Walton	$—	$945	$945	$1,523	$1,359	$1,227

(4)	The aggregate amount of perquisites and other benefits received by each individual did not exceed the lesser of US$50,000 or 10.0% of the total annual salary and bonus of such individuals in 2003, 2004 or 2005.

(5)	Ms. Devine joined us in November 2003 as Senior Vice President of Finance and Chief Financial Officer. She was promoted to her current position in April 2005.

Options Granted in Last Fiscal Year
       Wendy’s granted no options in the last fiscal year to any of the named executive officers.
Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
       The following table sets forth information regarding each individual exercise of options with respect to common shares of Wendy’s made during the last fiscal year by each of the named executive officers.

			Number of Securities
			Underlying Unexercised		Value of Unexercised
			Options at		In-the-Money Options at
	Shares		Fiscal Year-end (#)		Fiscal Year-end(US$)(2)(3)
	Acquired on	Value Realized
Name	Exercise(1)	(US$)	Exercisable	Unexercisable	Exercisable	Unexercisable

Paul D. House	247,198	$6,283,130	190,000	$—	$3,479,050	$—
Cynthia J. Devine	—	$—	29,600	$—	$444,685	$—
William A. Moir	73,675	$1,464,898	152,454	$—	$3,132,476	$—
Donald B. Schroeder	65,888	$928,331	110,083	$—	$2,042,288	$—
Roland M. Walton	89,826	$1,752,207	124,250	$—	$2,448,141	$—

(1)	Common shares of Wendy’s.

(2)	Based on the fiscal year-end 2005 closing price of US$55.26 per share.

(3)	All values as shown are pretax.
Treatment of Options, Restricted Stock and Restricted Stock Units of Wendy’s
       Our employees will have the right to exercise their vested stock options of Wendy’s in accordance with the terms of the stock option plan of Wendy’s under which they were granted and the terms of their respective grants. Restricted stock and restricted stock units granted in 2005 under plans of Wendy’s will continue to vest while the respective employee remains employed by us. To further align the interests of our officers and employees with the interests of our contemplated stockholders, our board of directors authorized the conversion and substitution of restricted stock units to be issued under our 2006 Stock Incentive Plan for those existing restricted stock units held by officers and employees that were issued under the Wendy’s 2003 Stock Incentive Plan. The conversion remains subject to approval by Wendy’s compensation committee. We anticipate that the conversion, if approved, would occur prior to May 1, 2006, the first vesting date of the Wendy’s restricted stock units. If the conversion occurs, we anticipate that the terms of each restricted stock unit award under our 2006 Stock Incentive Plan would be similar to the terms of the Wendy’s restricted stock unit award.
       Wendy’s restricted stock units can be settled only in common shares of Wendy’s and include dividend equivalent rights. These units generally vest on May 1, 2006, May 1, 2007 and November 1, 2007. These vesting dates may be accelerated if Wendy’s is involved in certain change-in-control transactions. If a grantee’s employment is terminated for any reason other than death, disability or retirement, the units will be canceled as of the date of such termination. If the grantee’s employment is terminated by reason of his or her death, disability or retirement, the units will immediately vest.
2006 Stock Incentive Plan
       Our board of directors has approved the Tim Hortons Inc. 2006 Stock Incentive Plan (the “2006 Plan”). The 2006 Plan is an omnibus plan, designed to allow for a broad range of equity-based compensation awards, which will afford our board flexibility to compensate management and employees in the future. It is the current intention of the board to primarily use restricted stock units with dividend equivalent rights. We believe equity compensation aligns the interests of employees and non-employee directors with the interests of our other stockholders. The 2006 Plan is intended to accomplish three major objectives:

•	encourage the judgment, initiative and efforts of employees and non-employee directors toward our continuing success;

•	increase stock ownership levels of key employees and non-employee directors; and

•	assist us in attracting, retaining and motivating key employees and non-employee directors.
       Key employees may include not only our executive officers but also other officers or employees who are able to contribute significantly to our success and growth.
       The following is a brief summary of the material provisions of the 2006 Plan, which summary is qualified in its entirety by reference to the full text of the 2006 Plan, which is attached as an exhibit to the registration statement of which this prospectus is a part.
       The 2006 Plan provides for equity compensation awards in the form of stock options, restricted stock, formula restricted stock units, stock units, stock appreciation rights, dividend equivalent rights, performance awards and share awards (collectively, “Awards”) to eligible employees and directors of us or our subsidiaries.

       The 2006 Plan authorizes up to 2,900,000 shares of common stock for grants of Awards. The common stock offered under the 2006 Plan may be authorized but unissued shares, treasury shares or any combination thereof. To the extent any Award based on common stock expires or terminates without having been exercised in full, is forfeited or is settled in cash, the common stock subject to that Award will be available for other Awards. Also, to the extent an option is exercised by tendering common stock as payment of the exercise price and/or required tax withholding, the maximum number of shares of common stock available under the 2006 Plan will be increased by the number of shares so tendered. The 2006 Plan provides that the maximum number of shares of common stock for which Awards may be granted to any single participant in any calendar year may not exceed 250,000 for performance shares and 250,000 for options and stock appreciation rights, collectively. The dollar amount of cash or the fair market value of common stock that any single participant may receive in any calendar year for performance units denominated in dollars may not exceed US$4,000,000.
       Fair market value under the 2006 Plan is equal to the mean of the high and low prices at which shares of our common stock were traded on the TSX on the relevant date. The 2006 Plan provides that the number of shares of common stock issuable to insiders (as defined under Canadian securities laws), at any time, under all security-based compensation arrangements may not exceed 10% of the issued and outstanding shares of common stock and that the number of shares of common stock issued to insiders, within any one year period, under all security-based compensation arrangements may not exceed 10% of the issued and outstanding shares of common stock.
       The 2006 Plan will initially be administered by the board of directors. Until our board of directors appoints a successor committee, which will consist of not less than three members of our board, Wendy’s compensation committee shall serve in an advisory role to our board of directors, and may make recommendations relating to the administration of the 2006 Plan. Our board of directors and the successor committee are referenced in this description as the “Committee”. Each member of the successor Committee will be a non-employee director (within the meaning of Securities and Exchange Commission Rule 16b-3) and will satisfy any applicable stock exchange requirements.
       The Committee has the authority to determine the individuals, including foreign nationals, to whom, and the time or times at which, Awards will be granted, the number of shares of common stock to be subject to each grant, the terms and conditions of each Award, and the duration of leaves of absence that may be granted to participants without constituting a termination of their employment for purposes of the 2006 Plan. However, Wendy’s compensation committee will have the ability to recommend director and officer compensation amounts and awards to our board of directors until a successor committee of our board of directors is appointed. Our board must comply with its fiduciary obligations in approving any officer or director compensation recommendations made by Wendy’s compensation committee.
       The Committee cannot make any adjustment (other than in connection with a stock dividend, recapitalization or other transaction where an adjustment is permitted or required under the terms of the 2006 Plan) or amendment where the adjustment or amendment would reduce or have the effect of reducing the exercise price of an option or stock appreciation right previously granted under the 2006 Plan, whether through amendment, cancellation, replacement grants or other means, unless our stockholders have approved the adjustment or amendment.

Awards Available Under the 2006 Plan
       Restricted Stock. The 2006 Plan provides for Awards of restricted stock, which will contain such restrictions, terms and conditions as the Committee shall determine. Unless the Committee determines otherwise, the grantee of an Award of restricted stock will have the right to vote the shares and to receive all dividends and other distributions on the shares prior to vesting. However, the Committee may, in its discretion, determine that dividends on the restricted stock will be deferred until the lapsing of the restrictions imposed on the shares and either held in cash or reinvested in shares of restricted stock.
       Formula Restricted Stock Units. Each non-employee director will be granted 2,730 formula restricted stock units under the 2006 Plan on May 1 of each year (the “Formula Restricted Stock Units”). One-third of the shares of each Formula Restricted Stock Unit grant will vest on each of the first two anniversaries of the grant date of the Formula Restricted Stock Units and the remainder will vest on November 1 following the second anniversary of the grant date. The grantee of an award of Formula Restricted Stock Units will have the right to receive dividends and other distributions on the shares prior to vesting. However, any dividends or distributions paid in cash will be reinvested in our common stock, and all such reinvested dividends and distributions will be deferred until the lapsing of the restrictions imposed on the Formula Restricted Stock Units in respect of which the dividends and distributions were paid.
       Stock Units. The Committee may make Awards of stock units under the 2006 Plan, which will represent the right of the grantee to receive a payment upon vesting or on any later date specified by the Committee equal to the fair market value of common stock as of the date the stock unit was granted, the vesting date or any other date as determined by the Committee. The Committee may place a limitation on the amount payable in respect of each stock unit at the time of grant and may provide for the settlement of stock units in cash or in shares of common stock.
       Stock Options. The 2006 Plan provides for both incentive stock options as defined under Section 424 of the Internal Revenue Code (“ISOs”) and non-qualified stock options (“Non-Qualified Options” and collectively with ISOs, “Options”). The 2006 Plan provides that the purchase price for all common stock covered by each Option granted cannot be less than 100.0% of the fair market value of the common stock on the date of grant. In the case of any ISO granted to an individual who, on the effective date of grant, owns shares possessing more than 10.0% of our total combined voting power, the exercise price per share must be at least 110.0% of the fair market value of the common stock on the date of grant.
       The purchase price for common stock covered by an Option must be paid in full at the time of exercise of the Option by cash or cheque, by the delivery of our common stock having a fair market value on the date of exercise equal to the exercise price or by tender of other property acceptable to the Committee.
       No individual may be granted ISOs under the 2006 Plan if the grant would cause the aggregate fair market value (determined as of the date the ISOs are granted) of the common stock with respect to which ISOs are exercisable for the first time by the optionee during any calendar year under all stock option plans maintained by us and our subsidiaries to exceed US$100,000.
       The Committee has the authority to determine the term of an Option, up to a maximum of 10 years, and each Option will be exercisable as determined by the Committee. The Committee may accelerate the exercisability of an Option at any time.
       At any time after an Option granted under the 2006 Plan becomes exercisable, the Committee has the right, in its sole discretion and without the consent of an optionee, to cancel the Option and pay to the optionee the excess of the fair market value of the common stock covered by the Option over the option exercise price at the date the Committee provides written notice of its intention to exercise the right. Such amount may be paid in cash, our common stock or a combination thereof, as the Committee may determine. To the extent payment is made in common stock, the number of such shares of common stock will be determined by dividing the amount of the payment to be made by the fair market value of the common stock on the date of the notice of election to the optionee.
       Stock Appreciation Rights. A stock appreciation right (“SAR”) may be granted under the 2006 Plan either alone or in conjunction with an Option. A SAR related to an Option generally terminates upon the expiration, forfeiture or exercise of the related Option, and is exercisable only to the extent that the related Option is exercisable. The Committee will determine the exercisability, vesting and duration of a SAR unrelated to an Option, provided that the maximum term of a SAR may not exceed 10 years.
       Upon the exercise of a SAR related to an Option, the related Option will be canceled to the extent of the number of shares for which the SAR is exercised. Upon exercise of a SAR, the grantee will receive cash, common stock, or a combination of both equal to (1) the excess of the fair market value of common stock on the date the SAR was granted or, if the SAR is related to an Option, the option price, times (2) the number of shares as to which the SAR is being exercised. At the time of grant, the Committee may place a limitation on the amount payable upon exercise of a SAR.
       Performance Shares. Performance shares are shares of common stock issued to eligible individuals under the 2006 Plan, which shares will become vested on the terms, conditions and satisfaction of Performance Objectives (as defined and described below) as the Committee may determine. Unless the Committee determines otherwise, the grantee of an award of performance shares will have the right to vote the performance shares and to receive all dividends and other distributions on the performance shares prior to vesting. However, the Committee may, in its discretion, determine that dividends on the performance shares will be deferred until the lapsing of the restrictions imposed on the performance shares and either held in cash or reinvested in performance shares.
       Performance Objectives. Performance objectives applicable to performance shares or performance units may be expressed in terms of earnings per share, earnings (which may be expressed as earnings before specified items), return on assets, return on invested capital, revenue, operating income, cash flow, total stockholder return or any combination thereof and may be in respect of the performance, any of our subsidiaries, operating units or combination thereof (the “Performance Objectives”). The Committee has the power to modify the Performance Objectives after they have been established as may be appropriate, including, for example, to reflect specified corporate transactions, accounting or tax law changes and other extraordinary or nonrecurring events. However, no modification may be made if it would adversely affect the treatment of any performance award designated by the Committee as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code and the regulations thereunder. Prior to the lapse of restrictions on performance shares or the payout in respect of performance units designated as performance-based compensation, the Committee must certify the extent to which the Performance Objectives have been satisfied.
       Performance Units. The value of a performance unit may be denominated in shares of common stock or a specified dollar amount. Each performance unit will represent the right to receive, in the case of share-denominated units, the fair market value of a share (or a percentage thereof (which may be more than 100.0%) depending on the level of Performance Objective attainment) on the date the performance unit was granted, the date the performance unit became vested or any other date specified by the Committee or, in the case of dollar-denominated units, the specified dollar amount (or a percentage thereof (which may be more than 100.0%) depending on the level of Performance Objective attainment). At the time of grant, the Committee may place a limitation on the maximum amount payable in respect of a vested performance unit. Payment may be made in common stock, cash, or a combination thereof, including restricted stock if the Committee so determines at the time of grant.
       Dividend Equivalent Rights. Dividend equivalent rights may be granted in conjunction with another Award or as a separate Award. Grantees of dividend equivalent rights will be entitled to receive payments in single or multiple installments, as determined by the Committee, equivalent to all or some portion of the cash dividends payable with respect to common stock (as specified in the applicable Award agreement). Payments may be made in cash, common stock or a combination thereof. Amounts payable in respect of dividend equivalent rights may be payable currently or, if applicable, deferred until the lapsing of restrictions on the dividend equivalent rights or until the vesting, exercise, payment, settlement or other lapse of restrictions on the Award to which the dividend equivalent rights relate. If the amounts payable are deferred, the Committee will determine whether the deferred amounts are to be held in cash, reinvested in shares or deemed notionally to be reinvested in shares.

Share Awards
       The Committee may grant an Award of common stock as additional compensation for services rendered or in lieu of cash or other compensation to which an eligible employee or non-employee director is entitled. Grants of share awards will be made on the terms and conditions as the Committee may determine in its discretion.

Performance-Based Compensation
       Unless otherwise provided in an Award agreement, each Option and SAR, and if designated in an Award agreement, each performance share and performance unit granted under the 2006 Plan is intended to constitute “performance-based compensation” within the meaning of Section 162(m)(4)(c) of the Code and the regulations thereunder. The Committee will not be entitled to exercise any discretion otherwise authorized under the 2006 Plan with respect to Awards intended to constitute performance-based compensation if the ability to exercise or the exercise of the discretion would cause the compensation attributable to the Awards to fail to qualify as performance-based compensation.

Deferral of Payments or Vesting
       The Committee may provide for the deferral of the issuance or vesting in common stock or the payment of cash in respect of an Award granted under the 2006 Plan. The terms of any such deferral will be set forth in the applicable Award agreement.

Amendment and Termination
       Our board may amend or terminate the 2006 Plan at any time. However, the board cannot change any Award in a manner that will impair the rights of the grantee therein without the consent of that grantee.

Change in Control
       The 2006 Plan provides that in the event of a “Change in Control” (as defined in the 2006 Plan), all Options and SARs will become immediately exercisable, the restrictions applicable to outstanding restricted stock will lapse, and stock units will become fully vested. In addition, unless the Committee determines otherwise, all restrictions on outstanding performance shares will lapse, and outstanding performance units will become vested, in each case as if all Performance Objectives had been satisfied at the highest level by us and the grantee. In addition, regarding performance units, unless the Committee determines otherwise, the grantee will be entitled to receive a cash payment within 10 days after the Change in Control in respect of the performance units that become vested as a result of a Change in Control.

Adjustments
       The 2006 Plan provides that the Committee will determine the appropriate adjustments, if any, to outstanding Awards and the shares available for future Awards in connection with a reclassification, recapitalization, merger, consolidation, reorganization, spin-off, split-up, issuance of warrants or rights or debentures, stock dividend, stock split, reverse stock split, cash dividend, property dividend, combination or exchange of shares, repurchase of shares, change in corporate structure or otherwise (a “Change in Capitalization”). Adjustments may be made to the number and class of our common stock or other stock or securities which are subject to outstanding Awards granted under the 2006 Plan, the maximum number and class of our common stock or other stock or securities which may be granted under the 2006 Plan or to any individual in any calendar year, and the Performance Objectives applicable to performance shares and performance units. If the grantee of an Award is entitled to new, additional or different shares of our securities or any other corporation by reason of a Change in Capitalization, the new, additional or different shares will be subject to all of the conditions, restrictions and performance criteria that were applicable to the common stock subject to the Award prior to the Change in Capitalization.
       In the event we are involved in a liquidation, dissolution, merger or consolidation (a “Transaction”), outstanding Awards will be treated as provided for in the agreement entered into in connection with the Transaction or, if not so provided in the agreement, grantees will be entitled to receive the same consideration that each holder of one of our shares of common stock was entitled to receive in the Transaction in respect of a share of common stock. However, the consideration will remain subject to all of the conditions, restrictions and performance criteria which were applicable to the Awards prior to the transaction.

Transferability
       Awards granted under the 2006 Plan are generally non-transferable and, in the case of Options and SARs, may be exercised, during a grantee’s lifetime, only by the grantee. However, in the case of Options, if the grantee becomes incapacitated or if the option agreement so provides, the optionee’s legal representative or estate may exercise the Option or SAR.

Termination of Employment
       The 2006 Plan contains provisions concerning the treatment of Awards upon termination of employment. These provisions will apply unless the Committee determines otherwise in an applicable Award agreement.
       Under these provisions, if a grantee dies or becomes disabled, the grantee’s Options and SARs will become immediately exercisable and may be exercised for a period of one year following death or disability (but in no event beyond the maximum term of the Option or SAR). The grantee’s performance shares and performance units will remain outstanding, and the grantee will be entitled to a pro rata portion of the payment otherwise payable in respect of the performance shares or units on the date the performance shares or units would have been paid if the grantee had remained employed with us or a subsidiary. Finally, the grantee’s restricted stock, stock units and Formula Restricted Stock Units will become immediately vested.
       If a grantee who is a non-employee director retires after attaining age 55 with at least three years of service as a director, the grantee’s Formula Restricted Stock Units will become immediately vested. The Committee will have the authority to provide for accelerated vesting of equity compensation awards made under the 2006 Plan to employees who retire and to establish the definition of retirement.
       If a grantee’s employment with us is terminated without cause in connection with a disposition of one or more restaurants or other assets by us or our subsidiaries, or in connection with a sale or other disposition of a subsidiary, the grantee’s Options and SARs will remain outstanding for one year (but in no event beyond the maximum term of the Option or SAR) and unvested Options and SARs will continue to vest in accordance with the applicable vesting schedule. The grantee’s performance shares and performance units will remain outstanding, and the grantee will be entitled to a pro rata portion of the payment otherwise payable in respect of the performance shares or units on the date the performance shares or units would have been paid if the grantee had remained employed with us or a subsidiary. Finally, the grantee’s restricted stock and stock units will become immediately vested.
       If a grantee’s employment with us or our subsidiaries terminates for any reason other than those described above, all Awards the grantee holds will be forfeited immediately unless otherwise determined by the Committee at any time prior to or after termination with the grantee’s consent, except any vested Options or SARs the grantee holds will remain exercisable for a period of 30 days following termination of employment.

Forfeiture for Misconduct
       If a grantee has used for profit or disclosed to unauthorized persons our or our subsidiaries’ confidential information or trade secrets, breached any contract with or violated any fiduciary obligation to us or our subsidiaries, or engaged in unlawful trading in our securities or securities of another company based on information gained as a result of that grantee’s employment or directorship with us or our subsidiaries, all Awards the grantee holds will automatically be forfeited, unless the Committee determines otherwise.

Tax Withholding
       If a grantee recognizes taxable income in connection with the receipt of common stock or cash under the 2006 Plan, the grantee will pay the federal, state, provincial and local income taxes and other amounts required by law to be withheld by us in connection with the receipt prior to the issuance of the shares or payment of the cash. The grantee may elect to have us withhold a portion of the shares of common stock issuable with a fair market value equal to the amount of withholding taxes in satisfaction of the obligation to pay the withholding taxes.

Tax Treatment Upon a Change in Control
       If Options under the 2006 Plan vest or are paid on an accelerated basis upon a Change in Control, some or all of the value of that acceleration may be considered an “excess parachute payment” under 280G of the Internal Revenue Code, which would result in the imposition of a 20.0% federal excise tax on the recipients of the excess parachute payments and a loss of our deduction for the excess parachute payments.

Performance Based Compensation
       Section 162(m) of the Internal Revenue Code disallows a federal income tax deduction for certain compensation in excess of US$1.0 million per year paid to each of our chief executive officer and four other most highly compensated executive officers. Compensation that qualifies as “performance-based compensation” is not subject to the US$1.0 million limit. It is anticipated that, in general, the Committee will operate the 2006 Plan in a manner designed to avoid loss of our tax deduction relating to Options because of Section 162(m).
Anticipated Stock Ownership of Directors and Officers
       At the completion of this offering, none of our officers or directors will have received any awards of our common stock or restricted share units; however, certain of our directors and officers intend to purchase shares of common stock in this offering through our directed share program. See “Underwriting.” We expect that each of our officers and directors will be awarded restricted share units in amounts recommended by the Wendy’s compensation committee and determined by our board of directors within months after the completion of this offering. All such awards will be made under the 2006 Plan.
Executive Employment Agreements
       We have not entered into any employment agreements with any executive officers.
Executive Annual Performance Plan
      On February 24, 2006, our board of directors approved our Executive Annual Performance Plan. The purpose of the plan is to enhance our ability to attract, motivate, reward and retain key employees, to strengthen their commitment to our success and to align their interests with those of our stockholders by providing additional compensation, in the form of cash awards, based on the achievement of stated performance objectives.
      The following is a summary of the plan, including the performance goals, which summary is qualified in its entirety by reference to the full text of the plan, which is attached as an exhibit to the registration statement of which this prospectus is a part.
      The plan will initially be administered by our board of directors. Our chief executive officer will also play a role in administering the plan. Until our board of directors appoints a successor committee, which will consist of not less than three members of our board, Wendy’s compensation committee shall serve in an advisory role to our board of directors, and may make recommendations relating to the administration of the plan. Our board of directors and the successor committee are referenced in this description as the “Committee.” The Committee has full authority to establish and interpret rules and regulations relating to the plan, to determine the performance objectives for each participant and to make all other determinations and take all other actions necessary or appropriate for the proper administration of the plan.
      Generally, all of our officers (including officers of our subsidiaries) are eligible to participate in the plan for any fiscal year. However, participation is limited to those officers selected each fiscal year by our chief executive officer after discussion with the Committee.
      For each fiscal year, the Committee will determine our and/or the applicable operating unit’s performance objectives. Our chief executive officer will determine the award opportunities for each participant. Performance objectives may be expressed in terms of (i) earnings per share, (ii) earnings (which may be expressed as earnings before specified items), (iii) return on assets, (iv) return on invested capital, (v) revenue, (vi) operating income, (vii) cash flow, (viii) total shareholder return or (ix) any combination of the foregoing. Performance objectives may be expressed as a combination of our and/or operating unit performance objectives, may be absolute or relative (to prior performance or to the performance of one or more other entities or external indices) and may be expressed in terms of a progression within a specified range.
      Generally, a participant earns an award for a fiscal year based on our and/or the applicable operating unit’s achievement of the applicable performance objectives.
      The Committee may provide for the manner in which performance will be measured against the performance objectives or adjust the performance objectives to reflect the impact of specified corporate transactions (such as a stock split or stock dividend), special charges, accounting or tax law changes and other extraordinary or nonrecurring events.
      As soon as practicable after the close of a fiscal year after the determination of our and our operating units’ performance for a fiscal year, each award to the extent earned will be paid in a single lump sum cash payment, although a participant may elect to defer all or a portion of an award if permitted by a deferred compensation plan adopted by, or an agreement entered into with, us. Generally, no award is payable to a participant unless the participant is employed by us or one of our subsidiaries on the payment date. However, if a participant’s employment is terminated by reason of the participant’s death, disability or retirement after age 55 with 10 years of continuous service with us, the participant will be entitled to a pro-rata portion of the award otherwise payable for that year. Upon a “change in control” (as defined in the plan), the minimum award payable to each participant for the year in which the change in control occurs will be the greatest of (i) the award or bonus paid to the participant for the prior year, (ii) the award amount payable assuming the target level of the performance objectives is achieved and (iii) the award that would be payable based on our actual performance through the date of the change in control.
      In addition, if following a change in control and prior to the payment of awards for the fiscal year in which the change in control occurs, a participant’s employment is terminated by us without “cause” or by the participant for “good reason” (as such terms are defined in the plan), the participant will be entitled to the award otherwise payable for the fiscal year had the participant remained employed with us through the payment date of awards for such year. Further, if a participant’s employment is terminated without cause prior to a change in control, but the participant can reasonably demonstrate that the termination (i) was at the request of a third party who has indicated an intention or taken steps reasonably calculated to effect a change in control or (ii) otherwise arose in connection with, or in anticipation of, a change in control, the termination will be treated as if it occurred after a change in control, if a change in control actually occurs.
      The plan also permits our chief executive officer, after consultation with the Committee, to make discretionary cash incentive awards to employees selected by, and in amounts determined by, the chief executive officer.
      Our board of directors may amend or terminate the plan at any time, other than through and including the fiscal year in which a change in control occurs (i) at the request of a third party who has indicated an intention or taken steps reasonably calculated to effect a change in control or (ii) otherwise in connection with, or in anticipation of, a change in control. In addition, no amendment or termination may affect any award made under the plan prior to such amendment or termination.
Limitation of Liability and Indemnification Matters
       As permitted under Delaware law, we have included in our certificate of incorporation and by-laws provisions to generally eliminate the personal liability of our directors for monetary damages for breach or alleged breach of their fiduciary duties as directors. These provisions do not, however, eliminate or limit liability of a director for a breach of the duty of loyalty, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, for any transaction from which a director derived an improper personal benefit and for other specified actions. In addition, our certificate of incorporation and by-laws provide that we are required to indemnify our officers and directors under a number of circumstances, and we are required to pay expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified in advance of a final determination of their entitlement to indemnification. We are not currently aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent of ours in which indemnification would be required or permitted. We believe these indemnification provisions are necessary to attract and retain qualified persons as directors and officers.
      We expect to enter into indemnification agreements with our directors, executive officers and with certain other officers and employees (including officers and employees of our subsidiaries). The indemnification agreements will generally require that we indemnify and hold an indemnitee harmless to the greatest extent permitted by law for liabilities arising out of the indemnitee’s service to us as a director, officer or employee, if the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to our best interests and, with respect to criminal proceedings, if the indemnitee had no reasonable cause to believe that his or her conduct was unlawful. The indemnification agreements will also provide for the advancement of defense expenses by us.
      The foregoing is a summary of the indemnification agreements and is qualified in its entirety by reference to the full text of the indemnification agreements, samples of which are attached as exhibits to the registration statement of which this prospectus is a part.
       Insofar as indemnification for liabilities arising under the Securities Act may be granted to directors, officers or persons controlling us under the foregoing provision, we have been informed that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PRINCIPAL STOCKHOLDER
       After completion of this offering, Wendy’s will own of record and beneficially 84.65% of our outstanding shares of common stock (82.75% if the underwriters exercise their over-allotment option in full).
       Under applicable provisions of the Delaware General Corporation Law and our certificate of incorporation, Wendy’s will be able, acting alone, to elect our entire board of directors and approve any action requiring stockholder approval. Except for Wendy’s, we are not aware of any person or group that will beneficially own more than 5.0% of the outstanding shares of our common stock following this offering. The address of Wendy’s principal executive office is P.O. Box 256, 4288 West Dublin-Granville Road, Dublin, Ohio 43017-0256.

OUR RELATIONSHIP WITH WENDY’S
General
       Prior to this offering, we were operated as a wholly-owned subsidiary of Wendy’s. Immediately following this offering, Wendy’s will continue to own of record and beneficially 84.65% of our common stock, or 159,952,977 shares. If the underwriters exercise their over-allotment option in full, immediately following this offering, Wendy’s will own of record and beneficially 82.75% of our common stock. As long as Wendy’s continues to control more than 50.0% of the combined voting power of our common stock, Wendy’s will continue to have the power acting alone to approve any action requiring a vote of the majority of our voting shares and to elect all of our directors.
Historical Relationship with Wendy’s
       We have been a wholly-owned subsidiary of Wendy’s since our merger with Wendy’s in December 1995. As a result, in the ordinary course of our business, we have received various services provided by Wendy’s, including insurance, risk management, information technology, tax, financial services, shared benefits administration, payroll and external financial reporting. Wendy’s has also provided us with the services of a number of its executives and employees. Our historical consolidated financial statements include allocations to us by Wendy’s of its costs related to these services. These cost allocations have been determined on a basis that we and Wendy’s consider to be reasonable reflections of the use of services provided or the benefit received by us. On a pre-tax basis, these allocations totalled $12.9 million in fiscal 2003, $13.3 million in fiscal 2004 and $19.3 million in fiscal 2005.
Wendy’s as Our Controlling Stockholder
       As long as Wendy’s continues to control more than 50.0% of the combined voting power of our common stock, Wendy’s will be able to direct the election of all of the members of our board and exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional common stock or other equity securities, and the payment of dividends with respect to our common stock. Similarly, Wendy’s will have the power to determine matters submitted to a vote of our stockholders without the consent of our other stockholders, will have the power to prevent a change in control of our company and will have the power to take other actions that might be favourable to Wendy’s but unfavourable to us.
       Wendy’s has informed us that it intends to spin-off its remaining ownership interest in us to its common shareholders by means of a special dividend to its common shareholders as soon as practical, but which is expected 9 to 18 months after the completion of this offering, depending on market conditions. Beneficial ownership of at least 80.0% of the total voting power and value of our outstanding common stock is required for Wendy’s to continue to include us in its consolidated group for federal income tax purposes, and beneficial ownership of at least 80.0% of the total voting power and 80.0% of each class of nonvoting capital stock is required for Wendy’s to effect a tax-free spin-off or certain other tax-free transactions relating to us. As a result, we cannot be sure how long Wendy’s will own our common stock following this offering.
Agreements Between Wendy’s and Us
       This section provides a summary description of agreements between Wendy’s and us relating to this offering and our relationship with Wendy’s after this offering. The description of the agreements is not complete and, with respect to each such agreement, is qualified by reference to the terms of the agreement, each of which will be filed as an exhibit to the registration statement of which this prospectus is a part. We encourage you to read the full text of these agreements. We will enter into these agreements with Wendy’s immediately prior to the completion of this offering;

accordingly, we will enter into these agreements with Wendy’s in the context of our relationship as a wholly-owned subsidiary of Wendy’s. The prices and other terms of these agreements may be less favourable to us than those we could have obtained in arm’s-length negotiations with unaffiliated third parties for similar services or under similar agreements.
Overview
       The master separation agreement will contain many of the key provisions related to our separation from Wendy’s, this offering and the potential distribution of our common stock to Wendy’s common shareholders in the spin-off or otherwise. The other separation agreements will govern certain aspects relating to the separation and various interim and ongoing relationships between Wendy’s and us following the completion of this offering. These other agreements are:

•	the registration rights agreement;

•	the shared services agreement; and

•	the tax sharing agreement.
Master Separation Agreement
       The master separation agreement will contain the key provisions related to our separation from Wendy’s, this offering and the spin-off of our common stock held by Wendy’s to its shareholders following completion of this offering. All of Wendy’s and our covenants and agreements in the master separation agreement will survive indefinitely.
       Ownership of Assets. After the completion of this offering, if it is discovered that Wendy’s has title to, or an interest in, any asset that is used exclusively or held for use exclusively in our business, as it existed at the completion of the offering, we and Wendy’s will cooperate to transfer such asset to us. Likewise, if it is discovered that we had at the completion of this offering title to, or an interest in any asset other than those used or held for use exclusively in our business, as it existed at the completion of this offering, we and Wendy’s will cooperate to transfer such asset to Wendy’s.
       The Spin-off. Wendy’s has advised us that it intends to spin-off its remaining ownership interest in us to its common shareholders by means of a special dividend to its common shareholders as soon as practical, but which is expected 9 to 18 months after the completion of this offering, depending on market conditions. Wendy’s has the sole discretion to determine the timing, form, structure and all other terms of any transactions to effect the spin-off. Without our prior written consent, Wendy’s will not effect the spin-off of the shares of our common stock it owns to its shareholders unless Wendy’s has obtained a private letter ruling from the U.S. Internal Revenue Service or an opinion of legal counsel, in either case reasonably acceptable to the Wendy’s board of directors, to the effect that (i) Wendy’s will recognize no gain or loss (and no amount will be included in its income) upon the spin-off under Section 355 of the U.S. Internal Revenue Code and (ii) no gain or loss will be recognized by (and no amount will be included in the income of) the U.S. shareholders of Wendy’s upon their receipt of our common stock pursuant to the spin-off. See “Risk Factors—Risks Related to Our Relationship with Wendy’s—Your investment in our common stock may be adversely affected if Wendy’s does not spin-off its ownership of our common stock.”
       If Wendy’s determines to effect the spin-off (or any other transaction to effect our separation from Wendy’s), we will be required by the master separation agreement to cooperate with Wendy’s in all respects to accomplish the spin-off or other transaction and to promptly take any and all actions necessary or desirable to effect the spin-off or other transaction.

       Financial Reporting. We have agreed that, for so long as Wendy’s is required to consolidate our results of operations and financial position, we will:

•	maintain the same fiscal year as Wendy’s;

•	deliver annual and other budgets, financial and other projections and monthly financial reports to Wendy’s;

•	provide to Wendy’s an opportunity for preliminary review of any reports or other information that we send to our stockholders or file with the SEC or any securities exchange, as well as any press releases regarding annual and quarterly earnings and interim financial guidance;

•	cooperate, and use commercially reasonable efforts to cause our auditors to cooperate, to the extent reasonably requested by Wendy’s in connection with the preparation of Wendy’s financial statements and other information provided to the public, the SEC or any securities exchange by Wendy’s;

•	unless required by law, use the auditors (and lead audit partners) directed by Wendy’s; and

•	unless required by law, to the extent requested by Wendy’s, keep our accounting practices and principles consistent with those of Wendy’s.
We have also agreed that, for so long as Wendy’s is required to account for its investment in our company under the equity method of accounting, we will provide annual financial statements and related information to Wendy’s prior to their inclusion in Wendy’s financial statements and consistent with Wendy’s financial statement presentation.
       Contractual Restrictions. So long as Wendy’s owns at least 50.0% of the total voting power of our outstanding stock generally entitled to elect our directors, we will not:

•	without prior written consent of Wendy’s, take any action limiting the rights of Wendy’s as our stockholder (including limiting its rights to transfer shares of our stock it owns);

•	without prior written consent of Wendy’s, issue any shares of our capital stock, or any rights, warrants or options to acquire our capital stock, if the issuance would cause Wendy’s to own less than 80.0% of the total voting power of all classes of our outstanding capital stock generally entitled to elect our directors (if Wendy’s owned more than 80.0% of our common stock before such issuance) or 50.1% of the total voting power of all classes of our outstanding capital stock entitled to vote generally in the election of directors (if Wendy’s owned less than 80.0% of our common stock before such issuance); or

•	take any action, or fail to take any action, to the extent such action or failure could reasonably result in Wendy’s being in breach or default under a contract of which Wendy’s has notified us.
       For so long as Wendy’s is required to consolidate our results of operations and financial position, we may not incur any additional indebtedness if the incurrence of indebtedness either (i) will cause Wendy’s to be in breach or default under any contract or agreement, (ii) were reasonably likely, in Wendy’s reasonable opinion, to adversely impact Wendy’s credit rating or (iii) involves more than US$10.0 million. This restriction against the incurrence of additional indebtedness will not, however, affect our ability to borrow under our senior bank facility.
       For two years after the completion of this offering, neither we nor Wendy’s will be permitted to solicit each other’s active employees for employment without the other’s consent.
       Until the earlier of the date (i) the spin-off occurs, (ii) Wendy’s notifies us that it no longer intends to pursue the spin-off or a similar transaction or (iii) Wendy’s ceases to own at least 80.0% of our outstanding capital stock entitled to vote generally in the election of directors, we will not be permitted, without Wendy’s consent, to (a) acquire any businesses or other assets (other than coffee and other inventory items acquired in the ordinary course of our business) with an aggregate value of more than US$10.0 million, (b) dispose of assets (other than coffee and other inventory items sold in the ordinary course of our business) with an aggregate value of more than US$10.0 million or (c) acquire any equity or debt securities of any other entity with an aggregate value of more than US$10.0 million.
       Indemnification. We have agreed to indemnify Wendy’s from all losses suffered by Wendy’s arising out of certain circumstances, including:

•	all liabilities arising out of or related to our present or future businesses, operations or assets;

•	any breach of any separation agreement; and

•	with respect to all information contained in this prospectus, the registration statement of which it is part, and any other materials distributed in connection with this offering (other than materials distributed solely by or on behalf of Wendy’s) or the transactions contemplated in the separation agreements, any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, other than with respect to statements or omissions relating exclusively to (i) Wendy’s and its subsidiaries (other than us), (ii) Wendy’s and its businesses (other than ours), (iii) Wendy’s intentions with respect to the spin-off, or (iv) the terms of the spin-off (including the form, structure and terms of any transaction(s) and/or offering(s) to effect the spin-off and the timing of and conditions to the consummation of the spin-off), which (i) through (iv) are referred to as the “Wendy’s Disclosure Portions.”
       Wendy’s will indemnify us from all losses suffered by us arising out of certain circumstances or events, including:

•	all liabilities arising out of or related to Wendy’s businesses, operations or assets; and

•	any breach of any separation agreement; and

•	with respect to information contained in the Wendy’s Disclosure Portions and in materials distributed solely by or on behalf of Wendy’s, any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading.
      We and Wendy’s will each waive all special, indirect, consequential, incidental or punitive damages (including lost profits) incurred by us, other than those owed to a third party, in connection with any separation agreement.
       Expenses. We will be responsible for all costs incurred in connection with this offering. We and Wendy’s generally will be responsible for our own costs (including all third-party costs) incurred in connection with the spin-off of our common stock to the shareholders of Wendy’s following completion of this offering.
Shared Services Agreement
      Because we have been a wholly-owned subsidiary of Wendy’s for many years, we and Wendy’s have historically shared many internal administrative resources. The shared services agreement is designed to help us and Wendy’s transition to being two separate public companies, each with its own administrative resources. Under the shared services agreement, Wendy’s will provide to us services relating to the following areas:

•	internal audit, accounting and financial reporting system administration and SEC reporting and compliance;

•	information technology;

•	accounts payable, payroll, cash management and treasury support;

•	real estate administration, including administrative support, energy and volume discount purchases, and site review and selection;

•	tax services in the U.S.;

•	human resources and employee benefits;

•	vehicle fleet purchase and management;

•	legal services;

•	executive services;

•	investor relations;

•	risk and claims management; and

•	other specified services.
      In addition, we will provide to Wendy’s services relating to the following areas:

•	real estate owned by us and occupied by Wendy’s;

•	tax services in Canada;

•	real estate leases;

•	construction;

•	employee benefits matters; and

•	other specified services.
      We and Wendy’s will perform these services in the manner and at the level of service substantially similar to that immediately prior to the date of the shared services agreement and the use of such services generally will not be substantially greater than the level of use required immediately prior to the completion of this offering. The Shared Services Agreement provides for both fixed price billing as well as variable rate billings for services provided either directly or indirectly by Wendy’s to us. The annual fixed price portion of the shared services agreement that we will pay Wendy’s is estimated to be approximately US$9.7 million. Under the Shared Services Agreement, Wendy’s will pay us approximately $0.3 million on an annual basis for fixed price services that we will provide them.
      These services, other than insurance services and information technology services, will be provided until the earlier of the spin-off or until December 31, 2008. Wendy’s has agreed to provide insurance services until at least December 31, 2006 and information technology services beyond the date of the spin-offs, terminable thereafter on twelve months notice. Other than insurance or information technology services, either we or Wendy’s may terminate the provision of any service under the shared services agreement on 30 days notice if the service becomes commercially impracticable for the party providing the service.
      Neither we nor Wendy’s will be liable under the shared services agreement for damages associated with services provided, or failure to provide services, under that agreement except where (i) the applicable party is grossly negligent or engages in willful misconduct and (ii) the damaged party is disproportionately harmed relative to the other party.
      Either party may terminate any individual service to be provided if the other party fails to provide that service for 30 days after receiving a notice from the terminating party of its failure to perform.
Registration Rights Agreement
      If Wendy’s does not complete the spin-off or another similar transaction, Wendy’s could not freely sell its shares of our stock without registration under the Securities Act or a valid exemption thereunder. Accordingly, we will enter into a registration rights agreement with Wendy’s to provide it with certain registration rights relating to the shares of our common stock which it holds. Under the registration rights agreement, we may be required to register for offer and sale all or a portion of our common stock held by Wendy’s (or certain permitted transferees). See “—Duration” below for a discussion of these rights.
       Shares Covered. The registration rights agreement will cover all shares of our common stock that are held by Wendy’s or a permitted transferee. No person who received shares in the spin-off will be a permitted transferee, nor will any person who, together with its affiliates, owns less than 10% of the ordinary shares of our common stock.
       Demand Registration. We may be required to register (a “Demand Registration”) under the Securities Act all or any portion of our shares covered by the registration rights agreement and we will be obligated, subject to limited exceptions, to register such shares as requested. The maximum number of Demand Registrations that we are required to effect is five, and the number of shares to be registered in each such Demand Registration must represent more than 5.0% of the total shares of our common stock outstanding.
       Timing of Demand Registrations. We are not required to undertake any demand registration requested by Wendy’s within 90 days after completion of a previously-requested demand registration other than pursuant to a shelf registration statement. In addition, we have the right to postpone the filing or effectiveness of any demand registration if we determine in the good faith judgment of our general counsel, confirmed by our board of directors, that such registration would reasonably be expected to require the disclosure of material information that we have a business purpose to keep confidential and the disclosure of which would have a material adverse effect on any then-active proposals to engage in certain material transactions until the earlier of (i) 15 business days after the date of disclosure of such material information, and (ii) 75 days after we make such determination.
       Piggy-Back Registration Rights. If we at any time propose to file on our behalf or on behalf of any of our other security holders a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of common stock covered by the registration rights agreement, we may be required to include shares covered by the registration rights agreement in that offering.
       Registration Expenses. We will be responsible for the registration expenses in connection with the performance of our obligations under the registration rights provisions in the registration rights agreement. Wendy’s will be responsible for all of the fees and expenses of counsel to Wendy’s, any applicable underwriting discounts or commissions, and any registration or filing fees with respect to shares of our common stock being sold by Wendy’s.
       Indemnification. The registration rights agreement will obligate us to provide indemnification and contribution for the benefit of Wendy’s and its affiliates and representatives and any underwriters and, in limited situations will obligate Wendy’s to provide indemnification and contribution for the benefit of us and any underwriters with respect to the information included in any registration statement, prospectus or related document.
       Duration. The registration rights under the registration rights agreement will remain in effect with respect to any shares of our common stock covered by the agreement until:

•	a registration statement regarding the sale of these shares shall have become effective under the Securities Act and those shares have been disposed of thereunder;

•	such shares have been sold to the public pursuant to Rule 144 under the Securities Act (or any successor provision);

•	such shares have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer have been delivered by us, and subsequent public distribution of such shares does not require registration or qualification of them under the Securities Act or any similar state law;

•	such shares have ceased to be outstanding;

•	in the case of shares held by a transferee, when such shares become eligible for sale pursuant to Rule 144(k) under the Securities Act (or any successor provision); or

•	the date on which the spin-off is completed.

Tax Sharing Agreement
       In connection with this offering, we will enter into a tax sharing agreement with Wendy’s. The tax sharing agreement will govern the respective rights, responsibilities and obligations of Wendy’s and us with respect to tax liabilities and benefits, tax attributes, tax contests and other matters regarding income taxes, non-income taxes and related tax returns. The tax sharing agreement will remain in effect until the parties agree in writing to its termination; however, notwithstanding any such termination, the tax sharing agreement will remain in effect with respect to any payments or indemnification due for all taxable periods prior to such termination during which it was in effect.
       In general, under the tax sharing agreement:

•	We and Wendy’s will agree to cooperate in the preparation of tax returns and with regard to any audits related to our or their tax returns;

•	Wendy’s will pay any U.S. federal income taxes of the “affiliated group” of which Wendy’s is the common parent and, if we (including any subsidiaries) are included in that affiliated group, we will pay Wendy’s an amount equal to the amount of U.S. federal income tax we would have paid had we filed a separate consolidated U.S. federal income tax return, subject to certain adjustments;

•	Wendy’s will pay any U.S. state or local income taxes that are determined on a consolidated, combined or unitary basis and, if we (including any subsidiaries) are included in such determination, we will pay Wendy’s an amount equal to the amount of tax we would have paid had we filed a separate return for such income, subject to certain adjustments;

•	Wendy’s will be responsible for any U.S. federal, state or local income taxes due with respect to returns that include only Wendy’s and/or its subsidiaries (excluding us and our subsidiaries), and we will be responsible for any U.S. federal, state or local income taxes due with respect to returns that include only us and/or our subsidiaries;

•	To the extent that any gain or income is recognized by Wendy’s (including its controlled subsidiaries) in connection with the failure of the spin-off (or any similar transaction) to be wholly-tax free under Section 355 of the U.S. Internal Revenue Code, we will indemnify Wendy’s for any taxes on such gain or income to the extent such failure is primarily attributable to:

•	Any inaccurate written representation or warranty by us in connection with any tax ruling requested or received from the U.S. Internal Revenue Service or opinion of counsel;

•	Any breach by us of applicable covenants in the tax sharing agreement;

•	Any failure by us to comply with specified requirements under the U.S. Internal Revenue Code; or

•	Any acquisition, or change in ownership, of our equity or assets in excess of that permitted under the U.S. Internal Revenue Code;

•	To the extent that any gain or income is recognized by us (including our controlled subsidiaries) in connection with the failure of the spin-off (or any similar transaction) to be wholly-tax free under Section 355 of the U.S. Internal Revenue Code, Wendy’s will indemnify us for any taxes on such gain or income to the extent such failure is primarily attributable to:

•	Any inaccurate written representation or warranty by Wendy’s in connection with any tax ruling requested or received from the U.S. Internal Revenue Service or opinion of counsel;

•	Any breach by Wendy’s of applicable covenants in the tax sharing agreement;

•	Any failure by Wendy’s to comply with specified requirements under the U.S. Internal Revenue Code; or

•	Any acquisition, or change in ownership, of Wendy’s equity or assets in excess of that permitted under the U.S. Internal Revenue Code; and

•	To the extent that a gain of income is recognized by us (including our controlled subsidiaries) in connection with the failure of the spin-off (or any similar transactions) to be wholly tax-free under Section 355 of the U.S. Internal Revenue Code and such failure is not primarily attributable to any of the foregoing, Wendy’s will be responsible for 40% of such taxes, and we will be responsible for 60% of such taxes.
       If Wendy’s board of directors determines to effect the spin-off (or any similar transaction), we and Wendy’s generally have agreed to take actions consistent with a tax-free transaction under Section 355 of the U.S. Internal Revenue Code. Without our prior written consent, Wendy’s will not effect the spin-off of the shares of our common stock it owns to its shareholders unless Wendy’s has obtained a private letter ruling from the U.S. Internal Revenue Service or an opinion of legal counsel, in either case reasonably acceptable to the Wendy’s board of directors, to the effect that (i) Wendy’s will recognize no gain or loss (and no amount will be included in its income) upon the spin-off under Section 355 of the U.S. Internal Revenue Code and (ii) no gain or loss will be recognized by (and no amount will be included in the income of) the U.S. shareholders of Wendy’s upon their receipt of our common stock pursuant to the spin-off.
       Wendy’s will be primarily responsible for preparing and filing any tax return with respect to the Wendy’s affiliated group for U.S. federal income tax purposes and with respect to any consolidated, combined or unitary group for U.S. state or local income tax purposes that includes Wendy’s or any of its subsidiaries. We generally will be responsible for preparing and filing any tax returns that include only us and our subsidiaries for periods beginning after this offering.
       We generally will have authority to control tax contests with respect to tax returns that include only us and our subsidiaries. Wendy’s generally will have authority to control tax contests and audit-related proceedings related to (i) any tax returns of the Wendy’s affiliated group for U.S. federal income tax purposes and with respect to any consolidated, combined or unitary group for U.S. state or local income tax purposes that includes Wendy’s or any of its subsidiaries and (ii) the spin-off (or other similar transaction).
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
       A trust for the benefit of Paul D. House is the sole shareholder of a corporation that purchased a shopping centre property in Tottenham, Ontario, Canada from an unrelated third party in 1998. As part of that purchase, the corporation now leases a Tim Hortons restaurant to one of our subsidiaries, which lease has a remaining term of nine years. The amounts of rent paid to the corporation in fiscal 2004 and 2005 were $55,000 and $58,763, respectively. In our opinion, the terms of this lease are no less favourable than we could have obtained from an unrelated third party.
       Frank Iacobucci was elected to our board of directors in January 2006. Mr. Iacobucci is counsel to the law firm Torys LLP. We have engaged Torys LLP from time to time to provide legal advice and services for us and our subsidiaries. Torys LLP also serves as legal counsel to the underwriters of this offering with respect to matters of Canadian law.

DESCRIPTION OF CAPITAL STOCK
      The following discussion is a summary of the terms of our capital stock, our certificate of incorporation and by-laws, and certain applicable provisions of Delaware law. Copies of our certificate of incorporation and by-laws as they will be in effect following this offering are filed as exhibits to the registration statement of which this prospectus is part.
       Our certificate of incorporation provides that we may issue up to 1,000,000,000 shares of common stock, US$0.001 par value per share, and 100,000,000 shares of preferred stock, US$0.001 par value per share. Upon completion of this offering, we will have 188,952,977 shares of common stock outstanding (193,302,977 shares if the underwriters exercise their over-allotment option in full) and no preferred shares outstanding.
       The following description of our capital stock does not purport to be complete and is subject to, and is qualified by, our certificate of incorporation and by-laws, which will be filed as exhibits to the registration statement, of which this prospectus is part.
Common Stock
       As of the date of this prospectus, and before giving effect to this offering, all of our outstanding shares of common stock were owned by Wendy’s. No certificates for our common stock will be available for delivery to purchasers. Our common stock will be deposited with The Depository Trust Company on or about the date of the closing of this offering, or such later date as we and the underwriters may agree, but in any event not later than                      , 2006. A purchaser of our common stock will receive only a customer confirmation from a registered dealer that is a participant in The Depository Trust Company depository service and from or through which our common stock is purchased.
       Holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. The holders of common stock are not entitled to cumulative voting rights. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all common stockholders present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred shares.
       Holders of common stock have no preemptive rights, and the shares of common stock are not subject to further calls or assessments by us. There are no redemptive or sinking fund provisions applicable to the common stock.
       Holders of common stock will share in an equal amount per share in any dividend declared by the board, subject to any preferential rights of any outstanding shares of preferred stock.
       Upon liquidation, dissolution or winding up of our affairs, our creditors and any holders of preferred stock with preferential rights will be paid before any distribution to holders of common stock. The holders of common stock would be entitled to receive a pro rata distribution of any excess amount. All outstanding common stock are, and the common stock offered in this offering when issued and paid for will be, fully paid and nonassessable.
       The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which our board of directors may designate and issue in the future.
Preferred Stock
       The board may fix by resolution the designations, preferences and relative, participating, optional or other rights and the qualifications, limitations or restrictions of our preferred stock, including the number of shares in any series, liquidation preferences, dividend rates, voting rights, conversion rights and redemption provisions. The issuance of preferred stock and the terms selected by the board could decrease the amount of earnings and assets available for distribution to holders of our common stock or adversely affect the rights and powers, including voting rights, of the holders of our common stock without any further vote or action by the common stockholders. Any series of preferred stock issued by the board could have priority over the common stock in terms of dividend or liquidation rights or both. The issuance of preferred stock, or the issuance of rights to purchase preferred stock, could make it more difficult for a third party to acquire a majority of our outstanding voting stock and thereby have the effect of delaying, deferring or preventing a change of control of us or an unsolicited acquisition proposal or of making the removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock. There are currently no outstanding shares of preferred stock, and we have no present intention to issue any preferred stock.
The Rights Agreement
       Our board of directors has approved a rights agreement. Under the rights agreement, one preferred share purchase right will be issued for each outstanding share of our common stock. The rights being issued are subject to the terms of our rights agreement.
       The purpose of the rights agreement is to protect our stockholders from coercive or otherwise unfair takeover tactics. In general terms, our rights agreement imposes a significant penalty on any person or group that acquires 15% or more of all of our outstanding common stock without approval from our board.
       Provided below is the summary description of the rights agreement. The description of the rights agreement is not complete and is qualified by reference to the terms of the agreement, which will be filed as an exhibit to the registration statement of which this prospectus is a part. We encourage you to read the full text of this agreement.
The Rights
       Our board of directors has authorized the issuance of one right for each share of our common stock outstanding on the date this offering is completed. Our rights will initially trade with, and be inseparable from, our common stock. Our rights will be evidenced only by entry in the direct registration system of our common stock or by certificates that represent shares of our common stock. New rights will accompany any new shares of common stock we issue after the date this offering is completed until the date on which the rights are distributed as described below.
Exercise Price
       Each of our rights will allow its holder to purchase from us one ten-thousandth of a share of our Series A junior participating preferred stock, par value US$0.001 per share, for $150 (subject to anti-dilution adjustments), once the rights become exercisable. Prior to exercise, our rights will not give a holder any dividend, voting or liquidation rights. We will receive all of the proceeds from any exercise of our rights pursuant to the rights agreement.
Exercisability
       Our rights will not be exercisable until the earlier of:

•	ten days after the public announcement that a person or group has become an “acquiring person” by obtaining beneficial ownership of 15% or more of our outstanding common stock or,

•	ten business days (or a later date determined by our board of directors before any person or group becomes an acquiring person) after a person or group begins a tender or exchange offer, or a take-over bid under Canadian securities laws, that, if completed, would result in that person or group becoming an acquiring person.

       In light of Wendy’s substantial ownership position, the rights agreement contains provisions excluding Wendy’s and its affiliates and associates from the operation of the adverse terms of our rights agreement.
       Until the date our rights become exercisable, any transfer of shares of our common stock constitutes a transfer of our rights. After that date, our rights will separate from our common stock and be evidenced by rights certificates that we will mail to all eligible holders of our common stock. Any of our rights held by an acquiring person will be void and may not be exercised.
Consequences of a Person or Group Becoming an Acquiring Person

•	Flip In. If a person or group becomes an acquiring person, all holders of our rights except the acquiring person may, for the then applicable exercise price, purchase shares of our common stock with a market value of twice the then applicable exercise price, based on the market price of our common stock prior to such acquisition.

•	Flip Over. If we are acquired in a merger or similar transaction after the date that someone becomes an acquiring person, all holders of our rights except the acquiring person may, for the then applicable exercise price, purchase shares of the acquiring corporation with a market value of twice the then applicable exercise price, based on the market price of the acquiring corporation’s stock prior to such merger.
Our Preferred Share Provisions
       Each one ten-thousandth of a share of our preferred stock, if issued:

•	will not be redeemable;

•	will entitle holders to quarterly dividend payments of US$0.01 per one ten-thousandth of a Preferred Share, or an amount equal to the dividend paid on one share of our common stock, whichever is greater;

•	will entitle holders upon liquidation either to receive US$1.00 per one ten-thousandth of a Preferred Share or an amount equal to the payment made on one share of our common stock, whichever is greater;

•	will have the same voting power as one share of our common stock; and

•	if shares of our common stock are exchanged via merger, consolidation or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of our common stock.
       The value of one ten-thousandth interest in a share of our preferred stock purchasable upon exercise of each right should approximate the value of one share of our common stock.
Exchange
       After a person or group becomes an acquiring person, but before an acquiring person owns 50.0% or more of our outstanding common stock, our board of directors may extinguish our rights by exchanging one share of our common stock or an equivalent security for each right, other than rights held by the acquiring person.
Redemption
       Our board of directors will have the right to redeem our rights for US$0.01 per right at any time before any person or group becomes an acquiring person. If our board of directors redeems any of our rights, it will be required to redeem all of our rights. Once our rights are redeemed, the only right of the holders of our rights will be to receive the redemption price of US$0.01 per right. The redemption price will be adjusted if we have a stock split or stock dividends of our common stock.

Anti-Dilution Provisions
       Our board of directors has the right to adjust the purchase price of our preferred stock, the number of shares of our preferred stock issuable and the number of our outstanding rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of our preferred stock or common stock. No adjustments to the purchase price of our preferred stock of less than 1.0% will be made.
Amendments
       Our board of directors has the right to amend the terms of our rights agreement without the consent of the holders of our rights. After a person or group becomes an acquiring person, our board of directors will not be able to amend the agreement in a way that adversely affects holders of our rights.
Expiration
       Our rights will expire on February 23, 2016.
Provisions of Our Certificate of Incorporation Governing Corporate Opportunities and Related Party Transactions
       After this offering, Wendy’s will remain a substantial stockholder of ours until it completes the spin-off or otherwise disposes of our common stock that it owns. We and Wendy’s are engaged in the same or similar activities or lines of business and have interests in the same areas of corporate opportunities. Wendy’s will not have a duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us, and neither Wendy’s nor any of its directors or officers will be liable to us or our stockholders for breach of any duty by reason of any such activities. Additionally, if Wendy’s acquires knowledge of a potential transaction or matter that may be a corporate opportunity for Wendy’s and us, Wendy’s will have no duty to communicate or offer such corporate opportunity to us and will not be liable to us or our stockholders for breach of any duty as our stockholder if Wendy’s pursues or acquires such corporate opportunity for itself or directs such corporate opportunity to another person or entity. If any director or officer of Wendy’s who is also one of our officers or directors becomes aware of a potential business opportunity, transaction or other matter (other than one expressly offered to that director or officer in writing solely in his or her capacity as our director or officer), that director or officer will have no duty to communicate or offer that opportunity to us, and will be permitted to communicate or offer that opportunity to Wendy’s (or its affiliates) and that director or officer will not be deemed to have (i) acted in a manner inconsistent with his or her fiduciary or other duties to us regarding the opportunity or (ii) acted in bad faith or in a manner inconsistent with our best interests. See “Risk Factors—Risks Related to Our Relationship with Wendy’s—Wendy’s will not be required to offer corporate opportunities to us, and our certificate of incorporation will permit certain of our directors to certain some corporate opportunities to Wendy’s before us.” The provisions in our certificate of incorporation governing corporate opportunities between Wendy’s and us will terminate once (i) Wendy’s and its subsidiaries cease to beneficially own shares of common stock representing a majority of the total voting power of the outstanding shares generally entitled to elect our directors and (ii) no person who is a director or officer of Wendy’s is also a director or officer of ours. At that point, any such activities will be governed by Delaware law generally.
Certain Provisions of Our Certificate of Incorporation, Our By-Laws and Delaware Law.
      Provisions of our certificate of incorporation and by-laws and of the Delaware General Corporation Law summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock held by stockholders.
      No Cumulative Voting. Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our certificate of incorporation does not grant stockholders the right to vote cumulatively.
      Removal of Directors. Our certificate of incorporation provides that any or all of our directors may be removed from office with or without cause by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of our common stock entitled to vote generally in the election of directors as long as Wendy’s and its subsidiaries beneficially own shares of common stock representing a majority of the total voting power of the outstanding shares of our common stock. This provision, coupled with the voting power of the common stock held by Wendy’s (84.65% following this offering (82.75% if the underwriters exercise their over-allotment option in full)), effectively precludes any other stockholder or stockholders from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies. Once Wendy’s and its subsidiaries cease to beneficially own shares of common stock representing a majority of the total voting power of the outstanding shares of our common stock, directors may be removed only for cause by a majority stockholder vote.
      Classified Board. Our certificate of incorporation provides for the board to be divided into three classes. Because only one-third of the board will be elected each year, our classified board structure will, once Wendy’s and its subsidiaries cease to beneficially own shares of common stock representing a majority of the total voting power of the outstanding shares of our common stock, preclude even a majority stockholder from gaining control of the board in one election.
      Authorized But Unissued Common Stock. Our authorized but unissued shares of common stock are available for future issuance without stockholder approval. These additional shares of common stock may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. Our certificate of incorporation authorizes our board to issue up to 100,000,000 shares of preferred stock and to determine the power, preferences, privileges, rights, including voting rights, qualifications, limitations and restrictions on those shares. The existence of authorized but unissued shares of common and preferred stock could have the effected of delaying, deterring or preventing an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
      Special Meeting of Stockholders. Our certificate of incorporation and by-laws provide that special meetings of our stockholders may only be called by the Chairman of the Board, our Chief Executive Officer, the President or a resolution adopted by a majority of the entire board. The ability of stockholders to call a special meeting is specifically denied.
      Actions by Written Consent. For so long as Wendy’s and its subsidiaries beneficially own shares of common stock representing a majority of the total voting power of the outstanding shares of our common stock, any action required or permitted to be taken by our stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be taken, are signed by the holders of outstanding stock having not less than the minimum number of votes necessary to authorize such action. Based on its anticipated ownership after this offering, Wendy’s will have enough shares of common stock to amend our certificate of incorporation until the spin-off or its other disposition of our common stock owned by it. That, coupled with its ability to take action by written consent, may have the effect of delaying, deterring or preventing a tender offer takeover attempt that a stockholder might consider in its best interest. Once Wendy’s and its subsidiaries cease to beneficially own shares of common stock representing a majority of the total voting power of the outstanding shares generally entitled to elect our directors, and subject to the terms of any series of preferred stock, any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of the stockholders and may not be effected by written consent in lieu of a meeting.

      Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our certificate of incorporation and by-laws provide that stockholders seeking to nominate candidates for election as directors or bring other business before any meeting of the stockholders must provide timely notice to us in writing. To be timely, a stockholder’s notice must be received at our principal executive office not later than 120 days nor more than 150 days before the first anniversary of the date of the previous year’s annual meeting (or, if the date of the annual meeting is changed by more than 45 days from the anniversary date of the preceding year’s annual meeting, within 10 days after we first publicly announce of the date of the annual meeting). Our by-laws also prescribe the proper written form for a stockholder’s notice. These provisions may preclude stockholders from making nominations for directors or conducting other business at an annual or special meeting of stockholders.
      Business Combinations. For so long as Wendy’s and its subsidiaries beneficially own shares of common stock representing 15% of the total voting power of the outstanding shares generally entitled to elect our directors, Section 203 of the Delaware General Corporation Law, which relates to business combinations with interested stockholders, shall not apply to us. Once Wendy’s and its subsidiaries cease to beneficially own shares of common stock representing 15% of the total voting power of the outstanding shares generally entitled to elect our directors, Section 203 of the Delaware General Corporation Law will apply to us.
      In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes a merger, asset sale or a transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or, in certain cases, within three years prior, did own) 15% or more of the corporation’s outstanding voting stock. Under Section 203, a business combination between us and an interested stockholder would be prohibited unless it satisfies one of the following conditions:

•	prior to the time the stockholder became an interested stockholder, our board of directors must have previously approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by persons who are directors and officers); or

•	the business combination is approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

      Amendment to Our Governing Documents. For so long as Wendy’s and its subsidiaries beneficially own shares of common stock representing a majority of the total voting power of the outstanding shares generally entitled to elect our directors, our certificate of incorporation and by-laws may be amended, altered or repealed by the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of our common stock entitled to vote generally at the election of directors. Once Wendy’s and its subsidiaries cease to beneficially own shares of common stock representing a majority of the total voting power of the outstanding shares generally entitled to elect our directors, unless two-thirds of the entire board recommend approval, at least 75% of the voting power of all then outstanding shares of our common stock entitled to vote generally at the election of directors will be required to amend, alter or repeal certain provisions of our certificate of incorporation and by-laws. The board can unilaterally amend, alter or repeal our by-laws with the affirmative vote of a majority of the entire board.
Transfer Agent and Registrar
       The U.S. transfer agent and registrar for our common stock is Computershare Investor Services, LLC, and the Canadian transfer agent and registrar is Computershare Investor Services Inc. The primary share register will be located in Chicago, Illinois, with branch registers located in Canton, Massachusetts and Toronto, Ontario for the U.S. and Canadian transfer agent, respectively. The transfer agent’s telephone number, to reach either the U.S. or Canadian transfer agent, is (800) 697-8078 or (312) 360-5497.

SHARES ELIGIBLE FOR FUTURE SALE
       Prior to this offering, there has been no public market for our common stock. The sale of a substantial amount of our common stock in the public market after this offering, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. Furthermore, because some of our shares will not be available for sale shortly after this offering due to the contractual and legal restrictions on resale described below, the sale of a substantial amount of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.
       Upon the completion of this offering, we expect to have a total of 188,952,977 outstanding shares of common stock, which includes the 29,000,000 shares of common stock sold by us in this offering. If the underwriters exercise their over-allotment in full, we expect to have 193,302,977 shares of common stock outstanding upon the completion of this offering.
       All of the common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act or applicable Canadian securities laws, except for “restricted” shares held by persons who may be deemed our “affiliates,” as that term is defined under Rule 144 of the Securities Act. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by us or is under common control with us.
       The common stock held by Wendy’s are deemed “restricted securities” as that term is defined in Rule 144 under the Securities Act and will be deemed to be held by Wendy’s for more than two years. These restricted securities may be sold in the public market by Wendy’s only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 144(k) under the Securities Act. These rules are summarized below.
Rule 144
       Affiliates will be permitted to sell common stock that they purchase in this offering only through registration under the Securities Act or pursuant to an exemption from registration under the Securities Act, such as the exemption available by complying with Rule 144 of the Securities Act. In general, under Rule 144 in effect as of the date of this prospectus, beginning 90 days after the date of this prospectus, an affiliate who has beneficially owned our common stock for at least one year would be entitled to sell in brokers’ transactions a number of such shares within any three-month period that does not exceed the greater of:

•	1.0% of the number of shares of common stock then outstanding, which is approximately 1,889,530 (1,933,030 if the underwriters exercise their over-allotment option in full) shares of common stock upon the completion of this offering; and

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding each such sale, subject to certain restrictions.
       Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice filing and the availability of current public information about us.
Lock-up Agreements
       We, our directors and officers and Wendy’s have agreed with the underwriters not to sell, dispose of or hedge any shares of common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. In addition, the lock-up agreement executed by Wendy’s will not restrict its ability to spin-off all of our common stock that it owns to its common stockholders as described below under “— Spin-off.”
       The release by the representatives of the underwriters of any lock-up will be considered on a case by case basis. Factors in deciding whether to release common stock may include the length of time before the lock-up expires, the number of shares of common stock involved, the reason for the requested release, market conditions, the trading price of our common stock, historical trading volumes of our common stock and whether the person seeking the release is an officer, director or affiliate of ours.
Shares Issued Under Employee Plans
       We intend to file registration statements on Form S-8 under the Securities Act to register approximately 2,900,000 shares of common stock issuable, with respect to shares of common stock to be granted, or otherwise, under our employee plans. Currently, there are no outstanding options to purchase shares of common stock. These registration statements are expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Shares issued upon the exercise of share options or restricted stock units after the effective date of the Form S-8 registration statements will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates.
Registration Rights
       After the completion of this offering and the expiration of the lock-up period described above, Wendy’s will be entitled to certain rights with respect to the registration of our common stock under the Securities Act, under the terms of a registration rights agreement between us and Wendy’s. See “Our Relationship With Wendy’s—Agreements Between Wendy’s and Us—Registration Rights Agreement.”
Spin-off
       Wendy’s has informed us that it intends to spin-off its remaining ownership interest in us to its common shareholders by means of a special dividend to its common shareholders as soon as practical, which is expected to be within 9 to 18 months after completion of this offering, depending on market conditions. Any determination by Wendy’s to complete the spin-off may be contingent upon the satisfaction or waiver of a variety of conditions deemed appropriate by Wendy’s. Without our prior written consent, Wendy’s will not effect the spin-off of the shares of our common stock it owns to its shareholders unless Wendy’s has obtained a private letter ruling from the U.S. Internal Revenue Service or an opinion of legal counsel, in either case reasonably acceptable to the Wendy’s board of directors, to the effect that (i) Wendy’s will recognize no gain or loss (and no amount will be included in its income) upon the spin-off under Section 355 of the U.S. Internal Revenue Code and (ii) no gain or loss will be recognized by (and no amount will be included in the income of) the U.S. shareholders of Wendy’s upon their receipt of our common stock pursuant to the spin-off. Common stock distributed to Wendy’s shareholders in the spin-off transaction generally would be freely transferable, except for common stock received by persons who may be deemed to be our affiliates or otherwise subject to the lock-up agreements described under “Underwriting.”
Additional Restrictions for Sales in Canada
       The sale of any of our common stock in the public market in Canada by Wendy’s (as our controlling stockholder) will be subject to restrictions under applicable Canadian securities laws in addition to those restrictions noted above, unless the sale is qualified under a prospectus filed with Canadian securities regulatory authorities or if the following conditions are fulfilled:

•	such sale occurs only after four months have lapsed from the date of a final receipt issued by Canadian securities regulatory authorities in respect of the final Canadian prospectus relating to the offering; and

•	prior notice of the sale must be filed with Canadian securities regulatory authorities at least seven days before any sale.
       Sales under the procedure noted above are also subject to other requirements and restrictions regarding the manner of sale, payment of commissions, reporting and availability of current public information about us and compliance with applicable Canadian securities laws.

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS
       The following is a summary of certain U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with shares of common stock that are held as a capital asset by a non-U.S. holder.
       A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual U.S. citizen or resident;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a U.S. person.
       This summary is based upon provisions of the Internal Revenue Code of 1986 (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the U.S. federal income and estate tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, “controlled foreign corporation,” “passive foreign investment company,” corporation that accumulates earnings to avoid U.S. federal income tax or an investor in a pass-through entity). We cannot assure you a change in law will not alter significantly the tax considerations described in this summary.
       If a partnership holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding common stock, you should consult your tax advisors.
       If you are considering the purchase of common stock, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the ownership of common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.
Dividends
       Dividends paid to a non-U.S. holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30.0% rate or such lower rate as may be specified by an applicable income tax treaty. The rate of withholding tax on dividends pursuant to the Canada-U.S. Income Tax Convention is generally 15.0%. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the U.S. (and, where a tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30.0% rate or such lower rate as may be specified by an applicable income tax treaty.
       A non-U.S. holder of common stock who wishes to claim the benefit of an applicable treaty rate for dividends will be required to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is eligible for benefits under the applicable treaty. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals. In addition, Treasury regulations provide special procedures for payments of dividends through certain intermediaries.
       A non-U.S. holder of common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.
Gain on Disposition of Common Stock
       For a non-U.S. holder of common stock any gain realized on the disposition of common stock generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the U.S. (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes and certain other conditions are met.
       An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30.0% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the U.S. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a U.S. person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30.0% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.
       We believe we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes.
Federal Estate Tax
       Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.
Information Reporting and Backup Withholding
       We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

       A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or such holder otherwise establishes an exemption.
       Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of common stock within the U.S. or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person as defined under the Code) or such owner otherwise establishes an exemption. Certain stockholders, including all corporations, are exempt from the backup withholding rules.
       Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

UNDERWRITING
       We, Wendy’s and the underwriters named below have entered into an underwriting agreement with respect to the common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of common stock indicated in the following table. Goldman, Sachs & Co. and RBC Capital Markets Corporation are the representatives of the underwriters.

Underwriters	Number of Shares

Goldman, Sachs & Co.
RBC Capital Markets Corporation
J.P. Morgan Securities Inc.
Scotia Capital (USA) Inc.
Bear, Stearns & Co. Inc.
CIBC World Markets Corp.
Cowen & Co., LLC
Harris Nesbitt Corp.
Lazard Capital Markets LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
TD Securities (USA) LLC

Total	29,000,000

       This offering is being made concurrently in the United States and in each of the provinces and territories of Canada. The common stock will be offered in the United States through those underwriters who are registered to offer the common stock for the sale in the United States and such other registered dealers as may be designated by the underwriters. The common stock will be offered in each of the provinces and territories of Canada through those underwriters or their Canadian affiliates who are registered to offer the common stock for sale in such provinces and territories and such other registered dealers as may be designated by the underwriters. Subject to applicable law, the underwriters may offer the common stock outside of the United States and Canada.
       The underwriters are committed to take and pay for all of the common stock being offered, if any are taken, other than the common stock covered by the option described below unless and until this option is exercised.
       If the underwriters sell more common stock than the total number set forth in the table above, the underwriters have an option to buy up to an additional 4,350,000 shares of common stock from us to cover such sales. They may exercise that option for 30 days after the date of completion of this offering. If any shares of common stock are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
       The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 4,350,000 additional shares.

Paid by us	No Exercise	Full Exercise

Per Share	US$	US$
Total	US$	US$
       Common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $           per share from the initial public offering price. If

all the shares of common stock are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.
       The public offering price for shares of common stock offered in Canada and elsewhere outside the United States is payable in Canadian dollars and the offering price for shares of common stock offered in the United States is payable in U.S. dollars, except as may otherwise be agreed by the underwriters. The U.S. dollar amount is the approximate equivalent of the Canadian price of the shares of common stock being offered hereby determined based on the prevailing U.S.-Canadian dollar exchange rates on the date of the underwriting agreement.
       We and our executive officers and directors and Wendy’s have agreed with the underwriters, subject to limited exceptions, not to dispose of or hedge any Tim Hortons Inc. shares of common stock or securities convertible into or exchangeable for such shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. The release by the representatives of the underwriters of any lock-up will be considered on a case by case basis. Factors in deciding whether to release shares of common stock may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our common stock, historical trading volumes of our common stock and whether the person seeking the release is an officer, director or affiliate of ours. This agreement does not apply to any existing employee benefit plans or Wendy’s right to spin-off all of our common stock that it owns to its shareholders. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.
       The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.
       Prior to this offering, there has been no public market for our common stock. The initial public offering price has been negotiated among us, Wendy’s and the representatives. Among the factors to be considered in determining the initial public offering price of the common stock, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.
       The TSX has conditionally approved the listing of our common stock. Listing is subject to our fulfilling all of the requirements of the TSX, including distribution of our common stock to a minimum number of public securityholders. We have applied to list our common stock on the NYSE. In connection with our application to list the common stock on the NYSE, in order to meet one of the requirements for listing, the underwriters will undertake to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.
       The underwriting agreement provides that the obligations of the underwriters to purchase the common stock included in this offering are subject to approval of legal matters by counsel and to other conditions. The obligations of the underwriters under the underwriting agreement may be terminated at their discretion on the basis of their assessment of the financial markets and may also be terminated upon the occurrence of certain stated events. The underwriters are obligated to purchase all the shares of common stock (other than those covered by the over-allotment option described below) if they purchase any of the common stock. In connection with this offering, the underwriters may purchase and sell common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.
       In accordance with policy statements of the Ontario Securities Commission and the Autorité des marchés financiers, the underwriters may not throughout the period of distribution, bid for or purchase common stock. Exceptions, however, exist where the bid or purchase is not made to create the appearance of active trading in, or rising prices of, the common stock. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable regulatory authorities and the Toronto Stock Exchange relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, in connection with the offering and pursuant to the first exception mentioned above, the underwriters may over-allot or effect transactions that stabilize or maintain the market price of the share at levels other than those which might otherwise prevail on the open market. Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the share of common stock to be higher than the price that would otherwise exist in the open market in the absences of these transactions. The underwriters may conduct these transactions on the NYSE, the TSX or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.
       The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
       Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, on the TSX, in the over-the-counter market or otherwise.
       Each of the underwriters has represented and agreed that:

(1) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (“FSMA”) except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity

(within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(3) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

       In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(1) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(2) to any legal entity which has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000 and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(3) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
       For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.
       The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
       This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (2) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
       Where shares of common stock are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the share of common stock under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.
       Our common stock has not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any of our common stock, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
       At our request, the underwriters have reserved up to 3,350,000 shares of common stock for sale, at the initial public offering price, through a directed share program to persons that we believe have contributed to our growth, including franchisees, members of our management and our employees and directors. There can be no assurance that any of the reserved shares will be so purchased. The number of shares available for sale to the general public in this offering will be reduced to the extent the reserved shares are purchased in the directed share program. Any reserved shares of common stock not purchased through the directed share program will be offered to the general public on the same basis as the other common stock offered hereby.
       The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.
       We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $12.9 million.
       We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933 and applicable Canadian securities laws.
       Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for Wendy’s and/or us, for which they received or will receive customary fees and expenses.
       Goldman, Sachs & Co., RBC Capital Markets Corporation, J.P. Morgan Securities Inc., Scotia Capital (USA) Inc., Harris Nesbitt Corp., CIBC World Markets Corp. and TD Securities (USA) LLC, each an underwriter, are subsidiaries of banks that will be lenders to one of our subsidiaries in the aggregate amount of $385.0 million under the Canadian credit facilities, US$60.0 million under the U.S. revolving credit facility and $200.0 million under the bridge loan facility. J.P. Morgan Securities Inc., an affiliate of an underwriter, is a subsidiary of a bank that will be a lender to Wendy’s in the aggregate amount of US$27.5 million under Wendy’s credit facility, and Goldman, Sachs & Co., an underwriter, is a dealer for Wendy’s commercial paper pursuant to an ongoing commercial paper dealer agreement with Wendy’s. Consequently, we may be considered a “connected issuer” of such affiliates of underwriters within the meaning of applicable Canadian securities legislation.

       We do not intend to use any of the proceeds of this offering to repay any of the amounts that will be outstanding on closing under our credit facilities. We will use the $500.0 million of the borrowings under our credit facilities, together with the proceeds of this offering, to repay our obligations under the promissory note distributed to Wendy’s in September 2005. See “Use of Proceeds”. None of the proceeds received by Wendy’s upon repayment of such promissory note from the proceeds of this offering will be used by Wendy’s to repay any debt owing under the Wendy’s credit facility or to repay commercial paper issued under the ongoing commercial paper dealer agreement. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities” for a description of our credit facilities.
       The decision to distribute the shares of common stock offered hereby and the details of the terms of the offering were made through negotiations between us, Wendy’s and the underwriters. The bank affiliates of Goldman, Sachs & Co., RBC Capital Markets Corporation, J.P. Morgan Securities Inc., Scotia Capital (USA) Inc., CIBC World Markets Corp., Harris Nesbitt Corp. and TD Securities (USA) LLC did not have any involvement in such decision or determination but have been advised of the terms of the offering. As a consequence of this offering, the underwriters which are affiliated with such lenders will receive their share of the underwriting fee payable to such underwriters.

LEGAL MATTERS
       The validity of the common stock offered hereby will be passed upon for us by Akin Gump Strauss Hauer & Feld LLP, Washington, D.C. and for the underwriters by Sullivan & Cromwell LLP, New York, New York. Certain matters regarding Canadian law will be passed upon for us by Lang Michener LLP, and for the underwriters by Torys LLP.
EXPERTS
       The consolidated financial statements as of January 2, 2005 and January 1, 2006, and for the years ended December 28, 2003, January 2, 2005 and January 1, 2006, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
       We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the issuance of our common stock being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and our common stock, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and, where such contract or other document is an exhibit to the registration statement, each such statement is qualified by the provisions in such exhibit, to which reference is hereby made. We are not currently subject to the informational requirements of the Exchange Act. As a result of this offering, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov).

TIM HORTONS INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholder of Tim Hortons Inc.:
       In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholder’s equity, comprehensive income and cash flows present fairly, in all material respects, the financial position of Tim Hortons Inc. and its subsidiaries at January 1, 2006 and January 2, 2005 and the results of their operations and their cash flows for each of the years ended January 1, 2006, January 2, 2005, and December 28, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Columbus, Ohio
February 27, 2006

TIM HORTONS INC. AND SUBSIDIARIES
Consolidated Statements of Operations

	Years ended
	December 28, 2003,
	January 2, 2005 and
	January 1, 2006

	2003	2004	2005

	(in thousands, except share and
	per share data)
Revenues
Sales	$727,508	$845,231	$960,250
Franchise revenues
Rents and royalties	367,756	414,096	449,791
Franchise fees	76,516	78,939	71,986

	444,272	493,035	521,777

Total revenues	1,171,780	1,338,266	1,482,027

Costs and expenses
Cost of sales	636,311	741,198	834,165
Operating expenses	131,224	150,029	165,257
Franchise fee costs	71,090	73,422	69,212
General and administrative expenses	80,394	85,744	108,962
Equity income	(23,057)	(32,548)	(31,758)
Goodwill and asset impairment	—	—	53,101
Other (income) expense, net	(3,079)	1,116	(6,959)

Total costs and expenses, net	892,883	1,018,961	1,191,980

Operating income	278,897	319,305	290,047
Interest expense	(7,022)	(6,911)	(4,046)
Interest income	2,098	2,802	3,985
Affiliated interest expense, net	(11,110)	(9,410)	(14,456)

Income before income taxes	262,863	305,786	275,530
Income taxes	106,601	100,735	84,439

Net income	$156,262	$205,051	$191,091

Basic and fully dilutive earnings per share of common stock	$0.98	$1.28	$1.19

Basic shares	159,952,977	159,952,977	159,952,977

Pro forma basic and fully dilutive earnings per share of common stock (unaudited) (see Note 1)			$1.01

Shares outstanding used to compute pro forma basic and fully dilutive earnings per share of common stock (unaudited) (see Note 1)			188,952,977
See accompanying Notes to the Consolidated Financial Statements.

TIM HORTONS INC. AND SUBSIDIARIES
Consolidated Balance Sheets

	January 2, 2005 and
	January 1, 2006

	2004	2005

	(in thousands)
Assets
Current assets
Cash and cash equivalents	$129,301	$186,182
Accounts receivable, net	80,889	85,695
Notes receivable, net	8,627	11,545
Deferred income taxes	3,269	4,273
Inventories and other, net	35,150	39,322
Amounts receivable from Wendy’s	52,192	—
Notes receivable from Wendy’s	173,747	—
Advertising fund restricted assets	21,333	17,055

Total current assets	504,508	344,072
Property and equipment, net	909,624	1,061,646
Notes receivable, net	11,959	15,042
Goodwill	30,527	—
Deferred income taxes	9,151	17,913
Intangible assets, net	5,777	4,221
Equity investments	146,415	141,257
Note receivable from Wendy’s	128,000	—
Other assets	10,908	12,712

Total assets	$1,756,869	$1,596,863

Liabilities and Stockholder’s Equity
Current liabilities
Accounts payable	$94,702	$110,086
Accrued expenses
Salaries and wages	4,102	15,033
Taxes	72,214	62,952
Other	55,624	61,944
Deferred income taxes	529	349
Advertising fund restricted liabilities	21,333	34,571
Amounts payable to Wendy’s	—	10,585
Notes payable to Wendy’s	185,725	1,116,288
Current portion of long-term obligations	4,757	7,985

Total current liabilities	438,986	1,419,793

Long-term obligations
Term debt	18,062	21,254
Notes payable to Wendy’s	181,090	—
Advertising fund restricted debt	—	22,064
Capital leases	47,689	44,652

Total long-term obligations	246,841	87,970

Deferred income taxes	23,325	15,159
Other long-term liabilities	26,028	34,563
Commitments and contingencies
Stockholder’s equity
Common stock, (US$0.001 par value per share), Authorized: 1,000,000,000 shares, Issued: 159,952,977 shares	239	239
Capital in excess of stated value	233,468	81,249
Retained earnings	833,626	16,430
Accumulated other comprehensive expense:
Cumulative translation adjustments and other	(45,644)	(52,911)

	1,021,689	45,007
Unearned compensation — restricted stock	—	(5,629)

Total stockholder’s equity	1,021,689	39,378

Total liabilities and stockholder’s equity	$1,756,869	$1,596,863

See accompanying Notes to the Consolidated Financial Statements.

TIM HORTONS INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

	Years ended
	December 28, 2003,
	January 2, 2005 and
	January 1, 2006

	2003	2004	2005

	(in thousands)
Cash flows from operating activities
Net income	$156,262	$205,051	$191,091
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	58,801	69,008	71,999
Goodwill and asset impairment	—	—	53,101
Equity-based compensation expense	—	—	4,031
Equity income, net of dividends	(15,557)	(19,248)	6,115
Deferred income taxes	32,794	2,049	(18,391)
Changes in operating assets and liabilities
Accounts and notes receivable	(28,680)	18,262	(4,806)
Inventories and other	(206)	(8,734)	(4,172)
Accounts payable and accrued expenses	16,216	40,464	23,373
Amounts receivable from (payable to) Wendy’s	(50,745)	86,388	48,228
Increase (decrease) in other assets	(1,049)	483	—
Other, net	(20,648)	6,848	7,469

Net cash provided by operating activities	147,188	400,571	378,038

Cash flows from investing activities
Capital expenditures	(131,865)	(197,810)	(218,607)
Acquisition of New England restaurants	—	(60,874)	—
Principal payments on notes receivable	4,158	7,770	4,432
Investments in joint ventures and other investments	(9,018)	(1,982)	(957)
Short-term investments	(31,924)	31,924	—
Repayments by (loans to) Wendy’s, net	68,083	(129,518)	(21,910)
Other investing activities	(7,475)	(6,465)	(7,699)

Net cash used in investing activities	(108,041)	(356,955)	(244,741)

Cash flows from financing activities
Proceeds from issuance of debt	3,195	2,812	3,192
Short-term debt repayments to net from Wendy’s, net	(38,064)	—	—
Long-term borrowings from Wendy’s	—	54,377	—
Repayment of borrowings from Wendy’s	—	(52,552)	(77,448)
Principal payments on other long-term debt obligations	(4,487)	(4,130)	(4,148)

Net cash provided by (used in) financing activities	(39,356)	507	(78,404)

Effect of exchange rate changes on cash	(2,978)	(973)	1,988

Increase (decrease) in cash and cash equivalents	(3,187)	43,150	56,881
Cash and cash equivalents at beginning of year	89,338	86,151	129,301

Cash and cash equivalents at end of year	$86,151	$129,301	$186,182

Supplemental disclosures of cash flow information:
Interest paid	$25,790	$15,424	$29,359

Income taxes paid	$92,152	$92,712	$98,560

Non-cash investing and financing activities:
Capital lease obligations incurred	$21,921	$5,381	$4,771
Distribution of note payable to Wendy’s	$—	$—	$1,115,904
Settlement of amounts receivable/payable from Wendy’s	$—	$—	$14,140
Settlement of notes receivable from Wendy’s	$—	$—	$318,596
Settlement of notes payable to Wendy’s	$(210,000)	$—	$(279,778)
See accompanying Notes to the Consolidated Financial Statements.

TIM HORTONS INC. AND SUBSIDIARIES
Consolidated Statements of Stockholder’s Equity

	Years ended
	December 28, 2003,
	January 2, 2005 and
	January 1, 2006

	2003	2004	2005

	(In thousands,
	except number of shares)
Common stock at par value	$239	$239	$239
Common stock in excess of par value
Balance at beginning of year	443,645	233,468	233,468
Capital contribution from Wendy’s	37,498	—	—
Acquisition and retirement of exchangeable shares	(247,675)	—	—
Restricted stock awards	—	—	8,273
Distribution-in-kind to Wendy’s	—	—	(160,492)

Balance at end of year	233,468	233,468	81,249

Retained earnings
Balance at beginning of year	472,313	628,575	833,626
Net income	156,262	205,051	191,091
Dividend-in-kind to Wendy’s	—	—	(1,008,287)

Balance at end of year	628,575	833,626	16,430

Accumulated other comprehensive expense	(19,504)	(45,644)	(52,911)
Unearned compensation — restricted stock	—	—	(5,629)

Stockholder’s equity	$842,778	$1,021,689	$39,378

Shares of common stock issued and outstanding	159,952,977	159,952,977	159,952,977
See accompanying Notes to the Consolidated Financial Statements.

TIM HORTONS INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income

	Years ended
	December 28, 2003,
	January 2, 2005 and
	January 1, 2006

	2003	2004	2005

	(In thousands)
Net income	$156,262	$205,051	$191,091
Other comprehensive income (expense)
Translation adjustments, net of tax	(23,036)	(25,860)	(9,067)
Cash flow hedges:
Net change in fair value of derivatives, net of tax	(7,544)	(2,695)	(3,770)
Amounts realized in earnings during the year, net of tax	5,316	2,415	5,570

Total cashflow hedges	(2,228)	(280)	1,800

Comprehensive income	$130,998	$178,911	$183,824

See accompanying Notes to the Consolidated Financial Statements.

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

NOTE 1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Description of business
       Tim Hortons Inc. (together with its subsidiaries, referred to herein as the “Company”) is a wholly-owned subsidiary of Wendy’s International, Inc. (together with its other subsidiaries “Wendy’s”). The Company anticipates completing an initial public offering in the quarter ending April 2, 2006. After the completion of the initial public offering, Wendy’s will continue to own a controlling interest in the Company.
       The Company’s principal business is the operation, development and franchising of quick-service restaurants that serve high-quality food including hot and cold coffee, baked goods, sandwiches and soups. As of January 1, 2006 the Company and its franchisees operated 2,597 restaurants in Canada and 288 restaurants in the United States (“U.S.”) under the name “Tim Hortons.”
Fiscal year
       The Company’s fiscal year ends on the Sunday nearest to December 31. The 2003, 2004 and 2005 fiscal years consisted of 52 weeks, 53 weeks and 52 weeks, respectively.
Basis of presentation
       The functional currency of Tim Hortons Inc. is the U.S. dollar primarily because of its historical financial inter-relatedness with Wendy’s. Tim Hortons Inc. is essentially a holding company that holds investments and obligations that could readily be carried on the books of Wendy’s and the functional currency of Wendy’s is the U.S. dollar. The functional currency of each of the Company’s subsidiaries and legal entities is the local currency in which each subsidiary operates, which is either the Canadian or U.S. dollar. The majority of the Company’s operations, restaurants and cash flows are based in Canada and the Company is primarily managed in Canadian dollars. As a result, the reporting currency is the Canadian dollar. The Consolidated Financial Statements and Notes are prepared in conformity with accounting principles generally accepted in the United States of America.
       The Consolidated Financial Statements include the results and balances of the Company, its wholly-owned subsidiaries and certain franchisees consolidated according to Financial Accounting Standards Board (“FASB”) Interpretation No. (“FIN”) 46R—Consolidation of Variable Interest Entities—an interpretation of ARB 51 (revised December 2003). The Company’s Consolidated Financial Statements have been derived from the consolidated financial statements and accounting records of Wendy’s, principally representing the Hortons Segment in the Wendy’s financial statements, using the historical results of operations, and historical basis of assets and liabilities of the business. Management believes the assumptions underlying the Consolidated Financial Statements are reasonable. However, the Consolidated Financial Statements included herein may not necessarily reflect the Company’s results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Company been a stand-alone company during the periods presented. Amounts due to and receivable from Wendy’s, including related party debt, are shown separately on the balance sheets. All significant intercompany accounts and transactions have been eliminated in consolidation. See also Note 12 to the Consolidated Financial Statements for consolidation of the Company’s advertising funds.
       Investments in unconsolidated affiliates over which the Company exercises significant influence but is not the primary beneficiary and does not have control are accounted for using the equity method. The Company’s share of the net income or loss of these unconsolidated affiliates is included in equity income, which is included as part of operating income because investees are

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
operating ventures closely integrated in the Company’s business operations. See also Note 15 to the Consolidated Financial Statements.
Cash and cash equivalents
       The Company considers short-term investments with original maturities of three months or less as cash equivalents.
Accounting estimates
       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make assumptions and estimates. These affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates and judgments are inherent in the estimation of the collectibility of royalty and other franchise related revenue, legal obligations, income taxes, insurance liabilities, various other commitments and contingencies, valuations used when assessing potential impairment of goodwill, other intangibles and fixed assets and the estimation of the useful lives of fixed assets and other long-lived assets. While management applies its judgment based on assumptions believed to be reasonable under the circumstances, actual results could vary from these assumptions. It is possible that materially different amounts would be reported using different assumptions.
       In the normal course of business, the Company must make continuing estimates of potential future legal obligations and liabilities, which requires the use of management’s judgment on the outcome of various issues. Management may also use outside legal advice to assist in the estimating process. However, the ultimate outcome of various legal issues could be different than management estimates, and adjustments to income could be required.
Inventories
       Inventories, amounting to $31.3 million and $29.9 million, net of reserves of $1.3 million and $1.8 million at January 2, 2005 and January 1, 2006, respectively, are stated at the lower of cost (first-in, first-out) or market and consist primarily of restaurant food items, new equipment and parts and paper supplies.
Property and equipment
       Depreciation and amortization are recognized using the straight-line method in amounts adequate to amortize costs over the following estimated useful lives: buildings and leasehold improvements and property under capital leases, the lesser of the useful life of the asset (up to 40 years) or the lease term as that term is defined in Statement of Financial Accounting Standards (“SFAS”)—No. 13, Accounting for Leases, as amended; restaurant and operating equipment, up to 15 years; other equipment, up to 10 years; Interest and other costs associated with the construction of new restaurants are capitalized. Major improvements are capitalized, while maintenance and repairs are expensed when incurred. Long-lived assets are grouped into operating markets and tested for impairment whenever an event occurs that indicates an impairment may exist. The Company tests for impairment using the cash flows of the operating markets. A significant deterioration in the cash flows of an operating market or other circumstances may trigger impairment testing. Gains and losses on the disposition of fixed assets are classified in other (income) expense, net.

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
       Property and equipment, at cost, at each year-end consisted of the following:

	2004	2005

	(In thousands)
Land	$183,521	$201,241
Buildings and leasehold improvements	715,474	800,849
Restaurant equipment	100,428	98,081
Capital leases	81,247	87,063
Computer hardware and software	44,334	51,044
Advertising fund property and equipment	—	42,139
Other	51,691	56,576
Construction in progress	38,683	87,566

	1,215,378	1,424,559
Accumulated depreciation and amortization	(305,754)	(362,913)

	$909,624	$1,061,646

       Advertising fund property and equipment includes certain assets purchased by the advertising fund. Due to their long-term nature, these assets have been included in property and equipment on the Consolidated Balance Sheets rather than advertising fund restricted assets, which are classified as current assets. See also Note 4 to the Consolidated Financial Statements for a description of debt amounts associated with the purchase of these assets and Note 12 Advertising Fund for a general description of the Company’s advertising funds.
       The Company capitalizes certain internally developed software costs, which are amortized over a period of up to ten years. At January 2, 2005 and January 1, 2006, capitalized software development costs amounted to $13.8 million and $14.4 million, respectively.
       In the fourth quarter of 2005, the Company recorded fixed asset impairment pre-tax charges of $22.3 million related to two New England markets in the U.S. operating segment that were acquired in 2004. These markets were underperforming despite various strategies employed to improve performance. The fair value of these assets was determined based on the estimated realizable value of the property and equipment which was based on third party appraisals of the assets. The pre-tax charge is included in goodwill and property and equipment impairment on the Consolidated Statements of Operations to the Consolidated Financial Statements.
Leases
       For operating leases, minimum lease payments, including minimum scheduled rent increases, are recognized as rent expense on a straight line basis over the lease term as that term is defined in SFAS No. 13, as amended, including any option periods considered in the lease term and any periods during which the Company has use of the property but is not charged rent by a landlord (“rent holiday”). Contingent rentals are generally based on either a percentage of restaurant sales or as a percentage of restaurant sales in excess of stipulated amounts, and thus are not included in minimum lease payments but are included in rent expense when incurred. Rent is capitalized during the construction of a restaurant. Leasehold improvement incentives paid to the Company by a landlord are recorded as a liability and amortized as a reduction of rent expense over the lease term. No individual lease is material to the Company.
       When determining the lease term for purposes of recording depreciation and rent or for evaluating whether a lease is capital or operating, the Company includes option periods for which failure to renew the lease imposes an economic penalty on the Company of such an amount that a

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
renewal appears, at the inception of the lease, to be reasonably assured. For example, such an economic penalty would exist if the Company were to choose not to exercise an option on leased land upon which the Company had constructed a restaurant and, as a result, the Company would lose the ability to use the restaurant.
       In the case of property that is leased or sub-leased by the Company to franchisees, minimum lease receipts are recorded as rent revenue on a straight-line basis. Contingent rent revenue is generally based on a percentage of franchisee restaurant sales and is recorded as earned.
Goodwill and other intangibles
       Goodwill is the excess of the cost of an acquired entity over the fair value of acquired net assets. For purposes of testing goodwill for impairment, the Company has determined that its reporting units are Canada and the U.S. Each constitutes a business and has discrete financial information available which is regularly reviewed by management. The Company tests goodwill for impairment at least annually by comparing the reporting unit fair value, using discounted cash flows, to the carrying value to determine if there is an indication that a potential impairment may exist. Intangibles separate from goodwill are amortized on a straight-line basis over periods of up to 12 years. Lives are generally related to legal or contractual lives, but in some cases must be estimated by management based on specific circumstances. The Company tests intangible assets for impairment whenever events or circumstances indicate that an impairment may exist. See also Note 3 to the Consolidated Financial Statements.
Notes receivable
       Notes receivable arise primarily from the sale of certain product and equipment to franchisees as well as agreements by the Company, under certain circumstances, to a structured repayment plan for certain franchise fees and past due franchisee obligations. Most of these notes are generally non-interest bearing and are payable in full at the end of thirty months. The need for a reserve for uncollectible amounts is reviewed on a specific franchisee basis using information available to the Company, including past due balances and the financial strength of the franchisee. Uncollectible amounts for both principal and interest are provided for as those amounts are identified and were $0.5 million and $0.4 million at January 2, 2005 and January 1, 2006, respectively. The carrying amount of notes receivable approximates fair value.
Other accrued expenses
       Included within other accrued expenses is $21.5 million and $29.0 million related to gift certificates at January 2, 2005 and January 1, 2006, respectively.
Revenue recognition
       The Company operates warehouses in Canada to distribute coffee and other dry goods to an extensive franchise system. Revenues from warehouse sales are recorded when the product is delivered to the franchisee. Franchise revenues (rents and royalties and franchise fees) are normally collected within a month after a period ends. The timing of revenue recognition for sales, and franchise revenues (rents and royalties and franchise fees) does not involve significant contingencies and judgments other than providing adequate reserves against collections of franchise-related revenues. Also, see discussion of “Franchise operations” below for further information regarding franchise revenues.

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Franchise operations
       The Company is predominately franchised. The Company grants franchises to independent operators who in turn pay franchise fees and other payments, which may include equipment, royalties and, in some cases, rents for each restaurant opened. Franchise fees and equipment sales generally are recorded as income when each restaurant commences operations. Royalties, based upon a percent of monthly sales, are recognized as income on the accrual basis. The Company has established reserves related to the collection of franchise royalties and other franchise-related receivables and commitments. See Note 10 to the Consolidated Financial Statements.
       The Company generally controls, either through ownership or by renting, a significant majority of the real estate on which the Company’s restaurants are located and leases the real estate to its franchisees. Rental income is recorded on the accrual basis, generally based upon a percent of monthly sales. Rental income included in rents and royalties from franchisees is presented in Note 5 to the Consolidated Financial Statements.
       Franchise owners receive assistance in such areas as real estate site selection, construction consulting, purchasing and marketing from company personnel. These franchise expenses are included in franchise fee costs. Revenues from the sale of equipment related to establishing a franchisee’s business are included in franchise fees.
       The following shows changes in the Company’s franchised locations for each of the years 2003 through 2005:

	2003	2004	2005

Franchise Restaurant Progression

Franchise restaurants in operation — beginning of year	2,277	2,470	2,623
Franchises opened	207	178	184
Franchises closed	(30)	(26)	(22)
Net transfers within the system	16	1	5

Franchise restaurants in operation — end of year	2,470	2,623	2,790
Company-operated restaurants	57	98	95

Total systemwide restaurants	2,527	2,721	2,885

       Cost of sales related to company-operated restaurant sales, excluding cost of sales from restaurants consolidated under FIN 46R, were $63.9 million, $73.5 million and $72.5 million for the years ended 2003, 2004 and 2005, respectively.
Variable interest entities
       The Company enters into flexible lease arrangements with certain franchisees who are not required to invest a significant amount of equity. Because the legal entity within which such a franchise operates is considered to not be adequately capitalized, that entity is considered a variable interest entity (“VIE”). Based on review of the financial statements it receives from these franchisees, the mathematical projections performed by the Company indicate the Company is the primary beneficiary, as that term is defined by FIN 46R, of these VIEs and, accordingly, the Company has consolidated 80 and 94 franchise restaurants, or approximately 3% and 3% of the Company’s total franchise restaurants and systemwide restaurants, at year-end 2004 and 2005, respectively. The related minority interest is classified in other (income) expense, net on the Consolidated Statements of Operations and other long-term liabilities on the Consolidated Balance Sheets and is not material.

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
       The Company has no equity interest in any of its franchisees and has no “off-balance sheet” exposures relative to any of its franchisees as that term is described by the Securities and Exchange Commission. None of the Company’s assets serves as collateral for the consolidated franchisees and creditors of these franchisees have no recourse to the Company. The only exposure to the Company related to these VIEs relates to the collection of amounts due to the Company, which are collected weekly and which were recorded net of uncollectible amounts in the Company’s financial statements prior to the adoption of FIN 46R. The agreements governing the lease arrangements can be cancelled by either the franchisee or the Company with 30 days notice, further reducing potential exposure to the Company.
       Franchisee VIEs for which the Company is determined to be the primary beneficiary have no impact on net income reported by the Company. The impact of consolidating these VIEs to the Company’s balance sheet is also not significant. There is a small percentage of franchise restaurants considered to be VIEs for which the Company holds a significant variable interest, but for which the Company is not the primary beneficiary. The Company’s maximum exposure to loss as a result of its involvement with this small percentage of franchise restaurants is also not material.
Advertising costs
       The Company expenses advertising costs as incurred with the exception of media development costs that are expensed beginning in the month that the advertisement is first communicated. See Note 12 to the Consolidated Financial Statements.
Foreign operations
       Assets and liabilities from the U.S. operations and certain legal entities have a U.S. dollar functional currency and are translated at the year-end Canadian dollar exchange rates and U.S. revenues and expenses are translated at average Canadian dollar exchange rates for the period. Resulting translation adjustments are recorded as a component of stockholder’s equity and in other comprehensive income (expense). Total translation adjustments included in accumulated other comprehensive expense at January 2, 2005 and January 1, 2006 were $(43.1) million and $(52.2) million, respectively. Total transaction gains (losses) included in other (income) expense, net, were $3.8 million, $1.4 million and $6.8 million for 2003, 2004 and 2005, respectively.
Derivative instruments
       The Company’s exposure to foreign exchange risk is related to fluctuations between the Canadian dollar and the U.S. dollar. The Company seeks to manage significant cash flow and income statement exposures arising from these fluctuations and may use derivative products to reduce the risk of a significant impact on its cash flows or income. Prior to 2005, foreign currency risks have related primarily to imports paid for by the Canadian operations in U.S. dollars and for certain Canadian dollar intercompany payments ultimately transferred to U.S. entities as part of Wendy’s centralized approach to cash management. In the third quarter of 2005, the Company identified exposure to Canadian dollar exchange rates related to certain intercompany cross-border notes that were marked-to-market beginning in the third quarter of 2005. In connection with the planned initial public offering of the Company, the Company determined that these intercompany notes are expected to be repaid and, accordingly, are marked-to-market beginning in the third quarter of 2005. Previously, the translation of these intercompany notes was recorded into comprehensive income, rather than in the statement of operations, in accordance with SFAS No. 52—Foreign Currency Translation. The Company has investments in foreign subsidiaries. The net assets of these subsidiaries are exposed to volatility in currency exchange rates. The

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Company may use derivative financial instruments to hedge this exposure. The Company does not hedge foreign currency exposure in a manner that would entirely eliminate the effect of changes in foreign currency exchange rates on net income and cash flows. The Company has a policy forbidding trading or speculating in foreign currency.
       In 2004 and 2005, the Company entered into forward currency contracts that reduce the Company’s cash flow and income statement exposure to changes in the U.S. and Canada exchange rates. In addition, Wendy’s corporate treasury has entered into forward currency contracts for the benefit of the Company. Forward currency contracts outstanding as of January 2, 2005 and January 1, 2006 included contracts to sell Canadian dollars and buy U.S. dollars of $38.8 million and $22.4 million, respectively. The fair value unrealized loss on these contracts as of January 2, 2005 and January 1, 2006 was $6.0 million and $0.7 million, respectively. The contracts outstanding as of January 2, 2005 and January 1, 2006 mature at various dates through June 2005 and June 2006, respectively. Gains and losses related to hedges of intercompany payments are recognized currently in earnings to offset the earnings impact of changes in the value of the hedged intercompany asset or liability when the intercompany asset or liability is marked-to-market. Gains and losses related to hedges of imports paid for by the Canadian operations in U.S. dollars are recognized in earnings when the related imports are resold to third parties. Of the $6.0 million of unrealized losses as of January 2, 2005, $3.5 million was previously recognized in earnings and the remaining $2.5 million was reclassified to earnings in 2005. Of the $0.7 million of unrealized losses as of January 1, 2006, $0.7 is expected to be reclassified to earnings in the next 12 months. These derivatives remained highly effective cash flow hedges and qualified for hedge accounting treatment through their maturity.
       The Company excludes the difference between the spot rate and the forward rate of the contracts entered into from the assessment of hedge effectiveness. In 2005, $0.6 million net of taxes of $0.4 million were recognized related to the ineffectiveness of the hedge contracts. These gains are included in the other (income) expense, net, line of the Consolidated Statements of Operations.
       In the third quarter of 2005, the Company entered into forward currency contracts that mature in March 2006 to sell $500.0 million Canadian dollars and buy $427.4 million U.S. dollars to hedge the repayment of intercompany notes being marked-to-market beginning in the third quarter of 2005. The fair value unrealized loss on these contracts as of January 1, 2006 was $2.3 million, net of taxes of $1.4 million and was reclassified to earnings in 2005. In the third quarter of 2005, $3.2 million, net of taxes of $1.9 million was recorded as a transaction gain on the mark-to-market of the intercompany notes prior to entering into the forward currency contracts.
       Also, in the fourth quarter of 2005, the Company entered into forward currency contracts that mature in April 2006 to sell $578.0 million Canadian dollars and buy $490.5 million U.S. dollars in order to hedge certain net investment positions in Canadian subsidiaries. The fair value unrealized loss on these contracts as of January 1, 2006 was $5.8 million, net of taxes of $3.6 million and is included in the translation adjustments line of the Consolidated Statements of Comprehensive Income. Derivative fair values are based on quoted market prices.
       All of the foreign currency contracts are considered to be highly effective cash flow hedges or net investment hedges according to criteria specified in SFAS No. 133—Accounting for Derivative Instruments and Hedging Activities. Accordingly, the gains and losses for the foreign currency contracts that are reported in accumulated other comprehensive income will be reclassified into earnings when the impact of the hedged transaction occurs or when the Company discontinues hedge accounting. The Company discontinues hedge accounting prospectively when it determines that the cash flow derivative is no longer effective in offsetting changes in the cash flows of a hedged item; when the derivative expires or is sold, terminated or exercised; when it is probable that the forecasted transaction will not occur; or when management determines that designation of the

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
derivative as a hedge instrument is no longer appropriate. Also according to SFAS No. 133, changes in the fair value of the net investment in foreign operations hedge are recognized in other comprehensive income to offset the change in the value of the net investment being hedged unless the derivative is no longer considered effective in offsetting changes in the cash flows of the hedged item or if management determines that designation of the derivative as a hedge instrument is no longer appropriate.
Cash Flow Presentation
       The Company classifies cash flows with Wendy’s based on the nature of the underlying transaction. Investing activities are classified based on executed agreements entered into by the Company with Wendy’s. Financing activities relate to capital transactions or executed Company borrowings from Wendy’s. Operating activities relate to amounts that arise in the normal course of business.
Net Income per Share of Common Stock
       Basic earnings per share of common stock are computed by dividing net income available to common stockholders by the weighted average number of common stock outstanding. No potentially dilutive options or stock have been issued. Diluted computations are based on the treasury stock method and include restricted stock units.
Pro Forma Net Income per Share of Common Stock (unaudited)
       In September 2005, the Company distributed a U.S. dollar denominated note to Wendy’s in the amount of $1,115.9 million (US$960 million). Because this dividend exceeds 2005 net income, the 29.0 million shares expected to be offered in the anticipated initial public offering of the Company were added to the outstanding shares to compute the unaudited pro forma basic and fully dilutive earnings per share of common stock.
Stock options and other equity-based compensation
       Certain employees of the Company participate in various plans of Wendy’s that provide options and, beginning in 2005, restricted stock units to acquire common shares of Wendy’s. Grants of options and restricted stock units to employees and the periods during which such options and restricted stock units can be exercised are at the discretion of the Compensation Committee of the Wendy’s Board of Directors. All options expire at the end of the exercise period. Wendy’s uses the intrinsic value method to account for stock-based compensation grants as defined in Accounting Principles Board (“APB”) Opinion No. 25—Accounting for Stock Issued to Employees. The Company uses APB Opinion No. 25 to account for stock compensation expense as allowed for a subsidiary under FIN 44. Options are granted with exercise prices equal to the fair market value of the Wendy’s common shares on the date of grant, and, accordingly, no amounts applicable at the date of grant are charged to net income. The Company recognizes options in the financial statements as expense when the original terms of certain options are modified requiring a new measurement date. Beginning in 2005, certain Company employees began receiving Wendy’s restricted stock units, in lieu of stock options. The Company recorded $2.5 million, pre-tax, in compensation expense for restricted stock units representing the amount allocated to the Company from Wendy’s based on a specific employee basis for the year ended January 1, 2006.
       On October 27, 2005, Wendy’s announced its Compensation Committee, after discussion with the Board of Directors, approved accelerated vesting of all outstanding stock options, except those held by the independent Directors of Wendy’s. As a result, all Wendy’s stock options held by

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Company employees became fully vested in October 2005. The decision to accelerate vesting of stock options was made primarily to reduce non-cash compensation expense that would have been recorded in future periods following the adoption of SFAS No. 123R in the first quarter of 2006. This action will enable the Company to eliminate pretax expense in 2006, 2007 and 2008 estimated to be approximately $3.6 million, $2.0 million and $0.5 million, respectively. The Company also believes this action will have a positive effect on employee morale and retention.
       In 2005, as a result of modifying the vesting period of the options, the Company recorded $1.4 million in compensation expense, in accordance with FIN 44. The expense represents the estimated number of stock options that would have been forfeited according to the original terms of the options that will no longer be forfeited due to the acceleration of the vesting, at the intrinsic value of the options on the date vesting was accelerated.
       The pro forma disclosures below are provided as if the Company adopted the cost recognition requirements under SFAS No. 123—Accounting for Stock-Based Compensation, as amended by SFAS No. 148. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model. This model requires the use of subjective assumptions that can materially affect fair value estimates, and therefore, this model does not necessarily provide a reliable single measure of the fair value of Wendy’s stock options.
       In calculating the fair value of options issued, the underlying characteristics of grants made under the Wendy’s WeShare Plan and the 1990 Plan are unique enough to warrant using different assumptions for these calculations because the different employee groups exhibit different exercise patterns. See Note 8 to the Consolidated Financial Statements for a description of these plans.
       In calculating the fair value of options issued to Company employees that received grants under the Wendy’s WeShare Plan in 2003 and under the 2003 Plan in 2004, the following assumptions were used for the years indicated. No options were granted in 2005.

Assumption	2003	2004

Dividend yield	0.8%	1.2%

Expected volatility	30.0%	27.0%

Risk-free interest rate	2.1%	2.8%

Expected lives	2.7 years	3.1 years

Per share weighted average fair value of options granted (expressed in U.S. dollars)	$5.10	$8.22

       In calculating the fair value of options issued to Company employees under the Wendy’s 1990 Plan for key employees, the following assumptions were used for the years indicated:

Assumption	2003	2004

Dividend yield	0.8%	1.2%

Expected volatility	34.0%	31.0%

Weighted average risk-free interest rate	3.0%	3.5%

Expected lives	4.9 years	4.9 years

Per share weighted average fair value of options granted (expressed in U.S. dollars)	$8.88	$11.89

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
       Had compensation expense been recognized for stock-based compensation plans in accordance with provisions of SFAS No. 123, as amended by SFAS No. 148, the Company would have recorded net income and earnings per share as follows:

	2003	2004	2005

	(In thousands)
Net income, as reported	$156,262	$205,051	$191,091
Add: Stock compensation cost recorded under APB Opinion No. 25, net of tax	398	—	3,001
Deduct: Stock compensation cost calculated under SFAS No. 123, net of tax	(6,480)	(6,739)	(18,827)

Pro forma net income	$150,180	$198,312	$175,265

Earnings per share:
Basic as reported	$0.98	$1.28	$1.19

Basic pro forma	$0.94	$1.24	$1.10

       The above stock compensation cost calculated upon adoption, under SFAS No. 123, net of tax, is based on costs generally computed over the vesting period of the award. SFAS No. 123R requires compensation cost for stock-based compensation awards to be recognized immediately for new awards granted to retirement eligible employees and over the period from the grant date to the date retirement eligibility is achieved, if that period is shorter than the normal vesting period.
       If the guidance on recognition of stock compensation expense for retirement eligible employees were applied to the periods reflected in the financial statements, the impact on the Company’s reported net income would have been a reduction of $1.6 million in 2005. There would have been no impact to the reported net income for 2003 or 2004. The impact on the Company’s pro-forma net income would have been a reduction of $0.7 million, $0.1 million and a benefit of $4.6 million for the years ended December 28, 2003, January 2, 2005 and January 1, 2006, respectively.
       The impact of applying SFAS No. 123 and SFAS No. 123R in this pro-forma disclosure is not necessarily indicative of future results.

NOTE 2	EXPENSE ALLOCATIONS
       The Consolidated Statements of Operations and Consolidated Balance Sheets include certain amounts related to Wendy’s, including:
General Corporate Expenses
       General corporate expense allocations represent costs related to corporate functions such as executive oversight, risk management, information technology, accounting, legal, investor relations, human resources, tax, other services and employee benefits and incentives (including compensation expense related to restricted stock units) Wendy’s provides to the Company. The allocations are primarily based on specific identification and the relative percentage of the Company’s revenues and headcount to the respective total Wendy’s costs. Substantially all of these allocations are reflected in general and administrative expenses in the Company’s Consolidated Statements of Operations and totalled $12.9 million, $13.3 million and $19.3 million on a pre-tax basis for 2003, 2004 and 2005, respectively.
       The Company and Wendy’s considered these general corporate expense allocations to be a reasonable reflection of the utilization of services provided. The allocations may not, however, reflect

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
the expense the Company would have incurred as a stand-alone company. Actual costs which may have been incurred if the Company had been a stand-alone public company in 2003, 2004 and 2005 would depend on a number of factors, including how the Company chose to organize itself, what if any functions were outsourced or performed by Company employees and strategic decisions made in areas such as information technology systems and infrastructure. However, the Company currently does not believe the difference between the cost allocations from Wendy’s and the costs the Company would have incurred on a stand-alone basis would have a material impact on the Company’s statements of operations, balance sheets or statements of cash flows for 2003, 2004 and 2005.
Interest Expense
       Affiliated interest expense, net in the Consolidated Statements of Operations reflects interest costs related to specific net borrowings by the Company, in the form of promissory notes, from Wendy’s. Notes receivable from and payable to Wendy’s are presented separately on the Company’s Consolidated Balance Sheets. No amount is included in affiliated interest expense, net for other amounts receivable from and payable to Wendy’s which were not in the form of a promissory note and for which no interest rate was specified. Also, Wendy’s has not allocated a portion of its external debt interest cost to the Company. As a result, net interest expense recorded by the Company does not reflect the expense the Company would have incurred as a stand-alone company.
Amounts Receivable from and Payable to Wendy’s
       Wendy’s primarily uses a worldwide centralized approach to cash management and the financing of its operations with all related activity between the Company and Wendy’s reflected as amounts receivable from Wendy’s and notes payable to and receivable from Wendy’s in the Company’s consolidated balance sheets. Types of transactions between the Company and Wendy’s include: (1) cash from the Company’s U.S. operations which are transferred to Wendy’s bank account on a regular basis, (2) net cash borrowings from Wendy’s used to fund operations, capital expenditures, acquisitions and for other purposes, (3) payment of related party dividends and interest to Wendy’s on a regular basis, and (4) allocations of corporate expenses identified above, and (5) the intercompany tax allocation for consolidated tax reporting purposes.
       The amounts receivable from Wendy’s and notes receivable from and payable to Wendy’s as at October 2, 2005 of $52.9 million were distributed in-kind by the Company to Wendy’s in 2005.

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

NOTE 3	GOODWILL AND OTHER INTANGIBLE ASSETS
       The table below presents amortizable and unamortizable intangible assets as of January 2, 2005 and January 1, 2006:

	Gross		Net
	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount

	(In thousands)
2004
Amortizable intangible assets:
Persona	$6,455	$(1,696)	$4,759
Other	2,784	(1,766)	1,018

	$9,239	$(3,462)	$5,777

Unamortizable intangible assets:
Goodwill			$30,527

	Gross		Net
	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount

	(In thousands)
2005
Amortizable intangible assets:
Persona	$6,455	$(2,234)	$4,221
Other	2,784	(2,784)	—

	$9,239	$(5,018)	$4,221

Unamortizable intangible assets:
Goodwill			$—

       Persona of $4.8 million and $4.2 million in 2004 and 2005, net of accumulated amortization of $1.7 million and $2.2 million, respectively, represent the use of the name and likeness of Ronald V. Joyce, a former owner and director of the Company. The name and likeness are being amortized over a period of twelve years ending in 2013.
       Total intangibles amortization expense was $1.1 million and $1.6 million for the years ended January 2, 2005 and January 1, 2006, respectively. The estimated annual intangibles amortization expense for 2006 through 2010 is approximately $0.5 million.
       The changes in the carrying amount of goodwill for the years ended 2004 and 2005 is as follows:

	2004	2005

	(In thousands)
Balance beginning of year	$—	$30,527
Goodwill recorded in connection with acquisitions	34,984	—
Translation adjustments	(4,457)	263
Goodwill impairment	—	(30,790)

Balance end of year	$30,527	$—

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
       All goodwill relates to the U.S. operating segment.
       Under SFAS No. 142, goodwill must be tested for impairment annually (or in interim periods if events indicate possible impairment). In the fourth quarter of 2005, the Company tested goodwill for impairment and recorded impairment charges of $30.8 million. The Company determined the amount of the charge based on an estimate of the fair market value of the reporting unit based on historical performance and discounted cash flow projections. Lower than anticipated sales levels was the primary consideration in the determination that the recorded goodwill value was impaired. The impairment charges fully eliminate the balance of goodwill.

NOTE 4	TERM DEBT
       Since 1995 the Company has been a wholly-owned subsidiary of Wendy’s. Accordingly, the Company did not seek significant external financing as it was funded primarily by Wendy’s.
       Notes payable to and receivable from Wendy’s are described in Note 14 to the Consolidated Financial Statements.
       Excluding amounts owed to Wendy’s, the Company’s total debt at January 2, 2005 and January 1, 2006 was $18.3 million and $21.7 million, respectively, which includes $17.5 million and $20.7 million at January 2, 2005 and January 1, 2006, respectively, of debt recorded in accordance with EITF 97-10—The Effect of Lessee Involvement in Asset Construction. Under EITF 97-10, the Company is considered the owner of certain restaurants leased by the Company from an unrelated lessor because the Company helped to construct some of the structural elements of those restaurants. Accordingly, the Company has included the restaurant construction costs for these restaurants in fixed assets and recorded the lessor’s contributions to the construction costs for these certain restaurants as debt. The average imputed interest rate for the debt recorded in accordance with EITF 97-10 is approximately 17%. In addition to debt recorded in accordance with EITF 97-10, the Company had debt at January 2, 2005 and January 1, 2006 of $0.8 million and $1.0 million, respectively. Based on cash flows and market interest rates, the estimated fair value of the Company’s recorded debt, excluding amounts owed to Wendy’s, was approximately $48 million and $40 million at January 2, 2005 and January 1, 2006, respectively.
       Future maturities for the Company’s recorded debt, excluding notes payable to Wendy’s and certain Wendy’s subsidiaries, at January 1, 2006 are shown below. See also Note 16 for additional Debt Agreements entered into subsequent to January 1, 2006:

(In thousands)

2006	$404
2007	511
2008	474
2009	447
2010	534
Later years	19,288

Total	21,658
Current portion	(404)

$21,254

      Advertising fund restricted long-term debt of $22.1 million was incurred by the advertising fund for the purchase of certain fixed assets. The debt bears interest at 5.2% and is due in installments through 2010 as follows: 2006 $5.1 million, 2007 $5.2 million, 2008 $5.4 million, 2009 $5.6 million

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
and 2010 $5.9 million. The amount of $5.1 million due in 2006 is included in Advertising fund restricted liabilities in current liabilities. See also Note 1 to the Consolidated Financial Statements for a general description of the related assets and Note 12 for a description of the Company’s advertising funds.
      At January 1, 2006, the Company had a revolving credit facility of $25 million, all of which was undrawn, except for approximately $5 million that was committed to support outstanding letters of credit. This annual operating facility is available in Canadian dollars or U.S. dollar equivalent with interest at the bank’s prime lending rate, banker’s acceptance fee plus 1.25%, the bank’s U.S. dollar base rate or LIBOR plus 1.25% per annum. The facility does not have any financial covenants except for an accelerated repayment clause if there is a material adverse change in the Company’s financial or environmental condition.

NOTE 5	LEASES
      The Company occupies land and buildings and uses equipment under terms of numerous lease agreements expiring on various dates through 2043 (except for two leases that expire in 2086 and 2100). Terms of land and building leases are generally equal to the initial lease period of 10 to 20 years while land only lease terms can extend longer. Many of these leases provide for future rent escalations and renewal options. Certain leases require contingent rent, determined as a percentage of sales. Most leases also obligate the Company to pay the cost of maintenance, insurance and property taxes.
      Assets leased under capital leases, excluding leasehold improvements, consisted of the following:

	2004	2005

	(In thousands)
Buildings	$77,156	$82,142
Other	4,091	4,920
Accumulated depreciation	(22,197)	(27,106)

Balance as of January 1, 2006	$59,050	$59,956

       At January 1, 2006, future minimum lease payments for all leases, and the present value of the net minimum lease payments for capital leases, were as follows:

	Capital Leases	Operating Leases

	(In thousands)
2006	$11,593	$53,388
2007	8,132	55,424
2008	6,861	52,119
2009	6,983	52,049
2010	6,427	43,885
Later years	44,516	371,592

Total minimum lease payments	84,512	$628,457

Amount representing interest	(32,279)

Present value of net minimum lease payments	52,233
Current portion	(7,581)

	$44,652

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
       Total minimum lease payments have not been reduced by minimum sublease rentals of $52.5 million under capital leases, and $448.8 million under operating leases due in the future under non-cancelable subleases.
       Rent expense consists of rentals for premises and equipment leases, and excludes amounts paid to related parties. Rent expense for each year is included in operating expenses and amounted to:

	2003	2004	2005

	(In thousands)
Minimum rents	$47,962	$52,859	$58,249
Contingent rents	19,898	24,090	27,973

	$67,860	$76,949	$86,222

       In connection with the franchising of certain restaurants, the Company has leased or subleased land, buildings and equipment to the related franchise owners. Most leases provide for fixed payments with contingent rent when sales exceed certain levels, while others provide for monthly rentals based on a percentage of sales. Lease terms are generally 10 years with one or more five-year renewal options. The franchise owners bear the cost of maintenance, insurance and property taxes.
       At each year-end, company assets leased under operating leases, including leasehold improvements under operating and capital leases, consisted of the following:

	2004	2005

	(In thousands)
Land	$145,413	$165,113
Buildings and leasehold improvements	708,427	774,406
Equipment	69,196	57,594

	923,036	997,113
Accumulated depreciation	(226,978)	(249,381)

	$696,058	$747,732

       At January 1, 2006, future minimum lease receipts were as follows:

Operating Leases

(In thousands)
2006	$157,858
2007	146,246
2008	133,525
2009	116,132
2010	95,517
Later years	210,992

Total	$860,270

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
       Rental income for each year is included in rents and royalties revenues and amounted to:

	2003	2004	2005

	(In thousands)
Minimum rents	$116,004	$136,268	$158,525
Contingent rents	157,203	180,399	175,794

	$273,207	$316,667	$334,319

NOTE 6	INCOME TAXES
       The Company’s U.S. income tax provision and related deferred income tax amounts are determined as if the Company filed tax returns on a stand alone basis. The Company’s U.S. entities currently join in the filing of a consolidated U.S. tax return with Wendy’s and its other U.S. subsidiaries. The provision for income taxes each period consisted of the following:

	2003	2004	2005

	(In thousands)
Current
U.S. Federal	$(1,207)	$(6,482)	$(6,000)
U.S. State and local	(173)	266	1,387
Canadian	75,187	104,902	107,443

	73,807	98,686	102,830

Deferred
U.S. Federal	25,278	1,642	(16,809)
U.S. State and local	668	247	(2,227)
Canadian	6,848	160	645

	32,794	2,049	(18,391)

	$106,601	$100,735	$84,439

       The provision for Canadian taxes includes withholding taxes. Income before income taxes for Canadian operations was $215.7 million, $265.4 million and $288.1 million for the years ended 2003, 2004 and 2005, respectively.

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
       The temporary differences which give rise to deferred tax assets and liabilities at each year-end consisted of the following:

	2004	2005

	(In thousands)
Deferred tax assets
Lease transactions	$33,689	$34,625
Property and equipment basis differences	3,915	4,488
Intangible assets basis differences	—	8,616
Benefit plans transactions	—	176
Reserves not currently deductible	1,786	1,795
Deferred income	2,807	2,963
Foreign tax credit carryforwards	33,304	38,489
All other	2,656	3,659

	78,157	94,811
Valuation allowance	(33,304)	(38,489)

	$44,853	$56,322

	2004	2005

	(In thousands)
Deferred tax liabilities
Lease transactions	$23,228	$24,158
Property and equipment basis differences	23,447	15,366
Intangible assets basis differences	3,267	1,412
Capitalized expenses deducted for tax	—	221
Unremitted earnings—foreign operations	5,998	5,998
All other	347	2,489

	$56,287	$49,644

       Certain amounts in the above table for 2004 have been reclassified to conform to the current year presentation. These reclassifications had no impact on the Consolidated Balance Sheet presentation.
       A deferred tax asset has been established for foreign tax credit carryforwards. A portion of the credits previously scheduled to expire in 2006 will now expire in 2011 as a result of the American Jobs Creation Act of 2004. The balance of the credits expire in 2014 and 2015. A valuation allowance in the amount of $38.5 million has been established as a result of management’s determination that it is more likely than not that these foreign tax credit carryforwards will not be realized.

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
      A reconciliation of the statutory U.S. federal income tax rate of 35% to the Company’s effective tax rate for each year is shown below:

	2003	2004	2005

	(In thousands)
Income taxes at statutory rate	$92,002	$107,059	$96,436
Taxes on non-U.S. earnings, net of related tax credits	14,473	(6,964)	(10,656)
State and local taxes, net of federal benefit	321	352	(458)
Other	(195)	288	(883)

Income taxes at effective rate	$106,601	$100,735	$84,439

Effective tax rate	40.6%	32.9%	30.6%
       The rate decrease in 2005 from 2004 was attributable to the favourable taxation of currency transactions and the change in geographical mix of pretax income, which were partially offset by non-deductible costs related to this offering. The rate was lower in 2004 when compared to 2003 as a result of the reduction in Canadian tax rates and the non-recurrence of the change to the valuation allowance.
       The determination of annual income tax expense takes into consideration amounts which may be needed to cover exposures for open tax years. The Canada Revenue Agency is currently conducting an examination of various Canadian subsidiaries of the Company for the years 1998 through 2003. The Internal Revenue Service is currently conducting an examination of the Wendy’s federal income tax returns for the years 2001 through 2004. The Company does not expect any material impact on earnings to result from the resolution of matters related to open tax years; however, actual settlements may differ from amounts accrued.
       U.S. income taxes and foreign withholding taxes are not provided on undistributed earnings of foreign subsidiaries which are considered to be indefinitely reinvested in the operations of such subsidiaries. The amount of these earnings was approximately $44.0 million at January 1, 2006. The Company has provided deferred taxes at January 1, 2006 on $124.9 million of unremitted earnings, which are not considered to be indefinitely reinvested. The additional taxes payable on earnings considered indefinitely reinvested would approximate $2.2 million, consisting primarily of additional foreign withholding taxes.

NOTE 7	CAPITAL STOCK
       On February 24, 2006, the Board of Directors approved a one to 228,504.252857143 stock split effective February 24, 2006. All share and per share amounts have been retroactively adjusted for all periods presented to reflect the one to 228,504.252857143 stock split. The Board of Directors also approved an increase in the number of authorized shares from 1,000 to 1,000,000,000 and approved a designation of par value of US$.001 to each share. Both of these changes were retroactively reflected for all periods presented.
       On December 29, 1995, Wendy’s acquired, in a transaction accounted for as a pooling of interests, all of the stock of 1052106 Ontario Limited, formerly 632687 Alberta Ltd., the parent company of the Tim Hortons restaurant chain, for 16.45 million shares of a Canadian subsidiary of the Company exchangeable for 16.45 million common shares of Wendy’s. Mr. Ronald V. Joyce, a former director of Wendy’s, held all of the exchangeable shares. The Company purchased and retired 1.0 million exchangeable shares from Mr. Joyce for $32.30 (US$21.21) per share of Wendy’s in 1998 and 9.7 million exchangeable shares for $40.47 (US$25.75) per share of Wendy’s in the fourth quarter of 2001. On December 19, 2002, Mr. Joyce transferred, with Wendy’s consent, all of

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
the remaining 5.7 million exchangeable shares to an entity that was wholly-owned by him. On January 2, 2003, the 5.7 million exchangeable shares were exchanged into common shares of Wendy’s with a value of $43.14 (US$27.32) per share of Wendy’s, which represents the value of publicly traded shares of Wendy’s on that date. The exchange by the Company of Wendy’s shares for the exchangeable shares is classified as an equity transaction because it represents the settlement of shares issued by a subsidiary of the Company.
       In 2002, the Company received capital contributions in the form of cash from Wendy’s totaling $443.9 million. In 2003, the Company received an additional capital contribution from Wendy’s in the form of Wendy’s shares totaling $37.5 million. Also in 2003, Wendy’s settled certain debt obligations to the Company in exchange for an equivalent value of Wendy’s shares. The total Wendy’s shares received as a capital contribution and in settlement of debt totalled 5.7 million shares, were valued at $247.7 million and were used in the above 5.7 million share exchange.
       In September 2005, the Company distributed a U.S. dollar denominated note to Wendy’s in the amount of $1,115.9 million (US$960 million). As a result, retained earnings of $1,008.3 million were reduced to zero and the common stock value was reduced by $107.6 million. The outstanding principal of the note bears interest at an annual rate of 3.0%. Both the outstanding principal and accrued interest are due within 30 days of a demand for payment by Wendy’s and may be prepaid by the Company at any time.
       In November, 2005, Wendy’s agreed to settle the majority of the intercompany balances outstanding at October 2, 2005 excluding the $1,116.3 million note payable (US$960 million). These balances were settled net, by way of a $52.9 million distribution in-kind to Wendy’s.

NOTE 8	STOCK COMPENSATION
       Certain employees of the Company participate in various plans which provide options and, beginning in 2005, restricted stock to acquire Wendy’s common stock. The following is a description of the Wendy’s plans and tables summarizing stock option activity, outstanding options and exercisable options for the Company’s employees.
       On August 2, 1990, the Wendy’s Board of Directors adopted the WeShare Stock Option Plan (“WeShare Plan”), a non-qualified stock option plan. Beginning in 2002, options equal to 8 to 12 percent of each eligible employee’s earnings could be granted under the WeShare Plan. The percentage of each eligible employee’s earnings was determined by Wendy’s annual performance as measured by earnings per share growth and Wendy’s three-year average total shareholder return relative to the Standard & Poor’s 500 Index.
       On April 23, 2003, approximately 0.1 million options were granted under the WeShare Plan to eligible Company employees at an exercise price of US$27.99 per share. No options were awarded under the WeShare Plan in 2004 or 2005.
       On August 2, 1990, the Wendy’s Board of Directors adopted the 1990 Stock Option Plan (“1990 Plan”). A total of 0.5 million and 0.5 million options were granted to the Company’s employees under the 1990 Plan in 2003 and 2004, respectively. These options were primarily granted on April 23, 2003 and April 22, 2004, at an exercise price of US$27.99 per share and $US40.62 per share, respectively. No options were awarded under the 1990 Plan in 2005.
       On April 22, 2004, Wendy’s shareholders approved the 2003 Stock Incentive Plan (“2003 Plan”). The 2003 Plan provides for equity compensation awards in the form of stock options, restricted stock, stock units, stock appreciation rights, dividend equivalent rights, performance awards

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
and share awards (collectively, “Awards”) to eligible employees and Directors of the Company or its subsidiaries.
       On November 18, 2005, the Company’s stockholder approved the 2006 Stock Incentive Plan (“2006 Plan”). The 2006 Plan provides for equity compensation awards in the form of stock options, restricted stock, stock units, stock appreciation rights, dividend equivalent rights, performance awards and share awards (collectively, “Awards”) to eligible employees and Directors of the Company or its subsidiaries. No awards were made under this plan in 2005.
       A total of 0.1 million stock options were granted to the Company’s employees under the 2003 Plan during 2004. These options were primarily granted on April 22, 2004 at an exercise price of US$40.62.
       In 2005, 0.2 million restricted stock units of Wendy’s were granted to employees of the Company. The Company recorded pre-tax compensation expense of $2.5 million related to this grant. The restricted stock units vest over a period of thirty months. The restricted stock units were granted at a grant-date fair value of US$42.95 per unit.
       The WeShare Plan, 1990 Plan and 2003 Plan option grants have a term of 10 years from the grant date. The vesting of all outstanding stock options was accelerated on all plans in October 2005. See also Note 1 to the Consolidated Financial Statements.
       The following is a summary of stock option activity for the Company’s employees for the last three years:

	Wendy’s Shares
	Outstanding	Weighted Average
	Under Option	Price Per Share

	(Shares in thousands)	(in U.S. dollars)
Balance at December 29, 2002	2,267	$29.08
Granted	622	28.01
Exercised	(488)	24.28
Canceled	(63)	30.45

Balance at December 28, 2003	2,388	29.80
Granted	597	40.55
Exercised	(121)	23.40
Canceled	(79)	32.64

Balance at January 2, 2005	2,735	32.35

Granted	—	—
Exercised	(1,511)	29.94
Canceled	(10)	35.23

Balance at January 1, 2006	1,214	$35.23

       Options exercisable to purchase Wendy’s common shares totalled 0.8 million, 1.2 million and 1.2 million at December 28, 2003, January 2, 2005 and January 1, 2006, respectively.

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
       The following table summarizes stock options for Wendy’s shares held by the Company’s employees which were outstanding and exercisable at January 1, 2006:

	Options Outstanding and Exercisable

	Shares Under	Weighted Average
	Options	Remaining	Weighted Average
Range of Exercise Prices	Outstanding	Contractual Life	Exercise Price

(In U.S. dollars)	(in thousands)	(in years)	(in U.S. dollars)
$17.38 - $23.03	23	4.0	$18.63
$23.04 - $28.58	342	7.0	27.75
$28.59 - $34.36	50	4.5	31.17
$34.37 - $40.62	799	7.5	39.30

$17.38 - $40.62	1,214	7.2	$35.32

NOTE 9	ACQUISITIONS AND INVESTMENTS
       On May 5, 2004, the Company completed its purchase of certain real and personal assets of Bess Eaton Donut Flour Co., Inc. and Louis A. Gencarelli, Sr. for $60.9 million. The assets relate to 42 coffee and donut restaurants formerly operated under the Bess Eaton name throughout Rhode Island, Connecticut and Massachusetts. The sites have been converted and are operating as Tim Hortons restaurants. The Company recorded $35.0 million of goodwill related to this acquisition, which was determined to be impaired in the fourth quarter of 2005. See Note 3 to the Consolidated Financial Statements.
       In 2001, the Company formed a joint venture between the Company and IAWS to build a par-baked goods manufacturing facility in Canada. The joint venture is owned and jointly-controlled on a fifty-fifty basis by the Company and IAWS Group plc and supplies the Company’s entire restaurant system with par-baked donuts. The Company committed to invest approximately $87 million in this joint venture, of which $73.9 million has been invested as of January 1, 2006. At January 2, 2005 and January 1, 2006, the Company’s investment in this joint venture was $89.1 million and $84.9 million, respectively, which includes amounts invested and equity earnings less distributions.

NOTE 10	COMMITMENTS AND CONTINGENCIES
       Reserves related to possible losses on accounts receivable, notes receivable, real estate, guarantees, claims and contingencies involving franchisees totalled $3.1 million at January 2, 2005 and $2.0 million at January 1, 2006. These reserves are included in accounts receivable, notes receivable and other accrued expenses.
       The Company has guaranteed certain leases and debt payments, primarily related to franchisees, amounting to $1.5 million and $1.0 million at January 2, 2005 and January 1, 2006, respectively. In the event of default by a franchise owner, the Company generally retains the right to acquire possession of the related restaurants. At January 2, 2005 and January 1, 2006, the Company is also the guarantor on $5.0 million and $5.0 million, respectively, in letters of credit with various parties, however, management does not expect any material loss to result from these instruments because it does not believe performance will be required. The length of the lease, loan and other arrangements guaranteed by the Company or for which the Company is contingently liable varies, but generally does not exceed nine years.
       The Company participates in the Wendy’s self-insurance programs for most U.S. workers’ compensation, general liability and automotive liability losses subject to per occurrence and

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
aggregate annual liability limitations. The Company also participates in the Wendy’s self-insurance programs for health care claims for eligible participating employees subject to certain deductibles and limitations. The Company is allocated cost from Wendy’s to participate in these programs on a per head count basis.
       The Company has entered into purchase arrangements with some of its suppliers for terms which generally do not exceed one year. The range of prices and volume of purchases under the agreements may vary according to the Company’s demand for the products and fluctuations in market rates. These agreements help the Company secure pricing and product availability. The Company does not believe these agreements expose the Company to significant risk.
       Under a supply agreement with a third party, the Company has agreed to purchase a minimum of 50% of its hot cup and related lid supplies from a third party, at independently-derived competitive prices, over the period from July 15, 2002 through July 15, 2007.
       In addition to the guarantees described above, the Company is party to many agreements executed in the ordinary course of business that provide for indemnification of third parties, under specified circumstances, such as lessors of real property leased by the Company, distributors, service providers for various types of services (including commercial banking, investment banking, tax, actuarial and other services), software licensors, marketing and advertising firms, securities underwriters and others. Generally, these agreements obligate the Company to indemnify the third parties only if certain events occur or claims are made, as these contingent events or claims are defined in each of these agreements. The Company believes that the resolution of any claims that might arise in the future, either individually or in the aggregate, would not materially affect the earnings or financial condition of the Company. Effective January 1, 2003, the Company adopted FIN 45— Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. In accordance with FIN 45 and based on available information, the Company has accrued for certain guarantees and indemnities as of January 2, 2005 and January 1, 2006 which, in total, are not significant.
       The Company and its subsidiaries are parties to various legal actions and complaints arising in the ordinary course of business. The Company participates in the Wendy’s self-insurance programs and many of these actions are covered by either Wendy’s self-insurance or other insurance programs. Reserves related to the resolution of legal proceedings are included in accrued expenses other. It is the opinion of the Company that the ultimate resolution of such matters will not materially affect the Company’s financial condition or earnings.

NOTE 11	RETIREMENT PLANS
       Certain Company employees participate in various defined contribution plans of Wendy’s. Costs allocated for Company employees participating in these plans were approximately $2.0 million for 2003, $4.0 million for 2004, and $4.4 million for 2005.
       Certain U.S. employees of the Company participate in two Wendy’s-sponsored U.S. domestic defined benefit pension plans (the “Plans”). Wendy’s manages the Plans on a consolidated basis and makes contributions to the Plans in amounts sufficient, on an actuarial basis, to fund at a minimum, its portion of the Plans’ normal cost on a current basis, and to fund its portion of the actuarial liability for past service costs in accordance with U.S. Department of Treasury Regulations. Obligations related to vested participants will remain the responsibility of Wendy’s. The Company does not intend to adopt a new U.S. defined benefit pension plan. Based on a headcount allocation approach, the Company’s pro rata expense related to the Wendy’s Plans was not significant.

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

NOTE 12	ADVERTISING COSTS
       The Company participates in advertising funds established to collect and administer funds contributed for use in advertising and promotional programs designed to increase sales and enhance the reputation of the Company and its franchise owners. Separate advertising funds are administered for Canada and the U.S. In accordance with SFAS No. 45— Accounting for Franchisee Fee Revenue, the revenue, expenses and cash flows of the advertising funds are not included in the Company’s Consolidated Statements of Operations and Cash Flows because the contributions to these advertising funds are designated for specific purposes, and the Company acts as an, in substance, agent with regard to these contributions. The assets held by these advertising funds are considered restricted. These current restricted assets, current restricted liabilities and advertising fund restricted long-term debt are identified on the Company’s Consolidated Balance Sheets. In addition, at January 1, 2006, property and equipment, net, included $39.5 million of advertising fund fixed assets.
       Contributions to the advertising funds are required to be made from both company— operated and franchise restaurants and are based on a percent of restaurant retail sales. In addition to the contributions to the various advertising funds, Company and franchise restaurants make additional contributions for local and regional advertising programs.
       The Company may collect up to 4.0% of restaurant sales from franchisees and company-operated restaurants for contribution to the advertising funds. The following table summarizes actual contribution rates to the advertising funds for franchise and company operated restaurants:

	Advertising Fund
	Contribution Rate
	as of Year-end

	2003	2004	2005

Canada	3.5%	3.5%	3.5%
U.S.	4.0%	4.0%	4.0%
       Company contributions to its various advertising funds totalled $4.7 million, $3.8 million and $4.7 million in 2003, 2004 and 2005, respectively. The total amount spent by the advertising funds in 2003, 2004 and 2005 amounted to $107.7 million, $119.1 million and $135.4 million, respectively.
       Total advertising expense of the Company, including amounts contributed to all of the advertising funds, local advertising costs and other marketing and advertising expenses, amounted to $5.2 million, $5.8 million and $5.4 million for 2003, 2004 and 2005, respectively.

NOTE 13	SEGMENT REPORTING
       The Company operates exclusively in the food-service industry and has determined that its reportable segments are those that are based on the Company’s methods of internal reporting and management structure. The Company’s reportable segments are Canada and the U.S. There were no material amounts of revenues or transfers between reportable segments.

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
       The table below presents information about reportable segments:

	Canada	U.S.	Total

	(In thousands)
2003
Revenues	$1,079,682	$92,098	$1,171,780
% of total	92%	8%	100%
Operating income (loss)	$292,526	$(27)	$292,499
% of total	100%	0%	100%
% of revenues	27%	0%	25%
Capital expenditures	$90,478	$41,387	$131,865
Long-lived assets	$581,044	$208,951	$789,995
Total assets	$973,698	$241,425	$1,215,123
2004
Revenues	$1,218,781	$119,485	$1,338,266
% of total	91%	9%	100%
Operating income (loss)	$344,476	$(981)	$343,495
% of total	100%	0%	100%
% of revenues	28%	(1)%	26%
Capital expenditures	$132,498	$65,312	$197,810
Long-lived assets	$646,533	$263,091	$909,624
Total assets	$1,043,950	$340,331	$1,384,281
2005
Revenues	$1,344,971	$137,056	$1,482,027
% of total	91%	9%	100%
Operating income (loss)	$379,405	$(4,282)	$375,123
% of total	101%	(1)%	100%
% of revenues	28%	(3)%	25%
Capital expenditures	$162,904	$55,703	$218,607
Long-lived assets	770,389	275,731	$1,046,120
Total assets	$1,196,812	$327,795	$1,524,607
       A reconciliation of reportable segment operating income to consolidated operating income follows:

	2003	2004	2005

	(In thousands)
Reportable segment operating income	$292,499	$343,495	$375,123
Goodwill and asset impairments	—	—	(53,101)
Corporate charges	(13,602)	(24,190)	(31,975)

Consolidated operating income	$278,897	$319,305	$290,047

       Corporate charges include certain overhead costs that are not allocated to individual segments.

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
       A reconciliation of total reportable segment long-lived assets and total assets to consolidated total long-lived assets and total assets, respectively, is as follows:

	2004	2005

	(In thousands)
Total long-lived assets	$909,624	$1,046,120
Corporate long-lived assets	—	15,526

Consolidated long-lived assets	$909,624	$1,061,646

	2004	2005

	(In thousands)
Total assets	$1,384,281	$1,524,607
Corporate assets	372,588	72,256

Consolidated total assets	$1,756,869	$1,596,863

       Significant non-cash items included in reportable segment operating income and reconciled to total consolidated amounts is as follows:

	2003	2004	2005

	(In thousands)
Depreciation and amortization
Canada	$48,123	$56,225	$56,637
U.S.	10,678	12,727	14,707

	58,801	68,952	71,344
Corporate	—	56	655

	$58,801	$69,008	$71,999

Goodwill and asset impairment — U.S.	$—	$—	$53,101

       Revenues consisted of the following:

	2003	2004	2005

	(In thousands)
Sales:
Warehouse sales	$669,960	$711,767	$794,506
Company-operated restaurant sales	57,548	63,476	65,199
Sales from restaurants consolidated under FIN 46R	—	69,988	100,545

	$727,508	$845,231	$960,250

Franchise revenues:
Rents and royalties	$367,756	$414,096	$449,791
Franchise fees	76,516	78,939	71,986

	444,272	493,035	521,777

Total revenues	$1,171,780	$1,338,266	$1,482,027

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

NOTE 14	RELATED PARTY
       In addition to the functions historically provided by Wendy’s to the Company as described in Note 2 to the Consolidated Financial Statements, certain Tim Hortons restaurants are located in sites in which a Wendy’s restaurant is also located (the “Combo Stores”). In Canada, approximately 100 Combo Stores are controlled by a 50-50 joint venture (Ontario General Partnership) between the Company and Wendy’s. Accordingly, the Ontario General Partnership is accounted for using the equity method, and income from the Company’s portion of income from the joint venture is classified in equity income on the Company’s consolidated statements of operations. In 2004 and 2005 the Company received distributions from the 50-50 joint venture with Wendy’s of $7.3 million and $10.8 million, respectively. The Company has contingent rent expense associated with its 50-50 joint venture with Wendy’s for the years ended 2003, 2004 and 2005 of $16.4 million, $18.7 million and $19.8 million, respectively. At January 2, 2005 and January 1, 2006, the Company’s investment in this joint venture was $50.3 million and $49.6 million, respectively. See also Note 15 to the Consolidated Financial Statements. In the U.S. the Company controls approximately 30 Combo Stores, either through acquisition or lease, and leases the Wendy’s portion of the Combo Store to Wendy’s or a Wendy’s franchisee at a rate of 8.5% of the Wendy’s restaurant sales.
       The Company enters into financing arrangements with Wendy’s that include both borrowings from Wendy’s, in the form of notes payable, and lending of amounts to Wendy’s, in the form of notes receivable. A summary of these notes and related outstanding balances is shown in the following tables. The notes contain no significant restrictions on either the Company or Wendy’s related to financial ratios, levels of indebtedness, asset sales or dispositions, liens or other such covenants. Also, the notes do not include a prepayment penalty.
       Notes receivable by the Company from Wendy’s are denominated primarily in U.S. dollars and at each year end consisted of the following:

	2004	2005

	(In thousands)
Various notes receivable due within 30 days on demand from the Company with an average interest rate of 3.3%	$173,747	$—
7.25% Note due November 30, 2013	128,000	—

	301,747	—
Current portion	(173,747)	—

	$128,000	$—

       Notes payable from the Company to Wendy’s are denominated primarily in U.S. dollars and at each year end consisted of the following:

	2004	2005

	(In thousands)
Various notes payable due within 30 days on demand from Wendy’s with an average interest rate of 7.0%	$77,257	$—
7.25% Note due December 29, 2005	108,468	—
5.5% Note due October 22, 2011	149,303	—
6.25% Note due November 15, 2011	31,787	—
3.0% Note due within 30 days on demand	—	1,116,288

	366,815	1,116,288
Current portion	(185,725)	(1,116,288)

	$181,090	$—

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
       Notes payable between the Company and Wendy’s may be settled in other than cash. In 2005, Wendy’s settled approximately $210.0 million in notes payable to the Company in Wendy’s shares.
       In September 2005, the Company distributed a U.S. dollar denominated note to Wendy’s in the amount of $1,115.9 million (US$960.0 million). As a result, retained earnings were reduced to zero and the common stock value was reduced by $107.6 million. The outstanding principal of the note bears interest at an annual rate of 3%. Both the outstanding principal and accrued interest are due within 30 days of a demand for payment by Wendy’s and may be prepaid by the Company at any time. On February 3, 2006 the Company received a demand for payment as of March 7, 2006 on all outstanding interest accrued on the note distributed to Wendy’s in the amount of $1,116.3 million Canadian (US$960 million) as of January 1, 2006.
       Notes and other transactions between the Company and Wendy’s may be settled in other than cash. In 2005, the Company settled a $128.0 million note receivable from Wendy’s by offsetting that amount with a $108.5 million note payable to Wendy’s and accrued interest and other amounts payable to Wendy’s totaling $19.5 million. See also Note 7 for other amounts settled in 2005 between the Company and Wendy’s.
       See also Note 2 to the Consolidated Financial Statements for a description of other amounts receivable from Wendy’s. Wendy’s has provided a guarantee of all of the obligations under the Company’s U.S. franchise agreement and U.S. state franchise registrations. Wendy’s has also guaranteed payment of the Company’s U.S. obligations that may arise related to the Company’s pool loan guarantee of certain franchisee borrowings. As of January 1, 2006, the Company’s total pool loan guarantee was $0.7 million.

NOTE 15	EQUITY INVESTMENTS
       Combined summarized financial information for the Company’s investments accounted for using the equity method is shown below. These investments almost exclusively are in operating ventures closely integrated into the Company’s operations, such as the joint venture investments described in Notes 9 and 16 to the Consolidated Financial Statements. These amounts are in aggregate at 100.0% levels. The net income amounts shown below include income tax expense (benefit) of $5.6 million, $8.3 million and $9.9 million for 2003, 2004 and 2005, respectively. Fifty percent of these income tax amounts are included as part of equity income shown on the consolidated statement of operations.

	2003	2004	2005

	(In thousands)
Income Statement Information
Revenues	$148,147	$198,726	$204,360
Expenses attributable to revenues	$(77,788)	$(100,959)	$(109,564)
Net Income	$52,650	$74,194	$71,002

	2004	2005

	(In thousands)
Balance Sheet Information
Current assets	$74,085	$78,890
Noncurrent assets	$290,705	$275,835
Current liabilities	$21,106	$19,211
Noncurrent liabilities	$15,438	$16,667
Retained earnings	$177,565	$169,752

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

NOTE 16	RECENTLY ISSUED ACCOUNTING STANDARDS
       In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R—Share-Based Payment, which requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award using an option-pricing model. The cost of the awards, including the related tax effects, will be recognized in the consolidated statement of operations. This statement eliminates the alternative to use the intrinsic value method for valuing stock based compensation, which typically resulted in recognition of no compensation cost. This statement was to become effective for interim or annual periods beginning after June 15, 2005, with early adoption encouraged. On April 15, 2005, the Securities and Exchange Commission issued Release No. 33-8568, which amended the date for compliance with SFAS No. 123R to the first interim or annual period of the first fiscal year beginning after June 15, 2005, with early adoption permitted. On October 27, 2005, Wendy’s announced that its Compensation Committee, after discussion with its Board of Directors, approved accelerated vesting of all outstanding stock options, except those held by the independent Directors of Wendy’s. The decision to accelerate vesting of stock options was made primarily to reduce non-cash compensation expense that would have been recorded in future periods following adoption of SFAS No. 123R and is expected to have a positive effect on employee morale and retention. Under SFAS No. 123R, the classification of cash flows between operating and financing activities will be affected due to a change in treatment for tax benefits realized. As a result of the acceleration of vesting on the majority of Wendy’s outstanding stock options, the Company does not expect the adoption of SFAS No. 123R to have a significant impact on its financial statements.
       SFAS No. 123R requires recognition of compensation cost under a non-substantive vesting period approach, which requires recognition of compensation expense when an employee is eligible to retire. The Company has historically recognized this cost under the nominal vesting approach, generally over the normal vesting period of the award. When the Company adopts SFAS No. 123R in the first quarter of 2006, it will change to the non-substantive approach. See Note 1 to the Consolidated Financial Statements for a discussion of the impact of this change when the Company adopts SFAS No. 123R.
       In June 2005, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 05-06, “Determining the Amortization Period for Leasehold Improvements.” The consensus requires that the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception should be based on the lesser of the useful life of the leasehold improvements or the period of the lease including all renewal periods that are reasonably assured of exercise at the time of the acquisition. The consensus is to be applied prospectively to leasehold improvements acquired subsequent to June 29, 2005. This consensus is consistent with the accounting policy followed by the Company and thus had no impact upon adoption.
       In October 2005, the FASB issued FSP FAS 123(R)-2—Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R), which provides clarification of the concept of mutual understanding between employer and employee with respect to the grant date of a share-based payment award. This FSP provides that a mutual understanding of the key terms and conditions of an award shall be presumed to exist at the date the award is approved by management if the recipient does not have the ability to negotiate the key terms and conditions of the award and those key terms and conditions will be communicated to the individual recipient within a relatively short time period from the date of approval. This guidance shall be applied upon initial adoption of SFAS No. 123R. The Company does not expect adoption to have a significant impact on its financial statements.

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
       In October 2005, the FASB issued FSP FAS 13-1— Accounting for Rental Costs Incurred during a Construction Period, which addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. This FSP requires that rental costs associated with ground or building operating leases that are incurred during a construction period be recognized as rental expense and included in income from continuing operations. The guidance in this FSP shall be applied to the first reporting period beginning after December 15, 2005, with early adoption permitted. The Company does not expect FSP FAS 13-1 to have a significant impact on its financial statements.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

		Charged
	Balance at	(Credited)		Balance at
	Beginning	to Costs &	Additions	End of
Classification	of Year	Expenses	(Deductions)(1)	Year

	(in thousands)
Fiscal year ended December 28, 2003:
Deferred tax asset valuation allowance	$32,750	$(1,341)	$(5,397)	$26,012
Allowance for doubtful accounts	5,942	116	(2,193)	3,865

	$38,692	$(1,225)	$(7,590)	$29,877

Fiscal year ended January 2, 2005:
Deferred tax asset valuation allowance	$26,012	$10,223	$(2,931)	$33,304
Allowance for doubtful accounts	3,865	(191)	(526)	3,148

	$29,877	$10,032	$(3,457)	$36,452

Fiscal year ended January 1, 2006:
Deferred tax asset valuation allowance	33,304	6,455	(1,270)	38,489
Allowance for doubtful accounts	3,148	(557)	(562)	2,029

	36,452	5,898	(1,832)	40,518

(1)	Primarily represents reserves written off or reversed due to the resolution of certain franchise situations and translation adjustments.
      Year-end balances are reflected in the Consolidated balance Sheet as follows:

	December 28,	January 2,	January 1,
	2003	2005	2006

Deducted from accounts and notes receivable, net	$3,865	$3,148	$2,029

Deducted from deferred income taxes — long-term	$26,012	$33,304	$38,489

	$29,877	$36,452	$40,518

Western Canada
508
Ontario
1,412
Quebec
305
Atlantic
Canada
372
U.S.
288

Tim Hortons

restaurant locations

community involvement

CAMP DAY
June 8, 2005
Thank you. Over $6.4 million raised for the Tim Horton Children's Foundation.
Entire proceeds go to help deserving kids.
Tim Hortons

Follow the Leader
Tim Hortons

All the dough
goes to a great cause.
$1.00

Tim Hortons
Nov. 12, 2004
$13,760
Thirteen Thousand Seven Hundred Sixty
Tim Hortons

restaurant locations Tim Hortons Canada Franchise 2,564 Company 33 226 Company 62 Total Tim Hortons 2,885 (On January 1, 2006) community involvement	Tim Hortons U.S.	Franchise

It's only one cup,
but it's held by millions.
ALWAYS FRESH
Tim Hortons
COFFEE

Goldman, Sachs & Co.
RBC Capital Markets
JPMorgan
Scotia Capital
Bear Stearns & Co. Inc.
CIBC World Markets
Cowen & Co.
Harris Nesbitt
Lazard Capital Markets
Merrill Lynch & Co.
TD Securities

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
       The following table sets forth our estimated costs and expenses (other than underwriting discounts) payable in connection with this offering.

SEC Registration and Canadian Filing Fees	$85,000
Printing and Engraving Expenses	300,000
Legal Fees and Expenses	3,500,000
Accounting Fees and Expenses	2,400,000
Financial Statement Consulting Fees	1,200,000
NYSE and TSX Listing Fees	360,000
Blue Sky Qualification Fees and Expenses	100,000
Transfer Agent and Registrar Fees	20,000
Miscellaneous	300,000

Total	$8,265,000

*	To be filed by amendment.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS
      Section 145 of the Delaware General Corporation Law authorizes a corporation to indemnify its directors, officers, employees and agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement reasonably incurred, provide they act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, regarding any criminal proceeding, had no reasonable cause to believe their conduct was unlawful, although in the case of proceedings brought by or on behalf of the corporation, such indemnification is limited to expenses and is not permitted in the individual is adjudge liable to the corporation (unless court determines otherwise). Section 102 of the Delaware General Corporation Law authorizes a corporation to limit or eliminate its directors’ liability to the corporation or its stockholders for monetary damages for breaches of fiduciary duties, other than for (i) breaches of the duty of loyalty; (ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violations of law; (iii) unlawful payments of dividends, stock purchases or redemptions or (iv) transactions from which a director derives a personal benefit. Our certificate of incorporation contains such a provision.
      Our certificate of incorporation incorporates Sections 145 and 102 of the Delaware General Corporation Law and provides that director personal liability is limited to the fullest extent permitted under Delaware law and that we will indemnify each director and officer against all claims and expenses resulting form the fact that such person was a director or an officer of the Company. A claimant is eligible for indemnification if the claimant (i) acted in good faith and in a manner that, in the claimant’s reasonable belief, was in or not opposed to the best interests of the Company or (ii) in the case of a criminal proceeding, had no reasonable cause to believe the claimant’s conduct was unlawful. This determination will be made by our disinterested directors, our stockholders or independent counsel in accordance with Section 145 of the Delaware General Corporation Law.
      Section 145 of the Delaware General Corporation Law authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director or an officer of the Company against any liability asserted against and incurred by such person in any such capacity, or arising out of such person’s status as such. We have obtained liability insurance covering our directors and officers for claims asserted against them or incurred by them in such capacity.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES
       Except for the issuance of common stock to Wendy’s, Tim Hortons has not issued any securities in unregistered transactions. The issuance of such securities was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
       (a) Exhibit Index
       A list of exhibits filed with this registration statement on Form S-1 is set forth on the Exhibit Index and is incorporated in this Item 16(a) by reference.
       (b) Financial Statement Schedules
       See Schedule II — Valuation and Qualifying Accounts in Part I of this prospectus.

ITEM 17.	UNDERTAKINGS
       The undersigned Registrant hereby undertakes:

(1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
       Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Oakville, Province of Ontario, on February 27, 2006.

Tim Hortons Inc.

By:	/s/ Cynthia J. Devine

Name: Cynthia J. Devine

Title:	Executive Vice President and Chief Financial Officer
       Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on February 27, 2006.

Signature		Title

* Paul D. House		Chief Executive Officer and President (principal executive officer); Director

/s/ Cynthia J. Devine Cynthia J. Devine		Executive Vice President and Chief Financial Officer (principal financial officer and principal accounting officer); Director

* John T. Schuessler		Chairman of the Board; Director

* Kerrii B. Anderson		Director

* David P. Lauer		Director

* David H. Lees		Director

* Frank Iacobucci		Director

* James V. Pickett		Director

*By	/s/ Cynthia J. Devine Cynthia J. Devine Attorney-in-fact

EXHIBIT INDEX

Exhibit No.		Description of Exhibit

1	.1*	Form of Underwriting Agreement
3.1		Amended and Restated Certificate of Incorporation of Tim Hortons Inc.
3.2		Amended and Restated By-laws of Tim Hortons Inc.
4	.1*	Rights Agreement
5.1		Opinion of Akin Gump Strauss Hauer & Feld LLP
10.1		Form of Master Separation Agreement
10.2		Form of Shared Services Agreement
10.3		Form of Tax Sharing Agreement
10.4		Form of Registration Rights Agreement
10.5		2006 Stock Incentive Plan
10.6		Executive Annual Performance Plan
10.7		Form of Officer Indemnification Agreement
10.8		Form of Director Indemnification Agreement
21.1		List of Subsidiaries
23.1		Consent of Akin Gump Strauss Hauer & Feld LLP (included as part of its opinion filed as Exhibit 5.1 hereto)
23.2		Consent of PricewaterhouseCoopers LLP
24	.1**	Powers of Attorney
24	.2**	Powers of Attorney

*	To be filed by amendment.

**	Previously filed.

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